

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholder of Sunoco, Inc.:

Sunoco, Inc. and Energy Transfer Partners, L.P. (which we refer to as "ETP") have entered into a merger agreement that provides for Sunoco to become a subsidiary of ETP. In the merger, Sunoco shareholders will receive, for each Sunoco common share they own as of immediately prior to the merger, a combination of $25.00 in cash and 0.5245 of an ETP common unit (which we refer to as the "standard mix of consideration"). Instead of receiving the standard mix of consideration, Sunoco shareholders will have an opportunity to make a cash election to receive $50.00 in cash, or a unit election to receive 1.0490 ETP common units, for each Sunoco common share they own as of immediately prior to the merger. The cash and unit elections, however, will be subject to proration to ensure that the total amount of cash paid and the total number of ETP common units issued in the merger to Sunoco shareholders as a whole are equal to the total amount of cash and number of ETP common units that would have been paid and issued if all Sunoco shareholders received the standard mix of consideration. Shares of Sunoco common stock are currently traded on the New York Stock Exchange (which we refer to as the "NYSE") under the symbol "SUN," and ETP common units are currently traded on the NYSE under the symbol "ETP."

In connection with the merger, Sunoco will hold a special meeting of its shareholders to consider and vote on a proposal to approve and adopt the merger agreement and certain other matters. The affirmative vote of the holders of a majority of the votes cast by all Sunoco shareholders entitled to vote on the merger proposal is required to approve and adopt the merger agreement. Shareholders of record as of August 27, 2012 (which we refer to as the "record date") are entitled to vote on the merger and other proposals presented at the Sunoco special meeting.

Your vote is very important. Information about the Sunoco special meeting, the merger and the other business to be considered by the Sunoco shareholders at the Sunoco special meeting is contained in the accompanying proxy statement/prospectus, which we urge you to read. **In particular, see the section titled "Risk Factors" beginning on page 18 of the accompanying document.**

The Sunoco board of directors has unanimously determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are in the best interests of Sunoco and its shareholders, and recommends that the Sunoco shareholders vote in favor of the proposal to approve and adopt the merger agreement and the transactions contemplated thereby.

Sincerely,

BRIAN P. MACDONALD
Chairman of the Board and
President and Chief Executive Officer

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying document or determined that the accompanying document is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying document is dated August 28, 2012 and is first being mailed to the Sunoco shareholders on or about August 29, 2012.



NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 4, 2012

Dear Shareholder of Sunoco, Inc.:

On Thursday, October 4, 2012, Sunoco will hold a special meeting of shareholders (which we refer to as the "special meeting") at the Detroit Athletic Club, 241 Madison Avenue, Detroit, Michigan 48226, at 2:30 p.m., local time. Only Sunoco shareholders of record at the close of business on August 27, 2012, the record date, are entitled to receive this notice and to vote at the special meeting or any adjournment or postponement of that meeting. The special meeting has been called for the following purposes:

1. To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger dated as of April 29, 2012 as amended by Amendment No. 1 thereto dated as of June 15, 2012, (which we refer to as the "merger agreement"), by and among Sunoco, Energy Transfer Partners, L.P. (which we refer to as "ETP"), Energy Transfer Partners GP, L.P., Sam Acquisition Corporation (which we refer to as "Merger Sub"), and, for limited purposes set forth therein, Energy Transfer Equity, L.P. (which we refer to as "ETE"), pursuant to which, among other things, Merger Sub will be merged with and into Sunoco, with Sunoco surviving the merger as a subsidiary of ETP, and the transactions contemplated thereby;

2. To consider and cast an advisory (non-binding) vote on specified compensation that may be received by Sunoco's named executive officers in connection with the merger;

3. To consider and vote upon any adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the proposal to approve and adopt the merger agreement and the transactions contemplated thereby; and

4. To transact such other business as may properly come before the special meeting and any adjournment or postponement thereof.

The Sunoco board of directors has unanimously approved and adopted the merger agreement and is submitting the merger agreement to the Sunoco shareholders for approval and adoption at the special meeting. The merger agreement will be approved and adopted upon receiving the affirmative vote of a majority of the votes cast by all Sunoco shareholders entitled to vote thereon at the special meeting.

Whether or not you plan to attend the special meeting, please submit your proxy with voting instructions as soon as possible. If you hold shares of Sunoco common stock in your name as a shareholder of record, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed stamped envelope, use the toll-free telephone number shown on the proxy card or use the internet website shown on the proxy card. If you hold shares of Sunoco common stock through a bank or broker, please use the voting instructions you have received from your bank or broker. Submitting your proxy will not prevent you from attending the special meeting and voting in person. Please note, however, that if you hold shares of Sunoco common stock through a bank or broker, and you wish to vote in person at the special meeting, you must obtain from your bank or broker a proxy issued in your name. You may revoke your proxy by attending the special meeting and voting your shares of Sunoco common stock in person at the special meeting. You may also revoke your proxy at any time before it is voted by giving written notice of revocation to the Secretary of Sunoco at the address provided with the proxy card at or before the special meeting or by submitting a proxy with a later date.

The Sunoco board of directors recommends that the Sunoco shareholders vote:

1. "**FOR**" the proposal to approve and adopt the merger agreement and the transactions contemplated thereby;

2. "**FOR**" the proposal to approve, on an advisory (non-binding) basis, specified compensation that may be received by Sunoco's named executive officers in connection with the merger; and

3. "**FOR**" any adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the proposal to approve and adopt the merger agreement and the transactions contemplated thereby.

By Order of the Board of Directors,

Stacy L. Fox

STACY L. FOX
Senior Vice President, General Counsel and
Corporate Secretary

August 28, 2012

REFERENCES TO ADDITIONAL INFORMATION

This document, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (which we refer to as the "SEC"), constitutes a proxy statement of Sunoco under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (which we refer to as the "Exchange Act"), with respect to the solicitation of proxies for the special meeting of shareholders of Sunoco, or any adjournment or postponement thereof, to, among other things, approve and adopt the merger agreement and the transactions contemplated thereby. This document is also a prospectus of ETP under Section 5 of the U.S. Securities Act of 1933, as amended (which we refer to as the "Securities Act"), for ETP common units that will be issued to shareholders of Sunoco in the merger pursuant to the merger agreement.

As permitted under the rules of the SEC, this document incorporates by reference important business and financial information about ETP and Sunoco from other documents filed with the SEC that are not included in or delivered with this document. Please read the section titled "Where You Can Find More Information." You can obtain any of the documents incorporated by reference into this document from the SEC's website at *www.sec.gov*. This information is also available to you without charge upon your request in writing or by telephone from ETP or Sunoco at the following addresses and telephone numbers:

<table>
<tr><td align="center">Energy Transfer Partners, L.P.</td><td align="center">Sunoco, Inc.</td></tr>
<tr><td align="center">3738 Oak Lawn Avenue</td><td align="center">1818 Market Street, Suite 1500</td></tr>
<tr><td align="center">Dallas, TX 75219</td><td align="center">Philadelphia, PA 19103-3687</td></tr>
<tr><td align="center">Attn: Investor Relations</td><td align="center">Attn: Investor Relations</td></tr>
<tr><td align="center">Telephone: (214) 981-0795</td><td align="center">Telephone: (215) 977-3105</td></tr>
</table>

Please note that copies of the documents provided to you will not include exhibits, unless the exhibits are specifically incorporated by reference into the documents or this document.

You may obtain certain of these documents at ETP's website, *www.energytransfer.com*, by selecting "Investor Relations," then selecting "SEC Filings" and then selecting the tab named "ETP," and at Sunoco's website, *www.sunocoinc.com*, by selecting "Investors," selecting "Financial Reports" and then selecting "SEC Filings." None of the information contained on the website of ETP and Sunoco is incorporated by reference into this document.

In order to receive timely delivery of the documents in advance of the Sunoco special meeting, your request should be received no later than Thursday, September 27, 2012. In order to receive timely delivery of the documents in advance of the election deadline for the merger, your request should be received no later than four business days prior to the election deadline. If you request any documents, ETP or Sunoco will mail them to you by first class mail, or another equally prompt means, within one business day after receipt of your request.

If you have any questions about the merger or the consideration that you will receive in connection with the merger, including any questions relating to the election or transmittal of materials, or would like additional copies of the election form and letter of transmittal (which are being mailed to Sunoco shareholders separately), you may contact Sunoco's proxy solicitor at the address and telephone number listed below. You will not be charged for any additional election forms and letters of transmittal that you request.


The Solicitation Agent for the Special Meeting is:

Morrow & Co., LLC

You may obtain information regarding the Special Meeting
from the Solicitation Agent as follows:

470 West Avenue—3rd Floor
Stamford, CT 06902

Banks and Brokerage Firms, please call (203) 658-9400
Shareholders, please call (877) 787-9239
SUN.info@morrowco.com


TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE MERGER AND SPECIAL MEETING

Set forth below are questions that you, as a shareholder of Sunoco, may have regarding the merger and the special meeting of Sunoco shareholders and brief answers to those questions. For a more complete description of the legal and other terms of the merger, please read this entire document, including the merger agreement, which is attached as Annex A to this proxy statement/prospectus, and the documents incorporated by reference into this document. You may obtain a list of the documents incorporated by reference into this document in the section "Where You Can Find More Information."

Q: Why am I receiving these materials?

A: Sunoco and ETP have entered into a merger agreement, pursuant to which they have agreed that Sunoco would become a subsidiary of ETP and Sunoco will cease to be a separate publicly traded company. In the merger, Sunoco shareholders will receive, for each Sunoco common share they own as of immediately prior to the merger, a combination of $25.00 in cash and 0.5245 of an ETP common unit (which we refer to as the "standard mix of consideration"). Instead of receiving the standard mix of consideration, Sunoco shareholders will have an opportunity to make either a cash election to receive $50.00 in cash, or a unit election to receive 1.0490 ETP common units, for each Sunoco common share they own as of immediately prior to the merger. The cash and unit elections, however, will be subject to proration to ensure that the total amount of cash paid and the total number of ETP common units issued in the merger to Sunoco shareholders as a whole are equal to the total amount of cash and number of ETP common units that would have been paid and issued if all Sunoco shareholders received the standard mix of consideration. See "The Merger Agreement—Merger Consideration" on page 74.

In order to complete the merger, Sunoco shareholders must vote to approve and adopt the merger agreement and the transactions contemplated thereby. This document is being delivered to you as both a proxy statement of Sunoco and a prospectus of ETP in connection with the merger. It is the proxy statement by which the Sunoco board of directors is soliciting proxies from you to vote in favor of the proposal to approve and adopt the merger agreement at the special meeting or at any adjournment or postponement of the special meeting. It is also the prospectus for the offering by ETP of ETP common units in the merger.

Q: What am I being asked to consider and vote on?

A: Sunoco shareholders are being asked to consider and vote on the following proposals:

(1) to approve and adopt the merger agreement (attached as Annex A to this document) and the transactions contemplated thereby;

(2) to approve, on an advisory (non-binding) basis, specified compensation that may be received by Sunoco's named executive officers in connection with the merger;

(3) any adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the proposal to approve and adopt the merger agreement and the transactions contemplated thereby; and

(4) to transact such other business as may properly come before the special meeting and any adjournment or postponement thereof (at the present time, Sunoco knows of no other matters that will be presented for consideration at the special meeting).

Q: How does the Sunoco board of directors recommend that I vote on the matters to be considered at the special meeting?

A: The Sunoco board of directors recommends that the shareholders of Sunoco vote:

• "**FOR**" the proposal to approve and adopt the merger agreement and the transactions contemplated thereby;

• "**FOR**" the proposal to approve, on an advisory (non-binding) basis, specified compensation that may be received by Sunoco's named executive officers in connection with the merger; and

- "**FOR**" any adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the proposal to approve and adopt the merger agreement and the transactions contemplated thereby.

See "Proposal 1: The Merger— Recommendation of Sunoco's Board of Directors and Reasons for the Merger" beginning on page 40.

In considering the recommendation of the Sunoco board of directors with respect to the merger agreement, you should be aware that some of Sunoco's directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Sunoco shareholders generally. See "Proposal 1: The Merger—Interests of Sunoco's Directors and Executive Officers in the Merger" beginning on page 59.

Q: What will happen in the merger?

A: If the merger is completed, Merger Sub will be merged with and into Sunoco, with Sunoco surviving the merger as a subsidiary of ETP. The merger will become effective on such date and at such time that the articles of merger are filed with the Department of State of the Commonwealth of Pennsylvania, or such later date and time as may be agreed upon by ETP and Sunoco and set forth in the articles of merger. Throughout this document, this date and time is referred to as the "effective time" of the merger.

Q: What is the amount of cash and/or the number of ETP common units that I will be entitled to receive for my shares of Sunoco common stock?

A: In the merger, Sunoco shareholders will receive, for each Sunoco common share they own as of immediately prior to the merger, a combination of $25.00 in cash and 0.5245 of an ETP common unit. Instead of receiving this standard mix of consideration, Sunoco shareholders will have an opportunity to make a cash election to receive either $50.00 in cash, or a unit election to receive 1.0490 ETP common units, for each Sunoco common share they own as of immediately prior to the merger. The cash and

unit elections, however, will be subject to proration to ensure that the total amount of cash paid and the total number of ETP common units issued in the merger to Sunoco shareholders as a whole are equal to the total amount of cash and number of ETP common units that would have been paid and issued if all Sunoco shareholders received the standard mix of consideration. Therefore:

- if providing $50.00 in cash per Sunoco share to those who make the cash election would cause ETP to pay more cash than if all Sunoco shareholders were to receive $25.00 in cash per share, then the amount of cash per Sunoco share to be received by holders making a cash election will be reduced (pro rata across all outstanding Sunoco shares subject to a cash election), so that the aggregate cash paid to all Sunoco shareholders is equal to $25.00 per share, and the remainder of the consideration in respect of outstanding Sunoco shares subject to a cash election will be payable in ETP common units and cash in lieu of fractional units; and

- if providing 1.0490 ETP common units per Sunoco share to those who make the unit election would cause ETP to issue more ETP common units than if all Sunoco shareholders received 0.5245 of an ETP common unit per share, then the amount of ETP common units per Sunoco share to be received by holders making a unit election will be reduced (pro rata across all outstanding Sunoco shares subject to a unit election), so that the aggregate ETP common units paid to all Sunoco shareholders is equal to 0.5245 of an ETP common unit per share, and the remainder of the consideration in respect of outstanding Sunoco shares subject to a unit election will be payable in cash.

Sunoco shareholders who elect to receive the standard mix of consideration for their Sunoco shares will not be subject to proration for such shares.

No fractional ETP common units will be issued. Sunoco shareholders to whom fractional units would have otherwise been issued will be entitled to receive, subject to applicable withholding, a cash payment equal to such shareholders' proportionate interest in the net proceeds from the sale of the aggregated fractional units that would have been issued in the merger.

Q: What will happen to Sunoco equity awards in the merger?

A: *Stock Options*. Each award of stock options outstanding immediately prior to the effective time of the merger, whether or not vested, will become fully vested and be converted into the right to receive a cash payment equal to (a) the number of shares of Sunoco common stock subject to the stock option, multiplied by (b) the excess, if any, of $50.00 over the per share exercise price of the stock option, less any applicable withholding or other taxes.

Restricted Share Units and Performance Share Units. Each award of restricted share units and performance share units that is outstanding immediately prior to the effective time of the merger will become fully vested and be converted into the right to receive an amount in cash equal to the product of (a) the number of shares of Sunoco common stock subject to such award multiplied by (b) $50.00 (or, in the case of awards granted prior to March 1, 2012, the highest trading price per share of Sunoco common stock as reflected in the *Wall Street Journal* during the 60-day period immediately preceding the effective time of the merger, if greater than $50.00), less any applicable withholding or other taxes. For each performance share unit award granted in 2012, the number of shares of Sunoco common stock subject to such award will be equal to the target number of shares of Sunoco common stock subject to such award. For each other performance share unit award, the number of shares of Sunoco common stock subject to such award will be equal to the greater of (x) the target number of shares of Sunoco common stock subject to such award, and (y) the number of shares of Sunoco common stock that would be earned with respect to such award based on Sunoco's actual performance immediately prior to the effective time of the merger. A holder of restricted share units or performance share units will be entitled to payment of any accrued cash

dividend equivalents corresponding to such units in connection with the cash-out of the underlying units, less any applicable withholding or other taxes.

Awards Granted Under Sunoco's Leadership Recognition Plan. Each award granted under Sunoco's Leadership Recognition Plan denominated in shares of Sunoco common stock that is outstanding immediately prior to the effective time of the merger will become fully vested and be converted into the right to receive an amount in cash equal to the product of (a) the number of shares of Sunoco common stock subject to such award multiplied by (b) $50.00, less any applicable withholding or other taxes.

Q: What will happen to Sunoco equity-based deferred compensation in the merger?

A: At the effective time of the merger, each account under Sunoco's Directors' Deferred Compensation Plan I, Sunoco's Directors' Deferred Compensation Plan II, Sunoco's Deferred Compensation Plan and Sunoco's Executive Involuntary Deferred Compensation Plan that is denominated in shares of Sunoco common stock will be converted into a vested obligation to pay an amount in cash equal to the product of the total number of shares of Sunoco common stock subject to such deferred share account multiplied by $50.00, plus, other than with respect to the Executive Involuntary Deferred Compensation Plan, interest at a rate of 120% of the long-term applicable federal rate through the applicable payment date (less all applicable withholding and other taxes).

Q: How is Sunoco common stock in SunCAP voted?

A: If your Sunoco shares are held in custody through the Sunoco, Inc. Capital Accumulation Plan (which we refer to as "SunCAP") by the Vanguard Fiduciary Trust Company (which we refer to as "Vanguard") as trustee for SunCAP, you may vote by instructing Vanguard how to vote your shares pursuant to the vote instruction card that is mailed to you with this proxy statement. If you do not provide voting instructions, or provide unclear voting instructions, then Vanguard will vote the shares in your SunCAP account in proportion to the way the shares of Sunoco common stock are voted by the other SunCAP participants. Voting instructions from SunCAP participants are maintained in the strictest confidence and will not be disclosed to Sunoco except for limited circumstances.

Q: If I am a Sunoco shareholder, will I receive dividends in the future?

A: Before completion of the merger, Sunoco expects to pay regular quarterly dividends on shares of Sunoco common stock, which currently are $0.20 per share, at times and intervals consistent with its prior practice and as permitted by the merger agreement. Your receipt of this regular quarterly dividend will not reduce the per share merger consideration. Once the merger is completed, to the extent shares of Sunoco common stock are exchanged for ETP common units, when distributions are declared by the board of directors (which we refer to as the "ETP board of directors") of Energy Transfer Partners, L.L.C. (which we refer to as "ETP LLC"), the general partner of Energy Transfer Partners GP, L.P. (which we refer to as "ETP GP" and which is the general partner of ETP) and paid by ETP, former Sunoco shareholders will receive distributions on ETP common units that they receive in the merger in accordance with ETP's partnership agreement. For additional information, please read "Summary—Comparative ETP and Sunoco Per Unit/Share Market Price Data" beginning on page 17.

Current ETP unitholders will continue to receive distributions on their common units in accordance with ETP's partnership agreement. For a description of the distribution provisions of ETP's partnership agreement, please read "Comparison of Rights of Sunoco Shareholders and ETP Unitholders" beginning on page 138.

Q: What vote of shareholders is required to approve and adopt the merger agreement?

A: The merger agreement proposal must be approved and adopted by the affirmative vote of holders of a majority of the votes cast by all shareholders entitled to vote thereon at the special meeting (provided a quorum is present in person or by proxy). Abstentions and broker non-votes will have no effect on the outcome of the vote on the merger agreement proposal.

Q: What vote of shareholders is required to approve the other matters to be considered at the special meeting?

A: Approval of the advisory vote on specified compensation that may be received by Sunoco's named executive officers in connection with the merger requires the affirmative vote of holders of a majority of the votes cast at the special meeting. The vote of Sunoco shareholders on specified compensation that may be received by Sunoco's named executive officers in connection with the merger is advisory in nature and will not be binding on ETP or the Sunoco board of directors and will not affect whether the compensation is paid. Abstentions and broker non-votes will have no effect on the outcome of the advisory vote.

Any adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the proposal to approve and adopt the merger agreement and the transactions contemplated thereby requires the affirmative vote of the holders of shares entitled to cast a majority of the votes present or represented at the special meeting in person or by proxy. Unless the Sunoco board of directors fixes a new record date for the adjourned special meeting, or law otherwise requires, no notice of the adjourned special meeting will be given so long as the time and place to which the special meeting is adjourned are announced at the special meeting adjourning and, at the adjourned special meeting only such business is transacted as might have been transacted at the original special meeting. Abstentions will be the equivalent of a vote against a proposal to adjourn the special meeting, while broker non-votes will have no effect on the outcome of the vote.

Q: What constitutes a quorum for the special meeting?

A: A quorum requires the presence, in person or by proxy, of shareholders entitled to cast a majority of the votes which all shareholders are entitled to cast at the meeting.

Q: When and where will the special meeting be held?

A: The special meeting is scheduled to be held on Thursday, October 4, 2012 at 2:30 p.m., local time, at the Detroit Athletic Club, 241 Madison Avenue, Detroit, Michigan 48226.

Q. Who is entitled to vote at the special meeting?

A: All Sunoco shareholders who hold shares at the close of business on the record date, Monday, August 27, 2012, are entitled to receive notice of and to vote at the special meeting and any adjournment or postponement thereof, provided that such shares remain outstanding on the date of the special meeting.

Q: What are the expected U.S. federal income tax consequences to a Sunoco shareholder as a result of the merger?

A: For U.S. federal income tax purposes, to the extent that a Sunoco shareholder receives cash in the merger, the shareholder will generally recognize gain or loss in an amount equal to the difference between the amount of cash received and the shareholder's adjusted basis in the Sunoco common stock treated as sold in the merger. In general, no gain or loss will be recognized by a Sunoco shareholder to the extent that a Sunoco shareholder receives ETP common units in the merger. For a more detailed discussion of the material U.S. federal income tax consequences of the merger to Sunoco shareholders, please see the section titled "Material U.S. Federal Income Tax Considerations" beginning on page 95.

Q: Are there any risks in the merger that I should consider?

A: Yes. There are risks associated with all business combinations, including the merger. These risks are discussed in more detail in the section titled "Risk Factors" beginning on page 18.

Q: How do I vote at the special meeting?

A: After you have carefully read this document, please respond by completing, signing and dating your proxy card and returning it in the enclosed postage-paid envelope or by submitting your proxy or voting instruction by telephone or through the internet as soon as possible so that your Sunoco shares will be represented and voted at the special meeting.

If your Sunoco shares are held in "street name," please refer to your proxy card or the information forwarded by your broker or other

nominee to see which options are available to you. The internet and telephone proxy submission procedures are designed to authenticate Sunoco shareholders and to allow you to confirm that your instructions have been properly recorded.

If you are a record holder of Sunoco shares, the method you use to submit a proxy will not limit your right to vote in person at the special meeting if you later decide to attend the special meeting. If your Sunoco shares are held in the name of a broker or other nominee, you must obtain a proxy, executed in your favor from the holder of record, to be able to vote in person at the special meeting.

Q: If my Sunoco shares are held in "street name" by my broker or other nominee, will my broker or other nominee vote my units without instructions from me?

A: No. Your broker will not be able to vote your Sunoco shares without instructions from you. Please follow the procedure your broker provides to vote your shares.

Q: If I am planning on attending the special meeting in person, should I still submit a proxy?

A: Yes. Whether or not you plan to attend the special meeting, you should submit a proxy. Sunoco shares will not be voted if the holder of such shares does not submit a proxy and then does not vote in person at the special meeting.

Q: What do I do if I want to change my vote after I have delivered my proxy card?

A: You may change your vote at any time before Sunoco shares are voted at the special meeting. You can do this in any of the three following ways:

- by sending a written notice to the Secretary of Sunoco in time to be received before the special meeting stating that you revoke your proxy;

- by completing, signing and dating another proxy card and returning it by mail in time to be received before the special meeting or by submitting a later dated proxy by telephone or the internet, in which case your later-submitted proxy will be recorded and your earlier proxy revoked; or

- if you are a holder of record, or if you hold a proxy in your favor executed by a holder of record, by attending the special meeting and voting in person.

If your Sunoco shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q: What should I do if I receive more than one set of voting materials for the special meeting?

A: You may receive more than one set of voting materials for the special meeting and the materials may include multiple proxy cards or voting instruction cards. For example, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive according to the instructions on it to ensure that all of your shares are voted.

Q: Can I submit my proxy by telephone or the internet?

A: Yes. In addition to mailing your proxy, you may submit it telephonically or on the internet. Instructions for using the telephone or internet to vote are described on your proxy card. For further information, please see the section titled "Special Meeting of Sunoco Shareholders—How to Submit Your Proxy" beginning on page 29.

Q: If I am a Sunoco shareholder, how do I make an election to receive the standard mix of consideration, a cash election or a unit election?

A: As a holder of record of Sunoco shares entitled to vote, you will receive an election form, a copy of the proxy statement/prospectus and other appropriate and customary transmittal materials. The election form will allow you to specify the number of Sunoco shares with respect to which

you elect to receive the standard mix of consideration, the number of shares with respect to which you make a cash election, and the number of shares with respect to which you make a unit election. You must complete and return the election form on or before 5 p.m., New York time, on October 1, 2012 (or such other later date as ETP and Sunoco agree). An election form will be deemed properly completed only if accompanied by one or more certificates (or book-entry notations) representing all the Sunoco shares covered by such election form, together with duly executed transmittal materials included in the election form. ETP will make election forms available as may reasonably be requested from time to time by all persons who become holders (or beneficial owners) of Sunoco shares between the mailing date for the election form and the close of business on the business day prior to the election deadline. For further information, please see the section titled "Proposal 1: The Merger— Sunoco Shareholders Making Elections" beginning on page 69. If you need to obtain an election form, please contact Morrow & Co., LLC at (877) 787-9239. (Banks and brokers may call collect at (203) 658-9400.) If you make no election with respect to your Sunoco shares by the election deadline, then you will be deemed to have elected to receive the standard mix of consideration for your Sunoco shares.

The election form and proxy card are separate documents and should each be completed in their entirety and sent to the appropriate addressee as directed in the instructions accompanying such materials. In lieu of completing a proxy card, you may also vote by telephone or on the internet. For further information, please see the section titled "Special Meeting of Sunoco Shareholders—How to Submit Your Proxy" beginning on page 29.

Q: Can I revoke or change my election after I mail my election form?

A: Yes. You may revoke or change your election by sending written notice of such revocation or change to Computershare Trust Company, N.A., the exchange agent, which notice must be received by the exchange agent prior to the election deadline noted above. In the event an election is revoked, under the merger agreement the Sunoco shares represented by such election will be treated as shares in respect of which no election has been made and will be deemed to elect the standard mix of consideration, except to the extent a subsequent election is properly made by the Sunoco shareholder during the election period. For further information, please see the section titled "Proposal 1: The Merger—Sunoco Shareholders Making Elections" beginning on page 69.

Q: What happens if I do not make an election or my election form is not received before the election deadline?

A: Sunoco shares for which no effective election has been made by the election deadline shall receive the standard mix of consideration for such shares. Therefore, upon completion of the merger, each of such Sunoco shares will be converted into the right to receive $25.00 in cash and 0.5245 of an ETP common unit. For further information, please see the section titled "Proposal 1: The Merger—Sunoco Shareholders Making Elections" beginning on page 69.

Q: How do I exchange my Sunoco shares for merger consideration?

A: As soon as reasonably practicable (and in no event later than the fifth business day) following the effective time of the merger, the exchange agent appointed by ETP and Sunoco will mail to each holder of shares of Sunoco common stock (i) a letter of transmittal and (ii) instructions for use in effecting the surrender of the shares of Sunoco common stock (if such shares have not already been surrendered with an election form) in exchange for, as applicable, cash, ETP common units (which will be issued in book-entry form) and cash in lieu of any fractional common units. You should read these instructions carefully. Assuming that you complete and submit the election form and letter of transmittal in accordance with their respective instructions and surrender your Sunoco shares for cancellation, you will not need to take any further action in order to receive the merger consideration.

Q: How will I receive the merger consideration to which I am entitled?

A: You will be paid the merger consideration to which you are entitled upon the surrender to the exchange agent of your shares of Sunoco common stock and a duly completed and validly executed letter of transmittal. More information on the documentation you are required to deliver to the exchange agent may be found under the section titled "Proposal 1: The Merger—Sunoco Shareholders Making Elections" beginning on page 69. Any ETP common units that you receive in the merger will be issued in book-entry form and you will receive cash in lieu of any fractional ETP common units. No interest will be paid or will accrue on any cash amounts received as merger consideration or in lieu of any fractional common units.

Q: What happens if I sell my Sunoco shares after the record date but before the special meeting?

A: The record date of the special meeting is earlier than the date of the special meeting and the date that the merger is expected to be completed. If you transfer your Sunoco shares after the record date but before the date of the special meeting, you will retain your right to vote at the special meeting (provided that such shares remain outstanding on the date of the special meeting), but you will not have the right to receive the merger consideration to be received by Sunoco shareholders in the merger. In order to receive the merger consideration, you must hold your shares through the completion of the merger. Once you properly submit an election form and related documentation as required thereby, selecting the type of consideration you wish to receive in the merger, you may not be able to transfer your Sunoco shares unless you subsequently revoke your election in accordance with the instructions set by the exchange agent to have your shares returned to you prior to the election deadline.

Q: Do I have dissenters rights?

A: No. Sunoco shareholders do not have dissenters rights in connection with the merger.

Q: Is completion of the merger subject to any conditions?

A: Yes. In addition to the approval and adoption of the merger agreement by Sunoco shareholders, completion of the merger requires the receipt of the necessary regulatory approvals, the absence of a material adverse effect on ETP, Sunoco or Sunoco Logistics Partners, L.P. (which we refer to as "Sunoco Logistics") and the satisfaction or, to the extent permitted by applicable law, waiver of the other conditions specified in the merger agreement.

Q: When do you expect to complete the merger?

A: ETP and Sunoco are working to complete the merger as promptly as practicable. ETP and Sunoco currently expect to complete the merger in the second half of 2012, subject to the receipt of Sunoco shareholder approval, regulatory approvals and other usual and customary closing conditions. However, no assurance can be given as to when, or whether, the merger will occur.

Q: What happens if the merger is not completed?

A: If the Sunoco shareholders do not approve and adopt the merger agreement or if the merger is not completed for any other reason, Sunoco shareholders will not receive any payment for their Sunoco shares in connection with the merger. Instead, Sunoco would remain an independent public company and Sunoco shares would continue to be listed and traded on the NYSE. Under specified circumstances, Sunoco may be required to pay ETP a breakup fee of $225 million or up to $20 million in expenses as described in the section titled "The Merger Agreement—Breakup Fee and ETP Expenses" beginning on page 92.

Q: Whom can I contact with questions about the special meeting or the merger and related matters?

A: If you have any questions about the merger and the other matters contemplated by this document or how to submit your proxy or voting instruction card or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact Sunoco's proxy solicitor, Morrow & Co. Shareholders may call toll free at (877) 787-9239. Banks and brokers may call collect at (203) 658-9400. You may also contact Sunoco, Attention: Investor Relations, 1818 Market Street, Suite 1500, Philadelphia, Pennsylvania 19103-3687, telephone: (215) 977-3105.

SUMMARY

This summary highlights selected information from this document. You are urged to carefully read the entire document and the other documents referred to in this document because the information in this section does not provide all the information that might be important to you with respect to the merger agreement, the merger and the other matters being considered at the meeting. See "Where You Can Find More Information." Each item in this summary refers to the page of this document on which that subject is discussed in more detail.

Information About the Companies (*see pages 25 to 26***)**

Energy Transfer Partners, L.P. is a publicly traded partnership owning and operating a diversified portfolio of energy assets. ETP has pipeline operations in Alabama, Arizona, Arkansas, Colorado, Florida, Louisiana, Mississippi, New Mexico, Utah and West Virginia and owns the largest intrastate pipeline system in Texas. ETP currently has natural gas operations that include approximately 24,000 miles of gathering and transportation pipelines, treating and processing assets, and three storage facilities located in Texas. ETP also holds a 70% interest in Lone Star NGL LLC (which we refer to as "Lone Star"), a joint venture that owns and operates natural gas liquids (which we refer to as "NGL") storage, fractionation and transportation assets in Texas, Louisiana and Mississippi. ETP's general partner is owned by ETE.

Sunoco, Inc. is a leading hydrocarbon logistics and retail company. Sunoco owns a 2% general partner interest, all of the incentive distribution rights, and a 32.4% limited partner interest in Sunoco Logistics. Sunoco Logistics is an owner and operator of complementary pipeline, terminal and crude oil acquisition and marketing assets. Sunoco also owns a network of approximately 4,900 retail locations in 23 states.

Sam Acquisition Corporation is a Pennsylvania corporation and subsidiary of ETP. Merger Sub has not carried on any activities to date, other than activities incidental to its formation or undertaken in connection with the transactions contemplated by the merger agreement.

Southern Union Company (which we refer to as "Southern Union") is an indirect wholly owned subsidiary of ETE that owns and operates assets in the regulated and unregulated natural gas industry and is primarily engaged in the gathering, processing, transportation, storage and distribution of natural gas in the United States.

ETP Holdco Corporation (which we refer to as "Holdco") is an indirect wholly owned subsidiary of ETP. Holdco has not carried on any activities to date, other than activities incidental to its formation or undertaken in connection with the transactions contemplated by the Holdco restructuring (as defined herein). Following the closing of the merger, the Sunoco Logistics restructuring (as defined herein) and the Holdco restructuring, Holdco will own Southern Union and Sunoco. ETP will own a 40% equity interest in Holdco and have the right to appoint a majority of its directors, while ETE will own the remaining 60% equity interest. Please see "Summary—Post-Closing Structure" for more information on the Holdco restructuring.

The Merger (*see pages 31 to 72***)**

Sunoco and ETP have entered into a merger agreement, pursuant to which they agreed that Sunoco would become a subsidiary of ETP, and Sunoco will cease to be a publicly held company.

The merger agreement is attached as Annex A to this document, and both ETP and Sunoco encourage you to read it carefully and in its entirety because it is the legal document that governs the merger.

Merger Consideration (*see page 74***)**

In the merger, Sunoco shareholders will receive, for each Sunoco common share they own as of immediately prior to the merger, a combination of $25.00 in cash and 0.5245 of an ETP common unit (which we refer to as the "standard mix of consideration"). Instead of receiving the standard mix of consideration, Sunoco shareholders will have an opportunity to make a cash election to receive $50.00 in cash, or a unit election to receive 1.0490 ETP common units, for each Sunoco common share they own as of immediately prior to the merger. The cash and unit elections, however, will be subject to

1

proration to ensure that the total amount of cash paid and the total number of ETP common units issued in the merger to Sunoco shareholders as a whole are equal to the total amount of cash and number of ETP common units that would have been paid and issued if all Sunoco shareholders received the standard mix of consideration. Therefore:

- if providing $50.00 in cash per Sunoco share to those who make the cash election would cause ETP to pay more cash than if all Sunoco shareholders received $25.00 in cash per share, then the amount of cash per Sunoco share to be received by holders making a cash election will be reduced (pro rata across all outstanding Sunoco shares subject to a cash election), so that the aggregate cash paid to all Sunoco shareholders is $25.00 per share, and the remainder of the consideration in respect of outstanding Sunoco shares subject to a cash election will be payable in ETP common units and cash in lieu of fractional units; and

- if providing 1.0490 ETP common units per Sunoco share to those who make the unit election would cause ETP to issue more ETP common units than if all Sunoco shareholders received 0.5245 of an ETP common unit per share, then the amount of ETP common units per Sunoco share to be received by holders making a unit election will be reduced (pro rata across all outstanding Sunoco shares subject to a unit election), so that the aggregate ETP common units paid to all Sunoco shareholders is 0.5245 of an ETP common unit per share, and the remainder of the consideration in respect of outstanding Sunoco shares subject to a unit election will be payable in cash.

Sunoco shareholders who elect to receive the standard mix of consideration for their Sunoco shares will not be subject to proration for such shares.

No fractional ETP common units will be issued. Former Sunoco shareholders to whom fractional units would have otherwise been issued will be entitled to receive, subject to applicable withholding, a cash payment equal to such shareholders' proportionate interest in the net proceeds from the sale of the aggregated fractional units that would have been issued in the merger.

Treatment of Sunoco Equity Awards (*see pages 87 to 88***)**

Stock Options. Each award of stock options outstanding immediately prior to the effective time of the merger, whether or not vested, will become fully vested and be converted into the right to receive a cash payment equal to (a) the number of shares of Sunoco common stock subject to the stock option, multiplied by (b) the excess, if any, of $50.00 over the per share exercise price of the stock option, less any applicable withholding or other taxes.

Restricted Share Units and Performance Share Units. Each award of restricted share units and performance share units that is outstanding immediately prior to the effective time of the merger will become fully vested and be converted into the right to receive an amount in cash equal to the product of (a) the number of shares of Sunoco common stock subject to such award multiplied by (b) $50.00 (or, in the case of awards granted prior to March 1, 2012, the highest trading price per share of Sunoco common stock as reflected in the *Wall Street Journal* during the 60-day period immediately preceding the effective time of the merger, if greater than $50.00), less any applicable withholding or other taxes. For each performance share unit award granted in 2012, the number of shares of Sunoco common stock subject to such award will be equal to the target number of shares of Sunoco common stock subject to such award. For each other performance share unit award, the number of shares of Sunoco common stock subject to such award will be equal to the greater of (x) the target number of shares of Sunoco common stock subject to such award, and (y) the number of shares of Sunoco common stock that would be earned with respect to such award based on Sunoco's actual performance immediately prior to the effective time of the merger. A holder of restricted share units or performance share units will be entitled to payment of any accrued cash dividend equivalents corresponding to such units in connection with the cash-out of the underlying units, less any applicable withholding or other taxes.

Awards Granted Under Sunoco's Leadership Recognition Plan. Each award granted under Sunoco's Leadership Recognition Plan denominated in shares of Sunoco common stock that is outstanding immediately prior to the effective time of the merger will become fully vested and be converted into the right to receive an amount in cash equal to the product of (a) the number of shares of Sunoco common stock subject to such award multiplied by (b) $50.00, less any applicable withholding or other taxes.

Accounts under Sunoco's Directors' Deferred Compensation Plan I, Sunoco's Directors' Deferred Compensation Plan II, Sunoco's Deferred Compensation Plan and Sunoco's Executive Involuntary Deferred Compensation Plan. At the effective time of the merger, each account under Sunoco's Directors' Deferred Compensation Plan I, Sunoco's Directors' Deferred Compensation Plan II, Sunoco's Deferred Compensation Plan and Sunoco's Executive Involuntary Deferred Compensation Plan that is denominated in shares of Sunoco common stock will be converted into a vested obligation to pay an amount in cash equal to the product of the total number of shares of Sunoco common stock subject to such deferred share account multiplied by $50.00, plus, other than with respect to the Executive Involuntary Deferred Compensation Plan, interest at a rate of 120% of the long-term applicable federal rate through the applicable payment date (less all applicable withholding and other taxes).

Risk Factors (*see pages 18 to 23***)**

The merger is, and upon the completion of the merger, the combined company will be, subject to a number of risks, which are described in the section titled "Risk Factors" beginning on page 18. You should carefully read and consider these risks in deciding whether to vote for the approval and adoption of the merger agreement and the transactions contemplated thereby. Some of the most important risks include:

- The exchange ratios for the merger are fixed and the market price of ETP common units will fluctuate, and therefore Sunoco shareholders receiving ETP common units cannot be sure of the market value of ETP common units that they will receive in the merger, which may be worth more or less than the $50.00 per share available to those making a cash election. The value of ETP common units at and after the closing time of the merger may be higher or lower than

the value of ETP common units when the exchange ratios were set.

- Because cash and unit elections are subject to proration so that the total amount of cash paid and the total number of ETP common units issued in the merger to Sunoco shareholders does not exceed the amount of cash and number of ETP common units that would have been paid and issued if all Sunoco shareholders received the standard mix of consideration, Sunoco shareholders may receive a form or combination of consideration different from what they elect.

- In order to properly make an election with respect to the merger consideration you must tender your shares with the election form. Therefore, you will not be able to sell those shares unless you revoke your election prior to the election deadline.

- If the merger agreement is terminated, under certain circumstances, Sunoco may be obligated to reimburse ETP for costs incurred related to the merger or pay a breakup fee to ETP. These costs could require Sunoco to seek loans or use Sunoco's available cash that would have otherwise been available for operations, dividends or other general corporate purposes.

Special Meeting of Sunoco Shareholders (*see pages 27 to 30***)**

Where and when: The special meeting is scheduled to be held at the Detroit Athletic Club, 241 Madison Avenue, Detroit, Michigan 48226 on Thursday, October 4, 2012 at 2:30 p.m., local time.

Proposals being considered: Sunoco shareholders are being asked to consider and vote on the following proposals:

(1) to approve and adopt the merger agreement (attached as Annex A to this document) and the transactions contemplated thereby;

(2) to approve, on an advisory (non-binding) basis, specified compensation that may be received by Sunoco's named executive officers in connection with the merger;

(3) any adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the proposal to approve and adopt the merger agreement and the transactions contemplated thereby; and

(4) to transact such other business as may properly come before the special meeting and any adjournment or postponement thereof (at the present time, Sunoco knows of no other matters that will be presented for consideration at the special meeting).

Who may vote: You may vote at the special meeting if you owned Sunoco shares at the close of business on the record date, Monday, August 27, 2012. You may cast one vote for each Sunoco share that you owned on the record date.

How to vote: Please complete and submit the enclosed proxy card as soon as possible or transmit your voting instructions by using the telephone or internet procedures described on your proxy card.

Vote needed to approve and adopt the merger agreement and the transactions contemplated thereby: The merger agreement must be approved and adopted by the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon at the special meeting. Abstentions and broker non-votes will have no effect on the outcome of the vote on the merger agreement.

Vote needed to approve, on an advisory (non-binding) basis, specified compensation that may be received by Sunoco's named executive officers in connection with the merger: Approval of the advisory vote on specified compensation that may be received by Sunoco's named executive officers in connection with the merger requires the affirmative vote of holders of a majority of the votes cast at the special meeting. The vote to approve specified compensation is not a condition to completion of the merger. The vote of Sunoco shareholders on specified compensation that may be received by Sunoco's named executive officers in connection with the merger is advisory in nature and will not be binding on ETP or Sunoco. Accordingly, regardless of the outcome of the advisory vote, if the merger is approved and completed, specified

compensation may be paid. Abstentions and broker non-votes will have no effect on the outcome of the advisory vote.

Vote needed to approve any adjournment of the special meeting: Any adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the proposal to approve and adopt the merger agreement requires the vote of the holders of shares entitled to cast a majority of the votes present or represented at the special meeting in person or by proxy. Unless the Sunoco board of directors fixes a new record date for the adjourned special meeting, or law otherwise requires, no notice of the adjourned special meeting will be given so long as the time and place to which the special meeting is adjourned are announced at the special meeting adjourning and, at the adjourned special meeting only such business is transacted as might have been transacted at the original special meeting. Abstentions will be the equivalent of a vote against a proposal to adjourn the special meeting, while broker non-votes will have no effect on the outcome of the vote.

Recommendation of Sunoco's Board of Directors and Reasons for the Merger (*see pages 40 to 44*)

The Sunoco board of directors has unanimously approved the merger agreement and has recommended that the Sunoco shareholders vote FOR the approval and adoption of the merger agreement and the transactions contemplated thereby. In reaching its decision to approve and adopt the merger agreement and recommend to the Sunoco shareholders that they vote to approve and adopt the merger agreement and the transactions contemplated thereby, the Sunoco board of directors consulted with Sunoco management and its financial and legal advisors and considered a variety of factors. Some of those factors include:

- The aggregate value and composition of the merger consideration to be received by Sunoco shareholders in the merger.

- The premium that the merger consideration represents compared to Sunoco's historical trading prices.

- The likelihood of completing the merger, including the lack of a financing condition and the obligation of ETP to use reasonable best efforts to obtain approvals of applicable antitrust and competition authorities, including the requirement of ETP to dispose of any assets and agree to any limitations on the combined company's freedom of action to obtain the regulatory approvals necessary to complete the merger.

- The potential breakup fee of $225 million or the expense reimbursement up to $20 million, in each case, payable by Sunoco to ETP under the circumstances specified in the merger agreement.

- The interests of the Sunoco board of directors as discussed under "Proposal 1: The Merger—Interests of Sunoco's Directors and Executive Officers in the Merger" beginning on page 59.

Opinion of Sunoco's Financial Advisor (*see pages 44 to 55***)**

On April 29, 2012, Credit Suisse Securities (USA) LLC (which we refer to as "Credit Suisse"), rendered its oral opinion to the Sunoco board of directors (which was subsequently confirmed in writing by delivery of Credit Suisse's written opinion dated the same date) to the effect that, as of April 29, 2012, the aggregate merger consideration to be received by the holders of Sunoco common stock in the merger pursuant to the merger agreement was fair, from a financial point of view, to such holders.

Credit Suisse's opinion was directed to the Sunoco board of directors, and only addressed the fairness, from a financial point of view, to the holders of Sunoco common stock of the aggregate merger consideration to be received by such holders in the merger pursuant to the merger agreement and did not address any other aspect or implication of the merger. The summary of Credit Suisse's opinion in this document is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex C to this document and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Credit Suisse in preparing its opinion. However,

neither Credit Suisse's written opinion nor the summary of its opinion and the related analyses set forth in this document are intended to be, and they do not constitute, advice or a recommendation to any holder of Sunoco common stock as to how such shareholder should vote or act with respect to any matter relating to the merger. See "**Proposal 1: The Merger—Opinion of Sunoco's Financial Advisor" beginning on page 44.**

Interests of Sunoco's Directors and Executive Officers in the Merger (*see pages 59 to 66***)**

Sunoco's directors and executive officers have interests in the merger that are different from, or in addition to, their interests as Sunoco shareholders. The members of the Sunoco board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to Sunoco shareholders that they vote to approve and adopt the merger agreement and the transactions contemplated thereby.

These interests include:

- The merger agreement provides for the vesting and cash-out of all Sunoco equity awards.

- Sunoco's Special Executive Severance Plan provides change-in-control severance benefits to Sunoco's executive officers (other than Sunoco's former chief executive officer and former executive chairman of the board, Lynn L. Elsenhans) in the event of certain qualifying terminations of employment before and in connection with or two years after the merger. These benefits include, with respect to any executive officer participating in the plan on or prior to November 25, 2008, a make-whole payment for any excise taxes imposed on excess parachute payments resulting from the merger, provided that change of control payments will be reduced such that no excise taxes will apply if the total payments are less than 10% in excess of the threshold above which the excise taxes would apply (which we refer to as an "Excise Tax Make-Whole").

- Sunoco's former chief executive officer and former executive chairman of the board, Lynn L. Elsenhans, is entitled to certain additional payments and benefits under her termination agreement if the merger occurs on or prior to May 3, 2013. In addition, Ms. Elsenhans remains entitled to an Excise Tax Make-Whole, which Sunoco agreed to when it hired her in August 2008.

- In consideration of their agreements to abide by certain confidentiality, non-compete and non-solicitation covenants, during and after their employment with Sunoco, ETP or their respective affiliates, ETP has agreed to provide each of Brian P. MacDonald, Stacy L. Fox and Dennis Zeleny with an Excise Tax Make-Whole.

Sunoco's directors and executive officers are also entitled to continued indemnification and insurance coverage under the merger agreement. For additional information, see "Proposal 1: The Merger—Interests of Sunoco's Directors and Executive Officers in the Merger" beginning on page 59.

Regulatory Approvals Required for the Merger *(see pages 68 to 69)*

Governmental and regulatory approvals are required to complete the transactions contemplated by the merger agreement. These approvals include the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (which we refer to as the "HSR Act"). ETE and Sunoco each filed the required notification and report forms under the HSR Act on May 17, 2012 and on May 25, 2012 were informed by the Federal Trade Commission (which we refer to as the "FTC") that the waiting period was terminated. At any time before or after the completion of the merger, the Antitrust Division of the Department of Justice (which we refer to as the "Antitrust Division"), the FTC or others could take action under the antitrust laws as deemed necessary or desirable in the public interest, including without limitation seeking to enjoin the completion of the merger or to permit completion only subject to regulatory concessions or conditions.

In addition, a subsidiary of Sunoco requested the Federal Energy Regulatory Commission (which we refer to as "FERC") to allow the termination of its market rate tariff for wholesale electric power sales, which was granted by FERC effective July 2.

Dissenters' Rights (*see page 76***)**

Under Pennsylvania law, Sunoco shareholders are not entitled to dissenters rights as a result of the merger.

NYSE Listing of ETP Common Units (*see page 72***)**

ETP common units are currently listed on the NYSE under the ticker symbol "ETP." It is a condition to closing that the common units to be issued in the merger to Sunoco shareholders be approved for listing on the NYSE, subject to official notice of issuance.

Delisting and Deregistration of Sunoco Common Stock (*see page 72***)**

Sunoco common stock is currently listed on the NYSE under the ticker symbol "SUN." If the merger is completed, Sunoco common stock will cease to be listed on the NYSE and will be deregistered under the Exchange Act.

Conditions to Completion of the Merger (*see pages 74 to 76***)**

The obligations of ETP, on one hand, and Sunoco, on the other hand, to complete the merger are subject to the fulfillment (or waiver) of the following conditions:

- *Sunoco Shareholder Approval.* Approval and adoption of the merger agreement by holders of a majority of the votes cast at the Sunoco special meeting.

- *Regulatory Approvals.* Expiration or termination of the waiting period under the HSR Act (which occurred on May 25, 2012) and, if required, approval of the merger by FERC (which will not be required).

- *No Injunction.* No injunction or law prohibiting the merger.

- *Registration Statement*. The registration statement (of which this document forms a part) must be effective, and no proceeding for the purpose of suspending the effectiveness of the registration statement has been initiated or threatened by the SEC.
- *NYSE Listing*. Approval for listing on the NYSE, subject to official notice of issuance, of the ETP common units to be issued in the merger.
- *Accuracy of Representations; No Material Adverse Effect*. Accuracy of the other party's representations, except with certain exceptions, where the failure to be accurate would not have a material adverse effect on Sunoco, Sunoco Logistics or ETP.
- *Compliance with Covenants*. Material compliance with the other party's covenants.
- *Tax Opinions*. Receipt by each party of one or more legal opinions from its counsel covering certain U.S. federal income tax matters.
- *ETP Partnership Agreement Amendment*. Execution of the ETP partnership agreement amendment, pursuant to which, among other things, the amount of quarterly distributions that ETE, as the holder of incentive distribution rights, is entitled to receive from ETP would be reduced by an aggregate of $210 million over 12 consecutive quarters following the closing of the merger.

Neither ETP nor Sunoco can give any assurance that all of the conditions to the merger will either be satisfied or waived or that the merger will occur.

ETP Partnership Agreement Amendment (*see pages 131 to 132*)

In conjunction with the merger, ETP will enter into an amendment to its partnership agreement to (1) create the Class F units to be issued in the Sunoco Logistics restructuring and (2) reduce the amount of quarterly distributions that ETE, as the holder of incentive distribution rights, is entitled to receive from ETP by an aggregate of $210 million over 12 consecutive quarters following the closing of the merger.

Post-Closing Structure (*see pages 58 to 59*)

Under the merger agreement, immediately prior to, or contemporaneously with, the effective time of the merger, Sunoco will contribute:

- the equity interests of Sunoco Partners LLC (which currently holds the 2% general partner interest, incentive distribution rights, and a 32.4% limited partner interest in Sunoco Logistics) to ETP in exchange for 50,706,000 newly issued Class F units of ETP, and
- its cash on hand to ETP in exchange for a number of newly issued Class F units of ETP equal to the amount of such cash divided by $50.00.

We refer to this transaction as the "Sunoco Logistics restructuring," and the Sunoco Logistics restructuring will only occur if all of the conditions to the closing of the merger have been satisfied or waived. For a description of the Class F units, see "Description of ETP Common Units—Common Units, Class E Units, Class F Units and General Partner Interest."

On June 15, 2012, following the approval of (i) the conflicts committee of the ETP board of directors, (ii) the ETP board of directors, (iii) the special committee and the conflicts committee of the board of directors of LE GP, LLC, the general partner of ETE (which we refer to as the "ETE board of directors") and (iv) the ETE board of directors, ETE, ETP and their respective relevant subsidiaries entered into a transaction agreement, pursuant to which, immediately following the closing of the merger and the Sunoco Logistics restructuring, (a) ETE will contribute its interest in Southern Union to ETP Holdco in exchange for a 60% equity interest in Holdco and (b) ETP will contribute Sunoco (exclusive of its interests in Sunoco Logistics) to Holdco and will retain a 40% equity interest in Holdco. We refer to these transactions involving Holdco as the "Holdco restructuring" and refer to the resulting structure following the Sunoco Logistics restructuring and the Holdco restructuring as the "post-closing structure."

The diagrams below illustrate the organizational structure of ETP, ETE, Sunoco and Sunoco Logistics prior to the closing of the merger and after the closing of the merger and completion of the Sunoco Logistics restructuring and Holdco restructuring:

Pre-Closing Structure


Energy Transfer Equity, L.P. (NYSE: ETE)
100.0% Interest
100.0% Incentive Distribution Rights, 1.4% General Partner Interest and 21.1% Limited Partner Interest
Southern Union Company
Energy Transfer Partners, L.P. (NYSE: ETP)
Sunoco, lnc. (NYSE: SUN)
100.0% Incentive Distribution Rights, 2.0% General Partner Interest and 32.4% Limited Partner Interest
Sunoco Logistics Partners L.P. (NYSE: SXL)

Post-Closing Structure


Energy Transfer Equity, L.P. (NYSE: ETE)
100.0% Incentive Distribution Rights, 1.2% General Partner Interest and 17.2% Limited Partner Interest
60.0% Equity Interest
Energy Transfer Partners, L.P. (NYSE: ETP)
100.0% Incentive Distribution Rights, 2.0% General Partner Interest and 32.4% Limited Partner Interest
40.0% Equity Interest
Sunoco Logistics Partners L.P. (NYSE: SXL)
ETP Holdco Corporation
Sunoco, lnc.
Southern Union Company

Non-Solicitation by Sunoco (*see pages 83 to 87*)

The merger agreement contains a detailed provision prohibiting Sunoco from soliciting, engaging in discussions, providing non-public information, recommending or agreeing to an alternative takeover proposal, unless the Sunoco board of directors determines that the alternative proposal is, or could reasonably be expected to lead to, a "Superior Offer" (as defined in the merger agreement) and such alternative proposal was not made or received in violation of the non-solicitation prohibitions.

If Sunoco determines that a proposal is a Superior Offer and decides to change its recommendation to shareholders in favor of the merger or terminate the merger agreement in order to accept a Superior Offer, Sunoco must first negotiate with ETP for 72 hours to modify the current transaction.

Termination of Merger Agreement (*see pages 91 to 92*)

The merger agreement can be terminated in the following circumstances:

- *Mutual Agreement*. Mutual agreement of ETP and Sunoco.
- *End Date*. Termination by either party, if the merger has not closed by December 31, 2012, which may be extended to March 31, 2013 in certain circumstances.
- *Final Injunction*. Termination by either party, if a permanent injunction has been issued prohibiting the merger.
- *Shareholder Rejection*. Termination by either party, if Sunoco shareholders fail to approve and adopt the merger agreement at the Sunoco special meeting.
- *Superior Offer*. Termination by Sunoco, prior to Sunoco shareholder approval of the merger, in order to accept a Superior Offer, but Sunoco must have first negotiated with ETP for 72 hours to modify the current

transaction and, prior to terminating the merger agreement, must have paid to ETP the $225 million breakup fee described below.

- *Change in Recommendation*. Termination by ETP, if the Sunoco board of directors changes its recommendation to the Sunoco shareholders to vote for the merger.

- *Breach of Representations or Covenants*. Termination by either party, if the other party has breached its representations or covenants in a way that causes a closing condition to fail, including a willful and material breach of the non-solicitation obligations.

Breakup Fee and ETP Expenses (*see pages 92 to 93***)**

Breakup Fee. Sunoco must pay ETP a breakup fee of $225 million (which we refer to as the "breakup fee") in the following circumstances:

- *Termination to Accept Superior Offer*. Sunoco terminates the merger agreement in order to accept a Superior Offer.

- *Willful Breach of Non-Solicitation Obligations*. ETP terminates the merger agreement prior to the approval of the merger agreement by the Sunoco shareholders because Sunoco has willfully and materially breached its non-solicitation obligations, other than where (1) the breach is the result of an isolated action by a representative of Sunoco (other than a director or senior officer of Sunoco), (2) such breach was not caused by, or within the knowledge of, Sunoco, (3) Sunoco takes appropriate actions to remedy such breach upon discovery thereof, and (4) ETP is not significantly harmed as a result of such breach.

- *Change in Recommendation Following Alternative Proposal*. ETP terminates the merger agreement because the Sunoco board of directors changes its recommendation for the merger, and prior to the termination of the merger agreement, a third party shall have made an acquisition proposal for Sunoco that has not been withdrawn.

- *Failure to Call a Shareholders' Meeting by the Drop-Dead Date following Alternative Proposal*. ETP terminates the merger agreement because Sunoco breaches its obligation under the merger agreement to call the Sunoco special meeting, and prior to the termination of the merger agreement, a third party shall have made an acquisition proposal for Sunoco that has not been withdrawn.

- *Shareholder Rejection Following an Alternative Acquisition Proposal with Subsequent Deal*. Either party terminates the merger agreement because the Sunoco shareholders do not approve and adopt the merger agreement at the Sunoco special meeting, and prior to such termination (1) an alternative proposal is made to Sunoco prior to the Sunoco special meeting and not withdrawn and (2) Sunoco enters into an agreement providing for or consummates an alternative takeover transaction involving 75% of the assets or equity of Sunoco within 12 months after the termination of the merger agreement.

- *Change of Recommendation Following Intervening Event*. ETP terminates the merger agreement because the Sunoco board of directors changes its recommendation and Sunoco enters into an agreement providing for or consummates an alternative takeover transaction involving 75% of the assets or equity of Sunoco within 12 months after the termination of the merger agreement.

ETP Expense Reimbursement. If either party terminates the merger agreement because the Sunoco board of directors changes its recommendation for the merger, and in circumstances otherwise where the breakup fee is not payable, then Sunoco will reimburse ETP's documented out-of-pocket expenses up to $20 million. If Sunoco has reimbursed ETP's expenses, and ETP later would become entitled to a breakup fee pursuant to a provision above, the expense reimbursement will be credited against the breakup fee.

Accounting Treatment (*see page 68*)

In accordance with accounting principles generally accepted in the United States (which we refer to as "GAAP"), ETP will account for the merger using the acquisition method of accounting for business combinations.

Material U.S. Federal Income Tax Considerations (*see pages 95 to 119*)

A Sunoco shareholder that exchanges shares of Sunoco common stock pursuant to the merger generally will recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and the shareholder's adjusted basis in the Sunoco common stock treated as sold in the merger. In general, no gain or loss will be recognized by a Sunoco shareholder upon the exchange of Sunoco common stock for ETP common units pursuant to the merger.

The U.S. federal income tax consequences of owning and disposing of ETP common units received in the merger are complex.

All Sunoco shareholders should consult their own tax advisors regarding the U.S. federal income tax consequences to them of exchanging shares of Sunoco common stock pursuant to the merger, and of owning and disposing of ETP common units in light of their particular circumstances. For a more detailed discussion of the material U.S. federal income tax consequences to Sunoco shareholders of exchanging shares of Sunoco common stock pursuant to the merger and of owning and disposing of ETP common units received in the merger, please see the section titled "Material U.S. Federal Income Tax Considerations."

Comparison of Rights of Sunoco Shareholders and ETP Unitholders (*see pages 138 to 150*)

The rights of Sunoco shareholders are currently governed by Sunoco's amended and restated articles of incorporation, bylaws and the Pennsylvania Business Corporation Law (which we refer to as the "PBCL"). Sunoco shareholders who receive ETP common units in the merger will become ETP unitholders upon completion of the merger, and their rights as such will be governed by ETP's certificate of limited partnership, partnership agreement, as amended, and the Delaware Revised Uniform Limited Partnership Act. As a result, these Sunoco shareholders will have different rights once they become unitholders of ETP due to the differences in the governing documents of and laws applicable to Sunoco and ETP. The key differences are described in the section titled "Comparison of Rights of Sunoco Shareholders and ETP Unitholders," and among the most important differences are:

- Under the Sunoco articles of incorporation and bylaws, Sunoco shareholders have the right to vote for the election of directors who manage the affairs of the corporation. ETP unitholders are not entitled to elect the directors of ETP's general partner or directly or indirectly participate in the management or operation of ETP.

- Approval of the Sunoco shareholders is required to authorize the issuance of Sunoco common stock in excess of the authorized number of shares set forth in the Sunoco articles of incorporation. In addition, under the rules of the NYSE, subject to certain exceptions, Sunoco shareholders must approve the issuance of Sunoco common stock equal to or in excess of 20% of the voting power outstanding before the issuance. In contrast, ETP's partnership agreement authorizes ETP to issue an unlimited number of additional limited partner interests and other equity securities that are senior to, equal in rank with or junior to the common units on terms and conditions established by ETP's general partner in its sole discretion without the approval of ETP's unitholders. In addition, as a limited partnership, ETP is exempt from the rule of the NYSE that would require equityholder approval for the issuance of equity equal to or in excess of 20% of the number of outstanding equity of a company.

- Sunoco shareholders are entitled to receive dividends as and when declared by the Sunoco board of directors out of funds legally available for such payment, subject to any preferential dividend rights of holders of outstanding shares of preferred stock. ETP's partnership agreement requires that ETP distribute, within 45 days after the end of each quarter, all of its available cash to its partners as of the applicable record date.

- Shares of Sunoco's common stock are not redeemable. If at any time ETP's general partner and its affiliates hold more than 80% of the outstanding limited partner interests of any class, the general partner has the right to acquire all of the remaining interests of the class held by unaffiliated persons.

Expected Timing of the Merger (*see page 68***)**

ETP and Sunoco currently expect to complete the merger in the second half of 2012, subject to the receipt of required Sunoco shareholder and regulatory approvals and the satisfaction or waiver of the other conditions to completion of the merger. Because many of the conditions to completion of the merger are beyond the control of ETP and Sunoco, exact timing for completion of the merger cannot be predicted with any amount of certainty.

Litigation Related to the Merger (*see page 72***)**

Following the announcement of the merger on April 30, 2012, eight putative class action and derivative complaints challenging the merger were filed in the Court of Common Pleas of Philadelphia County, Pennsylvania. On August 1, 2012, these complaints were consolidated pursuant to court order,

and on August 8, 2012, the plaintiffs filed an amended complaint in the consolidated action. The amended consolidated complaint names as defendants the members of Sunoco's board of directors as of April 29, 2012 and alleges that they breached their fiduciary duties by negotiating and executing, through an unfair and conflicted process, a merger agreement that provides inadequate consideration and contains impermissible terms designed to deter alternative bids. The amended consolidated complaint also names as defendants ETP, ETP GP, Sam Acquisition Corp., and ETE, alleging that they aided and abetted the breach of fiduciary duties by Sunoco's directors.

In addition, a complaint was filed on July 6, 2012 in the United States District Court for the Eastern District of Pennsylvania. The complaint alleges violations of the federal securities laws and names as defendants Sunoco, Sunoco's directors, ETP, and six of ETP's directors and officers.

Both the consolidated state action and the federal action seek an injunction barring completion of the merger and damages. The defendants believe that the lawsuits are without merit and intend to defend vigorously against them.

Advisory Vote on Specified Compensation (*see page 151***)**

Sunoco is requesting the Sunoco shareholders' approval, on an advisory (non-binding) basis, of specified compensation that may be payable to Sunoco's named executive officers in connection with the merger.

Energy Transfer Partners Selected Historical and Pro Forma Consolidated Financial Data

The following table shows ETP's selected audited historical consolidated financial data as of and for each of the years ended December 31, 2011, 2010, 2009 and 2008, for the fiscal year ended August 31, 2007 and for the four months ended December 31, 2007 and unaudited consolidated financial data for each of the six months ended June 30, 2012 and 2011 and are derived from ETP's consolidated financial statements.

The unaudited pro forma consolidated financial data of ETP provided below reflects the pro forma impacts of the following:

- the contribution by ETP on January 12, 2012 of its propane operations, consisting of Heritage Operating, L.P. (which we refer to as "HOLP") and Titan Energy Partners, L.P. (which we refer to as "Titan"), to AmeriGas Partners, L.P. (which we refer to as "AmeriGas"), in exchange for approximately $1.46 billion in cash and approximately 29.6 million AmeriGas common units valued at $1.12 billion at the time of the contribution; the assumption by AmeriGas of approximately $71.0 million of existing HOLP debt; and the use by ETP of the cash proceeds received from AmeriGas to complete the redemption of $750 million of aggregate principal amount of its senior notes and to repay borrowings on its revolving credit facility;

- in connection with ETE's consummation of its acquisition of Southern Union on March 26, 2012, the merger of CrossCountry Energy, LLC (which we refer to as "CrossCountry"), a subsidiary of Southern Union that indirectly owns a 50% interest in Citrus Corp., with a subsidiary of ETP and the payment by ETP of $1.895 billion in cash and issuance of $105 million of ETP common units;

- the consummation of the transactions contemplated by the merger agreement, including the merger and ETE's relinquishment of its right to an aggregate of $210 million of incentive distributions from ETP that ETE would otherwise be entitled to receive over 12 consecutive quarters following the closing of the merger; and

- the Sunoco Logistics restructuring and the Holdco restructuring.

The unaudited pro forma condensed consolidated balance sheet gives effect to the transactions described in the third and fourth bullets above as if they had occurred on June 30, 2012. The unaudited pro forma condensed consolidated statements of operations assume that the all of the transactions described above were consummated on January 1, 2011. The unaudited pro forma condensed consolidated financial statements are for illustrative purposes only and are not necessarily indicative of the financial results that would have occurred if the transactions described above had been consummated on the dates indicated, nor are they necessarily indicative of the financial position or results of operations in the future. The pro forma adjustments, as described in the accompanying notes to the unaudited pro forma financial information included elsewhere in this document, are based upon available information and certain assumptions that are believed to be reasonable as of the date of this document.

You should read the historical and pro forma financial data in connection with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes thereto set forth in ETP's Annual Report on Form 10-K for the year ended December 31, 2011 and ETP's Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, as well as in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes thereto set forth in Sunoco's Annual Report on Form 10-K for the year ended December 31, 2011, Sunoco's Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 and Sunoco's Current Report on Form 8-K filed with the SEC on June 22, 2012, which are incorporated by reference into this document. See "Where You Can Find More Information."

ENERGY TRANSFER PARTNERS, L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS DATA AND BALANCE SHEET DATA
(Dollars in millions, except per unit data)

	Historical								Pro Forma	
	Six Months Ended						Four Months Ended December 31, 2007	Year Ended August 31, 2007	Six Months Ended June 30, 2012	Year Ended December 31, 2011
	June 30, 2012	June 30, 2011	Years Ended December 31,							
			2011	2010	2009	2008				
Statement of Operations Data:										
Total revenues	$ 2,546	$ 3,316	$ 6,850	$ 5,885	$ 5,417	$ 9,294	$2,350	$6,792	$14,121	$53,440
Operating income (loss)	543	634	1,245	1,058	1,128	1,118	324	830	756	(893)
Income (loss) from continuing operations	1,250	404	697	617	792	866	262	677	510	(599)
Basic net income (loss) per limited partner unit	4.35	0.89	1.10	1.20	2.53	3.74	1.24	3.32	0.58	(1.54)
Diluted net income (loss) per limited partner unit	4.33	0.88	1.10	1.19	2.53	3.74	1.24	3.31	0.58	(1.54)
Cash distributions per unit	1.79	1.79	3.58	3.58	3.58	3.55	1.13	3.19		
Balance Sheet Data (at period end):										
Total assets	17,859	14,641	15,519	12,150	11,735	10,627	9,008	7,708	43,633	
Long-term debt, less current maturities	9,043	7,638	7,388	6,405	6,177	5,619	4,297	3,627	15,348	
Total equity	7,332	5,941	6,350	4,743	4,600	3,743	3,379	3,042	16,230	
Other Financial Data:										
Capital expenditures:										
Maintenance (accrual basis)	54	49	134	99	103	141	49	89		
Growth (accrual basis) . . .	1,226	567	1,376	1,289	530	1,922	604	998		
Cash (received in) paid for acquisitions	(1,905)	(1,949)	1,972	178	(30)	85	337	91		

Sunoco Selected Historical Consolidated Financial Data

The following table shows Sunoco's selected audited historical consolidated financial data as of and for each of the years ended December 31, 2011, 2010, 2009, 2008 and 2007 and unaudited historical consolidated financial data as of and for each of the six months ended June 30, 2012 and 2011 and are derived from Sunoco's consolidated financial statements. You should read the following data in connection with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes thereto set forth in Sunoco's Annual Report on Form 10-K for the year ended December 31, 2011, Sunoco's Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 and Sunoco's Current Report on Form 8-K filed with the SEC on June 22, 2012, which are incorporated by reference into this document. See "Where You Can Find More Information." See also the unaudited pro forma financial information set forth elsewhere in this document regarding the proposed merger with ETP. The following information is only a summary and is not necessarily indicative of the results of future operations of Sunoco.

SUNOCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS DATA AND BALANCE SHEET DATA
(Dollars in millions, except per share amounts)

	Six Months Ended		Years Ended				
	June 30, 2012	June 30, 2011	2011	2010	2009	2008	2007
Statement of Operations Data:							
Sales and other operating revenue (including consumer excise taxes)	$24,417	$21,272	$45,307	$34,867	$28,459	$47,231	$39,003
Income (loss) from continuing operations	630	(3)	(1,403)	299	(447)	809	815
Income (loss) from discontinued operations*	6	(148)	(106)	129	247	80	146
Net income (loss)**	636	(151)	(1,509)	428	(200)	889	961
Net income (loss) attributable to Sunoco, Inc. shareholders	496	(226)	(1,684)	234	(329)	776	891
Per-Share Data Attributable to Sunoco, Inc. Shareholders:							
Income (loss) from continuing operations:							
Basic	4.64	(0.69)	(13.64)	0.94	(4.74)	6.11	6.34
Diluted	4.62	(0.69)	(13.64)	0.94	(4.74)	6.11	6.33
Net income (loss):							
Basic	4.69	(1.87)	(14.55)	1.95	(2.81)	6.63	7.44
Diluted	4.67	(1.87)	(14.55)	1.95	(2.81)	6.63	7.43
Cash dividends on common stock	0.40	0.30	0.60	0.60	1.20	1.175	1.075
Balance Sheet Data:							
Cash and cash equivalents	1,884	1,476	2,064	1,485	377	240	648
Total assets	9,337	13,512	11,982	13,297	11,895	11,150	12,426
Short-term borrowings and current portion of long-term debt	—	393	385	293	403	458	4
Long-term debt, less current portion	2,548	2,085	3,159	2,136	2,061	1,705	1,724
Sunoco, Inc. shareholders' equity	916	2,828	893	3,046	2,557	2,842	2,533
Total equity	1,746	3,617	1,800	3,799	3,119	3,280	2,972

*   Consists of income (loss) from cokemaking operations that were spun off in 2012, the phenol chemicals business which was divested in 2011, the polypropylene chemicals business which was divested in 2010 and the Tulsa refinery which was divested in 2009. Includes after-tax provisions for asset write-downs and other matters totaling $160, $7, $149 and $15 million in 2011, 2009, 2008 and 2007, respectively, a net after-tax gain related to the divestment of the phenol chemicals operations totaling $8 million in 2011, net after-tax losses related to the divestment of the polypropylene chemicals business totaling $4 and $44 million, respectively, in 2011 and 2010 and a net after-tax gain related to the divestment of the Tulsa refinery totaling $41 million in 2009.

**   Includes after-tax gains related to the prior issuance of Sunoco Logistics limited partnership units totaling $14 and $90 million in 2008 and 2007, respectively, an after-tax charge related to income tax matters totaling $26 million in 2008, net after-tax gains (losses) on divestments totaling $(4) and $26 million, respectively, in 2011 and 2009, after-tax gains totaling $38, $100 and $55 million from the liquidation of LIFO inventories in 2011, 2010 and 2009, respectively, after-tax gains of $6 and $37 million, respectively, in 2011 and 2010 from the remeasurement of pre-acquisition equity interests to fair value upon consolidation and after-tax provisions (gains) for asset write-downs and other matters totaling $1,560, $65, $407, $(11) and $17 million in 2011, 2010, 2009, 2008 and 2007, respectively.

Unaudited Comparative Per Unit Information of ETP and Per Share Information of Sunoco

The following table sets forth for the periods presented (i) the historical earnings from continuing operations and book value per ETP common unit and historical ETP cash distributions, (ii) the historical earnings from continuing operations and book value per share of Sunoco common stock and historical Sunoco dividends, (iii) the unaudited pro forma earnings and book value per unit/share information after giving effect to the merger and (iv) the equivalent pro forma per unit/share attributable to 0.5245 ETP common unit that will be received for each share of Sunoco common stock in the merger.

You should read this information in conjunction with (i) the selected historical consolidated financial data included elsewhere in this document, (ii) the historical consolidated financial statements of ETP and Sunoco and related notes thereto that are incorporated by reference into this document and (iii) the unaudited pro forma financial information and related notes included elsewhere in this document. The unaudited pro forma per unit/ share information does not purport to represent what the actual results of operations of ETP and Sunoco would have been had the merger been completed in another period or to project ETP's and Sunoco's results of operations that may be achieved if the merger is completed.

	Six Months Ended June 30, 2012	Year Ended December 31, 2011
Historical—ETP		
Earnings from Continuing Operations Per Unit:		
Basic	$ 4.35	$ 1.10
Diluted	4.33	1.10
Cash distributions[1]	1.7875	3.575
Book value per unit—Diluted[2]	27.44	24.47
Historical—Sunoco		
Earnings from Continuing Operations Per Share:		
Basic	$ 4.64	$(13.64)
Diluted	4.62	(13.64)
Cash dividends	0.40	0.60
Book value per share—Diluted	8.71	8.36
Pro Forma Combined[3]		
Earnings Per Unit/Share:		
Basic	$ 1.17	$ (1.52)
Diluted	1.16	(1.52)
Book value per unit/share—Diluted	30.85	28.50
Equivalent Pro Forma Per Unit/Share[4]		
Earnings Per Unit/Share:		
Basic	$ 0.61	$ (0.80)
Diluted	0.61	(0.80)
Book value per unit/share—Diluted	16.18	14.95

(1) With respect to ETP, represents cash distributions per common unit declared and paid with respect to the period to which they relate.

(2) Represents a period end amount.

(3) The pro forma information includes the effect of the merger on the basis described in the unaudited pro forma financial statements included elsewhere in this document.

(4) Sunoco's equivalent pro forma earnings and book value amounts have been calculated by multiplying ETP's pro forma per unit amounts by the exchange ratio of 0.5245 ETP common unit.

Comparative ETP and Sunoco Per Unit/Share Market Price Data

ETP common units are currently listed on the NYSE under the ticker symbol "ETP." Sunoco common stock is currently listed on the NYSE under the ticker symbol "SUN."

The following table presents closing prices for ETP common units and shares of Sunoco common stock on (i) April 27, 2012, the last trading day before the public announcement of the execution of the merger agreement and (ii) August 27, 2012, the last practicable trading day before the date of this document. This table also presents the equivalent market value per share of Sunoco common stock on April 27, 2012 and August 27, 2012. The equivalent market value per share of Sunoco common stock has been determined by multiplying the closing prices of ETP common units on those dates by, (i) in the case of the standard mix of consideration, the exchange ratio of 0.5245 of an ETP common unit and adding $25.00, which represents the cash portion of the standard mix of consideration, and (ii) in the case of a unit election, 1.0490 ETP common units, which is the number of ETP common units into which each Sunoco share subject to the unit election would be converted assuming no proration.

Although the exchange ratios are fixed, the market prices of ETP common units and Sunoco common stock will fluctuate before the merger is completed and the market value of the merger consideration ultimately received by Sunoco shareholders who receive ETP common units as all or a portion of their merger consideration will depend on the closing price of ETP common units on the day the merger is consummated. Thus, Sunoco shareholders who receive all or a portion of their merger consideration in ETP common units will not know the exact value of the merger consideration they will receive until the closing of the merger.

	ETP Common Units	Sunoco Common Stock	Equivalent Sunoco Value per Share (Assuming Unit Election)	Equivalent Sunoco Value per Share (Assuming Standard Mix of Consideration)
April 27, 2012	$47.92	$40.91	$50.27	$50.13
August 27, 2012	$42.09	$46.81	$44.15	$47.08

The tables below set forth, for the calendar quarters indicated, the high and low sale prices per ETP common unit and per share of Sunoco common stock on the NYSE. The tables also show the amount of cash distributions and cash dividends declared per ETP common unit and per share of Sunoco common stock for the calendar quarters indicated. The information in the table below is historical only. ETP and Sunoco urge Sunoco shareholders to obtain current market quotations for ETP common units and Sunoco common stock.

	ETP Common Units			Sunoco Common Stock		
(in dollars)	High	Low	Cash Distributions Declared	High	Low	Cash Dividends Declared
Fiscal Year Ended December 31, 2012						
Third Quarter (through August 27, 2012)	$46.00	$42.01	$ [1]	$48.36	$46.63	$0.20
Second Quarter	51.00	41.15	0.89375	50.89	37.46	0.20
First Quarter	50.12	45.75	0.89375	42.75	35.39	0.20
Fiscal Year Ending December 31, 2011						
Fourth Quarter	47.69	38.08	0.89375	41.24	28.79	0.15
Third Quarter	49.50	40.25	0.89375	43.43	27.76	0.15
Second Quarter	55.20	44.75	0.89375	46.98	38.56	0.15
First Quarter	55.50	50.31	0.89375	46.62	38.42	0.15
Fiscal Year Ended December 31, 2010						
Fourth Quarter	52.00	48.01	0.89375	41.23	35.72	0.15
Third Quarter	51.95	44.97	0.89375	37.96	32.00	0.15
Second Quarter	49.99	40.06	0.89375	36.48	26.93	0.15
First Quarter	47.76	42.69	0.89375	30.98	24.64	0.15

(1) Cash distributions in respect of the third quarter of 2012 have not been declared.

RISK FACTORS

In addition to the other information included and incorporated by reference into this document, including the matters addressed in the section titled "Cautionary Statement Regarding Forward-Looking Statements," you should carefully consider the following risks before deciding whether to vote for the approval and adoption of the merger agreement and the transactions contemplated thereby and before making your merger consideration election. In addition, you should read and consider the risks associated with each of the businesses of ETP and Sunoco. These risks can be found in ETP's and Sunoco's respective Annual Reports on Form 10-K for the year ended December 31, 2011, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference into this document. For further information regarding the documents incorporated into this document by reference, please see the section titled "Where You Can Find More Information."

Risks Factors Related to the Merger

Because the market price of ETP common units will fluctuate, Sunoco shareholders receiving ETP common units cannot be sure of the market value of ETP common units that they will receive in the merger.

At the time the merger is completed, Sunoco shareholders will receive, for each Sunoco common share they own as of immediately prior to the merger, a combination of $25.00 in cash and 0.5245 of an ETP common unit. Instead of receiving this standard mix of consideration, Sunoco shareholders will have an opportunity to make either a cash election to receive $50.00 in cash (subject to proration), or a unit election to receive 1.0490 ETP common units (subject to proration), for each Sunoco common share they own as of immediately prior to the merger. At the time that Sunoco shareholders make their election in respect of the merger consideration to be paid to them (and at the time they cast their votes regarding approval of the merger agreement and the merger), Sunoco shareholders will not know the actual market value of the ETP common units that they will receive when the merger is finally completed. The actual market value of the ETP common units, when received by Sunoco shareholders, will depend on the market value of those units on that date. This market value may be less than the value of the ETP common units on the date of the merger agreement, on the date that that Sunoco shareholders vote on the merger agreement and on the date on which Sunoco shareholders make an election with respect to the type of consideration to receive in the merger. These fluctuations in the market value of ETP common units may be caused by changes in the businesses, operations, results and prospects of both ETP and Sunoco, market expectations of the likelihood that the merger will be completed and the timing of the completion, general market and economic conditions or other factors. Sunoco shareholders are urged to obtain current market quotations for ETP common units when they make their election.

Sunoco shareholders who make a cash election or unit election may receive a form or combination of consideration different from what they elect.

Instead of receiving the standard mix of consideration, Sunoco shareholders will have an opportunity to make either a cash election to receive $50.00 in cash, or a unit election to receive 1.0490 ETP common units, for each Sunoco common share they own as of immediately prior to the merger. The cash and unit elections, however, will be subject to proration to ensure that the total amount of cash paid and the total number of ETP common units issued in the merger to Sunoco shareholders as a whole are equal to the total amount of cash and number of ETP common units that would have been paid and issued if all Sunoco shareholders received the standard mix of consideration. Accordingly, depending on the elections made by other Sunoco shareholders, if a Sunoco shareholder makes a unit election, such shareholder may receive a portion of consideration in the form of cash. Similarly, if a Sunoco shareholder makes a cash election, such shareholder may receive a portion of consideration in the form of ETP common units. Sunoco shareholders who elect to receive the standard mix of consideration will not be subject to proration and will receive a combination of $25.00 in cash and 0.5245 of an ETP common unit for each Sunoco share for which such an election has been made. If a Sunoco shareholder does not submit a properly completed and signed election form to the exchange agent by the election deadline, then such shareholder will be deemed to have elected to receive the standard mix of consideration consisting of $25.00 in cash and 0.5245 of an ETP common unit.

If you tender shares of Sunoco common stock to make an election, you will not be able to sell those shares unless you revoke your election prior to the election deadline.

If you are a Sunoco shareholder and want to make a cash or unit election, you must deliver your stock certificates and a properly completed and signed election form to the exchange agent. The deadline for doing this is 5:00 p.m., New York time, on the twentieth day following the date on which the election form is mailed (or such other later date as ETP and Sunoco agree). You will not be able to sell any shares of Sunoco common stock that you have delivered unless you revoke your election before the deadline by providing written notice to the exchange agent. If you do not revoke your election, you will not be able to liquidate your investment in Sunoco common stock for any reason until you receive cash or ETP common units pursuant to the merger. In the time between delivery of your shares and the closing of the merger, the market price of Sunoco common stock or ETP common units may decrease, and you might otherwise want to sell your shares of Sunoco to gain access to cash, make other investments, or reduce the potential for a decrease in the value of your investment.

The merger is subject to various closing conditions, and any delay in completing the merger may reduce or eliminate the benefits expected and delay the payment of the merger consideration to shareholders.

The merger is subject to the satisfaction of a number of other conditions beyond the parties' control that may prevent, delay or otherwise materially adversely affect the completion of the transaction. These conditions include, among other things, Sunoco shareholder approval and the receipt of clearance from U.S. antitrust authorities. Sunoco and ETP cannot predict with certainty whether and when any of these conditions will be satisfied. Any delay in completing the merger could cause the combined company not to realize, or delay the realization, of some or all of the benefits that the companies expect to achieve from the transaction. In such context, the date of which Sunoco shareholders shall receive the merger consideration is also uncertain.

Certain executive officers and directors of Sunoco have interests in the merger that are different from, or in addition to, the interests of Sunoco shareholders generally, which could have influenced their decision to support or approve the merger.

Certain executive officers and directors of Sunoco are parties to agreements or participants in other arrangements that give them interests in the merger that may be different from, or be in addition to, your interests as a shareholder of Sunoco. You should consider these interests in voting on the merger. We have described these different interests under "Proposal 1: The Merger—Interests of Sunoco's Directors and Executive Officers in the Merger."

The merger agreement limits Sunoco's ability to pursue alternatives to the merger.

The merger agreement contains provisions that make it more difficult for Sunoco to sell its business to a party other than ETP. These provisions include the general prohibition on Sunoco soliciting any acquisition proposal (as defined in the section titled "The Merger Agreement—Non-Solicitation by Sunoco") or offer for a competing transaction from a third party, and the requirement that Sunoco pay ETP a breakup fee of $225 million or up to $20 million of ETP's expenses if the merger agreement is terminated in specified circumstances, including in the event Sunoco terminates the merger agreement in response to an acquisition proposal from a third party it determines constitutes a superior offer. In addition, even if the Sunoco board of directors receives a superior offer, it must, prior to accepting any offer from a competing bidder, provide ETP with the opportunity to amend the merger agreement such that the third-party offer no longer constitutes a superior offer. See "The Merger Agreement—Termination of the Merger Agreement" and "The Merger Agreement—Breakup Fee and ETP Expenses."

The foregoing may discourage a third party that might have an interest in acquiring all or a significant part of Sunoco from considering or proposing an acquisition, even if that party were prepared to pay consideration with a higher per share value than the current proposed merger consideration. Furthermore, the breakup fee and the ETP expense reimbursement provisions may result in a potential competing acquiror proposing to pay a lower per share price to acquire Sunoco than it might otherwise have proposed to pay.

The unaudited pro forma financial statements included in this document are presented for illustrative purposes only and may not be an indication of the combined company's financial condition or results of operations following the merger.

The unaudited pro forma financial statements contained in this document are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates, and may not be an indication of the combined company's financial condition or results of operations following the merger for several reasons. See "Unaudited Pro Forma Financial Information." The actual financial condition and results of operations of the combined company following the merger may not be consistent with, or evident from, these pro forma financial statements. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined company's financial condition or results of operations following the merger. Any potential decline in the combined company's financial condition or results of operations may cause significant variations in the price of ETP common units after completion of the merger.

A different set of factors and conditions affect ETP common units and could have a negative impact on the unit price.

Upon completion of the merger, Sunoco shareholders who receive ETP common units will become equityholders in ETP. The businesses of ETP and the other companies it has acquired and may acquire in the future are different in many respects from those of Sunoco. There is a risk that various factors, conditions and developments which would not affect the price of Sunoco's common stock could negatively affect the price of ETP common units. Please see the section titled "Cautionary Statement Regarding Forward-Looking Statements" for a summary of some of the key factors that might affect ETP and the prices at which ETP common units may trade from time to time. Sunoco shareholders are also urged to read carefully the risk factors included in ETP's Annual Report on Form 10-K for the year ended December 31, 2011 and any subsequent Quarterly Reports on Form 10-Q, which are or will be incorporated by reference into this document.

Pending litigation against ETP and Sunoco could result in an injunction preventing completion of the merger, the payment of damages in the event the merger is completed and/or may adversely affect the combined company's business, financial condition or results of operations following the merger.

A putative class action and derivation action challenging the merger and naming as defendants Sunoco, Sunoco's directors, ETP, ETP GP, Sam Acquisition Corp., and ETE is pending in a Pennsylvania state court. In addition, another action seeking to enjoin the merger and naming as defendants Sunoco, Sunoco's directors, ETP, and ETP's directors and officers is pending in federal court in Pennsylvania. Among other remedies, the plaintiffs seek to enjoin the merger. If a final settlement is not reached, or if a dismissal is not obtained, these lawsuits could prevent or delay completion of the merger and result in substantial costs to ETP and Sunoco, including any costs associated with the indemnification of directors. Additional lawsuits may be filed against ETP and/or Sunoco related to the merger. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect the combined company's business, financial condition or results of operations. See the section titled "Proposal 1: The Merger—Litigation Related to the Merger."

Sunoco shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Sunoco shareholders currently have the right to vote in the election of the Sunoco board of directors and other matters affecting Sunoco. When the merger occurs, each Sunoco shareholder that receives ETP common units will become a unitholder of ETP with a percentage ownership of the combined organization that is much smaller than such shareholder's percentage ownership of Sunoco. ETP unitholders are not entitled to elect the directors of ETP's general partner. In addition, ETP unitholders have only limited voting rights on matters affecting ETP's business and, therefore, limited ability to influence management's decisions regarding our business. Because of this, Sunoco shareholders will have less influence on the management and policies of ETP than they have now on the management and policies of Sunoco.

ETP common units to be received by Sunoco shareholders as a result of the merger will have different rights from Sunoco common stock.

Following completion of the merger, Sunoco shareholders who receive all or a portion of their merger consideration in ETP common units will no longer hold shares of Sunoco common stock, but will instead be unitholders of ETP. There are important differences between the rights of Sunoco shareholders and the rights of ETP unitholders. See "Comparison of Rights of Sunoco Shareholders and ETP Unitholders" for a discussion of the different rights associated with Sunoco common stock and ETP common units.

If the merger agreement is terminated, under certain circumstances, Sunoco may be obligated to reimburse ETP for costs incurred related to the merger or pay a breakup fee to ETP. These costs could require Sunoco to seek loans or use Sunoco's available cash that would have otherwise been available for operations, dividends or other general corporate purposes.

In certain circumstances, Sunoco would be responsible for reimbursing ETP for up to $20 million in expenses related to the transaction or may be obligated to pay a breakup fee to ETP of $225 million. If the merger agreement is terminated, the breakup fee required to be paid, if any, by Sunoco under the merger agreement may require Sunoco to seek loans or borrow amounts to enable it to pay these amounts to ETP. In either case, payment of these amounts would reduce the cash Sunoco has available for operations, dividends or other general corporate purposes. See "The Merger Agreement—Breakup Fee and ETP Expenses."

The failure to successfully combine the businesses of ETP and Sunoco in the expected time frame may adversely affect ETP's future results, which may adversely affect the value of the ETP common units that Sunoco shareholders would receive in the merger.

The success of the merger will depend, in part, on the ability of ETP to realize the anticipated benefits from combining the businesses of ETP and Sunoco. To realize these anticipated benefits, ETP's and Sunoco's businesses must be successfully combined. If the combined company is not able to achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. In addition, the actual integration may result in additional and unforeseen expenses, which could reduce the anticipated benefits of the merger.

ETP and Sunoco, including their respective subsidiaries, have operated and, until the completion of the merger, will continue to operate independently. It is possible that the integration process could result in the loss of key employees, as well as the disruption of each company's ongoing businesses or inconsistencies in their standards, controls, procedures and policies. Any or all of those occurrences could adversely affect the combined company's ability to maintain relationships with customers and employees after the merger or to achieve the anticipated benefits of the merger. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of ETP and Sunoco.

The pendency of the merger could materially adversely affect the future business and operations of Sunoco or result in a loss of Sunoco employees.

In connection with the pending merger, it is possible that some customers, suppliers and other persons with whom Sunoco has a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationship with Sunoco as a result of the merger, which could negatively impact revenues, earnings and cash flows of Sunoco, as well as the market price of shares of Sunoco common stock, regardless of whether the merger is completed. Similarly, current and prospective employees of Sunoco may experience uncertainty about their future roles with ETP and Sunoco following completion of the merger, which may materially adversely affect the ability of Sunoco to attract and retain key employees.

Failure to complete the merger could negatively affect the stock price of Sunoco and its future businesses and financial results.

If the merger is not completed, the ongoing business of Sunoco may be adversely affected and Sunoco will be subject to several risks and consequences, including the following:

- under the merger agreement, Sunoco may be required, under certain circumstances, to pay ETP a breakup fee of $225 million or ETP's expenses up to $20 million;

- Sunoco will be required to pay certain costs relating to the merger, whether or not the merger is completed, such as legal, accounting, financial advisor and printing fees;

- under the merger agreement, Sunoco is subject to certain restrictions on the conduct of its business prior to completing the merger which may adversely affect its ability to execute certain of its business strategies; and

- matters relating to the merger may require substantial commitments of time and resources by Sunoco management, which could otherwise have been devoted to other opportunities that may have been beneficial to Sunoco as an independent company.

In addition, if the merger is not completed, Sunoco may experience negative reactions from the financial markets and from its customers and employees. Sunoco also could be subject to litigation related to any failure to complete the merger or to enforcement proceedings commenced against Sunoco to attempt to force it to perform its obligations under the merger agreement.

Tax Risks Related to the Merger

Your exchange of Sunoco common stock for ETP common units may be taxable in certain circumstances.

In general, the exchange by a Sunoco shareholder of Sunoco common stock for ETP common units is expected to qualify as an exchange to which Section 721(a) of the Internal Revenue Code of 1986, as amended (which we refer to as the "Internal Revenue Code") applies, i.e., a transaction in which no gain or loss is recognized for U.S. federal income tax purposes. However, under certain circumstances, a Sunoco shareholder may recognize gain upon such exchange or upon the occurrence of certain subsequent events or transactions undertaken by ETP.

Specifically, the exchange of Sunoco common stock for ETP common units pursuant to the merger will not qualify as a transaction in which no gain or loss is recognized for U.S. federal income tax purposes if, immediately after the merger ETP were characterized, for U.S. federal income tax purposes, as (1) a partnership which would be treated as an "investment company" if the partnership were incorporated, or (2) a publicly traded partnership treated as a corporation. It is a condition to Sunoco's obligation to effect the merger that (1) Sunoco receive an opinion from its special counsel, Wachtell, Lipton, Rosen & Katz, to the effect that, for U.S. federal income tax purposes, the exchange of shares of Sunoco common stock for ETP common units pursuant to the merger should qualify as an exchange to which Section 721(a) of the Internal Revenue Code applies (which opinion may rely on the opinions described in clauses (2) and (3) below), (2) ETP receive an opinion from its special tax counsel, Bingham McCutchen LLP, to the effect that ETP should not be treated as an "investment company" under applicable provisions of the Internal Revenue Code, and (3) ETP receive an opinion from its counsel, Latham & Watkins LLP, to the effect that for U.S. federal income tax purposes, 90% of the current gross income of ETP constitutes "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code and that ETP is treated as a partnership for U.S. federal income tax purposes pursuant to Section 7704(c) of the Internal Revenue Code. However, the Internal Revenue Service (which we refer to as the "IRS") is not bound by any of these opinions and may disagree with their conclusions. For a more detailed discussion, please see "Material U.S. Federal Income Tax Considerations."

In addition, as described below under "Tax Risks Related to the Ownership and Disposition of ETP Common Units Received in the Merger," a Sunoco shareholder could be required to recognize part or all of the "built-in gain" in his shares of Sunoco common stock exchanged for ETP common units in the merger upon the occurrence of certain subsequent events or transactions undertaken by ETP.

The merger and related transactions could trigger substantial tax liabilities for Sunoco and its shareholders.

In January 2012, Sunoco distributed the shares of SunCoke Energy, Inc. (which we refer to as "SunCoke") to Sunoco's shareholders in a transaction intended to qualify as a tax-free spin-off for U.S. federal income tax purposes (which we refer to as the "Spin-Off"). Prior to consummation of the Spin-Off, Sunoco received an opinion from Wachtell, Lipton, Rosen & Katz, special counsel to Sunoco, and a private letter ruling from the IRS, in each case, to the effect that the Spin-Off qualified as a transaction that is described in Sections 355(a) and Section 368(a)(1)(D) of the Internal Revenue Code. The U.S. federal income tax treatment of the Spin-Off depends, among other things, on the Spin-Off not being part of plan (or series of related transactions) pursuant to which one or more persons acquired, directly or indirectly, a 50% or greater interest in Sunoco or SunCoke, and Sunoco and SunCoke made representations in support of the tax opinion to the effect that, among other things, the Spin-Off was not part of such plan (or series of related transactions). In the event the merger were treated as part of a plan (or series of related transactions) that includes the Spin-Off, or any other requirements necessary for tax-free treatment were not satisfied, the Spin-Off would be taxable to Sunoco (and, possibly, the Sunoco shareholders) and Sunoco would recognize a substantial amount of taxable gain. Neither Sunoco nor ETP has requested a ruling from the IRS or an opinion of counsel regarding the impact of the merger on the U.S. federal income tax treatment of the Spin-Off, and there can be no assurance that the IRS will not assert that the Spin-Off is taxable as a result of the merger.

In addition, under proposed Treasury Regulations, which if finalized in their current form would be effective for the calendar year during which the merger occurs, Sunoco could be treated as redeeming a portion of the Sunoco common stock acquired by ETP pursuant to the merger in exchange for ETP Class F Units received by Sunoco pursuant to the Sunoco Logistics restructuring. In the event the proposed Treasury Regulations were finalized in a manner that applied to the merger, or the IRS were to prevail with an assertion that the principles of the proposed Treasury Regulations apply to the merger, Sunoco would recognize taxable gain to the extent that the fair market value of the assets deemed distributed in redemption of Sunoco common stock exceeded the adjusted tax basis of such assets. Such deemed redemption could also result in the receipt of a deemed distribution by ETP. Such a deemed distribution would be treated as a dividend to the extent of Sunoco's current and accumulated earnings and profits, and as a return of capital to the extent of ETP's basis in its Sunoco common stock. Any portion of the deemed distribution in excess of such basis would be treated as gain from the sale or exchange of Sunoco stock, and would be allocated to former Sunoco shareholders to the extent such gain is attributable to any "built-in gain" in their Sunoco common stock that was realized but not recognized as a result of the merger. For a more detailed discussion, please see "Material U.S. Federal Income Tax Considerations."

Tax Risks Related to the Ownership and Disposition of ETP Common Units Received in the Merger

ETP may engage in transactions that cause you to be subject to taxation in a manner different from that applicable to other holders of ETP common units.

A former Sunoco shareholder could be required to recognize part or all of the "built-in gain" in his shares of Sunoco common stock exchanged for ETP common units pursuant to the merger if ETP (1) sells or otherwise disposes of, or is considered to sell or otherwise to dispose of, in a taxable transaction at any time following the merger, such shares of Sunoco common stock, (2) distributes such shares of Sunoco common stock acquired from such Sunoco shareholder to another ETP unitholder within seven years following the merger, (3) distributes any property (other than money or shares of Sunoco common stock acquired from such Sunoco shareholder) to such former Sunoco shareholder who became a ETP unitholder as a result of the merger within seven years of the merger, or (4) makes any distribution (other than an "operating cash flow distribution") to such former Sunoco shareholder within two years following the merger. For a more detailed discussion, please see "Material U.S. Federal Income Tax Considerations."

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document includes "forward-looking statements" about ETP and Sunoco that are subject to risks and uncertainties. All statements other than statements of historical fact included in this document are forward-looking statements. Statements using words such as "anticipate," "believe," "intend," "project," "plan," "expect," "continue," "estimate," "goal," "forecast," "may," "will," or similar expressions help identify forward-looking statements.

Except for their respective obligations to disclose material information under U.S. federal securities laws, neither ETP nor Sunoco undertakes any obligation to release publicly any revisions to any forward-looking statements, to report events or circumstances after the date of this document, or to report the occurrence of unanticipated events.

Forward-looking statements involve a number of risks and uncertainties, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

- the matters described in the section titled "Risk Factors;"

- cyclical or other downturns in demand;

- adverse changes in economic or industry conditions;

- changes in the securities and capital markets;

- changes affecting customers or suppliers;

- changes in laws or regulations, third-party relations and approvals, and decisions of courts, regulators and/or governmental bodies;

- effects of competition;

- developments in and losses resulting from claims and litigation;

- changes in operating conditions and costs;

- the extent of ETP's or Sunoco's ability to achieve their respective operational and financial goals and initiatives; and

- ETP's continued taxation as a partnership and not as a corporation.

In addition, the acquisition of Sunoco by ETP is subject to the satisfaction of the conditions to the completion of the merger and the absence of events that could give rise to the termination of the merger agreement, the possibility that the merger does not close, risks that the proposed acquisition disrupts current plans and operations and business relationships or poses difficulties in attracting or retaining employees, the possibility that the costs or difficulties related to the integration of the two companies will be greater than expected and the possibility that the anticipated benefits from the merger cannot or will not be fully realized.

All written and oral forward-looking statements attributable to ETP or Sunoco or persons acting on behalf of ETP or Sunoco are expressly qualified in their entirety by such factors. For additional information with respect to these factors, please see the section entitled "Where You Can Find More Information."

INFORMATION ABOUT THE COMPANIES

Energy Transfer Partners, L.P.

ETP, a Delaware limited partnership is one of the largest publicly traded master limited partnerships in the United States in terms of equity market capitalization (approximately $10.16 billion as of June 30, 2012). ETP is managed by its general partner, ETP GP, and ETP GP is managed by its general partner, ETP LLC, which is owned by ETE, another publicly traded master limited partnership. ETP LLC is ultimately responsible for the business and operations of ETP GP and conducts ETP's business and operations, and the board of directors and officers of ETP LLC make decisions on ETP's behalf.

The activities in which ETP is engaged, all of which are in the United States, and the wholly owned operating subsidiaries through which ETP conducts those activities are as follows:

- natural gas operations, including the following:

    - natural gas midstream and intrastate transportation and storage through La Grange Acquisition, L.P., which conducts business under the assumed name of Energy Transfer Company; and

    - interstate natural gas transportation services through Energy Transfer Interstate Holdings, LLC, which is the parent company of Transwestern Pipeline Company, LLC, ETC Fayetteville Express Pipeline, LLC, ETC Tiger Pipeline, LLC and CrossCountry;

- NGL transportation, storage and fractionation services primarily through Lone Star;

- retail propane through HOLP and Titan, both of which were contributed to AmeriGas in January 2012; and

- other operations, including natural gas compression services.

ETP's executive offices are located at 3738 Oak Lawn Avenue, Dallas, Texas 75219. Its telephone number is (214) 981-0700.

Sam Acquisition Corporation

Merger Sub, a Pennsylvania corporation, is a subsidiary of ETP that was formed solely in contemplation of the transactions, has not commenced any operations, has only nominal assets and has no liabilities or contingent liabilities, nor any outstanding commitments other than as set forth in the merger agreement. Merger Sub is the successor in interest to Sam Acquisition Corporation, a Delaware corporation that is the entity that executed the merger agreement. On July 25, 2012, the Delaware Sam Acquisition Corporation merged with and into Merger Sub with Merger Sub as the surviving corporation, and Merger Sub assumed all of the Delaware Sam Acquisition Corporation's obligation under the merger agreement. Other than as set forth in this document, Merger Sub has not incurred any obligations, engaged in any business activities or entered into any agreements or arrangements with any third parties other than the merger agreement. Merger Sub's principal executive offices are located at 3738 Oak Lawn Avenue, Dallas, Texas 75219, and its telephone number is (214) 981-0700.

Sunoco, Inc.

Sunoco was incorporated in Pennsylvania in 1971. It or its predecessors have been active in the petroleum industry since 1886. Its principal executive offices are located at 1818 Market Street, Suite 1500, Philadelphia, Pennsylvania 19103. Its telephone number is (215) 977-3000.

Sunoco, through its subsidiaries, conducted its operations as a petroleum refiner and marketer and chemicals manufacturer with interests in logistics and cokemaking during most of 2011. The refining, marketing, logistics and chemicals operations were conducted principally in the eastern half of the United States and the cokemaking operations were conducted in Virginia, Indiana, Ohio, Illinois, and Vitória, Brazil. During 2011 and the early part of 2012, Sunoco carried out several strategic actions in executing its fundamental shift away from manufacturing, including disposing of its phenol, acetone and polypropylene chemicals facilities and completing the spin-off of SunCoke.

Sunoco's operations are organized into three business segments (Logistics, Retail Marketing and Refining and Supply) in addition to a holding company and a professional services group. Sunoco is a non-operating parent company which includes certain corporate officers.

Sunoco owns, principally through Sunoco Logistics (a master limited partnership), a geographically diverse and complementary group of pipelines, terminal facilities which transport, terminal and store refined products and crude oil, and crude oil and refined products acquisition and marketing assets. Sunoco owns a 2% general partner interest, all of the incentive distribution rights, and a 32.4% limited partner interest in Sunoco Logistics.

Sunoco markets gasoline and middle distillates, and offers a broad range of convenience store merchandise, through a network of over 4,900 retail outlets in 23 states primarily on the east coast and in the Midwest United States.

Sunoco currently owns two refineries which are located in Philadelphia and Marcus Hook, Pennsylvania. The Philadelphia refinery produces fuels and certain commodity petrochemicals. During 2011, Sunoco completed the sale of its Toledo refinery and indefinitely idled the main processing units at its Marcus Hook refinery. On July 2, 2012, Sunoco announced that it had entered into an agreement with global alternative asset manager The Carlyle Group L.P. to form a joint venture for the operation of Sunoco's Philadelphia refinery. This transaction is subject to certain closing conditions, including completion of financing, and is expected to close in the third quarter of 2012.

Southern Union Company

Southern Union, a Delaware corporation formed in 1932, is an indirect wholly owned subsidiary of ETE that owns and operates assets in the regulated and unregulated natural gas industry and is primarily engaged in the gathering, processing, transportation, storage and distribution of natural gas in the United States. Southern Union's operations include the following:

- transportation and storage operations conducted through Panhandle Eastern Pipe Line Company, LP and its subsidiaries;
- gathering, treating, processing and redelivery of natural gas and NGL in Texas and New Mexico through its subsidiary, Southern Union Gas Services; and
- the local distribution of natural gas in Missouri and Massachusetts through Southern Union's operating divisions: Missouri Gas Energy and New England Gas Company.

As a result of the Holdco restructuring, immediately following the closing of the merger, ETP will indirectly own 40% of Southern Union's capital stock. Southern Union's principal executive offices are located at 5051 Westheimer Road, Houston, Texas 77056, and its telephone number is (713) 989-2000.

ETP Holdco Corporation

Holdco is a Delaware corporation and indirect wholly owned subsidiary of ETP. Holdco has not carried on any activities to date, other than activities incidental to its formation or undertaken in connection with the transactions contemplated by the Holdco restructuring. Immediately following the closing of the merger and the Sunoco Logistics restructuring, (i) ETE will contribute its interest in Southern Union to Holdco in exchange for a 60% equity interest in Holdco and (ii) ETP will contribute Sunoco (exclusive of its interest in Sunoco Logistics) to Holdco and will retain a 40% equity interest in Holdco. ETP will have the right to appoint a majority of Holdco's directors following the Holdco restructuring.

Holdco's principal executive offices are located at 3738 Oak Lawn Avenue, Dallas, Texas 75219, and its telephone number is (214) 981-0700.

SPECIAL MEETING OF SUNOCO SHAREHOLDERS

This section contains information about the special meeting of Sunoco shareholders that has been called, among other reasons, to approve and adopt the merger agreement and the transactions contemplated thereby, and to approve, on an advisory (non-binding) basis, specified compensation that may be received by Sunoco's named executive officers in connection with the merger. This document is being furnished to Sunoco shareholders in connection with the solicitation of proxies by the Sunoco board of directors to be used at the special meeting. Sunoco is first mailing this document and enclosed proxy card on or about Wednesday, August 29, 2012.

Date, Time and Place of the Special Meeting

A special meeting of Sunoco shareholders will be held at the Detroit Athletic Club, 241 Madison Avenue, Detroit, Michigan 48226 on Thursday, October 4, 2012, starting at 2:30 p.m., local time (unless it is adjourned or postponed to a later date).

Admission to the Special Meeting

All Sunoco shareholders are invited to attend the special meeting. Persons who are not Sunoco shareholders may attend only if invited by Sunoco. If you own shares in "street" or "nominee" name, you must bring proof of ownership (e.g., a current broker's statement) in order to be admitted to the special meeting.

Purpose of the Special Meeting

1. To consider and vote upon a proposal to approve and adopt the merger agreement and the transactions contemplated thereby;

2. To consider and cast an advisory (non-binding) vote on specified compensation that may be received by Sunoco's named executive officers in connection with the merger;

3. To consider and vote upon any adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the proposal to approve and adopt the merger agreement and the transactions contemplated thereby; and

4. To transact such other business as may properly come before the special meeting and any adjournment or postponement thereof (at the present time, Sunoco knows of no other matters that will be presented for consideration at the special meeting).

Recommendation of the Sunoco Board of Directors

The Sunoco board of directors has unanimously determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are in the best interests of Sunoco and its shareholders, and recommends that the Sunoco shareholders vote to approve and adopt the merger agreement and the transactions contemplated thereby. In addition, the Sunoco board of directors recommends that the Sunoco shareholders vote to approve, on an advisory (non-binding) basis, specified compensation that may be received by Sunoco's named executive officers in connection with the merger and to approve any adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the proposal to approve and adopt the merger agreement and the transactions contemplated thereby.

Sunoco shareholders should carefully read this document in its entirety for more detailed information concerning the merger agreement and the transactions contemplated thereby. In particular, Sunoco shareholders are directed to the merger agreement, which is attached hereto as Annex A.

Record Date; Shareholders Entitled to Vote; Outstanding Shares Held

The Sunoco board of directors has designated the close of business on Monday, August 27, 2012 as the "record date" that will determine the shareholders who are entitled to receive notice of, and to vote at, the special meeting or at any adjournment or postponement of the special meeting. Only holders of record at the close of business on the record date are entitled to vote at the special meeting. At the close of business on the record date, there were 104,741,685 shares of common stock outstanding, held by approximately 17,626 holders of record. Each holder of Sunoco shares is entitled to one vote per share of common stock held.

Quorum

A "quorum" is the presence in person or by proxy, of shareholders entitled to cast a majority of the votes which all shareholders are entitled to cast at the meeting. There must be a quorum for the meeting to be held. If you submit a timely, properly executed proxy or vote instruction card, then you will be considered part of the quorum so long as your shares are voted on at least one item of business, other than a procedural motion.

Abstentions

Abstentions are not counted in the tally of votes for or against a proposal. Abstentions are counted as shares present and entitled to be voted.

Broker Non-Votes

Under the rules that govern brokers who have record ownership of shares that they hold in street name for their clients who are the beneficial owners of the shares, brokers have the discretion to vote such shares on routine matters, but not on non-routine matters. Broker non-votes occur when shares held by a broker are not voted with respect to a proposal because (1) the broker has not received voting instructions from the beneficial owner, and (2) the broker lacks the authority to vote the shares at his or her discretion. If the broker does not receive instructions on how to vote a shareholder's shares, the broker will have discretion to vote the shares on routine matters. The broker will not have discretion to vote on non-routine matters absent direction from the shareholder, including the merger proposal and the advisory proposal. If a broker has authority to vote the shares at his or her discretion without voting instructions from the shareholder on a matter, and the broker votes the shares on the matter and the matter is not a procedural motion, the shares will be deemed present during the entire meeting for purposes of determining whether a quorum is present for consideration of any other matter.

Required Vote

The merger agreement must be approved and adopted by the affirmative vote of holders of a majority of the votes cast by all shareholders entitled to vote on the proposal at the special meeting. Abstentions and broker non-votes will have no effect on the outcome of the vote on the merger.

Approval of the advisory vote on specified compensation that may be received by Sunoco's named executive officers in connection with the merger requires the affirmative vote of holders of a majority of the votes cast at the special meeting. Abstentions and broker non-votes will have no effect on the outcome of the advisory vote.

Any adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the proposal to approve and adopt the merger agreement requires the affirmative vote of the holders of a majority of the Sunoco shares having voting power represented at the special meeting in person or by proxy and entitled to vote. Abstentions will be the equivalent of a vote against a proposal to adjourn the special meeting, while broker non-votes will have no effect on the outcome of the adjournment vote.

Shares Beneficially Owned by Directors and Executive Officers

The members of the Sunoco board of directors and executive officers of Sunoco beneficially owned an aggregate of 560,341 Sunoco shares as of August 27, 2012. These shares represent in total less than 1.0% of the total voting power of Sunoco's voting securities.

Proxies

You may vote in person by ballot at the special meeting or by submitting a proxy. Please submit your proxy even if you plan to attend the special meeting. If you attend the special meeting, you may vote by ballot, thereby canceling any proxy previously given.

Voting instructions are included on your proxy card. If you properly give your proxy and submit it to Sunoco in time for it to be voted, one of the individuals named as your proxy will vote your shares as you have directed. You may vote for or against the proposals or abstain from voting.

Shares Held in Street Name

If you hold Sunoco shares in the name of a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or nominee when voting your Sunoco shares or when granting or revoking a proxy.

Absent specific instructions from you, your broker is not empowered to vote your Sunoco shares. The shares not voted because brokers lack power to vote them without instructions are also known as "broker non-votes."

Shares Held in SunCAP

If your Sunoco shares are held in custody for your account by Vanguard, as trustee for SunCAP, you may vote by instructing Vanguard how to vote your shares pursuant to the voting instruction card that is mailed to you with this proxy statement. If you do not provide voting instructions, or provide unclear voting instructions, then Vanguard will vote the shares in your SunCAP account in proportion to the way the shares of Sunoco common stock are voted by the other SunCAP participants. Voting instructions from SunCAP participants are maintained in the strictest confidence and will not be disclosed to Sunoco except for limited circumstances. SunCAP participants who hold investments in the Sunoco Common Stock Fund and/or the ESOP Fund on the record date may vote on the proposed merger by using the voting instruction cards included with this proxy statement. However, as more fully described in a letter that will be sent by Sunoco to SunCAP participants, Sunoco has agreed to liquidate the Sunoco common stock within SunCAP prior to the completion of the merger. Therefore, in lieu of merger consideration, SunCAP participants who hold investments in the Sunoco Stock Fund and the ESOP Fund as of the beginning of the liquidation period will have the resulting proceeds from the sale of the Sunoco common stock within these funds (less the expenses of such sale) reinvested in accordance with the rules established by the plan sponsor.

How to Submit Your Proxy

By Mail: To submit your proxy by mail, simply mark your proxy, date and sign it, and if you are a record holder of Sunoco shares, return it in the postage-paid envelope provided. If the envelope is missing, please address your completed proxy card to the address on your proxy card. If you are a beneficial owner, please refer to your instruction card or the information provided to you by your bank, broker, custodian or record holder.

By Telephone: If you are a Sunoco shareholder of record, you can submit your proxy by telephone by calling the toll-free telephone number on your proxy card. Telephone voting is available 24 hours a day and will be accessible until 11:59 p.m. Eastern time on October 3, 2012. Easy-to-follow voice prompts allow you to submit your proxy and confirm that your instructions have been properly recorded. If you are a beneficial owner, please refer to your instruction card or the information provided by your bank, broker, custodian or record holder for information on whether telephone voting is offered. If you submit your proxy by telephone you do not need to return your proxy card. If you are located outside the United States, Canada and Puerto Rico, please read your proxy card or other materials for additional instructions.

By Internet: You can also choose to submit your proxy on the internet. If you are a Sunoco shareholder of record, the website for internet voting is on your proxy card. Internet voting is available 24 hours a day and will be accessible until 11:59 p.m. Eastern time on October 3, 2012. If you are a beneficial owner, please refer to your instruction card or the information provided by your bank, broker, custodian or record holder for information on whether internet voting is offered. As with telephone voting, you will be given the opportunity to confirm that your instructions have been properly recorded. If you submit your proxy on the internet, you do not need to return your proxy card.

In Person: If you are a Sunoco shareholder of record, you may vote by ballot at the special meeting or send a representative with an acceptable proxy that has been signed and dated. If your Sunoco shares are held in the name of a bank, broker or other nominee, you must obtain a proxy, executed in your favor, from the holder of record, to be able to vote at the special meeting.

Revoking Your Proxy

If you submit a completed proxy card with instructions on how to vote your Sunoco shares and then wish to revoke your instructions, you should submit a notice of revocation to the Secretary of Sunoco as soon as possible. You may revoke your proxy by internet, telephone or mail at any time before it is voted by:

- timely delivery of a valid, later-dated proxy or timely submission of a later-dated proxy by telephone or internet;

- written notice to the Secretary of Sunoco before the special meeting that you have revoked your proxy; or

- voting by ballot at the special meeting.

Adjournments and Postponements

Any adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the proposal to approve and adopt the merger agreement requires the affirmative vote of the holders of shares entitled to cast a majority of the votes present or represented at the special meeting in person or by proxy. Unless the Sunoco board of directors fixes a new record date for the adjourned special meeting, or law otherwise requires, no notice of the adjourned special meeting will be given so long as the time and place to which the special meeting is adjourned are announced at the special meeting adjourning and, at the adjourned special meeting only such business is transacted as might have been transacted at the original special meeting.

In addition, at any time prior to convening the special meeting, the special meeting may be postponed without the approval of Sunoco shareholders. If postponed, Sunoco will publicly announce the new meeting date. Similar to adjournments, any postponement of the special meeting for the purpose of soliciting additional proxies will allow Sunoco shareholders who have already sent in their proxies to revoke them at any time prior to their use.

Proxy Solicitation

ETP and Sunoco will each bear their own costs related to the merger and the retention of any information agent or other service provider in connection with the merger, except for the expenses incurred in connection with the filing, printing and mailing of this document which will be shared equally. This proxy solicitation is being made by Sunoco on behalf of the Sunoco board of directors. Sunoco has hired Morrow & Co. to assist in the solicitation of proxies. In addition to this mailing, proxies may be solicited by directors, officers or employees of Sunoco or its affiliates in person or by telephone or electronic transmission. None of the directors, officers or employees will be directly compensated for such services.

Other Business

The Sunoco board of directors is not currently aware of any business to be acted upon at the special meeting other than the matters described in this document. If, however, other matters are properly brought before the special meeting, the persons appointed as proxies will have discretion to vote or act on those matters as in their judgment is in the best interest of Sunoco and its shareholders.

PROPOSAL 1: THE MERGER

Background of the Merger

The board of directors and management of Sunoco have periodically evaluated and considered a variety of financial and strategic opportunities as part of their long-term strategy to maximize shareholder value. As part of this ongoing strategic review, Sunoco carried out several strategic actions beginning in 2009 aimed at focusing Sunoco on its core and most profitable businesses. During 2009, Sunoco permanently idled its refinery in Westville, New Jersey (known as Eagle Point) in response to weak demand and sold its refinery located in Tulsa, Oklahoma. In March 2010, Sunoco sold its polypropylene chemicals business and in July 2011 and October 2011, sold two of its phenol and acetone chemicals manufacturing facilities. On June 16, 2010, Sunoco announced that it planned to separate its metallurgical coke-making and coal mining business from the remainder of its businesses. This separation was accomplished through an initial public offering of approximately 19% of the outstanding common stock of SunCoke on July 21, 2011 and a subsequent tax-free distribution of the remaining 81% of SunCoke common stock by way of a dividend declared on December 1, 2011 and made on January 17, 2012. Finally, on September 6, 2011, Sunoco publicly announced that it also planned to exit its refining business, and that it was conducting a comprehensive strategic review of the company to determine the best way to deliver value to shareholders.

Throughout the middle of 2011, while Sunoco was conducting its strategic review to focus on its core and most profitable businesses, three private equity firms approached members of Sunoco management about acquiring some or all of the refining business of Sunoco and possibly Sunoco in its entirety. Sunoco executed a confidentiality agreement with each of these private equity firms to provide due diligence information about all or specific businesses of Sunoco. Following their review of the due diligence information, none of the private equity firms expressed any interest in pursuing an acquisition of Sunoco in its entirety.

Following the spin-off of SunCoke and the announced exit of the refining business, on January 20, 2012, the financial advisor to a company that is a large petroleum refiner, marketer and transporter, which we refer to as "Company A," approached Ms. Lynn Elsenhans, who was then chairman, president and chief executive officer of Sunoco, and Mr. Brian MacDonald, who was then senior vice president and chief financial officer of Sunoco, about a potential merger transaction between Company A and Sunoco. The financial advisor to Company A explained that there would be several pre-conditions to any merger discussions, including that Sunoco would be required to shut down its refining business, and that Company A would only issue stock in the transaction with Sunoco making a cash dividend to its shareholders from its cash and available borrowings. At the meeting, the financial advisor to Company A suggested a price for the transaction in line with Sunoco's current trading price without any premium. Ms. Elsenhans and Mr. MacDonald noted that they would discuss Company A's interest in a potential transaction with the Sunoco board of directors.

Following the January 20, 2012 meeting, the respective financial advisors of Sunoco and Company A held several phone conversations in which they continued to discuss the pre-conditions Company A's financial advisor had set forth for a transaction between Sunoco and Company A. At the direction of Sunoco's management, representatives from Credit Suisse, Sunoco's financial advisor, indicated that Sunoco's board of directors was unlikely to accept a low- or no-premium proposal.

On February 2, 2012, Sunoco announced that effective March 1, 2012, Mr. MacDonald would replace Ms. Elsenhans and become president, chief executive officer of Sunoco and would also become a director of Sunoco at that time. In addition, Ms. Elsenhans would remain chairman of Sunoco and Sunoco Logistics until Sunoco's annual meeting of shareholders in May 2012, at which time Mr. MacDonald would become chairman of Sunoco and Sunoco Logistics.

Following up on the January 20, 2012 conversation between representatives of management from Sunoco and the financial advisor to Company A, on February 8, 2012, Mr. MacDonald met with the chief executive officer of Company A at an industry conference organized by Credit Suisse held in Vail, Colorado. At the meeting, the chief executive officer of Company A confirmed an interest in a possible merger between Company A and Sunoco and discussed the strategic fit between Sunoco and Company A. They also discussed the governance of the combined company and Company A's intent to relocate substantial operations from the Philadelphia area if a transaction were to occur. The chief executive officer of Company A did not propose any price for the transaction. Mr. MacDonald again stated that he would discuss Company A's interest in a potential transaction with the Sunoco board of directors.

On February 28, 2012, Mr. Kelcy Warren, the chairman of the board of ETE's general partner and chief executive officer and chairman of the board of ETP's general partner, and Mr. John McReynolds, the president and chief financial officer of ETE's general partner and a former director of ETP, set up a meeting with Ms. Elsenhans and Mr. MacDonald and members of management of an operator of a chain of convenience stores and gas stations to discuss the possibility of a strategic venture involving ETE, Sunoco and such operator. During the meeting, Mr. Warren asked if Sunoco would be open to considering a transaction whereby ETE or one of its affiliates would acquire Sunoco. Mr. Warren did not propose any price for the transaction at that time, but Ms. Elsenhans and Mr. MacDonald indicated that they would discuss ETE's interest in a potential transaction with the Sunoco board of directors.

On March 1, 2012, which Mr. MacDonald understood was on or about the date of a meeting of Company A's board of directors, the chief executive officer of Company A called Mr. MacDonald to reiterate Company A's interest in pursuing a potential transaction with Sunoco.

Also on March 1, 2012, the Sunoco board of directors held a regularly scheduled meeting. At the request of the Sunoco board of directors, representatives from Credit Suisse and Sunoco's outside legal counsel, Wachtell, Lipton, Rosen & Katz ("Wachtell Lipton") were also in attendance. At the meeting, Ms. Elsenhans and Mr. MacDonald informed the Sunoco board of directors about the meetings between Sunoco and each of Company A and ETE and the potential transactions discussed at those meetings. Ms. Elsenhans and Mr. MacDonald also described the lack of interest from the private equity firms that had previously approached Sunoco about a transaction involving the entire company, and, with the assistance of management and representatives of Credit Suisse, Sunoco's board of directors discussed other potential transaction partners. After discussion, the Sunoco board of directors agreed that management should pursue discussions with both Company A and ETE regarding a potential transaction to determine whether either of them would set forth a proposal that could be evaluated by the Sunoco board of directors.

In order to facilitate discussions regarding a potential transaction, Sunoco and ETE entered into a mutual confidentiality agreement which included a mutual standstill provision on March 5, 2012, with the intention of expanding the information available for the due diligence investigation of each company. For the same purpose, Sunoco also entered into a mutual confidentiality agreement with Company A on March 6, 2012, which also included a mutual standstill.

On March 9, 2012, Mr. MacDonald and Mr. Michael Hennigan, the president and chief operating officer of Sunoco Logistics (now the chief executive officer of Sunoco Logistics) met with members of ETE's management in Dallas, Texas to discuss a potential transaction. At that meeting, Messrs. MacDonald and Hennigan presented information about Sunoco, including its businesses, assets, financial results, management, past strategic actions, operating philosophy and strategic outlook. Following the presentation, members of Sunoco's management answered questions and discussed the company with the management of ETE.

On March 14, 2012, Company A sent Sunoco a preliminary business, accounting and legal due diligence request list, and Sunoco began to assemble documents responsive to Company A's requests.

On March 16, 2012, Mr. MacDonald and other executives from Sunoco, management from Company A and their respective financial advisors held a meeting in Detroit, Michigan, at which Sunoco provided a similar management presentation as had been given to ETE.

On March 19, 2012, the Sunoco board of directors held a telephonic meeting. At the request of the Sunoco board of directors, representatives from Credit Suisse and Wachtell Lipton were also in attendance. At this meeting, Mr. MacDonald summarized the March 16 meeting with Company A. Mr. MacDonald also provided a summary of the meeting with ETE in Dallas and updated the board on the status of discussions and developments in that potential transaction. Mr. MacDonald noted that Sunoco was preparing to provide due diligence materials to each of ETE and Company A so that each of those companies would be in a position to develop and present an offer to acquire Sunoco.

On March 22, 2012, Mr. McReynolds sent a letter on behalf of ETE to Mr. MacDonald proposing a business combination between ETE and Sunoco. The letter stated that the proposed transaction would involve the acquisition of Sunoco by ETE, and, in the transaction, Sunoco shareholders would receive consideration representing a 20% premium to the closing price of Sunoco's common stock on March 22, 2012, which represented approximately $46.40 per share. The consideration would consist of 45% of cash and 55% of ETE common units. The letter also proposed that the parties enter into an exclusivity agreement for a term of 15 days while each party performed mutual due diligence and negotiated the terms of a definitive agreement. No exclusivity agreement was ever executed.

Also, on March 22, 2012, Mr. MacDonald had a telephone call with the chief executive officer of Company A. On the call, the chief executive officer of Company A continued to express an interest in a transaction involving Company A and Sunoco, and proposed working toward a transaction that could be presented to Company A's board of directors at its next meeting in April. To that end, the chief executive officer of Company A suggested that Sunoco and Company A enter into a term sheet outlining the terms of a potential transaction, and noted that Company A could complete its due diligence within four to six weeks after reaching agreement on a term sheet containing the principal terms for a transaction. On the same day, Sunoco provided Company A with access to a data room containing legal, financial, environmental and accounting information about Sunoco, including financial projections, to assist Company A in its due diligence review.

On March 23, 2012, Sunoco provided data room access to ETE and its advisors to facilitate ETE's due diligence review of Sunoco.

On March 24, 2012, ETE's advisor sent Sunoco a preliminary business, accounting and legal due diligence request list, and Sunoco began to assemble documents responsive to ETE's requests. Throughout the following weeks, Sunoco and, at its request, Credit Suisse continued to be responsive to due diligence requests and provide additional information about Sunoco to both Company A and ETE and their respective advisors.

On March 26, 2012, the Sunoco board of directors held a telephonic meeting. At the request of the Sunoco board of directors, members of Sunoco management and representatives from Credit Suisse and Wachtell Lipton were also in attendance. During the meeting, the Sunoco board of directors reviewed the March 22 letter from ETE. Representatives of Credit Suisse provided the Sunoco board of directors with a summary of the principal financial terms of ETE's proposal as set forth in the March 22 letter and an overview of ETE's business, structure and financial condition. The Sunoco board of directors, with the assistance of Sunoco management and Sunoco's legal and financial advisors, discussed various potential legal, financial and business implications of the proposed transaction. The Sunoco board of directors, management and advisors also reviewed ETE's acquisition history and, in particular, ETE's pending acquisition of Southern Union. At the same March 26 meeting, the Sunoco board of directors also discussed the status of discussions with Company A, including the March 22 telephone call between Mr. MacDonald and the chief executive officer of Company A. In addition, the Sunoco board of directors, management, and financial and legal advisors also reviewed additional potential strategic alternatives and transactions that they could pursue to maximize shareholder value.

On March 27, 2012, members of management of Sunoco and ETE and representatives of their respective advisors met in Dallas, Texas to discuss the potential business combination transaction and to conduct due diligence on each other's respective businesses, including environmental due diligence. During the meetings in

Dallas, members of Sunoco management provided information regarding Sunoco's retail and marketing business and additional due diligence information. Representatives from Sunoco and ETE also discussed what further due diligence was needed, and discussed a plan to address the remaining issues and have additional information provided in the data room.

On March 28, 2012, Messrs. Hennigan and MacDonald met with members of ETE's management in Dallas, Texas and provided information to ETE on the Sunoco Logistics business, and ETE provided information on its business to Messrs. MacDonald and Hennigan as part of Sunoco's due diligence.

Also on March 28, 2012, Mr. MacDonald had a telephone call with the chief executive officer of Company A, during which they discussed the status of discussions and diligence reviews regarding a potential transaction and the steps necessary for Company A to make an offer to Sunoco. During that call, Mr. MacDonald told the chief executive officer of Company A that Sunoco had received an indication of interest from another party and advised that Company A should proceed on a more expedited basis than Company A had originally indicated it would.

On March 30, 2012, Mr. Warren sent Mr. MacDonald an email that included an analysis by ETE's and ETP's outside counsel regarding the structuring of the potential transaction in order to maximize the tax benefits of the master limited partnership structure for ETE, ETP and Sunoco Logistics.

On March 31, 2012, Mr. McReynolds sent Mr. MacDonald an email that described the current issues that ETE was working through regarding its valuation and noting that substantial progress had been made in ETE's due diligence review. Mr. McReynolds wrote that based on the analysis done so far, he expected that ETE could increase the value of its indication of interest to acquire Sunoco.

On April 2, 2012, the Sunoco board of directors held a telephonic meeting. At the request of the Sunoco board of directors, members of Sunoco management and representatives from Credit Suisse and Wachtell Lipton were also in attendance. At the meeting, Mr. MacDonald provided an update on the status of each of the potential transactions with ETE and Company A, and discussed the meetings in Dallas with ETE.

On April 5, 2012, at the request of the Sunoco management, representatives of Credit Suisse met with representatives of Company A's financial advisors. During the meeting, Company A's financial advisors presented their financial analysis of Sunoco and outlined a potential acquisition of Sunoco by Company A. The financial analysis prepared by Company A's financial advisor, which was based on a no or low premium transaction, differed significantly from Sunoco management's view of the potential financial implications of a transaction with Company A.

On April 9, 2012, Mr. MacDonald met with the chief executive officer of Company A in Philadelphia, Pennsylvania. At that meeting, the chief executive officer of Company A proposed to Mr. MacDonald a transaction in which Sunoco shareholders would receive a $2.0 billion special cash dividend from Sunoco and Company A would acquire all of Sunoco's stock in exchange for Company A equity. In the proposed transaction, there would be no premium provided to the Sunoco shareholders. The analysis presented from Company A showed lower synergies, lower profitability from the retail business and higher environmental risks and costs than the estimates that Sunoco had presented to Company A. The chief executive officer of Company A also expressed concerns about the scope of Sunoco's potential environmental liabilities. In response, Mr. MacDonald informed the chief executive officer of Company A that the Sunoco board of directors would likely view Company A's proposed transaction consideration as inadequate, but that he would present the proposal to the Sunoco board of directors. At that time, the chief executive officer of Company A made no indication that he would be willing to provide a premium to Sunoco's shareholders or otherwise increase the consideration that Company A was prepared to offer to the Sunoco shareholders.

On April 10, 2012, members of management of Sunoco and ETE and representatives of their respective advisors again met in Dallas, Texas with additional representatives from the parties joining via teleconference. During the April 10 meeting, management of Sunoco conducted diligence on ETE, ETP and Regency Energy Partners LP, another master limited partnership whose general partner is controlled by ETE. During a series of one-on-one discussions, Mr. MacDonald and Mr. Warren discussed an alternative proposal for a business combination transaction. Mr. Warren's new proposal contemplated that ETP (rather than ETE) would acquire Sunoco at a premium of 25% based on the closing price of Sunoco shares on that day, which represented approximately $47 per share. Mr. Warren explained that the equity portion of the merger consideration would consist of ETP common units (rather than ETE common units), and that the use of ETP common units was consistent with the long-term strategy of keeping ETE as a holding company. The mix of consideration would also change and would now consist of 50% of cash and 50% of ETP common units (compared to 45% of cash and 55% of ETE common units previously proposed). Mr. Warren also provided that the transaction would be conditioned on the successful sale of, or a joint venture involving, Sunoco's Philadelphia refinery. Mr. Warren said that ETE would be willing to proceed with its original indication of interest using ETE common units if that were preferable to Sunoco, but that the use of ETE common units would result in a lower premium to the Sunoco shareholders than would be the case if ETP common units were used for the equity portion of the merger consideration due to a recent decline in the trading price for ETE common units. After discussion, Mr. MacDonald advised Mr. Warren that, although the new proposal using ETP equity represented an increase in the proposed price, it still did not provide sufficient value for Sunoco's shareholders and that the condition on the sale of the Philadelphia refinery was unacceptable. After continued negotiations, Mr. Warren agreed to raise ETP's proposed price to $50 per Sunoco share, which represented a premium of approximately 33% based on the closing price of Sunoco shares on April 10, 2012. Mr. Warren also agreed to remove the condition that the sale of Sunoco's Philadelphia refinery be completed before the merger could be closed. Mr. Warren and Mr. MacDonald also discussed that, as part of the transaction, ETE would agree to waive a portion of its incentive distribution rights from ETP for a period of time in order to make the transaction more beneficial to ETP unitholders, because Sunoco shareholders would become ETP unitholders as a result of the merger. The precise value and timing of the waiver would be subject to negotiation between ETE and an independent committee of the ETP board of directors.

Later in that same meeting on April 10, 2012, on behalf of ETP, Mr. Warren provided a letter to Mr. MacDonald setting forth the terms of the offer that had been discussed at the Dallas meeting. In addition to the financial terms of the proposal, which were consistent with those discussed earlier that day, the letter noted that the proposal was based on ETP's assumption that Sunoco's Marcus Hook refinery continues to operate as a terminal facility and the satisfactory completion of ETP's due diligence. ETP also noted that its proposal was subject to: negotiation of mutually acceptable agreements related to the transaction; affirmation of ETP's current credit ratings by the rating agencies; and approval by ETP's board of directors.

On April 11, 2012, the Sunoco board of directors held a telephonic meeting. At the request of the Sunoco board of directors, members of Sunoco management and representatives from Credit Suisse and Wachtell Lipton were also in attendance by phone. At the meeting, Mr. MacDonald and Sunoco management provided updated information to the Sunoco board of directors regarding the potential transactions with Company A and ETP based on the meetings and teleconferences over the preceding two weeks. Mr. MacDonald explained that Company A had proposed a transaction without any premium to Sunoco shareholders, and that he had explained to Company A's chief executive officer that such a transaction would not be acceptable. Mr. MacDonald also updated the Sunoco board of directors on the latest proposal from ETP, including the increase in the offer price and the change in the equity portion of the merger consideration from ETE common units to ETP common units. At the request of the Sunoco board of directors, representatives from Credit Suisse reviewed their preliminary financial analyses with respect to the proposed merger with ETP, including the implied premium to the historical trading prices of Sunoco common stock based on the current market price of ETP common units. Credit Suisse also discussed differences between ETE and ETP and the interests in ETE and ETP represented by their common units.

At the same April 11, 2012 meeting, the Sunoco board of directors, management and advisors also discussed potential alternatives to the transactions being discussed with ETP and Company A, including a stand-alone strategy, the possibility of separating the logistics and retail businesses from each other and whether there were other potential purchasers of Sunoco. The lengthy strategic review process that had been undertaken was also discussed. The Sunoco board of directors concluded that the proposed consideration from ETP was likely to have greater value than these other alternatives, and that it was unlikely that another potential acquiror would be willing to offer a premium on the entire Sunoco business that was equal to, or greater than, the value being offered by ETP. Based on the discussions with management and Sunoco's outside legal and financial advisors, the board concluded that the ETP offer was a substantial improvement from the prior ETE offer, and that management should continue to pursue the ETP transaction. The Sunoco board of directors also recommended that Sunoco's management and its financial advisor contact Company A (or its financial advisor) to advise Company A to improve the value of its offer. Following the board meeting, Mr. MacDonald telephoned the chief executive officer of Company A and advised that Company A would have to improve the value of its proposal in order for the Sunoco board of directors to find it to be acceptable.

Additionally, on April 11, 2012, as part of Sunoco's due diligence, management of ETP provided financial projections for Sunoco management's review.

On April 13, 2012, representatives from Credit Suisse had a teleconference with Company A's financial advisors. As requested by the Sunoco board of directors, during the call, representatives from Credit Suisse informed Company A's financial advisors that Company A would have to improve the value of its proposal and communicated financial rationales for Company A to increase its proposed consideration. The representatives of Company A's financial advisors indicated that they would discuss these rationales with Company A's management.

On April 14, 2012, on behalf of Sunoco, Wachtell Lipton sent a draft of the definitive merger agreement to ETP and its outside counsel, Latham & Watkins LLP ("Latham & Watkins").

During the week of April 15, 2012, Sunoco and ETP continued their respective due diligence investigation of each other's businesses, and ETP and its counsel reviewed the terms of the draft merger agreement provided by Sunoco and its counsel.

On April 18, 2012, Company A sent Sunoco a letter containing a revised proposal. Under the terms of the revised proposal, Company A would complete a merger in which it would acquire all of Sunoco's shares in exchange for Company A common stock at an exchange ratio implying a 10% premium to Sunoco's 10-day average trading price prior to executing the merger agreement. The proposal also contemplated that, immediately prior to closing the transaction, Sunoco would declare and pay a $2 billion cash dividend to Sunoco shareholders funded by Sunoco's cash on hand and additional drawings from Sunoco's revolving credit facility. The letter stated that Company A believed the aggregate consideration implied a 20% premium when adjusted for the special cash dividend. The letter noted that Company A did not anticipate requiring approval from the Company A shareholders for the transaction, but that the transaction would require the consent from another company relating to a tax matters agreements entered into between Company A and such other company.

On April 19, 2012, the Sunoco board of directors held a telephonic meeting. At the request of the Sunoco board of directors, members of Sunoco management and representatives from Credit Suisse and Wachtell Lipton were also in attendance. During the meeting, the Sunoco board of directors, with the assistance of management and Sunoco's legal and financial advisors, discussed the revised proposal from Company A. After reviewing the terms, the Sunoco board of directors concluded that the transaction proposed by Company A was still inferior to the proposed ETP merger transaction in terms of value to the Sunoco shareholders. The Sunoco board of directors requested that Mr. MacDonald inform Company A of its conclusion and to see if Company A's board would be willing to increase the value of its proposal. During this meeting, the Sunoco board of directors also reviewed the status of the ETP transaction. In addition, at the request of the Sunoco board of directors, representatives of Credit Suisse reviewed updated preliminary financial analyses of Sunoco, ETP and the proposed transaction with ETP.

On April 20, 2012, on behalf of ETP, Latham & Watkins sent a revised draft of the merger agreement to Sunoco and Wachtell Lipton. ETP's revised draft of the merger agreement included numerous modifications that Sunoco and its advisors believed were problematic, including, among others: a termination fee equal to 4.5% of the equity value of the transaction plus uncapped reimbursement of ETP's transaction expenses; a less stringent requirement for ETP to take actions required to receive the antitrust approvals necessary to complete the transaction; a provision requiring that Sunoco submit the ETP merger to a vote of Sunoco shareholders even if the Sunoco board of directors had determined to accept a superior proposal; and a substantially expanded set of situations in which Sunoco would have to pay the termination fee and expense reimbursement. Sunoco and its advisors reviewed the draft merger agreement and the issues raised by the draft and Wachtell Lipton returned a revised draft to ETP on April 24, 2012 reflecting Sunoco's positions.

On April 22, 2012, Credit Suisse and Company A's financial advisor held a teleconference to discuss Company A's revised proposal. Company A's financial advisor indicated that it was unlikely that Company A would increase its proposed consideration, and as previously directed by Sunoco's management, Credit Suisse indicated that it was unlikely that Sunoco's board of directors would accept the revised proposal.

On April 23, 2012, Sunoco publicly announced that it had entered into exclusive discussions with The Carlyle Group regarding a potential joint venture involving Sunoco's refinery in Philadelphia.

In addition and also on April 23, 2012, Mr. MacDonald informed the chief executive officer of Company A that the Sunoco board of directors still believed that Company A's proposal undervalued Sunoco and did not provide more value than could be created for Sunoco shareholders from the other alternatives available to Sunoco. They discussed the possibility that the chief executive officer of Company A request authority for Company A's board of directors to increase the value of its proposal. The chief executive officer of Company A indicated that the board of directors of Company A was unlikely to consider providing greater value to the Sunoco shareholders.

On April 25, 2012, members of the managements of Sunoco and ETP and Sunoco's financial advisor met in New York with two credit rating agencies to discuss the potential ratings implications of the merger and other transactions contemplated by the merger agreement. In addition, Sunoco management continued its due diligence with respect to ETP at a meeting at which representatives of Sunoco management and Credit Suisse met with management of ETP.

On April 26, 2012, the Sunoco board of directors held a meeting at Sunoco's headquarters in Philadelphia. At the request of the Sunoco board of directors, members of Sunoco management and representatives from Credit Suisse and Wachtell Lipton were also in attendance. At the meeting, Mr. MacDonald and other members of Sunoco management presented the current status of the negotiations and due diligence with ETP and reviewed the strategic rationale for the proposed business combination. Sunoco management updated the board regarding the current status of the Company's financial due diligence with respect to ETP. Credit Suisse and Sunoco management also reviewed the terms of the proposed merger with ETP and the terms of the transaction proposed by Company A. Furthermore, it was noted that, when Sunoco had discussions with three private equity firms beginning in the second half of 2011, none of the private equity firms expressed any serious interest in any acquisition of Sunoco as an entirety. At the request of the Sunoco board of directors, Credit Suisse then presented its preliminary financial analysis with respect to Sunoco, ETP and the proposed ETP transaction to the Sunoco board of directors. Wachtell Lipton presented summaries of the current draft merger agreement. Wachtell Lipton also reviewed with the Sunoco directors their fiduciary duties under Pennsylvania law. In addition, Sunoco management presented its preliminary recommendation with respect to the proposed transaction with ETP. At the meeting, it was the consensus of the Sunoco board of directors that management should continue its negotiations with ETP and with Company A.

In the evening of April 26, 2012, the legal advisors of Sunoco and ETP had a series of calls to resolve open issues in the draft merger agreement. Following their discussions that evening, Latham & Watkins sent a revised draft of the merger agreement that reflected agreement on several previously open issues, including: conceding to Sunoco's requested covenant regarding the efforts required to obtain antitrust approval; eliminating the provision that would require Sunoco to submit the ETP merger to a vote of Sunoco shareholders even if the Sunoco board of directors had determined to accept a superior proposal; and reducing the set of situations in which Sunoco would have to pay ETP the breakup fee. The size of the breakup fee, however, remained at 4.5% of the equity value of the transaction, but expenses, if payable, were now to be credited against the breakup fee, if payable. The April 26 draft of the merger agreement also added a new provision that permitted ETP to contribute one-half of its interest in Merger Sub to ETE (which we refer to as the "alternate structure"), thereby dividing the interest in Sunoco that was being acquired between ETP and ETE.

In the evening of April 27, 2012, the general counsel of Sunoco and the general counsel of ETP, along with each company's legal advisors, held a conference call to further resolve issues. During the conference call, certain issues still to be resolved by the parties were identified, including the potential restructuring of the transaction to transfer one half of ETP's interest in the merger subsidiary to ETE. In addition, a number of other issues were identified, including the size of the breakup fee potentially payable to ETP, ETP's approval rights over the refinery sales or closings and the ability of Sunoco Logistics to increase its distributions.

Also on April 27, on behalf of ETP, Latham & Watkins sent a draft of an amendment to the ETP partnership agreement to Wachtell Lipton. The amendment contained provisions to create a new class of ETP units that would be exchanged for Sunoco's interests in Sunoco Logistics' general partner and contained a waiver by ETE of a certain amount of its incentive distribution rights in ETP for a specified period of time. Latham & Watkins had previously informed Wachtell Lipton that the terms of the waiver of ETE's incentive distribution rights were under negotiation between ETP and ETE, and that Vinson & Elkins LLP was representing ETE with respect to its role in the transaction.

Early in the morning on April 28, 2012, Wachtell Lipton sent ETP a revised draft of the merger agreement reflecting the agreed points and Sunoco's positions on the remaining open issues. During the course of the day on April 28, the parties finalized their due diligence reviews and the disclosure schedules to be delivered in connection with the merger agreement. Wachtell Lipton and Latham & Watkins worked throughout the day to resolve remaining legal issues in the merger agreement.

On April 28, 2012, Mr. MacDonald and Mr. Warren had a telephone call to discuss the remaining open business issues. During the call, Mr. MacDonald and Mr. Warren resolved many of the remaining issues and agreed that the final exchange ratio for the unit consideration would be based on the 5-day average of ETP's trading price, which made the consideration worth $50.13 based on the closing price of Sunoco's common stock on April 27, 2012. However, Mr. Warren also indicated that ETP would not be willing to proceed with a transaction in which the breakup fee was less than 4.25% of the equity value of the transaction. Mr. MacDonald agreed that he would discuss Mr. Warren's final positions with the Sunoco board of directors at the next day's board meeting.

On April 29, 2012, the Sunoco board of directors held a telephonic meeting. At the request of the Sunoco board of directors, members of Sunoco management and representatives from Credit Suisse and Wachtell Lipton were also in attendance. At the meeting, Sunoco management updated the board on discussions and negotiations between the parties since the prior meeting of the Sunoco board of directors. Mr. MacDonald described his discussion with Mr. Warren from the prior day and their proposed resolution of certain open issues in the merger agreement and informed the Sunoco board of directors that ETP was confident that the few remaining open issues could be resolved quickly. The Sunoco board of directors, management and advisors then discussed the size of the breakup fee that Mr. Warren had indicated was his final position. Representatives from Wachtell Lipton and Credit Suisse provided information about the relative size of the breakup fee both generally and to transactions of similar sizes, types and industries and discussed with the board the possible effects of the breakup fee. After considering their overall view of the favorability of the transaction to Sunoco and its shareholders and the other factors discussed with Sunoco's management and advisors, the Sunoco board of directors decided to accept the proposed breakup fee of 4.25% of the equity value of the transaction. Representatives from Wachtell Lipton then described the updated terms of the draft merger agreement, and noted the remaining open issues, including the value and timing of ETE's waiver of incentive distribution rights and the required consent that ETP would need in order to effect the transfer of any portion of Merger Sub to ETE. At the request of the Sunoco board of directors, representatives from Credit Suisse reviewed and discussed their financial analysis of Sunoco, ETP and the proposed transaction with ETP. Thereafter, at the request of the Sunoco board of directors, Credit Suisse rendered its oral opinion to the Sunoco board of directors (which was subsequently confirmed in writing by delivery of Credit Suisse's written opinion dated the same date) to the effect that, as of April 29, 2012, and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Credit Suisse in preparing its opinion, the aggregate merger consideration to be received by the holders of Sunoco common stock in the merger pursuant to the merger agreement was fair, from a financial point of view, to such holders. After discussion and deliberation, the Sunoco board of directors determined that the merger agreement and the transactions contemplated thereby were fair and in the best interests of Sunoco and its shareholders and authorized management to execute the merger agreement on behalf of the company.

Following the approval of the Sunoco board of directors and the ETP board of directors, the managements of ETP and Sunoco with their respective advisors finalized the last remaining open issues in accordance with instructions from their respective boards of directors, including the conditions relating to ETP's transfer of its interest in Merger Sub. Additionally, the final terms of ETE's waiver of incentive distribution rights were agreed between ETE and ETP to be $210 million over the first 12 consecutive quarters following the closing of the merger. The parties then entered into the merger agreement on April 29, 2012 on the terms approved by the respective boards of directors.

On April 30, 2012, Sunoco and ETP issued a press release announcing the execution of the merger agreement and the transaction.

Throughout May 2012, ETE and ETP and their respective advisors discussed a possible transaction to occur concurrently or following the merger in order to maximize efficiencies to both ETE and ETP in connection with their ownership of Southern Union and Sunoco.

On June 4, 2012, the Sunoco board of directors held a telephonic meeting. At the request of the Sunoco board of directors, members of Sunoco management and representatives from Credit Suisse and Wachtell Lipton were also in attendance. At the meeting, Sunoco management updated the Sunoco board of directors on the status of the potential post-closing transactions being considered by ETE and ETP, and Sunoco's management and advisors discussed the relative benefits and detriments of such post-closing transactions to the Sunoco shareholders who would receive ETP common units in the merger. At the meeting, at the request of the Sunoco board of directors, Credit Suisse confirmed to the Sunoco board of directors that if, in connection with the rendering of its opinion to the Sunoco board of directors on April 29, 2012, Credit Suisse had been instructed to assume that, in connection with the merger, ETE, ETP and Sunoco would effect the transactions contemplated by the post-closing structure, Credit Suisse would still have been able to render its opinion to the Sunoco board of directors on April 29, 2012, subject to the assumptions, qualifications, limitations and other matters set forth therein. After discussion and deliberation, the Sunoco board of directors determined that nothing in the post-closing structure would cause it to change its determination that the merger was in the best interest of Sunoco and its shareholders or cause it to change its recommendation to the Sunoco shareholders to approve and adopt the merger agreement and the transactions contemplated thereby.

On June 15, 2012, following approval by the conflicts committee of the ETP board of directors and by the ETP board of directors and by the special committee and the conflicts committee of the ETE board of directors and by the ETE board of directors, ETP, ETE and their respective relevant subsidiaries entered into a transaction agreement, pursuant to which, immediately following the closing of the merger and the Sunoco Logistics restructuring, ETE will contribute Southern Union to Holdco in exchange for a 60% equity interest in Holdco and ETP will contribute Sunoco (exclusive of its interests in Sunoco Logistics) to Holdco and will retain a 40% equity interest in Holdco.

On June 15, 2012, the parties to the merger agreement executed Amendment No. 1 to the merger agreement, which made technical modifications to the definitions in the merger agreement and to the ETP partnership agreement amendment to correspond with certain aspects of the Sunoco Logistics restructuring and the Holdco restructuring.

Recommendation of Sunoco's Board of Directors and Reasons for the Merger

By a vote at a meeting held on April 29, 2012, the Sunoco board of directors unanimously determined that the merger agreement and the transactions contemplated by the merger agreement were advisable and in the best interests of Sunoco and its shareholders and approved and adopted the merger agreement and the transactions contemplated by the merger agreement. **The Sunoco board of directors unanimously recommends that the Sunoco shareholders vote "FOR" the proposal at the Sunoco special meeting to approve and adopt the merger agreement and the transactions contemplated thereby.**

In evaluating the proposed transactions, the Sunoco board of directors consulted with Sunoco's management and legal and financial advisors and, in reaching its determination and recommendation, the Sunoco board of directors considered a number of factors. The Sunoco board of directors also consulted with outside legal counsel regarding its obligations, legal due diligence matters and the terms of the merger agreement.

Many of the factors considered favored the conclusion of the Sunoco board of directors that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Sunoco and its shareholders, including the following:

- The aggregate value and composition of the merger consideration to be received by Sunoco shareholders in the merger;

- That the merger consideration with a value of $50.13 per share of Sunoco common stock, based upon the closing price of ETP common units on April 27, 2012 (the last trading date before the date of the merger agreement), represented a premium of:

  - 22.5% to the closing price of Sunoco common stock on the same date;

  - 22.5% to the highest closing price of Sunoco common stock during the 52 weeks prior to such date (adjusting for the spin-off of SunCoke in January 2012 and the IPO of SunCoke in July 2011);

  - 42.0% to the closing price of Sunoco common stock on the same date, net of Sunoco's cash;

  - 29.1% to the average closing price of Sunoco common stock for the month prior to such date; and

  - 48.6% to the average closing price of Sunoco common stock for the year prior to such date (adjusting for the spin-off of SunCoke in January 2012).

- The potential shareholder value that might result from other alternatives available to Sunoco, including the alternative of separating Sunoco's retail business from its logistics business, entering into an alternative transaction with another third party, or remaining an independent public company, in each case, considering the potential for Sunoco shareholders to share in any future earnings growth of Sunoco's businesses and continued costs, as well as the risks and uncertainties associated with its business plans or any alternative thereto and the ability to achieve a higher valuation than the proposed transaction.

- The fact that another potential acquiror of Sunoco offered substantially lower value than that offered by ETP, and the belief of the Sunoco board of directors that such transaction would have been less certain of closing than the merger.

- The fact that three private equity firms had expressed no serious interest in an acquisition of Sunoco as an entirety after having conducted due diligence on Sunoco.

- The belief of the Sunoco board of directors that the shared core values of the two companies, including those of safety, employee development, ethics, operational excellence and customer satisfaction, would assist in integration of the companies and enhance customer service going forward.

- That the merger would expand the scale, operational diversity and geographic footprint of Sunoco and Sunoco Logistics.

- Sunoco, Sunoco Logistics and ETP management's identification of $70 million worth of operational synergies on an annualized basis and the fact that Sunoco's shareholders would benefit from any achieved synergies by becoming ETP unitholders.

- The Sunoco board of directors' familiarity with, and understanding of, Sunoco's business, assets, financial condition, results of operations, current business strategy and prospects.

- The financial analysis reviewed and discussed with the Sunoco board of directors by representatives of Credit Suisse, as well as the oral opinion of Credit Suisse rendered to the Sunoco board of directors on April 29, 2012 (which was subsequently confirmed in writing by delivery of Credit Suisse's written opinion dated the same date) with respect to the fairness, from a financial point of view, to the holders of Sunoco common stock of the aggregate merger consideration to be received by such holders in the merger pursuant to the merger agreement. See "—Opinion of Sunoco's Financial Advisor." The full text of the written opinion of Credit Suisse, dated April 29, 2012, which sets forth procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Credit Suisse in preparing its opinion, is attached as Annex C to this proxy statement/prospectus.

- ETP's business, assets, financial condition, results of operations, business plan and prospects, including the size and scale of the combined company and the expected pro forma effect of the proposed transactions on the combined company.

- ETP's credit profile following the merger, including the reaffirmation of ETP's investment grade credit ratings.

- That integration of the two companies would be enhanced by the key members of Sunoco and Sunoco Logistics managers that would remain with the respective companies.

- That the merger agreement provides Sunoco shareholders with the ability to choose to receive the unit election or the cash election for their shares of Sunoco common stock (subject to proration) and that, following the merger, Sunoco shareholders will have the opportunity to participate in the equity value of the combined company following the proposed transactions, including the future growth and expected synergies at the combined company, while at the same time providing immediate value through the cash component of the merger consideration, with Sunoco shareholders expected to hold approximately 20% of the combined company's equity interests outstanding immediately after the merger.

- That the merger agreement has no financing condition and the belief of the Sunoco board of directors, following consultation with Sunoco's financial advisor, that ETP would be able to pay the cash portion of the merger consideration payable under the merger agreement.

- That the merger agreement requires ETP to use reasonable best efforts to obtain approvals of applicable antitrust and competition authorities, including the requirement of ETP to dispose of any assets and agree to any limitations on the combined company's freedom of action to obtain the regulatory approvals necessary to complete the merger.

- That ETP pays regular quarterly distributions on its common units and that, after the merger, former Sunoco shareholders would be entitled to receive such distributions to the extent that they received ETP common units.

- The review by the Sunoco board of directors with its legal and financial advisors of the structure of the proposed merger and the financial and other terms of the merger agreement, including ETP's representations, warranties and covenants, the conditions to its obligations and the termination provisions, as well as the likelihood of consummation of the proposed merger and the Sunoco board of directors' evaluation of the likely time period necessary to close the merger.

- The ability of Sunoco to continue its plans for the proposed Philadelphia refinery joint venture being discussed with The Carlyle Group.

- That, for U.S. federal income tax purposes, the exchange of shares of Sunoco common stock for ETP common units pursuant to the merger is intended to qualify as an exchange to which Section 721(a) of the Internal Revenue Code applies.

- That a key presence would be retained in the Philadelphia area.

- That no vote of the ETP common unitholders would be required to approve the merger.

- That Sunoco and ETP undertook extensive negotiations, resulting in increased merger consideration for Sunoco shareholders and the revision of terms in the merger agreement more favorable to Sunoco and its shareholders.

The Sunoco board of directors also considered the following specific aspects of the merger agreement:

- The combination of common units and cash consideration contemplated by the merger agreement and the election between the common units and cash components (and that such elections are subject to proration).

- The nature of the closing conditions included in the merger agreement, including the exceptions to the events that would constitute a material adverse effect on Sunoco, Sunoco Logistics or ETP for purposes of the agreement, as well as the likelihood of satisfaction of all conditions to the consummation of the transactions.

- Sunoco's right to engage in negotiations with, and provide information to, a third party making an unsolicited written acquisition proposal, if the Sunoco board of directors determines in good faith, after consultation with its legal and financial advisors, that such proposal constitutes or could reasonably be expected to result in a transaction that is superior to the proposed transactions with ETP.

- The right of the Sunoco board of directors to change its recommendation in favor of approval and adoption of the merger and/or terminate the merger agreement in order to accept a superior proposal, subject to certain conditions (including considering any adjustments to the merger agreement proposed by ETP and payment to ETP of a $225 million breakup fee).

- The right of the Sunoco board of directors to change its recommendation in favor of the approval and adoption of the merger agreement if, in response to a material event that arises after the date of the merger agreement, the Sunoco board of directors determines in good faith after consultation with outside counsel and its financial advisors, that the exercise of its fiduciary duties require such action.

- The ability of ETP to change the transaction structure by transferring half of its interest in Merger Sub to ETE with Sunoco's consent, which consent may not be unreasonably withheld.

- That the breakup fee of $225 million, or the expense reimbursement up to $20 million, in each case payable by Sunoco to ETP under the circumstances specified in the merger agreement, were not unreasonable in the judgment of the Sunoco board of directors after consultation with its legal and financial advisors.

- That the restrictions contemplated by the merger agreement on Sunoco's actions between the date of the merger agreement and the effective time of the merger are not, in the judgment of the Sunoco board of directors, unreasonable.

- The requirement that Sunoco shareholder approval be obtained as a condition to consummation of the transactions.

In the course of its deliberations, the Sunoco board of directors also considered a variety of risks and other potentially negative factors, including the following:

- That because the merger consideration is a fixed dollar amount and a fixed exchange ratio of ETP common units, Sunoco shareholders could be adversely affected by a decrease in the trading price of ETP common units (to the extent that Sunoco shareholders receive ETP common units instead of cash) during the pendency of the transactions and the fact that the merger agreement does not provide Sunoco with a price-based termination right or other similar protection.

- That because of the proration procedures set forth in the merger agreement, Sunoco shareholders who make the cash election or the unit election will not always receive the form of merger consideration that they elect to receive.

- That, while the transactions are expected to be completed, there is no assurance that all conditions to the parties' obligations to complete the transactions will be satisfied or waived, and as a result, it is possible that the transactions might not be completed even if approved by Sunoco's shareholders.

- That ETP is relying on its cash on hand, available borrowing and Sunoco's cash to fund the cash portion of the merger consideration, and, while there is no financing condition in the merger agreement, ETP could fail to have sufficient cash to close the merger.

- That the merger agreement contains restrictions on the conduct of Sunoco's business prior to completion of the proposed transactions, including requiring Sunoco to conduct its business only in the ordinary course, subject to specific limitations, which could delay or prevent Sunoco from undertaking business opportunities that may arise pending completion of the transactions and could negatively affect Sunoco's ability to attract and retain employees and decisions of customers and vendors.

- That exchange of shares of Sunoco common stock for cash pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes.

- That the merger agreement imposes limitations on Sunoco's ability to solicit alternative transactions prior to closing or terminate the merger agreement, including a requirement to pay a $225 million breakup fee in the event Sunoco accepts a superior proposal.

- That, if the merger agreement is terminated under certain circumstances, Sunoco would be required to reimburse ETP for its expenses up to $20 million.

- The governance structure of ETP, whereby common unitholders do not have control over many aspects of ETP's governance, including the ability to elect its board of directors or approve of the issuance of units.

- The risk that the merger will be delayed or will not be completed, including the risk that the affirmative vote of Sunoco shareholders or the required regulatory approvals may not be obtained, as well as the potential loss of value to Sunoco's shareholders and the potential negative impact on the operations and prospects of Sunoco if the merger were delayed or were not completed for any reason.

- The transaction costs to be incurred in connection with the proposed transactions.

- Risks of the type and nature described under the section titled "Risk Factors."

The Sunoco board of directors considered all of these factors as a whole and, on balance, concluded that they supported a determination to approve and adopt the merger agreement. The foregoing discussion of the information and factors considered by the Sunoco board of directors is not exhaustive. In view of the wide variety of factors considered by the Sunoco board of directors in connection with its evaluation of the proposed transactions and the complexity of these matters, the Sunoco board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The Sunoco board of directors evaluated the factors described above, among others, and reached a consensus that the proposed transactions were advisable, fair to and in the best interests of Sunoco and its shareholders. In considering the factors described above and any other factors, individual members of the Sunoco board of directors may have viewed factors differently or given different weight or merit to different factors.

In considering the recommendation of the Sunoco board of directors that the Sunoco shareholders vote to approve and adopt the merger agreement and the transactions contemplated thereby, Sunoco shareholders should be aware that the executive officers and directors of Sunoco may have certain interests in the proposed transactions that may be different from, or in addition to, the interests of Sunoco shareholders generally. The Sunoco board of directors was aware of these interests and considered them when approving the merger agreement and recommending that Sunoco shareholders vote to approve and adopt the merger agreement and the transactions contemplated thereby. See "—Interests of Sunoco's Directors and Executive Officers in the Merger."

Opinion of Sunoco's Financial Advisor

On April 29, 2012, Credit Suisse rendered its oral opinion to the Sunoco board of directors (which was subsequently confirmed in writing by delivery of Credit Suisse's written opinion dated the same date) to the effect that, as of April 29, 2012, the aggregate merger consideration (which was based on the average merger consideration of $25.00 in cash and 0.5245 of an ETP common unit for each share of Sunoco common stock) to be received by the holders of Sunoco common stock in the merger pursuant to the merger agreement was fair, from a financial point of view, to such holders.

Credit Suisse's opinion was directed to the Sunoco board of directors and only addressed the fairness, from a financial point of view, to the holders of Sunoco common stock of the aggregate merger consideration to be received by such holders in the merger pursuant to the merger agreement and did not address any other aspect or implication of the merger. The summary of Credit Suisse's opinion in this document is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex C to this document and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Credit Suisse in preparing its opinion. However, neither Credit Suisse's written opinion nor the summary of its opinion and the related analyses set forth in this document is intended to be, and they do not constitute, advice or a recommendation to any Sunoco shareholder as to how such shareholder should vote or act with respect to any matter relating to the merger.

In arriving at its opinion, Credit Suisse:

- reviewed the merger agreement and certain publicly available business and financial information relating to Sunoco and ETP;

- reviewed certain other information relating to Sunoco, including financial forecasts relating to Sunoco provided to Credit Suisse by the management of Sunoco, as adjusted based on discussions with and instructions from management of Sunoco (which we refer to as the "Sunoco Forecasts");

- reviewed certain other information relating to ETP, including financial forecasts for ETP provided to Credit Suisse by the management of ETP (which we refer to as the "ETP Forecasts");

- met with the managements of Sunoco and ETP to discuss the business and prospects of Sunoco and ETP;

- considered certain financial and stock market data of Sunoco and ETP, and compared that data with similar data for other companies with publicly traded equity securities in businesses Credit Suisse deemed similar to those of Sunoco and ETP;

- with respect to Sunoco, considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions that were recently effected or announced;

- considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that Credit Suisse deemed relevant.

In connection with its review, Credit Suisse did not independently verify any of the foregoing information, and Credit Suisse assumed and relied upon such information being complete and accurate in all respects material to its analyses and opinion. With respect to the Sunoco Forecasts and ETP Forecasts that Credit Suisse used in its analyses, the managements of Sunoco and ETP, respectively, advised Credit Suisse, and Credit Suisse assumed, that the Sunoco Forecasts and ETP Forecasts were reasonably prepared in good faith on bases reflecting the best available estimates and judgments of the managements of Sunoco and ETP, respectively, as to the future financial performance of Sunoco and ETP, respectively, and Credit Suisse expressed no opinion with respect to such financial forecasts or the assumptions upon which they were based. As the Sunoco board of directors was aware, the financial forecasts for Sunoco prepared by management of Sunoco and relied upon by Credit Suisse for purposes of its analyses and opinion assumed the completion of certain refinery closings and certain strategic and other initiatives previously announced by Sunoco in September 2011 and February 2012, respectively. Credit Suisse also assumed, with the consent of the Sunoco board of directors, that, in the course of obtaining any regulatory or third-party consents, approvals or agreements in connection with the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Sunoco, ETP or the contemplated benefits of the merger. Credit Suisse further assumed, with the consent of the Sunoco board of directors, that the merger would be consummated with the parties and in the form and structure described in Credit Suisse's opinion in accordance with the terms of the merger agreement, without waiver, modification or amendment of any term, condition or agreement thereof material to Credit Suisse's analyses or opinion and that neither the consummation of the Additional Transactions (as defined in the merger agreement) nor any assignments of any rights under or modification to the parties, form and structure of the merger as described in Credit Suisse's opinion, whether pursuant to the merger agreement or otherwise, would be material to Credit Suisse's analyses or opinion. The Sunoco board of directors advised Credit Suisse and for purposes of its analyses and opinion Credit Suisse assumed that, for U.S. federal income tax purposes, the exchange of shares of Sunoco common stock for ETP common units pursuant to the merger would qualify as an exchange to which Section 721(a) of the Internal Revenue Code applies. Credit Suisse did not investigate or otherwise evaluate, and its opinion did not address, the potential effects of the merger, any related transactions or any sales or transfers of any assets or securities of Sunoco, ETP or their respective affiliates, whether in connection with the merger or otherwise, on the credit ratings of Sunoco or ETP or the federal, state or other taxes or tax rates payable by Sunoco, ETP or their respective security holders and, with the consent of the Sunoco board of directors, assumed, that, except as would not be material to its analysis or opinion, such credit ratings, taxes and tax rates would not be adversely affected by or after giving effect to the merger, any related transactions or any such sales or transfers. In addition, Credit Suisse was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Sunoco or ETP, nor was Credit Suisse furnished with any such evaluations or appraisals except that management of Sunoco provided Credit Suisse with certain studies relating to certain of Sunoco's real estate assets. Credit Suisse undertook no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Sunoco or ETP was or could be a party or was or could be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Sunoco or ETP was or could be a party or was or could be subject.

Credit Suisse's opinion addressed only the fairness, from a financial point of view, to the holders of Sunoco common stock of the aggregate merger consideration to be received by such holders in the merger pursuant to the merger agreement and did not address (i) any other aspect or implication of the merger or any agreement, arrangement or understanding entered into in connection therewith or otherwise, including, without limitation, the potential effects of any subsequent sales, transfers (including internal transfers) of any assets or securities of Sunoco, ETP or their respective affiliates on Sunoco or ETP, whether in connection with the merger, the financing of the merger or otherwise, (ii) the allocation of the aggregate merger consideration as between holders of Sunoco common stock who make an election to receive the standard mix of consideration, a unit election or a cash election or any combination thereof, (iii) the relative fairness of the consideration to be received by holders of Sunoco common stock who make an election to receive the standard mix of consideration, a unit election or a cash election or (iv) the fairness of the amount or nature of, or any other aspect relating to, any compensation or consideration to be received or otherwise payable to any officers, directors, employees, security holders or affiliates of any party to the merger, or class of such persons, relative to the merger consideration or otherwise. Furthermore, no opinion, counsel or interpretation was intended regarding matters that require legal, regulatory, accounting, insurance, tax, environmental, executive compensation or other similar professional advice. It was assumed that such opinions, counsel, interpretations or advice were or would be obtained from the appropriate professional sources. The issuance of Credit Suisse's opinion was approved by an authorized internal committee of Credit Suisse.

Credit Suisse's opinion was necessarily based upon information made available to Credit Suisse as of the date of the opinion and financial, economic, market and other conditions as they existed and could be evaluated on the date of the opinion. Credit Suisse did not undertake, and was under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of its opinion. In addition, as the Sunoco board of directors was aware, the financial projections and estimates that Credit Suisse reviewed relating to the future financial performance of Sunoco and ETP reflected certain assumptions regarding the oil and gas industry that were subject to significant uncertainty and that, if different than assumed, could have a material impact on Credit Suisse's analyses and opinion. Credit Suisse's opinion did not address the relative merits of the merger as compared to alternative transactions or strategies that might be available to Sunoco, nor did it address the underlying business decision of Sunoco to proceed with the merger. Except pursuant to a separate pending engagement with respect to the disposition of certain refineries, Credit Suisse was not requested to, and did not, solicit third-party indications of interest in acquiring all or any part of Sunoco though, at Sunoco's direction, Credit Suisse participated in discussions with a third party that contacted Sunoco regarding a potential transaction. Credit Suisse did not express any opinion as to what the value of ETP common units actually would be when exchanged or issued pursuant to the merger or the price or range of prices at which Sunoco common stock or ETP common units could be purchased or sold at any time. Credit Suisse assumed that the ETP common units to be issued in the merger would be listed on the NYSE.

It is understood that Credit Suisse's opinion was for the information of the Sunoco board of directors (in its capacity as such) in connection with its consideration of the merger and does not constitute advice or a recommendation to any Sunoco shareholder as to how such holder should vote or act on any matter relating to the proposed merger or otherwise, including, without limitation, whether such holder should make an election to receive the standard mix of consideration, a unit election or a cash election.

In preparing its opinion to the Sunoco board of directors, Credit Suisse performed a variety of analyses, including those described below. The summary of Credit Suisse's valuation analyses is not a complete description of the analyses underlying Credit Suisse's opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of those methods to the unique facts and circumstances presented. As a consequence, neither Credit Suisse's opinion nor the analyses underlying its opinion are readily susceptible to partial analysis or summary description. Credit Suisse arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, Credit Suisse considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company or business used in Credit Suisse's analyses for comparative purposes is identical to Sunoco, ETP, Sunoco Logistics, Sunoco's retail business or the proposed transaction. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, Credit Suisse did not make separate or quantifiable judgments regarding individual analyses. The implied valuation reference ranges indicated by

Credit Suisse's analyses are illustrative and not necessarily indicative of actual values nor predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which assets, businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond Sunoco's control, ETP's control and the control of Credit Suisse. Much of the information used in, and accordingly the results of, Credit Suisse's analyses are inherently subject to substantial uncertainty.

Credit Suisse's opinion and analyses were provided to the Sunoco board of directors in connection with its consideration of the proposed merger and were among many factors considered by the Sunoco board of directors in evaluating the proposed merger. Neither Credit Suisse's opinion nor its analyses were determinative of the merger consideration or of the views of the Sunoco board of directors with respect to the proposed merger.

The following is a summary of the material financial analyses performed in connection with Credit Suisse's opinion rendered to the Sunoco board of directors on April 29, 2012. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Credit Suisse's analyses.

For purposes of its analyses, Credit Suisse reviewed a number of financial metrics including:

- *Enterprise Value*—generally the value as of a specified date of the relevant company's outstanding equity securities (taking into account its options and other outstanding convertible securities) plus the value as of such date of its net debt (the value of its outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash on its balance sheet).

- *EBITDA*—generally the amount of the relevant company's earnings before interest, taxes, depreciation and amortization for a specified time period.

- *Distributable Cash Flow*—generally the amount of after tax cash flow for a specified time period available to be distributed by the relevant company.

- *Distributed Cash Flow*—generally the amount of after tax cash flow for a specified time period distributed by the relevant company.

Unless the context indicates otherwise, share prices for the selected companies used in the selected companies analysis described below were as of April 27, 2012, the last trading day prior to the execution of the merger agreement. Estimates of financial performance for Sunoco were based upon financial forecasts provided by Sunoco management as adjusted based on discussions with and instructions from Sunoco management. These adjustments included, among other things, an adjustment to 2012 estimated distributable cash flow for one-time items relating to refining, post-retirement contributions, pension contributions, environmental remediation payments and other adjustments. Estimates of financial performance for ETP were based upon financial forecasts provided by ETP management. Estimates of financial performance for the selected companies listed below for the calendar years ending December 31, 2012 and 2013 were based on publicly available research analyst estimates for those companies. EBITDA for Sunoco, its businesses, ETP and the selected companies in the selected companies analysis were adjusted to exclude non-recurring items.

For purposes of its analyses and opinion, Credit Suisse calculated an implied value of the merger consideration of $50.13, which was based on the average merger consideration to be received per share of Sunoco common stock of $25.00 in cash and 0.5245 of an ETP common unit, with an ETP common unit valued based on the closing market price of ETP common units on April 27, 2012, the last trading day prior to the execution of the merger agreement. Credit Suisse compared the implied value of the merger consideration to the valuation reference ranges implied by each of the financial analyses with respect to Sunoco described below.

Financial Analyses with Respect to Sunoco

Credit Suisse performed financial analyses with respect to Sunoco on two bases:

- a sum-of-the-parts basis using selected companies analysis, discounted cash flow analysis and selected transactions analysis; and

- a combined basis using a discounted cash flow analysis;

in each case evaluating Sunoco's interests in its logistics business, as conducted by Sunoco Logistics, on the equity method.

Sum-of-the-Parts Basis

Selected Companies Analysis

Credit Suisse considered certain financial data for selected corporate general partners of oil and gas master limited partnerships with publicly traded equity securities that Credit Suisse deemed relevant and selected companies with significant retail fuel distribution businesses with publicly traded equity securities that Credit Suisse deemed relevant, and compared that data with corresponding financial data for Sunoco's limited and general partnership interests and incentive distribution rights in Sunoco Logistics and corresponding financial data for Sunoco's retail business, respectively. Credit Suisse then calculated an implied enterprise valuation reference range on a sum-of-the-parts basis by adding the implied enterprise valuation reference ranges for its limited and general partnership interests and incentive distribution rights in Sunoco Logistics and its retail businesses indicated by the selected companies analysis to the implied enterprise valuation reference range for the certain corporate-level assets and other businesses based on the discounted cash flow analysis described below. The selected companies were selected because they were deemed to be similar to Sunoco's logistics business or Sunoco's retail business in one or more respects including the nature of their business, size, diversification and financial performance.

Logistics Business. With respect to Sunoco's interests in its logistics business, Credit Suisse reviewed certain financial data for the following corporate general partners of oil and gas master limited partnerships with publicly traded equity securities:

- Kinder Morgan, Inc.

- Williams Companies, Inc.

- ONEOK, Inc.

- Targa Resources Corp.

- Crosstex Energy, Inc.

The financial data for the selected corporate general partners of oil and gas master limited partnerships with publicly traded equity securities reviewed by Credit Suisse included:

- estimated 2012 distributable cash flow yield; and

- estimated 2013 distributable cash flow yield.

With respect to Sunoco's interests in its logistics business, the selected corporate general partners of oil and gas master limited partnerships with publicly traded equity securities and their corresponding estimated 2012 and estimated 2013 distributable cash flow yields were:

	Distributable Cash Flow Yield	
	2012E	2013E
Kinder Morgan, Inc.	3.91%	4.27%
Williams Companies, Inc.	4.07%	5.10%
ONEOK, Inc.	4.47%	5.31%
Targa Resources Corp.	3.37%	4.49%
Crosstex Energy, Inc.	3.55%	4.75%

Taking into account the results of the selected companies analysis, Credit Suisse applied percentage of distributable cash flow ranges of 4.50% to 4.00% and 5.00% to 4.25% to Sunoco management's estimates of 2012E distributable cash flow and 2013E distributable cash flow for Sunoco's interests in its logistics business, which resulted in an implied enterprise valuation reference range of approximately $2.100 billion to $2.500 billion for Sunoco's interests in its logistics business.

Retail Business. With respect to Sunoco's retail business, Credit Suisse reviewed certain financial data for the following companies with significant retail fuel distribution businesses and publicly traded equity securities:

- Alimentation Couche-Tard Inc.

- Casey's General Stores, Inc.

- Susser Holdings Corporation

- The Pantry, Inc.

The financial data for the selected companies with significant retail fuel distribution businesses and publicly traded equity securities reviewed by Credit Suisse included:

- enterprise value as a multiple of estimated 2012 EBITDA; and

- enterprise value as a multiple of estimated 2013 EBITDA.

With respect to Sunoco's retail business, the selected companies with significant retail fuel distribution businesses and publicly traded equity securities and their corresponding estimated 2012 and estimated 2013 EBITDA multiples were:

	Enterprise Value / EBITDA	
	2012E	2013E
Alimentation Couche-Tard Inc.	9.0x	8.6x
Casey's General Stores, Inc.	8.3	7.6
Susser Holdings Corporation	6.5	6.0
The Pantry, Inc.	6.1	5.8

Taking into account the results of the selected companies analysis with respect to Sunoco's retail business, Credit Suisse applied multiple ranges of 6.5x to 7.5x and 6.0x to 7.0x to Sunoco management's estimate of 2012E EBITDA and 2013E EBITDA for its retail business, which resulted in an implied enterprise valuation reference range of approximately $1.650 billion to $1.900 billion for Sunoco's retail business.

Selected Companies Analysis—Sum of the Parts. Credit Suisse then calculated an implied enterprise valuation reference range for Sunoco on a sum-of-the-parts basis by adding (1) a selected companies implied enterprise valuation reference range for Sunoco's interests in its logistics business of approximately $2.100 billion to $2.500 billion, (2) a selected companies implied enterprise valuation reference range for Sunoco's retail business of approximately $1.650 billion to $1.900 billion and (3) the implied enterprise valuation reference range for certain corporate-level assets and other businesses of Sunoco of approximately $140 million to $150 million calculated based on the discounted cash flow analysis described below. This sum resulted in an aggregate implied enterprise valuation reference range for Sunoco of approximately $3.890 billion to $4.550 billion and an implied per share equity valuation reference range of approximately $44.15 to $50.34 per share of Sunoco common stock, as compared to the implied value of the merger consideration of $50.13 per share of Sunoco common stock.

Discounted Cash Flow Analysis

Credit Suisse also performed a discounted cash flow analysis with respect to Sunoco's interests in its logistics business, its retail business and certain corporate-level assets and other businesses. Credit Suisse then calculated an implied aggregate enterprise valuation reference range on a sum-of-the-parts basis by adding the implied enterprise valuation reference ranges for Sunoco's interests in its logistics business, its retail business and certain corporate-level assets and other businesses indicated by the discounted cash flow analyses. For purposes of the discounted cash flow analysis, Credit Suisse relied upon the Sunoco Forecasts.

Logistics Business. In performing a discounted cash flow analysis with respect to Sunoco's interests in its logistics business, Credit Suisse applied discount rates ranging from 9.0% to 11.0% and long-term distribution growth rates ranging from 2.0% to 3.0% to the projected unlevered free cash flows from Sunoco's interests in its logistics business which resulted in an implied enterprise valuation reference range of approximately $1.725 billion to $2.553 billion for Sunoco's interests in its logistics business.

Retail Business. In performing a discounted cash flow analysis with respect to Sunoco's retail business, Credit Suisse applied discount rates ranging from 7.0% to 9.0% and terminal value EBITDA multiples ranging from 6.0x to 7.0x to the projected unlevered free cash flows from Sunoco's retail business which resulted in an implied enterprise valuation reference range of approximately $1.619 billion to $1.963 billion for Sunoco's retail business.

Corporate Assets and Other Businesses. In performing a discounted cash flow analysis with respect to certain corporate-level assets and other businesses of Sunoco, Credit Suisse applied discount rates ranging from 8.0% to 10.0% and long-term dividend growth rates ranging from 0.0% to 1.0% to the projected unlevered free cash flows from certain corporate-level assets and other businesses of Sunoco which resulted in an implied enterprise valuation reference range of approximately $140 million to $150 million for certain corporate-level assets and other businesses of Sunoco.

Discounted Cash Flow Analysis—Sum of the Parts. Credit Suisse then calculated an implied discounted cash flow enterprise valuation reference range for Sunoco on a sum-of-the-parts basis by adding (1) the discounted cash flow implied enterprise valuation reference range for Sunoco's interests in its logistics business of approximately $1.725 billion to $2.553 billion, (2) the discounted cash flow implied enterprise valuation reference range for Sunoco's retail business of approximately $1.619 billion to $1.963 billion and (3) the discounted cash flow implied enterprise valuation reference range for certain corporate-level assets and other businesses of Sunoco of approximately $140 million to $150 million. This sum resulted in an aggregate implied enterprise valuation reference range for Sunoco of approximately $3.484 billion to $4.655 billion and an implied per share equity valuation reference range of approximately $40.35 to $51.42 per share of Sunoco common stock, as compared to the implied value of the merger consideration of $50.13 per share of Sunoco common stock.

Selected Transactions Analysis

Credit Suisse also considered certain financial terms of certain business combinations and other transaction involving general partners of oil and gas master limited partnerships that Credit Suisse deemed relevant and certain business combinations and other transaction involving companies with significant retail fuel distribution businesses that Credit Suisse deemed relevant and compared that data with corresponding financial data for Sunoco's general partner interest and incentive distribution rights in Sunoco Logistics and corresponding financial data for its retail business, respectively. Credit Suisse then calculated an aggregate implied enterprise valuation reference range on a sum-of-the-parts basis by adding the implied enterprise valuation reference ranges for Sunoco's general partner interest and incentive distribution rights in Sunoco Logistics and Sunoco's retail businesses indicated by the selected transactions analysis to the implied enterprise valuation for Sunoco's limited partner interests in Sunoco Logistics based on the market price for such limited partner interests and the implied enterprise valuation reference range for certain corporate-level assets and other businesses of Sunoco based on the discounted cash flow analysis described above. The selected transactions were selected because the target companies in those transactions were deemed similar to Sunoco's general partner interest and incentive distribution rights in Sunoco Logistics or were deemed similar to Sunoco's retail business in one or more respects including the nature of their business, size, diversification and financial performance.

Logistics Business—General Partner Interest and Incentive Distribution Rights. With respect to Sunoco's general partner interest and incentive distribution rights in Sunoco Logistics, the financial data reviewed for the selected transactions involving targets that were general partners of oil and gas master limited partnerships included the implied yield on after tax distributions received for the next fiscal year following the announcement of the transaction. The selected transactions and corresponding yields were:

Announce Date	Acquiror	Master Limited Partnership	Implied FY + 1 total cash flow yields		Implied FY + 1 GP only cash flow yields	
			Distributable	Distributed	Distributable	Distributed
12/28/10	Genesis Energy, L.P.	Genesis Energy, LLC	6.07%	3.95%	6.07%	3.95%
09/21/10	Penn Virginia Resource Partners	Penn Virginia GP Holdings	8.03%	6.66%	7.66%	5.72%
09/20/10	Natural Resource Partners L.P.	Natural Resource Partners GP	8.73%	6.80%	8.73%	6.80%
09/07/10	Enterprise Products Partners	Enterprise GP Holdings	4.60%	4.00%	4.34%	3.77%
08/09/10	Inergy	Inergy Holdings	5.30%	4.85%	5.06%	4.56%
07/22/10	Crestwood Midstream Partners	Quicksilver Gas Services	5.83%	4.87%	2.80%	1.40%
06/11/10	Buckeye Partners	Buckeye GP Holdings	4.90%	4.29%	4.89%	4.30%
03/03/09	Magellan Midstream Partners	Magellan Midstream Holdings	8.82%	8.24%	8.82%	8.24%
09/05/07	MarkWest Energy Partners	MarkWest Hydrocarbon	8.40%	7.01%	8.55%	6.91%
05/08/07	Enterprise GP Holdings	TEPPCO Partners	6.20%	5.77%	6.15%	5.69%
11/01/06	Energy Transfer Equity	Energy Transfer Partners (50%)	6.46%	5.68%	6.46%	5.68%
06/12/06	Plains All American Pipeline	Pacific Energy Partners	3.94%	4.05%	0.95%	1.04%
02/24/05	EPCO	TEPPCO Partners	6.81%	6.38%	6.81%	6.38%
11/01/04	Valero L.P.	Kaneb Services	6.47%	4.66%	5.26%	3.35%

Credit Suisse noted that only one of the selected transactions involved a target corporate general partner and that corporate general partners of oil and gas master limited partnerships often trade at lower yields than general partners organized as a limited partnership or other business entity with pass-through taxation. Taking into account the results of the selected transactions analysis, Credit Suisse applied ranges of yields on after tax distributions of 5.00% to 4.00% to Sunoco management's estimates of 2012E after-tax distributions for Sunoco's general partner interest and incentive distribution rights in Sunoco Logistics, which resulted in an implied enterprise valuation reference range of approximately $750 million to $950 million for Sunoco's general partner interest and incentive distribution rights in Sunoco Logistics. Credit Suisse also noted that the implied after-tax yield on all of Sunoco's interest in its logistics business based on the foregoing and an implied enterprise valuation for Sunoco's limited partner interests in Sunoco Logistics based on the market price for such limited partner interests was 5.00% to 4.50%.

Retail Business. With respect to Sunoco's retail business, the financial data reviewed for the selected transactions involving target companies with significant retail fuel distribution businesses included enterprise value (calculated based on the consideration paid in the relevant transaction) as a multiple of latest twelve months EBITDA. The selected transactions and corresponding multiples were:

Date Announced	Target	Acquiror	Enterprise Value/ LTM EBITDA
09/02/10	Casey's General Stores	7-Eleven[1]	8.4x
06/02/10	Casey's General Stores	Alimentation Couche-Tard[1]	7.5
10/21/05	7-Eleven	IYG Holding Company	8.8
10/03/03	Circle K	Alimentation Couche-Tard	5.1
12/02/99	Exxon Mobil	Tosco	5.4
02/16/96	Circle K	Tosco	5.8

(1) Proposed, but not consummated

Credit Suisse also noted that on March 18, 2012, Alimentation Couche-Tard had announced its proposed acquisition of Statoil Fuel & Retail, a convenience and fuel retailer in Scandinavia, Poland, the Baltic States and Russia for approximately $3.6 billion or approximately 6.9x Statoil Fuel and Retails' last twelve months EBITDA.

Taking into account the results of the selected transactions analysis with respect to Sunoco's retail business, Credit Suisse applied multiple ranges of 6.5x to 8.0x Sunoco's last twelve months EBITDA for its retail business, which resulted in an implied enterprise valuation reference range of approximately $1.700 billion to $2.100 billion for Sunoco's retail business.

Selected Transactions Analysis—Sum of the Parts. Credit Suisse then calculated an implied enterprise valuation reference range for Sunoco on a sum-of-the-parts basis by adding (1) a selected transactions implied enterprise valuation reference range for Sunoco's general partner interest and incentive distribution rights in Sunoco Logistics of approximately $750 million to $950 million, (2) an implied enterprise valuation for Sunoco's limited partner interests in Sunoco Logistics based on the market price for such limited partner interests of $1.374 billion, (3) a selected transactions implied enterprise valuation reference range for Sunoco's retail business of approximately $1.700 billion to $2.100 billion and (4) the implied enterprise valuation reference range for certain corporate-level assets and other businesses of Sunoco of approximately $140 million to $150 million calculated based on the discounted cash flow analysis described above. This sum resulted in an aggregate implied enterprise valuation reference range for Sunoco of approximately $3.964 billion to $4.574 billion and an implied per share equity valuation reference range of approximately $44.85 to $50.57 per share of Sunoco common stock, as compared to the implied value of the merger consideration of $50.13 per share of Sunoco common stock.

Combined Basis

Discounted Cash Flow Analysis

Credit Suisse also performed a discounted cash flow analysis with respect to Sunoco on a combined basis in reliance on the Sunoco Forecasts. In performing the discounted cash flow analysis with respect to Sunoco, Credit Suisse applied discount rates ranging from 9.0% to 11.0% and long-term dividend growth rates ranging from

2.0% to 3.0% to the projected distributable cash flows and dividends for Sunoco, which resulted in an implied reference range of approximately $2.330 billion to $3.399 billion and an implied per share equity valuation reference range of approximately $37.89 to $47.93 per share of Sunoco common stock, as compared to the implied value of the merger consideration of $50.13 per share of Sunoco common stock.

Financial Analyses with Respect to ETP

Selected Companies Analysis

Credit Suisse considered certain financial data for ETP and for selected companies with publicly traded equity securities that Credit Suisse deemed relevant. The selected companies were selected because they were deemed to be similar to ETP in one or more respects including the nature of their business, size, diversification and financial performance.

The financial data reviewed for the selected companies included:

- estimated 2012 distributable cash flow yield on limited partner interests;

- estimated 2013 distributable cash flow yield on limited partner interests;

- current annualized distributed cash flow yield on limited partner interests;

- estimated 2012 distributed cash flow yield on limited partner interests; and

- estimated 2013 distributed cash flow yield on limited partner interests.

With respect to ETP, the selected companies with publicly traded equity securities and corresponding financial data were:

	Distributed Cash Flow Yield			Distributable Cash Flow Yield	
	Current	2012E	2013E	2012E	2013E
Kinder Morgan Energy Partners	5.8%	6.0%	6.4%	6.0%	6.6%
Enterprise Products Partners	4.9%	5.0%	5.3%	8.0%	6.3%
Williams Partners	5.4%	5.6%	6.1%	6.6%	7.1%
Plains All American Pipeline	5.1%	5.3%	5.6%	6.2%	6.0%
ONEOK Partners	4.6%	4.8%	5.4%	5.8%	5.8%
Enbridge Energy Partners	6.9%	7.0%	7.3%	6.7%	7.7%
Boardwalk Pipeline Partners	7.7%	7.8%	8.0%	7.8%	8.3%

Taking into account the results of the selected companies analysis, Credit Suisse (1) applied distributable cash flow yields of 6.75% to 7.75% to ETP management's estimate of 2012E distributable cash flow per ETP common unit, which resulted in an implied valuation reference range of $42.61 to $48.92 per ETP common unit, (2) applied distributable cash flow yields of 7.00% to 8.50% to ETP management's estimate of 2013E distributable cash flow per ETP common unit, which resulted in an implied valuation reference range $43.70 to $53.06 per ETP common unit, (3) applied distributed cash flow yields of 7.00% to 7.75% to ETP's current distributed cash flow per ETP common unit, which resulted in an implied valuation reference range of $46.13 to $51.07 per ETP common unit, (4) applied distributed cash flow yields of 7.00% to 7.75% to ETP management's estimate of 2012E distributed cash flow per ETP common unit, which resulted in an implied valuation reference range of $46.13 to $51.07 per ETP common unit, and (5) applied distributed cash flow yields of 7.25% to 8.00% to ETP management's estimate of 2013E distributed cash flow per ETP common unit, which resulted in an implied valuation reference range of $45.44 to $50.14 per ETP common unit. Taking into account the results of the selected companies analysis, Credit Suisse selected an implied valuation reference range of $44.00 to $51.00 per ETP common unit, as compared to the closing market price on April 27, 2012 of $47.92 per ETP common unit used to determine the implied value of the merger consideration per share of Sunoco common stock used by Credit Suisse for purposes of its analyses.

Discounted Cash Flow Analysis

Credit Suisse also performed a discounted cash flow analysis with respect to ETP. For purposes of this analysis, Credit Suisse relied upon the ETP Forecasts. In performing a discounted cash flow analysis of ETP, Credit Suisse applied discount rates ranging from 8.0% to 10.0% and long-term perpetuity growth rates of 1.0% to 1.5% to ETP's distributable cash flow and distributed cash flows. This analysis resulted in implied per unit valuation reference range of $43.96 to $59.66 per ETP common unit, as compared to the closing market price on April 27, 2012 of $47.92 per ETP common unit used to determine the implied value of the merger consideration per share of Sunoco common stock used by Credit Suisse for purposes of its analyses.

Other Matters

Sunoco retained Credit Suisse as its financial advisor in connection with the proposed merger. Sunoco selected Credit Suisse based on Credit Suisse's experience and reputation and Credit Suisse's knowledge of Sunoco and its industry. Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the evaluation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Credit Suisse will receive a transaction fee currently estimated to be approximately $37.9 million for its services as financial advisor to Sunoco in connection with the merger, $4 million of which became payable upon the rendering of its opinion and the balance of which is contingent upon completion of the merger. In addition, Sunoco has agreed to indemnify Credit Suisse and certain related parties for certain liabilities and other items arising out of or related to its engagement.

Credit Suisse and its affiliates have in the past provided and are currently providing investment banking and other financial services to Sunoco, ETP and certain of their respective affiliates for which Credit Suisse and its affiliates have received compensation. With respect to Sunoco and certain of its affiliates including a former affiliate, SunCoke, and a current affiliate, Sunoco Logistics, such investment banking and financial services have, during the past two years, included: being a lender to Sunoco, SunCoke and Sunoco Logistics pursuant to certain loan and credit facility agreements; having acted as financial advisor to Sunoco with respect to certain strategic alternatives and related matters, including strategic alternatives with respect to the disposition of SunCoke and certain strategic and financial matters relating to Sunoco Logistics; currently acting as financial advisor to Sunoco in connection with its proposed disposition of certain refineries, the fees for which will be creditable to the extent paid against the transaction fee payable to Credit Suisse in connection with the merger; and having acted as bookrunning lead managing underwriter in connection with the initial public offering of SunCoke common stock in July 2011, joint bookrunning lead managing underwriter of an offering of SunCoke debt securities in July 2011, joint bookrunning lead managing underwriter of an offering of Sunoco Logistics common units in May 2009, and co-managing underwriter of offerings of Sunoco Logistics debt securities in February 2010 and February 2009; for which investment banking and financial services Credit Suisse has received aggregate fees, discounts and commissions in excess of $19.4 million, of which approximately $10 million in financial advisory fees were paid to Credit Suisse in connection with the spin-off of SunCoke. With respect to ETP and certain of its affiliates, including ETE, Southern Union and Regency Energy Partners LP (which we refer to as "Regency"), such investment banking and financial services have, during the past two years, included: being a lender to ETP, ETE, Southern Union and certain of their affiliates pursuant to certain loans and credit facilities; having acted as financial advisor to ETE in connection with its acquisitions of Southern Union and the general partner of Regency and having acted as financial advisor to ETP in connection with the contribution of its propane operations to AmeriGas; and having acted as lead bookrunning managing underwriter of an offering of equity securities by ETP in August 2010, joint bookrunning underwriter of an offering of debt and equity securities by ETP in January 2012, November 2011, May 2011, April 2011 and January 2010, joint bookrunning lead managing underwriter of an offering of debt securities by ETE in September 2010, lead arranger and administrative agent on a debt financing by ETE in March 2012, sole arranger on a debt financing by ETE in July 2011, and joint bookrunning underwriter of offerings of equity and debt securities by Regency in March 2012, October 2011, May 2011, October 2010 and August 2010; for which investment banking and financial services Credit Suisse has received aggregate fees, discounts and commissions in excess of $116 million. In addition, at the request of Sunoco and ETP, representatives of Credit Suisse participated in meetings among ETP, Sunoco and statistical ratings agencies to discuss the potential ratings implications of the merger and other transactions contemplated by the merger agreement. Furthermore, subsequent to the signing of the merger agreement, ETE requested and Sunoco consented to Credit Suisse providing financial advisory and other investment banking and financial services to ETE and its subsidiary, Southern Union, in connection with the potential disposition of an asset and the structuring and financing of a potential capital project unrelated to the proposed merger. Also following the signing of the merger agreement, Sunoco consented to Credit Suisse's participating in the financing in connection with the potential joint venture with The Carlyle Group involving Sunoco's refinery in Philadelphia. Credit Suisse and its affiliates have provided other financial advice and services, and may in the future provide investment banking and financial services, to Sunoco, ETP, ETE and their respective affiliates for which Credit Suisse and its affiliates have received, and would expect to receive, compensation.

Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for its and its affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Sunoco, ETP, ETE and any other company that may be involved in the merger, as well as provide investment banking and other financial services to such companies and their affiliates. In addition, as discussed with the Sunoco board of directors prior to Credit Suisse's engagement as financial advisor to Sunoco in connection with the proposed merger and related matters, certain officers and other members of the team of investment banking professionals principally assigned to perform such engagement have previously provided investment banking and financial services to ETP, ETE and certain of their affiliates, including having recently participated in the provision of investment banking and financial services to ETE in connection with its acquisition of Southern Union and the financing thereof, and certain other officers and investment banking professionals may provide investment banking and financial services to ETP, ETE and certain of their affiliates on matters unrelated to the proposed merger during the pendency of Credit Suisse's engagement as financial advisor to Sunoco in connection with the proposed merger.

Sunoco Unaudited Prospective Financial Information

Sunoco does not as a matter of course make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, Sunoco is including this unaudited prospective financial information that was made available to the Sunoco board of directors and to Credit Suisse for use in providing financial advisory services to Sunoco. The inclusion of this information should not be regarded as an indication that any of Sunoco, its advisors or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results.

The unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Sunoco shareholders and ETP unitholders are urged to review the SEC filings of Sunoco for a description of risk factors with respect to the business of Sunoco. See "Cautionary Statement Regarding Forward-Looking Statements" and "Where You Can Find More Information." The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or GAAP. Neither the independent registered public accounting firm of Sunoco, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the independent registered public accounting firm of Sunoco contained in the Annual Report of Sunoco on Form 10-K for the year ended December 31, 2011, which is incorporated by reference into this document, relates to the historical financial information of Sunoco. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared.

The following table presents selected unaudited prospective financial data for the fiscal years ending 2012 through 2016.

($ in millions)

	2012E	2013E	2014E	2015E	2016E
Adjusted EBITDA	$245	$406	$470	$525	$587
Distributable Cash Flow	$118	$210	$260	$277	$298

For purposes of the unaudited prospective financial information presented herein, Adjusted EBITDA is calculated as net earnings plus (i) depreciation and amortization, (ii) interest expense and (iii) income tax expense; all of which as attributable to Sunoco, and includes cash flow attributable to Sunoco's interest in Sunoco Logistics plus income tax expense on such cash flow.

For purposes of the unaudited prospective financial information presented herein, distributable cash flow is calculated as Adjusted EBITDA less (i) interest expense not associated with Sunoco Logistics, (ii) maintenance capital expenditures not associated with Sunoco Logistics, (iii) cash taxes attributable to Sunoco; adjusted, among other things, for one-time items relating to refining, post-retirement contributions, pension contributions, environmental remediation payments, and other adjustments.

Sunoco calculates certain non-GAAP financial metrics including EBITDA and distributable cash flow using methodologies that are different from those used by ETP. The differences relate to the following categories: (i) treatment of noncontrolling interest share of consolidated income and cash flow and (ii) definitional differences related to certain one-time adjustments made to calculate Adjusted EBITDA and distributable cash flow.

In preparing the foregoing unaudited projected financial information, Sunoco made a number of assumptions regarding, among other things, interest rates, corporate financing activities, including amount and timing of the issuance of senior and secured debt, Sunoco common share price appreciation and the timing and amount of common share issuances, annual dividend levels, the amount of income taxes paid, and the amount of general and administrative costs. Sunoco management believed such assumptions were reasonable at the time made.

No assurances can be given that the assumptions made in preparing the above unaudited prospective financial information will accurately reflect future conditions. The estimates and assumptions underlying the unaudited prospective financial information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions which may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described under "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements," all of which are difficult to predict and many of which are beyond the control of Sunoco and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the unaudited prospective financial information, whether or not the merger is completed.

In addition, although presented with numerical specificity, the above unaudited prospective financial information reflects numerous assumptions and estimates as to future events made by the management of Sunoco. Such estimates are inherently uncertain and are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurances that the prospective financial information is necessarily predictive of actual future performance of Sunoco. The above unaudited prospective financial information does not give effect to the merger. ETP unitholders and Sunoco shareholders are urged to review Sunoco's most recent SEC filings for a description of Sunoco's reported and anticipated results of operations and financial condition and capital resources during 2011 and 2012, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Sunoco's Annual Report on Form 10-K for the year ended December 31, 2011 and quarterly report on Form 10-Q for the quarter ended June 30, 2012, which are incorporated by reference into this document.

Readers of this document are cautioned not to place undue reliance on the unaudited prospective financial information set forth above. No representation is made by ETP, Sunoco or any other person to any ETP unitholder or any Sunoco shareholder regarding the ultimate performance of Sunoco compared to the information included in the above unaudited prospective financial information. The inclusion of unaudited prospective financial information in this document should not be regarded as an indication that such prospective financial information will be an accurate prediction of actual future events, and such information should not be relied on as such.

SUNOCO DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY LAW.

ETP's Reasons for the Merger

The merger between ETP and Sunoco will make ETP one of the nation's leading diversified energy logistics companies by providing ETP, already one of the nation's largest natural gas infrastructure players, with control of a geographically diverse portfolio of complementary pipeline, terminalling, and acquisition and marketing assets that facilitate the purchase and sale of crude oil and refined products. The combined company will feature 21,500 miles of natural gas pipelines, including natural gas gathering pipelines, 1,540 miles of NGL pipelines, 2,500 miles of refined products pipelines, and 5,400 miles of crude oil trunk pipelines and crude oil gathering lines (including joint venture assets and previously announced projects under construction).

In evaluating the merger, the ETP board of directors consulted with ETP's management and legal and financial advisors. The ETP board of directors determined the merger to be in the best interests of ETP based on, among other factors, its belief that the merger will:

Complement ETP's Growth Strategy. ETP expects the merger will create a larger interstate and midstream platform with enhanced and expanded geographic diversity and will result in a more diversified partnership better able to serve its existing customers and compete for new ones. The complementary asset base also provides a significant inventory of accretive organic growth projects.

Maintain Investment Grade Status. While enhancing ETP's growth profile, ETP does not believe the merger will compromise ETP's investment grade credit metrics.

Generate Cash Flow Diversification. ETP believes the merger will diversify its cash flow, as the combined company will derive a significant and growing portion of its cash flow from serving the crude oil, refined products and NGL markets. Sunoco's retail business and iconic brand will add another source of stable cash flow to ETP's portfolio.

Increase Fee-Based Revenues. ETP believes the merger will increase ETP's fee-based revenues from the crude oil, refined products and NGL markets.

Be Accretive to Cash Flow. The merger is expected to increase ETP's distributable cash flow, both immediately and over the long term.

Create Synergies and Cost Savings. ETP expects the merger will allow the combined company to take advantage of immediate operational and commercial synergies that will result in meaningful cost savings and increased margins.

Post-Closing Structure

Under the merger agreement, immediately prior to, or contemporaneously with, the effective time of the merger, Sunoco will contribute:

- the equity interests of Sunoco Partners LLC (which currently holds the 2% general partner interest, incentive distribution rights, and a 32.4% limited partner interest in Sunoco Logistics) to ETP in exchange for 50,706,000 newly issued Class F units of ETP, and

- its cash on hand to ETP in exchange for a number of newly issued Class F units of ETP equal to the amount of such cash divided by $50.00.

We refer to this transaction as the "Sunoco Logistics restructuring," and the Sunoco Logistics restructuring will only occur if all of the conditions to the closing of the merger have been satisfied or waived.

On June 15, 2012, following the approval of (i) the conflicts committee of the ETP board of directors, (ii) the ETP board of directors, (iii) the special committee and the conflicts committee of the ETE board of directors and (iv) the ETE board of directors, ETE, ETP and their respective relevant subsidiaries entered into a transaction agreement, pursuant to which, immediately following the closing of the merger and the Sunoco Logistics restructuring, (i) ETE will contribute its interest in Southern Union to Holdco in exchange for a 60% equity interest in Holdco and (ii) ETP will contribute Sunoco (exclusive of its interests in Sunoco Logistics) to Holdco and will retain a 40% equity interest in Holdco. We refer to these transactions involving Holdco as the "Holdco restructuring" and refer to the resulting structure following the Sunoco Logistics restructuring and the Holdco restructuring as the "post-closing structure."

The diagrams below illustrate the organizational structure of ETP, ETE, Sunoco and Sunoco Logistics prior to the closing of the merger and after the closing of the merger and completion of the Sunoco Logistics restructuring and Holdco restructuring:



Pre-Closing Structure

Energy Transfer Equity, L.P. (NYSE: ETE)
100.0% Interest
100.0% Incentive Distribution Rights, 1.4% General Partner Interest and 21.1% Limited Partner Interest
Southern Union Company
Energy Transfer Partners, L.P. (NYSE: ETP)
Sunoco, Inc. (NYSE: SUN)
100.0% Incentive Distribution Rights, 2.0% General Partner Interest and 32.4% Limited Partner Interest
Sunoco Logistics Partners L.P. (NYSE: SXL)

Post-Closing Structure

Energy Transfer Equity, L.P. (NYSE: ETE)
100.0% Incentive Distribution Rights, 1.2% General Partner Interest and 17.2% Limited Partner Interest
60.0% Equity Interest
Energy Transfer Partners, L.P. (NYSE: ETP)
100.0% Incentive Distribution Rights, 2.0% General Partner Interest and 32.4% Limited Partner Interest
40.0% Equity Interest
Sunoco Logistics Partners L.P. (NYSE: SXL)
ETP Holdco Corporation
Sunoco, Inc.
Southern Union Company

The transaction agreement related to the Holdco restructuring is subject to the closing of the merger, as well as other customary closing conditions. The transaction agreement also contains customary representations, warranties, interim covenants and indemnification provisions. No vote of the unitholders of ETP or ETE is required for the consummation of the transactions contemplated by the transaction agreement, including the Holdco restructuring. In addition, no regulatory approvals under the HSR Act are required for the Holdco restructuring. Pursuant to the terms of the transaction agreement, ETE and ETP have also agreed to enter into a stockholders agreement upon the closing of the Holdco restructuring, which will provide that ETP will appoint three of the five members of Holdco's board of directors, while ETE will appoint the remaining two members. Each of ETE and ETP will have consent rights to certain significant action by Holdco. The stockholders agreement will also contain customary transfer restrictions, as well as drag-along and tag-along rights that are triggered in certain circumstances.

Interests of Sunoco's Directors and Executive Officers in the Merger

In considering the recommendation of the Sunoco board of directors that you vote to approve and adopt the merger agreement and the merger, you should be aware that aside from their interests as Sunoco shareholders, Sunoco's directors and executive officers have interests in the merger that are different from, or in addition to, those of other Sunoco shareholders generally. The members of Sunoco's board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to the Sunoco shareholders that the merger agreement and the merger be adopted. See the section above entitled "—Background of the Merger", and the section entitled "—Recommendation of Sunoco's Board of Directors and Reasons for the Merger." Sunoco's shareholders should take these interests into account in deciding whether to vote "**FOR**" the approval and adoption of the merger agreement and the transactions contemplated thereby. These interests are described in more detail below, and certain of them are quantified in the narrative and the table below.

Equity-Based Awards

Under the merger agreement equity-based awards held by Sunoco directors and executive officers as of the effective time of the merger will be treated at the effective time of the merger as follows:

Stock Options. Each award of stock options outstanding immediately prior to the effective time of the merger, whether or not vested, will become fully vested and be converted into the right to receive a cash payment equal to (a) the number of shares of Sunoco common stock subject to the stock option, multiplied by (b) the excess, if any, of $50.00 over the per share exercise price of the stock option, less any applicable withholding or other taxes. Certain stock options granted prior to December 2007 were granted with an equal number of limited rights. The limited rights may be exercised during a specified period following the effective time of the merger, and permit the holder to be paid in cash the difference between the stock option exercise price and the highest trading price or price paid during a specified period.

Restricted Share Units and Performance Share Units. Each award of restricted share units and performance share units that is outstanding immediately prior to the effective time of the merger will become fully vested and be converted into the right to receive an amount in cash equal to the product of (a) the number of shares of Sunoco common stock subject to such award multiplied by (b) $50.00 (or, in the case of awards granted prior to March 1, 2012, the highest trading price per share of Sunoco common stock as reflected in the *Wall Street Journal* during the 60-day period immediately preceding the effective time of the merger, if greater than $50.00), less any applicable withholding or other taxes. For each performance share unit award granted in 2012, the number of shares of Sunoco common stock subject to such award will be equal to the target number of shares of Sunoco common stock subject to such award. For each other performance share unit award, the number of shares of Sunoco common stock subject to such award will be equal to the greater of (x) the target number of shares of Sunoco common stock subject to such award, and (y) the number of shares of Sunoco common stock that would be earned with respect to such award based on Sunoco's actual performance immediately prior to the effective time of the merger. A holder of restricted share units or performance share units will be entitled to payment of any accrued cash dividend equivalents corresponding to such units in connection with the cash-out of the underlying units, less any applicable withholding or other taxes.

Sunoco Logistics Partners Restricted Unit Awards. Each award of restricted units of Sunoco Logistics held by an executive officer would become vested upon the termination of the executive officer's employment (other than for cause, death or disability and other than a voluntary termination without good reason) within two years following the merger. For any performance-based restricted Sunoco Logistics unit award with respect to which the termination of employment occurs prior to the first anniversary of the award grant date, the number of Sunoco Logistics units subject to such award will be equal to the target number of Sunoco Logistics units subject to such award. For any performance share unit award with respect to which the termination of employment occurs on or after the first anniversary of the award grant date, the number of Sunoco Logistics units subject to such award will be equal to the greater of (x) the target number of Sunoco Logistics units subject to such award, and (y) the number of Sunoco Logistics units that would be earned with respect to such award based on Sunoco Logistics' actual performance immediately prior to the termination of employment. A holder of restricted units of Sunoco Logistics will be entitled to payment of any accrued cash dividend equivalents corresponding to such units in connection with the settlement of the underlying units, less any applicable withholding or other taxes.

Awards Granted Under Sunoco's Leadership Recognition Plan. Each award granted under Sunoco's Leadership Recognition Plan denominated in shares of Sunoco common stock that is outstanding immediately prior to the effective time of the merger will become fully vested and be converted into the right to receive an amount in cash equal to the product of (a) the number of shares of Sunoco common stock subject to such award multiplied by (b) $50.00, less any applicable withholding or other taxes.

Accounts under Sunoco's Directors' Deferred Compensation Plan I, Sunoco's Directors' Deferred Compensation Plan II, Sunoco's Deferred Compensation Plan and Sunoco's Executive Involuntary Deferred Compensation Plan. At the effective time of the merger, each account under Sunoco's Directors' Deferred Compensation Plan I, Sunoco's Directors' Deferred Compensation Plan II, Sunoco's Deferred Compensation

Plan and Sunoco's Executive Involuntary Deferred Compensation Plan that is denominated in shares of Sunoco common stock will be converted into a vested obligation to pay an amount in cash equal to the product of the total number of shares of Sunoco common stock subject to such deferred share account multiplied by $50.00, plus, other than with respect to the Executive Involuntary Deferred Compensation Plan, interest at a rate of 120% of the long-term applicable federal rate through the applicable payment date (less all applicable withholding and other taxes). In addition, certain of Sunoco's executive officers have deferred compensation denominated in common stock of SunCoke Energy, Inc. that would become payable upon the effective time of the merger.

Quantification of Payments. For an estimate of the amounts that would be payable to each of Sunoco's named executive officers upon the vesting and settlement of their unvested equity-based awards, see "—Quantification of Payments and Benefits to Sunoco's Named Executive Officers" below. We estimate that the aggregate amount that would be payable to all of Sunoco's executive officers who are not named executive officers upon the vesting and settlement of their unvested equity-based awards if the effective time of the merger were July 23, 2012 is $1,217,749. All equity-based awards held by Sunoco's directors are vested.

Retirement Plans

In the event that the employment of an executive officer is terminated by Sunoco for any reason other than cause, death or disability, or by the executive officer for good reason, either at any time within the two-year period following the merger or prior to and in connection with the merger (each a "Qualifying Termination") or if an executive officer's employment terminates due to death or disability following the merger, the executive officer will become entitled to full vesting of the executive officer's accrued benefit and up to three years additional service credit, subject to a reduction for each completed month of service after the merger, under Sunoco's supplemental executive retirement plan (the "SERP"). Executive officers who are participants in the SERP but not yet retirement-eligible thereunder upon termination of employment, would be entitled to an involuntary termination benefit equal to the age 55 benefit accrued to the date of termination (including the three years of additional service), discounted to the date of termination. Such benefits are then offset by the discounted value of the executive officer's benefits under the Sunoco, Inc. Retirement Plan (the "SCIRP") and Sunoco's Pension Restoration Plan. In addition, for executive officers hired before September 6, 2001, the SCIRP provides for three years of additional service under the cash balance formula, subject to a reduction for service after the merger. To the extent that the amount payable under the SCIRP exceeds the amount available due to limits imposed by the Internal Revenue Code, the remaining amount would be paid under Sunoco's Pension Restoration Plan.

Special Executive Severance Plan

Under Sunoco's Special Executive Severance Plan, upon a Qualifying Termination, the executive officer will be entitled to the compensation and benefits described below. Each of Sunoco's executive officers participates in the Special Executive Severance Plan, other than Lynn L. Elsenhans, Sunoco's former Chief Executive Officer and former Executive Chairman of Sunoco's board of directors, whose employment terminated on May 3, 2012 and whose benefits are described below under "—Termination Agreement with Lynn L. Elsenhans." Sunoco will fund the amounts payable under Sunoco's Special Executive Severance Plan into a rabbi trust.

Severance Payment. Upon a Qualifying Termination, the executive officer will become entitled to a lump sum payment equal to the product of (a) three (two in the case of executive officers grade 17 and below) and (b) the executive officer's "annual compensation." For purposes of the plan, "annual compensation" means an executive officer's annual base salary in effect immediately prior to the merger, or, if greater, immediately prior to the executive officer's termination date, *plus* the greater of (x) the executive officer's annual guideline (target) bonus as in effect immediately prior to the merger or, if greater, the executive officer's termination date, or (y) the average annual bonus awarded to the executive officer with respect to the three years ending before the merger or, if greater, with respect to the three years ending before the executive officer's termination date.

Pension Benefits. Upon a Qualifying Termination, the executive officer will become entitled to receive a lump sum payment equal to the excess of (x) the actuarial equivalent of the benefit under the SCIRP (utilizing actuarial assumptions no less favorable to the executive officer than those in effect under the SCIRP immediately prior to the merger) and any excess or supplemental retirement plan, including, without limitation, the SERP and the Pension Restoration Plan, in which the executive officer participates (collectively, the "Excess Plans") that the executive officer would receive if the executive officer's employment continued for a period equal to the number of years equal to the severance multiple applicable to such executive officer, assuming for this purpose that all accrued benefits are fully vested and assuming that the executive officer's compensation in each such additional year is the "annual compensation," over (y) the actuarial equivalent of the executive officer's actual benefit (paid or payable), if any, under the SCIRP and the Excess Plans as of the employment termination date (including any additional benefit to which the executive officer is entitled under the SCIRP or the Excess Plans in connection with the merger).

Medical Benefits Continuation. Upon a Qualifying Termination, the executive officer will become entitled to continued participation in Sunoco's medical benefits program (including dental benefits) for the executive officer and his or her eligible dependents for three years (two years in the case of executive officers grade 17 and below) following his or her date of termination, with COBRA continuation eligibility thereafter. Following such continuation period, any executive officer who was employed by Sunoco on or before January 1, 2008, and had attained 50 years of age as of January 1, 2008, and who has provided at least ten years of service on the date of termination, will be eligible for additional medical benefits continuation (excluding dental benefits) on the same basis as is provided to employees who are not yet eligible for Medicare coverage and retire under a Sunoco retirement plan. Any executive officer who has attained 50 years of age on the date of termination but had not attained 50 years of age as of, or was not employed by Sunoco on or before, January 1, 2008, or who has provided fewer than ten years of service on the date of termination, will be eligible for additional medical benefits continuation (excluding dental benefits), provided the executive officer pays the full premiums for such coverage.

Death Benefits Continuation. In the event the executive officer dies during the three years (two years in the case of executive officers grade 17 and below) following his or her date of termination, the executive officer will become entitled to death benefits in the amount of his or her annual base salary (up to a maximum of $1 million).

Outplacement Services. Upon a Qualifying Termination, the executive officer will become entitled to reasonable outplacement services.

Excise Tax Make-Whole. With respect to any executive officer who was a participant in the plan on or prior to November 25, 2008, the Special Executive Severance Plan provides for an Excise Tax Make-Whole.

Quantification of Payments and Benefits. For an estimate of the value of the payments and benefits described above that would be payable to each of Sunoco's named executive officers, see "—Quantification of Payments and Benefits to Sunoco's Named Executive Officers" below. We estimate that the aggregate amount of the cash severance payments described above that would be payable to all of Sunoco's executive officers who are not named executive officers if the effective time of the merger were July 23, 2012 and all such executive officers experienced a Qualifying Termination at such time is $2,691,500 (which amount includes the value of cash severance and enhanced pension benefits).

Senior Executive Incentive Plan

Under Sunoco's Senior Executive Incentive Plan, within 30 days following the merger, each executive officer employed by Sunoco at the time of the merger would be entitled to a lump sum payment equal to his or her target annual bonus for the year in which the merger occurred, pro-rated based on the number of full and partial months elapsed from the beginning of the then-current calendar year through the effective time of the merger. If an executive officer's employment with Sunoco were terminated in the calendar year preceding the calendar year in which the merger occurred, then upon the occurrence of the merger, such executive officer would be entitled to his or her target annual bonus for the year preceding the year in which the merger occurred, pro-rated based on the number of full and partial months elapsed from the beginning of the calendar year in which the termination of employment occurred through the date of termination.

For an estimate of the value of the payments described above that would be payable to each of Sunoco's named executive officers, see "—Quantification of Payments and Benefits to Sunoco's Named Executive Officers" below. We estimate that the aggregate amount of the payments described above that would be payable to all of Sunoco's executive officers who are not named executive officers if the effective time of the merger were July 23, 2012 is $156,221.

Restrictive Covenant Agreements

In connection with the execution of the merger agreement and in order to promote the successful integration of Sunoco and ETP following the merger, ETP entered into a restrictive covenant agreement with each of Brian P. MacDonald, Stacy L. Fox and Dennis Zeleny. Pursuant to the terms of the restrictive covenant agreements, Messrs. MacDonald and Zeleny and Ms. Fox have agreed not to disclose Sunoco's, ETP's or their respective affiliates' confidential information. In addition, during the two-year period following the termination of employment with Sunoco, ETP or one of their affiliates, they have agreed not to (a) compete with Sunoco, ETP or their respective affiliates, (b) solicit or hire employees of Sunoco, ETP or their respective affiliates, or (c) induce or attempt to induce any customer (whether former or current), supplier, licensee or other business relation of Sunoco, ETP or their respective affiliates to cease doing business with Sunoco, ETP or their respective affiliates or in any way interfere with the relationship between any such customer, supplier, licensee or business relation, on the one hand, and Sunoco, ETP or their respective affiliates on the other hand. In consideration for the agreement to the foregoing covenants, ETP has agreed to provide each of Messrs. MacDonald and Zeleny and Ms. Fox with an Excise Tax Make-Whole.

Termination Agreement with Lynn L. Elsenhans

On April 29, 2012, Sunoco entered into a termination agreement with Ms. Elsenhans, Sunoco's former Chief Executive Officer and former Executive Chairman of Sunoco's board of directors, in connection with the termination of her employment, which became effective on May 3, 2012. Pursuant to the termination agreement, in exchange for Ms. Elsenhan's agreement to the restrictive covenants described below and in recognition of her service to Sunoco and her contributions to positioning Sunoco for a sale, Ms. Elsenhans is entitled to the following compensation and benefits:

Severance Payment. If the consummation of the merger occurs on or prior to May 3, 2013, Ms. Elsenhans will be entitled to receive a lump sum cash payment, less applicable tax withholdings, equal to the sum of (a) approximately $6.3 million and (b) the product obtained by multiplying 216,054 by the closing price of shares of Sunoco common stock on the New York Stock Exchange on the last full trading session prior to the consummation of the merger. This additional payment represents amounts that Ms. Elsenhans would have earned had she remained employed with Sunoco through the occurrence of the merger and thereafter experienced a Qualifying Termination.

Excise Tax Make-Whole. Ms. Elsenhans will remain entitled to an Excise Tax Make-Whole. Sunoco previously agreed to provide Ms. Elsenhans with this protection when Sunoco hired her in August 2008.

In consideration for the compensation and benefits described in the preceding bullets, Ms. Elsenhans has agreed not to disclose Sunoco's confidential information. In addition, during the two-year period following Ms. Elsenhan's termination date, she has agreed not to (a) compete with Sunoco, (b) solicit or hire Sunoco employees, or (c) induce or attempt to induce any customer (whether former or current), supplier, licensee or other business relation of Sunoco to cease doing business with Sunoco or in any way interfere with the relationship between any such customer, supplier, licensee or business relation, on the one hand, and Sunoco, on the other hand.

Quantification of Payments and Benefits. For an estimate of the value of the payments and benefits described above, see "—Quantification of Payments and Benefits to Sunoco's Named Executive Officers" below.

Indemnification and Insurance

Pursuant to the terms of the merger agreement, Sunoco's directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors' and officers' liability insurance policies from the surviving corporation. Such indemnification is further described in the section entitled "The Merger Agreement—Indemnification and Insurance."

Quantification of Payments and Benefits to Sunoco's Named Executive Officers

The table below sets forth the amount of payments and benefits that each Sunoco named executive officer would receive in connection with the merger, assuming, for illustrative purposes, that the consummation of the merger occurred on July 23, 2012, and the named executive officer (other than Ms. Elsenhans, whose employment has already terminated) experienced a Qualifying Termination on such date.

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)(3)	Perquisites/ Benefits ($)(4)	Tax Reimbursement ($)(5)	Total ($)
Named Executive Officers						
Lynn L. Elsenhans	16,686,629	0	0	75,400	11,886,200	28,648,229
Brian P. MacDonald	8,162,000	15,633,944	1,529,900	75,400	7,656,200	33,057,444
Michael Colavita	734,000	597,398	314,500	55,912	0	1,701,810
Stacy L. Fox	3,362,600	4,755,878	967,725	73,105	3,109,300	12,268,608
Robert W. Owens	2,894,600	2,323,301	943,600	72,846	0	6,234,347
Dennis Zeleny	2,965,700	3,373,625	1,021,800	72,824	3,067,400	10,501,349

(1) The cash amount payable to Ms. Elsenhans upon the consummation of the merger equals the sum of (a) $6,329,000 and (b) the product obtained by multiplying 216,054 by the closing price of shares of Sunoco common stock on the New York Stock Exchange on the last full trading session prior to the consummation of the merger, which for purposes of this table, is assumed to be $47.94 (the closing price of Sunoco common stock on July 23, 2012). This additional payment represents amounts that Ms. Elsenhans would have earned had she remained employed with Sunoco through the occurrence of the merger and thereafter experienced a Qualifying Termination. The cash payment to Ms. Elsenhans is "single-trigger," meaning that it becomes payable solely as a result of the consummation of the merger.

The cash amounts payable to the named executive officers other than Ms. Elsenhans consist of (a) a pro-rata target annual bonus for 2012 (which is "single-trigger") and (b) a lump sum severance payment, payable within 30 days following the date of termination, equal to the product of (i) three (or two, in the case of Mr. Colavita) and (ii) the executive officer's "annual compensation." The lump sum severance payment is "double-trigger," meaning that it is payable only upon a Qualifying Termination. For purposes of calculating the lump sum severance amount, "annual compensation" means an executive officer's annual base salary in effect immediately prior to the merger, or, if greater, immediately prior to the executive officer's termination date, *plus* the greater of (x) the executive officer's annual guideline (target) bonus as in effect immediately prior to the merger or, if greater, the executive officer's termination date, or (y) the average annual bonus awarded to the executive officer with respect to the three years ending before the merger or, if greater, with respect to the three years ending before the executive officer's termination date. Set forth below are the separate values of each "single-trigger" and "double-trigger" cash payment.

Name	Pro-Rata Target Bonus ("Single-Trigger") ($)	Severance Payment ("Double-Trigger") ($)
Named Executive Officers		
Brian P. MacDonald	812,000	7,350,000
Michael Colavita	50,000	684,000
Stacy L. Fox	257,600	3,105,000
Robert W. Owens	206,600	2,688,000
Dennis Zeleny	219,700	2,746,000

(2) As described in more detail in "The Merger Agreement—Sunoco Employee Equity-Based Awards," all unvested equity-based awards (other than Sunoco Logistics unit awards) held by the named executive officers would be vested and settled upon the consummation of the merger (*i.e.*, "single trigger"). The amounts above and below assume a price per share of Sunoco common stock of $50.00. For restricted share units and performance share units granted prior to March 1, 2012, the actual price per share used to calculate the payments to individuals will be the greater of $50.00 and the highest trading price per share of Sunoco common stock as reflected in the *Wall Street Journal* during the 60-day period immediately preceding the effective time of the merger. For restricted share units and performance share units granted on or after March 1, 2012 and for stock options and deferred share awards (other than such awards denominated in shares of SunCoke Energy, Inc.), the price per share used to calculate the payments to individuals will be $50.00. Certain deferred share awards are denominated in shares of common stock of SunCoke Energy, Inc., the closing price of which was $15.21 per share on July 23, 2012. In addition, certain of the named executive officers hold Sunoco Logistics restricted units that will vest if such executive officer's employment is terminated other than for cause, death or disability or without good reason within two years following the merger (*i.e.,* "double-trigger"). The amounts above assume a price per Sunoco Logistics restricted unit of $38.05. Set forth below are the values of each type of equity-based award that is currently unvested and would vest and be payable in connection with the merger.

Name	Stock Options ($)	Restricted Share Units ($)	Performance Share Units ($)	Deferred Share Awards ($)	Dividend Equivalents ($)	Sunoco Logistics Unit Awards ($)
Named Executive Officers						
Brian P. MacDonald	1,528,623	7,909,500	5,367,250	364,447	113,912	350,212
Michael Colavita	46,887	233,300	308,800	0	8,411	0
Stacy L. Fox	267,169	1,935,100	2,209,100	203,273	65,136	76,100
Robert W. Owens	250,361	820,000	1,046,950	163,080	42,910	0
Dennis Zeleny	213,205	1,159,300	1,578,450	82,643	40,954	299,073

(3) The amounts above include the value attributable to full vesting of each named executive officer's accrued benefit and three years additional service credit under the SERP. Named executive officers who are participants in the SERP but not yet retirement-eligible thereunder, upon termination of employment would be entitled to an involuntary termination benefit equal to the age 55 benefit accrued to the date of termination (including the three years of additional service), which is then discounted to the date of termination. Such benefits are then offset by the discounted value of the executive officer's benefits under the SCIRP and Sunoco's Pension Restoration Plan. For named executive officers hired before September 6, 2001 (Messrs. Colavita and Owens), the amounts above also include the value attributable to three years of additional service under the cash balance formula of the SCIRP. To the extent that the amount payable under the SCIRP exceeds the amount available due to limits imposed by the Internal Revenue Code, the remaining amount would be paid under Sunoco's Pension Restoration Plan.

In addition, under the Special Executive Severance Plan, upon a Qualifying Termination, each named executive officer would become entitled to receive a lump sum payment equal to the excess (if any) of (x) the actuarial equivalent of the benefit under the SCIRP (utilizing actuarial assumptions no less favorable to the named executive officer than those in effect under the SCIRP immediately prior to the merger) and any

Excess Plans that the named executive officer would receive if the named executive officer's employment continued for a period equal to the number of years equal to the severance multiple applicable to such named executive officer, assuming for this purpose that all accrued benefits are fully vested and assuming that the executive officer's compensation in each such additional year is the "annual compensation," over (y) the actuarial equivalent of the named executive officer's actual benefit (paid or payable), if any, under the SCIRP and the Excess Plans as of the employment termination date (including any additional benefit to which the named executive officer is entitled under the SCIRP or the Excess Plans in connection with the merger (as described in this note)).

The compensation and benefits described in this note are generally "double-trigger."

(4) The amounts above include the estimated cost of (a) continued participation in Sunoco's medical benefits program for each named executive officer and his or her eligible dependents for three years (or two years in the case of Mr. Colavita) following his or her date of termination and (b) death benefits for the executive officer during the three-year period following his or her termination of employment. With respect to each named executive officer, the value of such benefits is estimated to be the following: Mr. MacDonald, $50,400; Mr. Colavita, $30,912; Ms. Fox, $48,105; Mr. Owens, $47,846; and Mr. Zeleny, $47,824. In addition, each named executive officer would be eligible for reasonable outplacement services, the value of which is estimated to be $25,000 for each named executive officer. All such compensation and benefits are "double-trigger."

(5) Estimated Excise Tax Make-Whole reimbursements are subject to change based on the actual closing date of the merger, date of termination of employment (if any) of the named executive officer, interest rates then in effect and certain other assumptions used in the calculations. The estimates do not take into account the value of any non-competition covenants with a named executive officer or certain amounts that may be reasonable compensation provided to the named executive officer, either before or after the closing of the merger, each of which may, in some cases, significantly reduce the amount of the potential excise tax reimbursements. Excise Tax Make-Whole reimbursements are "single-trigger." The amounts provided assume the termination of employment of each of the named executive officers.

Securities Ownership of Certain Beneficial Owners and Management

The following table sets forth the number of shares of common stock of Sunoco beneficially owned by each director, by each named executive officer, and by each person known by Sunoco to beneficially own 5% or more of Sunoco's outstanding common stock, and by all directors and executive officers as a group as of August 14, 2012, unless otherwise indicated in the footnotes. Each of the following persons and members of the group had sole voting and investment power with respect to the shares shown, unless otherwise indicated in the footnotes.

Name	Shares of Common Stock Beneficially Owned[1]	Other Share Equivalents[2]	Total	Percent of Class Outstanding[3]
I. C. Britt	433	1,591	2,024	*
C. C. Casciato	10,028	0	10,028	*
M. J. Colavita	16,167	0	16,167	*
W. H. Easter, III	1,999	0	1,999	*
G. W. Edwards	1,000	28,718	29,718	*
U. O. Fairbairn[4]	19,376	24,309	43,685	*
S. L. Fox[4]	22,472	3,490	25,962	*
J. P. Jones, III	500	37,082	37,582	*
J. G. Kaiser**	31,357	15,752	47,109	*
B. P. MacDonald[4]	155,172	6,257	161,429	*
R. W. Owens[4]	160,784	14,965	175,749	*
J. K. Wulff	20,000	30,023	50,023	*
D. Zeleny	43,919	1,419	45,338	*
All directors, executive officers as a group including those named above**[4]	560,341	163,606	723,947	*

* Represents holdings of less than 1% of Sunoco's outstanding common stock.
** Certain of the directors and executive officers own common units representing limited partnership interests of Sunoco Logistics Partners L.P., a master limited partnership in which Sunoco owns the 2% general partner interest and a 32.4% limited partner interest. The number of such common units beneficially owned by individuals listed in the Directors' and Officers' Ownership of Sunoco Stock Table as of August 14, 2012 is as follows: W.H. Easter, III (150); S.L. Fox (668); and J. G. Kaiser (7,500). The total number of such common units owned by directors and executive officers included in the table as a group (15 persons) is 12,195. The number of common units of Sunoco Logistics held by each individual and by the group is less than 1% of the outstanding common units as of August 14, 2012. These amounts are not included in the table.

(1) This column includes shares of Sunoco common stock held by directors and officers, or by certain members of their families (for which the directors and officers have sole or shared voting or investment power), shares of Sunoco common stock they hold in SunCAP and the Computershare Investment Plan (a dividend reinvestment plan), and shares of Sunoco common stock that directors and officers had the right to acquire within 60 days of August 14, 2012.

(2) Includes share unit balances held under the Directors' Deferred Compensation Plan I and the Directors' Deferred Compensation Plan II, and share equivalent balances held by executives under Sunoco's Savings Restoration Plan and Executive Involuntary Deferred Compensation Plan. Although ultimately paid in cash, the value of share units and share equivalents mirrors the value of Sunoco common stock. Thus, the amounts ultimately realized by the directors and executive officers will reflect all changes in the market value of Sunoco common stock from the date of deferral and/or accrual until the date of payout. The share units and share equivalents do not have voting rights, but are credited with dividend equivalents in the form of additional share units or share equivalents.

(3) Percentage based on 104,741,185 shares of common stock outstanding at August 14, 2012.

(4) The amounts of shares of common stock beneficially owned include shares of Sunoco common stock which the following persons have the right to acquire as a result of the exercise of stock options within 60 days after August 14, 2012 under certain Sunoco, Inc. plans:

Name	Shares
M. J. Colavita	10,833
S. L. Fox	20,133
B. P. MacDonald	56,134
R. W. Owens	128,817
D. Zeleny	36,943
All directors and executive officers as a group (including those named above)	309,760

Merger Expenses, Fees and Costs

All fees, costs and expenses incurred by ETP and Sunoco in connection with the merger will be paid by the party incurring those fees, costs or expenses, whether or not the merger is completed, except that fees and expenses incurred in connection with the printing, filing and mailing of this document and the registration statement of which this document forms a part (including applicable SEC filing fees) will be borne equally by ETP and Sunoco.

In the event of a termination of the merger agreement under certain circumstances, Sunoco may be required to pay ETP a breakup fee of $225 million. Additionally, in certain circumstances, upon termination of the merger agreement, Sunoco may be obligated to pay ETP's costs and expenses related to the merger in an amount not to exceed $20 million. See "The Merger Agreement—Breakup Fee and ETP Expenses."

Expected Timing of the Merger

ETP and Sunoco currently expect to complete the merger in the second half of 2012, subject to the receipt of required Sunoco shareholder approval and regulatory approvals and the satisfaction or waiver of the other conditions to completion of the merger. Because many of the conditions to completion of the merger are beyond the control of ETP and Sunoco, exact timing for completion of the merger cannot be predicted with any amount of certainty.

No ETP Unitholder Approval

ETP unitholders are not required to approve the merger agreement or the merger or the issuance of common units in connection with the merger.

Accounting Treatment of the Transactions

In accordance with accounting principles generally accepted in the United States and in accordance with Financial Accounting Standards Board's Accounting Standards Codification Topic 805-Business Combinations, ETP will account for the merger as an acquisition of a business.

Regulatory Approvals

The following is a summary of the material regulatory requirements for completion of the transactions.

Antitrust. Under the HSR Act, and related rules, certain transactions, including the merger, may not be completed until notifications have been given and information furnished to the Antitrust Division and the FTC and all statutory waiting period requirements have been satisfied. ETE and Sunoco filed Notification and Report Forms with the Antitrust Division and the FTC on May 17, 2012. On May 25, 2012, ETE and Sunoco were notified by the FTC that the HSR Act waiting period was terminated.

At any time before or after the effective time of the merger, the Antitrust Division or the FTC could take action under the antitrust laws, including seeking to prevent the merger, to rescind the merger or to conditionally approve the merger upon the divestiture of assets of ETP or Sunoco or subject to other remedies. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest, including without limitation seeking to enjoin the completion of the merger or permitting completion subject to regulatory concessions or conditions. Private parties may also seek to take legal action under the antitrust laws under some circumstances. There can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

FERC Approval. Sunoco's subsidiary Sunoco Power Marketing, LLC is a public utility with a market-based rate tariff for the sale of electric power at wholesale that is regulated under the Federal Power Act. On May 2, 2012, Sunoco Power Marketing, LLC filed a notice of cancellation requesting that FERC cancel its market-based rate tariff. On May 31, 2012, FERC issued an order accepting the filing effective as of July 2, 2012.

General. Pursuant to the terms of the merger agreement, ETP and Sunoco have agreed to use their respective reasonable best efforts to take, or cause their subsidiaries to take, all actions necessary to obtain all regulatory approvals required to consummate the merger.

Pursuant to the merger agreement, ETP has agreed to take, or cause to be taken, any and all steps and to make, or cause to be made, any and all undertakings necessary to avoid or eliminate each and every impediment to consummation of the transactions contemplated by the merger agreement under regulatory laws (as defined in the merger agreement), including taking any action (including any action that limits ETP's freedom of action, ownership or control with respect to, or its ability to retain or hold, any of the businesses, assets, product lines or properties of ETP or Sunoco) as may be required in order to obtain all approvals and other confirmations or to avoid the commencement of any action to prohibit the merger, or, in the alternative, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any action or proceeding seeking to prohibit the merger or delay the closing beyond the end date.

Sunoco Shareholders Making Elections

No less than thirty days prior to the anticipated effective time of the merger (which we refer to as the "mailing date"), Sunoco shareholders will be mailed under separate cover a form of election for making an election to receive the standard mix of consideration, a cash election or a unit election. Any Sunoco shareholder who became a Sunoco shareholder after the record date established for the mailing date, or who did not otherwise receive a form of election, should contact Sunoco's proxy solicitor, Morrow & Co., at (877) 787-9239 or their broker, bank or other nominee to obtain a form of election. Sunoco shareholders who vote against approving the merger agreement are still entitled to make elections with respect to their shares. The form of election allows holders of Sunoco common stock to make an election to receive the standard mix of consideration, a cash election or a unit election for some or all of their shares of Sunoco common stock or no election for their shares of Sunoco common stock. Shares of Sunoco common stock as to which the holder has not made a valid election prior to the election deadline will be treated as though an election to receive the standard mix of consideration had been made. To validly make an election to receive the standard mix of consideration, a cash election or a unit election, Sunoco shareholders holders must properly complete, sign and send the form of election and stock certificates (or evidence of shares in book-entry form) to the exchange agent prior to the election deadline.

Exchange Agent

Computershare Trust Company, N.A. will serve as the exchange agent for purposes of effecting the election and proration procedures.

Election Deadline

Unless otherwise designated on the election form, the election deadline will be 5:00 p.m., New York time, on October 1, 2012. If the effective time of the merger is delayed to a subsequent date, the election deadline will be similarly delayed to a subsequent date (which will be the second business day prior to the new effective time of the merger), and ETP will promptly announce any such delay. Sunoco shareholders who hold their shares in "street name" may be subject to an earlier deadline. Therefore, you should carefully read any materials you receive from your broker.

Form of Election

The applicable form of election must be properly completed and signed and accompanied by:

- duly endorsed certificates representing all of the Sunoco shares to which such form of election relates, duly endorsed in blank or otherwise in a form acceptable for transfer on Sunoco's books (or appropriate evidence as to loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification, as described in the form of election); or

- a properly completed and signed notice of guaranteed delivery, as described in the instructions accompanying the form of election, from a firm which is a member of a registered national securities exchange or commercial bank or trust company having an office or correspondent in the United States, provided that the actual stock certificates are in fact delivered to the exchange agent by the time set forth in the notice of guaranteed delivery; or

- if the Sunoco shares are held in book-entry form, the documents specified in the instructions accompanying the form of election.

In order to make an election to receive the standard mix of consideration, a cash election or a unit election, the properly completed and signed form of election, together with one of the items described above, must be actually received by the exchange agent at or prior to the election deadline in accordance with the instructions accompanying the form of election.

Impact of Selling Shares as to which an Election has Already Been Made

Sunoco shareholders who have made elections will be unable to sell or otherwise transfer their shares after making the election, unless the election is properly revoked before the election deadline or unless the merger agreement is terminated.

Election Revocation and Changes

Generally, an election may be revoked or changed with respect to all or a portion of the Sunoco shares covered by the election by the holder who submitted the applicable form of election, but only by written notice received by the exchange agent prior to the election deadline. If an election is revoked, or the merger agreement is terminated, and any stock certificates have been transmitted to the exchange agent, the exchange agent will promptly return those certificates to the shareholder who submitted those certificates. Sunoco shareholders will not be entitled to revoke or change their elections following the election deadline, unless the merger agreement is thereafter terminated. As a result, Sunoco shareholders who have made elections will be unable to revoke their elections or sell their Sunoco shares during the period between the election deadline and the date of completion of the merger or termination of the merger agreement.

Sunoco shareholders not making a valid election in respect of their shares prior to the election deadline, including as a result of revocation, will be deemed non-electing holders. If it is determined that any purported cash election or unit election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis.

Non-Electing Holders

Sunoco shareholders who do not make an election to receive the standard mix of consideration, a cash election or a unit election, whose election forms are not received by the exchange agent by the election deadline, or whose election forms are improperly completed or not signed will be deemed not to have made an election (and such shares referred to as "no election shares"). Sunoco shareholders not making (including those deemed not to have made) an election in respect of some or all of their Sunoco shares will receive standard mix of consideration with respect to the Sunoco shares for which no election has been made. See "The Merger Agreement—Merger Consideration."

Neither ETP nor Sunoco is making any recommendation as to whether Sunoco shareholders should make an election to receive the standard mix of consideration, a cash election, a unit election or no election in the transactions. You must make your own decision with respect to such election. No guarantee can be made that you will receive the amount of cash consideration or unit consideration you elect. As a result of the proration procedures and other limitations described in this document and in the merger agreement, you may receive unit consideration or cash consideration in amounts that are different from the amounts you elect to receive. Because the value of the unit consideration and cash consideration may differ, you may receive consideration having an aggregate value less than that you elected to receive. The U.S. federal income tax consequences of the transactions to a Sunoco shareholder are complex and depend on a number of factors specific to each shareholder, including the type of consideration received in the merger. Please see the discussion set forth in the section entitled "Material U.S. Federal Income Tax Considerations" for a description of the material U.S. federal income tax consequences of the transactions. You should consult your own independent tax advisor concerning the U.S. federal income tax

consequences to you of the transactions, as well as the application of state, local and foreign income and other tax laws, in light of your particular circumstances.

Exchange of Shares

ETP has appointed Computershare Trust Company, N.A. as exchange agent for the purpose of:

- receiving election forms;

- determining in accordance with the merger agreement (and the election form) the merger consideration to be received by each holder of shares of Sunoco common stock; and

- exchanging the applicable merger consideration for certificates formerly representing shares of Sunoco common stock or for Sunoco shares represented by book-entry notations.

As soon as reasonably practicable after the effective time (and not later than the 5th business day following the effective time), the exchange agent will mail to each holder of shares of Sunoco common stock which at the effective time were converted into the right to receive the merger consideration but had not previously made an election with respect to the merger consideration, (i) a letter of transmittal and (ii) instructions for use in effecting the surrender of the shares of Sunoco common stock in exchange for the standard mix of consideration, including, cash, ETP common units (which will be issued in book-entry form) and cash in lieu of any fractional ETP common units. Such holders will be paid the merger consideration to which they are entitled upon the surrender to the exchange agent of such shares of Sunoco common stock and a duly completed and validly executed letter of transmittal and any other documents required by the exchange agent. No interest will be paid or will accrue on any cash amounts received as merger consideration or in lieu of any fractional ETP common units.

No distributions with respect to ETP common units with a record date after the effective time will be paid to the holder of any unsurrendered Sunoco shares with respect to the ETP common units represented by such shares, and no cash payment in lieu of fractional ETP common units will be paid to any such holder, until such Sunoco shares have been surrendered in accordance with the terms of the merger agreement. Subject to applicable laws, following surrender of any such Sunoco shares, the record holders of such shares will be paid, without interest, (i) promptly after such surrender, the number of whole ETP common units to which such holder is entitled, payment by cash or check of the amount of cash merger consideration to which such holder is entitled, together with any cash payable in lieu of fractional ETP common units to which such holder is entitled, and the amount of distributions with a record date after the effective time theretofore paid with respect to such whole ETP common units and (ii) at the appropriate payment date, the amount of distributions with a record date after the effective time and a payment date subsequent to the surrender of such shares of Sunoco common stock payable with respect to such whole ETP common units.

All merger consideration issued upon the surrender for exchange of Sunoco shares in accordance with the terms of the merger agreement and any cash paid in lieu of fractional ETP common units or as distributions pursuant to the merger agreement will be deemed to have been issued (or paid) in full satisfaction of all rights pertaining to such Sunoco shares. After the effective time, the stock transfer books of Sunoco will be closed, and there will be no further registration of transfers on the stock transfer books of Sunoco common stock. If, after the effective time, Sunoco shares are presented to Sunoco or the exchange agent for any reason, they will be cancelled and exchanged as provided in the merger agreement. If any Sunoco shares have been lost, stolen or destroyed, the exchange agent will issue the merger consideration to be paid with respect to such shares, upon the making of an affidavit of the fact by the person claiming their Sunoco shares to be lost, stolen or destroyed and, if required by ETP, the posting of a bond, in such amount as ETP determines, as indemnity against any claim that many be made against it with respect to such claimed lost stolen or destroyed shares.

Each of ETP, ETP GP, Merger Sub and the exchange agent will be entitled to deduct and withhold from the merger consideration otherwise payable to any holder of shares, such amounts as are required to be withheld or deducted under the Internal Revenue Code or any tax law with respect to the making of such payment. To the extent that amounts are withheld and paid over to the applicable governmental entity, such withheld or deducted amounts will be treated as having been paid to the holder of the Sunoco shares, in respect of which such deduction and withholding were made.

One year after the effective time, any portion of the exchange fund that remains undistributed to former Sunoco shareholders will be delivered to ETP and any holders of Sunoco shares who have not surrendered such shares to the exchange agent in compliance with the merger agreement may thereafter look only to ETP for payment of their claim for the applicable merger consideration, any cash in lieu of fractional common units, and any distributions payable pursuant to the merger agreement.

Listing of ETP Units Issued in the Transactions; Delisting and Deregistration of Sunoco Common Stock After the Transactions

It is a condition to the completion of the transactions that the ETP common units deliverable to the shareholders of Sunoco as contemplated by the merger agreement will have been approved for listing (subject, if applicable, to notice of issuance) for trading on the NYSE. Upon completion of the merger, the Sunoco common stock will cease to be listed on the NYSE and will subsequently be deregistered under the Exchange Act.

Litigation Related to the Merger

Following the announcement of the merger on April 30, 2012, eight putative class action and derivative complaints challenging the merger were filed in the Court of Common Pleas of Philadelphia County, Pennsylvania. On August 1, 2012, the actions were consolidated pursuant to court order under the caption *In re Sunoco, Inc.*, No. 1204-03894. On August 8, 2012, the plaintiffs filed an amended complaint in the consolidated action. The amended consolidated complaint names as defendants the members of Sunoco's board of directors as of April 29, 2012 and alleges that they breached their fiduciary duties by negotiating and executing, through an unfair and conflicted process, a merger agreement that provides inadequate consideration and contains impermissible terms designed to deter alternative bids. The amended consolidated complaint also names as defendants ETP, ETP GP, Sam Acquisition Corp., and ETE, alleging that they aided and abetted the breach of fiduciary duties by Sunoco's directors. The amended consolidated complaint also names Sunoco as a nominal defendant.

In addition, a complaint captioned *Turberg v. Sunoco, Inc., et al.*, No. 2:12-cv-3831, was filed on July 6, 2012 in the United States District Court for the Eastern District of Pennsylvania. It names as defendants Sunoco, Sunoco's directors, ETP, and six of ETP's directors and officers. The complaint alleges that Sunoco and its directors violated Sections 14(a) and 20(a) of the Exchange Act and that ETP and the directors of ETP GP violated Sections 11 and 15 of the Securities Act because the defendants omitted material information from the preliminary proxy statement filed on June 22, 2012 in connection with the merger.

Both the consolidated state action and the federal action seek an injunction barring completion of the merger and damages. The defendants believe that the lawsuits are without merit and intend to defend vigorously against them.

THE MERGER AGREEMENT

The following section summarizes material provisions of the merger agreement, including Amendment No. 1. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. This summary is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached as Annex A to this document and is incorporated by reference herein. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this document. You are urged to read the merger agreement carefully and in its entirety before making any decisions regarding the merger.

The merger agreement summary is included in this document only to provide you with information regarding the terms and conditions of the merger agreement, and not to provide any other factual information about ETP or Sunoco or their respective subsidiaries, affiliates or businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read together with the information provided elsewhere in this document and in the documents incorporated by reference herein. See "Where You Can Find More Information."

The representations, warranties and covenants contained in the merger agreement and described in this document were made only for purposes of the merger agreement and as of specific dates and may be subject to more recent developments, were made solely for the benefit of the other parties to the merger agreement and may be subject to limitations agreed upon by the contracting parties, including being qualified by reference to confidential disclosures which may modify, qualify or create exceptions to the representations and warranties, for the purposes of allocating risk between the parties to the merger agreement instead of establishing these matters as facts, and may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors. The representations and warranties contained in the merger agreement do not survive the effective time of the merger. Moreover, information concerning the subject matter of the representations, warranties, covenants and agreements may change after the date of the merger agreement. ETP and Sunoco will provide additional disclosure in their filings with the SEC, to the extent that they are aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the merger agreement and will update such disclosure as required by federal securities laws.

The Merger

The merger agreement by and among ETP, ETP GP, Merger Sub, Sunoco, and solely for purposes of Section 5.2(b)(iv)(E) and Article VIII of the merger agreement, ETE, provides for the merger of Merger Sub with and into Sunoco, with Sunoco as the surviving entity becoming a subsidiary of ETP. The articles of incorporation and bylaws of Sunoco immediately prior to the effective time of the merger will be the articles of incorporation and bylaws of Sunoco after the merger.

Merger Closing and Effective Time

The closing of the merger will be on the second business day after the satisfaction or waiver of the conditions to closing, which are described in the section titled "—Conditions to the Merger" unless ETP and Sunoco agree in writing to a different date. The merger will be effective at the time the articles of merger are filed with the Department of State of the Commonwealth of Pennsylvania or at such later time as the parties agree upon and is specified in the articles of merger in accordance with the PBCL (which we refer to as, the "effective time").

Directors and Officers

The directors and officers of Merger Sub immediately prior to the effective time will be the initial directors and officers of Sunoco following the effective time and will hold their respective positions until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Merger Consideration

At the effective time, each share of Sunoco common stock outstanding immediately prior to the effective time (other than shares held (i) directly by Sunoco in treasury or by ETP or Merger Sub and (ii) by any direct or indirect wholly owned subsidiary of Sunoco, ETP or Merger Sub, which will be cancelled and cease to exist) will be converted into the right to receive, at the election of the holder thereof:

- $25.00 in cash without interest and 0.5245 ETP common unit (which we refer to as a "standard mix election");

- $50.00 in cash without interest (which we refer to as a "cash election"); or

- 1.0490 ETP common units (which we refer to as a "unit election") and cash in lieu of any fractional ETP common units.

The cash election and unit election, however, will be subject to proration to ensure that the total amount of cash paid and the total number of ETP common units issued in the merger to Sunoco shareholders as a whole are equal to the total amount of cash that would have been paid and the total number of ETP common units that would have been issued if all Sunoco shareholders received the standard mix of consideration.

Therefore, if providing $50.00 in cash per Sunoco share to those who make the cash election would cause ETP to pay more cash than if all Sunoco shareholders were to receive $25.00 in cash per Sunoco share, then the amount of cash per Sunoco share to be received by holders making a cash election will be reduced (pro rata across all outstanding Sunoco shares subject to a cash election), so that the aggregate cash paid to all Sunoco shareholders is equal to $25.00 per Sunoco share, and the remainder of the consideration in respect of outstanding Sunoco shares subject to a cash election will be payable in ETP common units and cash in lieu of fractional units.

In addition, if providing 1.0490 ETP common units per Sunoco share to those who make the unit election would cause ETP to issue more ETP common units than if all Sunoco shareholders received 0.5245 of an ETP common unit per Sunoco share, then the amount of ETP common units per Sunoco share to be received by holders making a unit election will be reduced (pro rata across all outstanding Sunoco shares subject to a unit election), so that the aggregate ETP common units paid to all Sunoco shareholders is equal to 0.5245 of an ETP common unit per share, and the remainder of the consideration in respect of outstanding Sunoco shares subject to a unit election will be payable in cash.

Conditions to the Merger

Conditions to Each Party's Obligations

Each party's obligation to complete the merger is subject to the fulfillment or waiver of the following conditions at or prior to the effective time:

- the merger agreement must have been approved by the required vote of the holders of Sunoco common stock;

- the absence of any law or injunction by any court or tribunal of competent jurisdiction which prohibits the consummation of the merger;

- the approval of FERC must have been obtained, if required, and the expiration or termination of any waiting period under the HSR Act must have occurred; and

- the registration statement on Form S-4 (of which this document forms a part) must be effective and the absence of any SEC stop order or the initiation or threat of any proceedings seeking a stop order.

The conditions relating to the approval of FERC and the expiration or termination of any waiting period under the HSR Act have been or will have been satisfied prior to the completion of the merger. See the section titled "Proposal 1: The Merger—Regulatory Approvals."

Conditions to Sunoco's Obligations

The obligation of Sunoco to effect the merger is further subject to the fulfillment, or waiver by Sunoco prior to the effective time, of the following conditions:

- the representations and warranties of ETP and Merger Sub in the merger agreement must be true and correct as of the date of the merger agreement and as of the closing date as though made at the closing date (without giving effect to any materiality, material adverse effect and similar qualifiers) except where the failure to be true and correct would not, in the aggregate, have a material adverse effect on ETP; except:

    - the representations and warranties of ETP and Merger Sub regarding the equity interests of ETP and its subsidiaries must be true and correct in all material respects both as of the date of the merger agreement and as of the closing date as though made at the closing date, except for immaterial inaccuracies; and

    - the representations and warranties of ETP and Merger Sub regarding the absence of a material adverse effect at ETP since December 31, 2011 must be true and correct as of the date of the merger agreement and as of the closing date as though made at the closing date, in each case, provided that the representations and warranties that speak only as of a particular date or period need only be true and correct as of such date or period;

- ETP must have in all material respects performed all of its obligations and complied with all covenants required by the merger agreement to be performed or complied with prior to the effective time;

- ETP must have delivered to Sunoco a certificate, certifying to the effect that the two foregoing conditions to closing have been satisfied;

- ETP common units to be issued in the merger must have been approved for listing on the NYSE, subject to official notice of issuance;

- ETP must have received the following written opinions, dated as of the closing date:

    - An opinion of Bingham McCutchen LLP, special tax counsel to ETP, dated as of the closing date, to the effect that, for U.S. federal income tax purposes, ETP should not be treated as an investment company for purposes of Section 721(b) of the Internal Revenue Code; and

    - An opinion of Latham & Watkins LLP, counsel to ETP, dated as of the closing date, to the effect that, for U.S. federal income tax purposes, 90% of the current gross income of ETP constitutes qualifying income within the meaning of Section 7704(b) of the Internal Revenue Code and ETP will be treated as a partnership for federal income tax purposes pursuant to Section 7704(c) of the Internal Revenue Code;

- Sunoco must have received a written opinion from Wachtell Lipton, special counsel to Sunoco, dated as of the closing date, to the effect that for U.S. federal income tax purposes, the merger should qualify as an exchange to which Section 721(a) of the Internal Revenue Code applies; and

- ETP GP must have executed a partnership agreement amendment in the form on Annex A to the merger agreement.

Conditions to ETP's Obligations

The obligation of ETP to effect the merger is further subject to the fulfillment, or waiver by ETP, at or prior to the effective time, of the following conditions:

- the representations and warranties of Sunoco in the merger agreement must be true and correct as of the date of the merger agreement and as of the closing date as though made at the closing date (without giving effect to any materiality, material adverse effect and similar qualifiers) except where the failure to be true and correct would not, in the aggregate, have a material adverse effect on Sunoco; except:

    - the representations and warranties of Sunoco regarding the equity interests of Sunoco and Sunoco Logistics must be true and correct in all material respects both as of the date of the merger agreement and as of the closing date as though made at the closing date, except for immaterial inaccuracies; and

- • the representations and warranties of Sunoco regarding the absence of a material adverse effect at Sunoco or Sunoco Logistics since December 31, 2011 must be true and correct as of the date of the merger agreement and as of the closing date as though made at the closing date, in each case, provided that the representations and warranties that speak only as of a particular date or period need only be true and correct as of such date or period;

- • Sunoco must have performed, in all material respects, all of its obligations and complied with all covenants required by the merger agreement to be performed or complied with prior to the effective time; and

- • Sunoco must have delivered to ETP a certificate, certifying to the effect that the two foregoing conditions to closing have been satisfied.

No Dissenters Rights

In accordance with the PBCL, the merger will not entitle any holder of Sunoco common stock to any dissenters rights.

Representations and Warranties

The merger agreement contains general representations and warranties made by each of ETP, ETP GP ETP GP and Merger Sub, on the one hand, and Sunoco on the other, to the other party, regarding aspects of their respective businesses, financial condition and structure, as well as other facts pertinent to the merger. These representations and warranties are in many respects subject to materiality, knowledge and other similar qualifications contained in the merger agreement and expire at the effective time. The representations and warranties of each of ETP, ETP GP and Merger Sub, on the one hand, and Sunoco on the other, were made solely for the benefit of the other party. In addition, those representations and warranties were intended not as statements of actual fact, but rather as a way of allocating risk between the parties, were modified by the disclosure schedules attached to the merger agreement, were subject to the materiality standard described in the merger agreement (which may differ from what may be viewed as material by you) and were made only as of the date of the merger agreement and the closing date of the merger or another date as is specified in the merger agreement. Information concerning the subject matter of these representations or warranties may have changed since the date of the merger agreement. ETP and Sunoco will provide additional disclosure in their SEC reports to the extent that they are aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the merger agreement and will update such disclosure as required by federal securities laws.

Sunoco

Sunoco made a number of representations and warranties to ETP and Merger Sub, including representations and warranties related to the following matters:

- • the organization, qualification to do business and good standing of Sunoco and its subsidiaries;

- • the capital structure of Sunoco and its subsidiaries;

- • the authority of Sunoco, and the governmental and regulatory approvals necessary, to enter into the merger agreement and consummate the transactions contemplated thereby, and the absence of any loss, or creation of any lien, or violation of the organizational documents of Sunoco and its subsidiaries or any applicable laws resulting from the consummation of the transactions contemplated by the merger agreement;

- Sunoco and its subsidiaries' SEC filings and the financial statements contained therein;

- Sunoco and Sunoco Logistics internal controls over financial reporting and disclosure controls and procedures;

- Sunoco and its subsidiaries' undisclosed liabilities;

- Sunoco and its subsidiaries' compliance with laws and permits;

- Sunoco and its subsidiaries' environmental liabilities;

- Sunoco and its subsidiaries' employee benefit plans and other employee benefits matters;

- the conduct of Sunoco and its subsidiaries' business and the absence of certain adverse changes or events since December 31, 2011;

- litigation, investigations, claims or judgments against Sunoco or its subsidiaries;

- the accuracy of the information supplied by Sunoco and its subsidiaries for this document and the registration statement of which it is a part;

- certain regulatory matters related to Sunoco and its subsidiaries;

- Sunoco and its subsidiaries' taxes, tax returns and other tax matters;

- certain labor matters related to Sunoco and its subsidiaries;

- Sunoco and its subsidiaries' intellectual property;

- Sunoco and its subsidiaries' owned and leased real property and rights-of-way;

- Sunoco and its subsidiaries' insurance policies;

- the receipt by the Sunoco board of directors of an opinion from Credit Suisse related to the fairness of the merger consideration to be received by holders of Sunoco common stock;

- Sunoco and its subsidiaries' material contracts and the absence of a material breach of such contracts;

- investment banker, broker or finder fees in connection with the consummation of the merger;

- the inapplicability of Pennsylvania's anti-takeover statute restrictions; and

- the absence of any additional ETP or Merger Sub representations or warranties beyond those in the merger agreement.

ETP

ETP, ETP GP and Merger Sub each also made a number of representations and warranties to Sunoco, including representations and warranties related to the following matters:

- organization, qualification to do business and good standing of ETP, ETP GP and its subsidiaries;

- the equity interests of ETP and capital structure of Merger Sub;

- the authority of ETP, ETP GP and Merger Sub, and governmental and regulatory approvals necessary, to enter into the merger agreement and consummate the transactions contemplated thereby, and the absence of any loss, or creation of any lien, or violation of the organizational documents of ETP and its subsidiaries, or any applicable laws resulting from the consummation of the transactions contemplated by the merger agreement;

- ETP and its subsidiaries' SEC filings and the financial statements contained therein;

- ETP's internal controls over financial reporting and disclosure controls and procedures;

- ETP and its subsidiaries' undisclosed liabilities;

- ETP and its subsidiaries' compliance with laws and permits;

- ETP and its subsidiaries' environmental liabilities;

- ETP and its subsidiaries' employee benefit plans and other employee benefits matters;

- the conduct of Sunoco and its subsidiaries' business and the absence of certain adverse changes or events since December 31, 2011;

- litigation, investigations, claims or judgments against ETP or its subsidiaries;

- the accuracy of the information supplied by ETP or its subsidiaries for this document and the registration statement of which it is a part;

- certain regulatory matters related to ETP and its subsidiaries;

- ETP's taxes and tax returns and other tax matters;

- certain labor matters related to ETP and its subsidiaries;

- ETP and its subsidiaries' owned and leased real property and rights-of-way;

- ETP and its subsidiaries' insurance policies;

- the receipt of an opinion from ETP's financial advisor;

- ETP and its subsidiaries' material contracts and the absence of a material breach of such contracts;

- investment banker, broker or finder fees in connection with the consummation of the merger;

- the lack of ownership of Sunoco common stock by ETP, its subsidiaries and affiliates;

- ETP's funds to consummate the merger and the other transactions contemplated by the merger agreement; and

- the absence of any additional Sunoco representations or warranties beyond those in the merger agreement.

Definition of Material Adverse Effect

Many of the representations and warranties of ETP, ETP GP, Merger Sub and Sunoco are qualified by a material adverse effect standard. For purposes of the merger agreement, "material adverse effect," with respect to either ETP, Sunoco or Sunoco Logistics, is defined to mean an event, change, effect, development or occurrence that has had, or is reasonably likely to have, a material adverse effect on the business, financial condition or continuing results of operations of either (i) ETP and its subsidiaries, taken as a whole, (ii) Sunoco and its subsidiaries, taken as a whole, or (iii) Sunoco Logistics and its subsidiaries, taken as a whole, as the case may be, in either case, other than any event, change, effect, development or occurrence:

- disclosed in any of the applicable party's SEC filings prior to the date of the merger agreement (excluding any disclosure set forth in any risk factor section, or in any section relating to forward looking statements) or as disclosed on the applicable party's disclosure schedule to the merger agreement;

- generally affecting the economy, the financial or securities markets, or political, legislative or regulatory conditions, in the United States or elsewhere in the world (so long as it does not disproportionately affect the applicable party relative to similarly situated industry companies); or

- resulting from or arising out of:

  (A) changes or developments in the industries in which the applicable party or its subsidiaries conduct their business;

  (B) changes or developments in prices for oil, natural gas or other commodities or for the applicable party's raw material inputs and end products;

  (C) the announcement or the existence of, or compliance with the merger agreement or the transactions contemplated thereby (including its impact on the relationships of the applicable party and its subsidiaries with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the merger or the other transactions contemplated by the merger agreement);

(D) taking of any action at the written request of (i) ETP or Merger Sub, in the case of Sunoco or Sunoco Logistics, or (ii) Sunoco, in the case of ETP;

(E) adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other law of or by governmental entity, or market administrator;

(F) changes in GAAP or accounting standards or interpretations thereof;

(G) earthquakes, any weather-related or other force majeure event, or outbreak, or escalation of hostilities or acts of war or terrorism;

(H) failure by the applicable party to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (although this exclusion does not affect a determination that the underlying event, change, effect, development or occurrence resulted in, or contributed to, a material adverse effect);

(I) in the case of Sunoco only, the announcement of, or the existence of, or compliance with any agreement within regards to Sunoco's previously announced exit of its refining business; or

(J) any changes in the share price or trading volume of the equity interests of ETP or Sunoco, as the case may be, or in their respective credit ratings (although this exclusion does not affect a determination that the underlying event, change, effect, development or occurrence resulted in, or contributed to, a material adverse effect); except, in each case with respect to subclauses (A) and (B) and (E) through (G) above, to the extent disproportionately affecting ETP, Sunoco or Sunoco Logistics, as the case may be, and its subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which such party and its subsidiaries operate.

Conduct of Business Pending the Merger

Sunoco

Sunoco has agreed that, until the earlier of the termination of the merger agreement or the effective time, except (i) as required by law or any applicable stock exchange or regulatory authority, (ii) as may be agreed in writing by ETP (which consent will not be unreasonably withheld, delayed or conditioned), (iii) as may be contemplated or required by the merger agreement, (iv) pursuant to Sunoco's previously announced exit of its refining business (on which Sunoco will keep ETP reasonably informed) or pursuant to the additional transactions (as defined in the merger agreement), or (v) as set forth on Sunoco's disclosure schedule to the merger agreement, Sunoco:

- will conduct the business of Sunoco and its subsidiaries in the ordinary course of business; and

- will use commercially reasonable efforts to preserve intact their present lines of business, maintain their rights and franchises and preserve their relationships with customers and suppliers.

Sunoco has further agreed that, on behalf of itself and its subsidiaries, until the earlier of the termination of the merger agreement or the effective time, except (i) as required by law or any applicable stock exchange or regulatory authority, (ii) as may be agreed in writing by ETP (which consent will not be unreasonably withheld, delayed or conditioned), (iii) as may be contemplated or required by the merger agreement, (iv) pursuant to Sunoco's previously announced exit of its refining business (on which Sunoco will keep ETP reasonably informed) or pursuant to the additional transactions (as defined in the merger agreement), or (v) as set forth on Sunoco's disclosure schedule, Sunoco:

- will not adopt any amendment to its articles of incorporation or by-laws, and will not permit its subsidiaries to do so;

- will not permit its subsidiaries to split, combine or reclassify its capital stock or authorize the issuance of any other securities in lieu thereof, except for transactions by a wholly owned subsidiary of Sunoco which remains a wholly owned subsidiary after such transaction;

- except in the ordinary course of business, will not, and not permit its subsidiaries to, authorize or pay any dividend or make any distribution with respect to outstanding shares of capital stock, except (1) by a subsidiary to Sunoco or its subsidiaries in the ordinary course, (2) those required under the organizational documents of the entity in effect on the date of the merger agreement (but Sunoco Logistics will not pay any distributions other than regular quarterly cash distributions, not in excess of $0.42 per unit per quarter with the usual record and payment dates, as may be adjusted pursuant to Sunoco's disclosure schedule), (3) regular quarterly cash distributions with customary record and payment dates on Sunoco common stock, not in excess of $0.20 per share per quarter and (4) regular quarterly cash dividends with customary record and payment dates on the Sunoco Logistics incentive distribution rights as required by the Sunoco Logistics partnership agreement;

- will not, and will not permit its material subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, or any reorganization, other than the merger, or reorganizations solely among Sunoco and its wholly owned subsidiaries or among its wholly owned subsidiaries;

- will not, and will not permit its subsidiaries to, make any acquisition or make any loans, advances or capital contributions to, or investments in excess of $25 million, except (1) as contemplated by Sunoco's fiscal 2012 budget and capital expenditure plan or (2) among Sunoco and its wholly owned subsidiaries or among its wholly owned subsidiaries; that in each case, would not be expected to prevent, materially impede or materially delay the merger;

- will not, and will not permit its subsidiaries to, sell, lease, license, transfer, exchange or swap or dispose of any properties or non-cash assets with a value of more than $25 million, except (1) of obsolete or worthless equipment, (2) of inventory, commodities and produced hydrocarbons, crude oil and refined products in the ordinary course of business, 3) among Sunoco and its wholly owned subsidiaries or among its wholly owned subsidiaries or 4) in the ordinary course of business pursuant to Sunoco's Retail Portfolio Management Program;

- will not, and will not permit its subsidiaries to, authorize any capital expenditures in excess of $50 million, except (1) as contemplated by Sunoco's fiscal 2012 budget and capital expenditure plan, (2) as contemplated by Sunoco's fiscal 2013 budget and capital expenditures plan, which will not be greater than the expenditures contemplated by Sunoco's 2012 budget and capital expenditure plan, plus 10%, excluding extraordinary items, or (3) those made in response to any emergency;

- except as required by any Sunoco benefit plan as in effect on the merger agreement date (or as modified in compliance with the merger agreement), will not, and will not permit its subsidiaries to, (1) increase the compensation or benefits payable or provided to Sunoco's directors, officers, employees or other service providers, other than customary increases consistent with past practice, (2) enter into or amend any employment, change of control, severance or retention agreement with any director, officer or key employee, except (x) for agreements entered into with newly hired employees who are not officers or (y) for severance agreements entered into with employees who are not officers in connection with terminations of employment, in each case, in the ordinary course of business consistent with past practice, (3) establish, adopt, enter into, terminate or amend any arrangement for the benefit of any current or former Sunoco director, officer or employee (or any of its subsidiaries other than Sunoco Partners LLC) or any of their beneficiaries, except in the ordinary course of business consistent with past practice as would not result in a material increase in cost to Sunoco; (other than any equity based plan, policy or arrangement or award thereunder), (4) establish, adopt, enter into or amend any employee benefit plan or arrangement that would result in additional payments, funding or vesting in connection with the merger agreement transactions, except as permitted by the merger agreement, (5) enter into, terminate or amend any material collective bargaining agreements, (6) make any change in Sunoco or its material subsidiaries' key management structure, including the hiring of additional officers or the termination of existing officers, or (7) enter into or make any loans or advances to any of its officers, directors, employees, agents, or consultants (other than those for travel or reasonable business expenses);

- will not, and will not permit its subsidiaries to, materially change financial accounting policies or procedures or any of its methods of reporting material items for financial accounting purposes, except as required by GAAP, SEC rule or policy or law;

- will not, and will not permit its subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in Sunoco or any of its subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing Sunoco benefit plans (except as otherwise provided in the merger agreement or the terms of any unexercisable or unexercised options or warrants outstanding on the merger agreement date), other than (1) issuances of Sunoco shares or Sunoco Logistics common units in respect of the exercise or settlement of any Sunoco equity awards or phantom units in Sunoco Logistics outstanding on the merger agreement date, (2) the sale of Sunoco shares pursuant to the exercise of Sunoco options if necessary to effectuate an option direction upon exercise or for withholding of taxes, (3) the grant by Sunoco Logistics or Sunoco Partners LLC of Sunoco Logistics equity compensation awards to individuals performing services solely with respect to Sunoco Partners LLC, Sunoco Logistics or any of their subsidiaries at times, in amounts, on terms and conditions and otherwise in the ordinary course of business consistent with past practice, or (4) for transactions among Sunoco and its wholly owned subsidiaries or among its wholly owned subsidiaries;

- will not, and will not permit its subsidiaries to acquire any shares of the capital stock of any of them or any rights, warrants or options to acquire any such shares, except for transactions among Sunoco and its subsidiaries or among its subsidiaries;

- will not, and will not permit its subsidiaries to become liable for any indebtedness for borrowed money or any guarantee of such indebtedness, except (1) in the ordinary course of business, (2) among Sunoco and its wholly owned subsidiaries or among its wholly owned subsidiaries, (3) incurred to replace, renew, extend, refinance or refund any existing indebtedness on substantially the same or more favorable terms and (4) for any guarantees by Sunoco of indebtedness of its subsidiaries or guarantees by its subsidiaries of indebtedness of Sunoco or any Sunoco subsidiary; in each case, not to exceed $25 million in principal amount outstanding at the time incurred, and that such indebtedness does not impose or result in any additional restrictions or limitations that would be material to Sunoco and its subsidiaries, or, following the closing of the merger, ETP and its subsidiaries, other than any obligation to make payments on such indebtedness and other than any restrictions or limitations to which Sunoco or any subsidiary is subject as of the merger agreement date;

- other than in the ordinary course of business, will not, and will not permit its subsidiaries to, modify, amend or terminate, or waive any rights under any Sunoco material contract or under any Sunoco permit, in a manner or with an effect that is materially adverse to Sunoco and its subsidiaries;

- will not, and will not permit its subsidiaries to, waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises (1) equal to or lesser than the amounts reserved for it on the balance sheet as of December 31, 2011 or (2) that do not exceed $50 million;

- will not make, revoke or amend any material tax election, enter into any closing agreement, settlement or compromise of any claim or assessment with respect to any material tax liability, amend any material tax return, or surrender a claim for a material refund of taxes, except, in each case, if such actions would not materially increase Sunoco and its subsidiaries' tax liability;

- take, or fail to take, any action that would be expected to cause Sunoco Logistics to be treated, for U.S. federal income tax purposes, as a corporation;

- except as otherwise permitted by the merger agreement or for transactions between Sunoco and its subsidiaries or among its subsidiaries, will not, and will not permit its subsidiaries, to prepay, redeem, repurchase, defease, cancel or otherwise acquire any indebtedness or guarantees thereof of Sunoco or any subsidiary, other than at stated maturity and any required amortization payments and mandatory prepayments, in each case in accordance with the terms of the instrument governing such indebtedness as in effect on the merger agreement date;

- will not, and will not permit its subsidiaries to, establish any "captive" insurance company;

- will not, and will not permit its subsidiaries to, (1) sell any of their respective receivables under or borrow under Sunoco's receivables facility, other than for letters of credit issued pursuant thereto that exist as of the merger agreement date, (2) amend Sunoco's receivables facility in order to extend it beyond its termination date or (3) incur any indebtedness for borrowed money under Sunoco's credit facility (Sunoco and its subsidiaries are permitted to issue letters of credit under Sunoco's credit facility in connection with the purchase, sale or transfer of inventory, commodities and hydrocarbons, crude oil and refined products); and

- will not, and will not permit any of its subsidiaries to, agree to take any of the foregoing actions.

ETP

ETP has agreed that, until the earlier of the termination of the merger agreement or the effective time, except (i) as required by law or any applicable stock exchange or regulatory authority, (ii) as may be agreed in writing by Sunoco (which consent will not be unreasonably withheld, delayed or conditioned), (iii) as may be contemplated or required by the merger agreement, or (iv) as set forth on ETP's disclosure schedule to the merger agreement, ETP and ETP GP:

- will conduct the business of ETP and its subsidiaries in the ordinary course of business; and

- will use commercially reasonable efforts to preserve intact their present lines of business, maintain their rights and franchises and preserve their relationships with customers and suppliers.

ETP and ETP GP have further agreed that, until the earlier of the termination of the merger agreement or the effective time, except (i) as required by law or any applicable stock exchange or regulatory authority, (ii) as may be agreed in writing by Sunoco (which consent will not be unreasonably withheld, delayed or conditioned), (iii) as may be contemplated or required by the merger agreement, or (iv) as set forth on ETP's disclosure schedule, ETP, ETP GP (and ETE, solely with regards to the first bullet point below):

- will not, and will not permit any of its subsidiaries to, make any acquisition or make loans, advances or capital contributions, or investments, that would be expected to prevent, materially impede or materially delay the merger;

- will not adopt any amendment to ETP's organizational documents or the organizational documents and governance arrangements of ETP GP;

- will not, and will not permit their subsidiaries to, split, combine or reclassify any of their equity interests or other ownership interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or equity interests, except for any such transaction by a wholly owned subsidiary of ETP which remains a wholly owned subsidiary after such transaction;

- except in the ordinary course of business, will not, and will not permit its subsidiaries that are not wholly owned by ETP or wholly owned subsidiaries of such subsidiaries to, authorize or pay any dividends on or make any distribution with respect to its outstanding equity securities, except (1) by any subsidiaries only to ETP or any subsidiary of ETP in the ordinary course of business, (2) as required under the applicable organizational documents of such entity in effect on the merger agreement date, (3) regular quarterly cash distributions with customary record and payment dates on the common units not in excess of $0.89375 per ETP common unit per quarter, as may be adjusted pursuant to ETP's disclosure schedule and (4) regular quarterly cash distributions with customary record and payment dates on the incentive distribution rights as required by the ETP partnership agreement;

- will not, and will not permit any of its material subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the merger and other than any such transactions solely among ETP and its subsidiaries or among ETP's subsidiaries;

- will not issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any equity interest or other ownership interest in ETP or any securities convertible into or exchangeable for any such equity interest or other ownership interest, or any rights, warrants or options to acquire any such equity interest, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing ETP benefit plans, other than (1) issuances of common units in respect of any exercise of ETP equity awards and settlement of any ETP equity awards outstanding on the merger agreement date or as may be granted after the merger agreement date as permitted in the merger agreement, (2) the sale of ETP common units pursuant to the exercise of options if necessary to effectuate an option direction upon exercise or for withholding of taxes, (3) the grant of equity compensation awards under the ETP equity plans, or (4) for transactions among ETP and its subsidiaries or among ETP's subsidiaries;

- will not acquire any equity securities of ETP or ETP GP or any rights, warrants or options to acquire any such equity securities, except for transactions among ETP and its subsidiaries or among ETP's subsidiaries;

- take any action or fail to take any action that would be expected to cause ETP to be treated, for U.S. federal income tax purposes, (1) as a corporation or (2) as a partnership that would be treated as an investment company if the partnership were incorporated; and

- will not, and will not permit any of its subsidiaries to, agree to take any of the foregoing actions.

Mutual Access

Until the effective time or the earlier termination of the merger agreement, ETP and Sunoco agreed to afford the other party and its representatives, reasonable access during normal business hours to its and its subsidiaries' personnel and properties, contracts, commitments, books and records and any reports, schedules or documents filed or received by it pursuant to law, together with such other accounting, financing, operating, environmental and other information as a party may reasonably request. Notwithstanding the obligations described above, neither Sunoco nor ETP is required to afford such access if it would unreasonably disrupt the operations of such party or its subsidiaries, would cause a violation of any agreement to which it or its subsidiaries is party, would cause a risk of a loss privilege to such party or its subsidiaries or would violate the law. Neither Sunoco or ETP or any of their respective representatives are permitted to perform onsite procedures on property of the other party or its subsidiaries without prior written consent. Sunoco and ETP are required to comply, and cause their respective subsidiaries and representatives to comply, with their respective obligations under the confidentiality agreement between Sunoco and ETP.

Non-Solicitation by Sunoco

Termination of Discussions

Sunoco agreed to, immediately following the execution of the merger agreement, cease and terminate any discussions related to an acquisition proposal (as defined below), and to cause its subsidiaries and their respective directors, officers and employees, and to use reasonable best efforts to cause its representatives, to cease and terminate such discussions.

Non-Solicitation Obligations

Subject to certain exceptions summarized below, from the merger agreement date until the earlier of the effective time or the termination of the merger agreement, Sunoco has agreed that it will not, and it will cause its subsidiaries, and its and their respective officers, directors, employees and representatives not to, directly or indirectly:

- solicit, initiate, seek or knowingly encourage or facilitate any inquiries regarding or any proposal that constitutes, or would reasonably be expected to lead to, an acquisition proposal;

- furnish any non-public information regarding Sunoco or any of its subsidiaries to, or afford access to the business, properties, books or records of Sunoco or any of its subsidiaries, in connection with or in response to an acquisition proposal or any inquiries regarding an acquisition proposal;

- engage or participate in any discussions or negotiations in connection with any acquisition proposal;

- approve, endorse or recommend (or publicly propose to approve, endorse or recommend) any acquisition proposal;

- enter into any letter of intent, term sheet, memorandum of understanding, merger agreement, acquisition agreement, exchange agreement or any other agreement providing for any acquisition transaction or requiring Sunoco to abandon, terminate or fail to consummate the merger or any other transaction contemplated by the merger agreement;

- unless the failure to take such action would constitute a breach of the Sunoco board of directors' fiduciary duties:

  - amend or grant any waiver, release or modification under, or fail to enforce, any standstill or similar agreement with respect to any of Sunoco or its subsidiaries' equity securities, or

  - take any action that would make certain "anti-takeover" provisions of the PBCL inapplicable to any acquisition proposal or acquisition transaction; or

- resolve, propose or agree to do any of the foregoing.

Exceptions to Non-Solicitation Provision

Notwithstanding its non-solicitation obligations described above, prior to obtaining Sunoco shareholder approval of the merger agreement, Sunoco may furnish non-public information regarding Sunoco or any of its subsidiaries, or afford access to the business, properties, books or records of Sunoco or any of its subsidiaries, and engage and participate in discussions and negotiations in response to an unsolicited written and bona fide acquisition proposal that the Sunoco board of directors concludes in good faith, after consultation with its financial advisors and outside legal counsel, constitutes or could reasonably be expected to result in a superior offer (as defined below) if (1) such acquisition proposal was received after the merger agreement date and did not result from a breach of Sunoco's non-solicitation obligations, (2) Sunoco notifies ETP in the manner required by the merger agreement and (3) Sunoco furnishes any non-public information to the maker of the acquisition proposal only pursuant to a confidentiality agreement that is not less restrictive to such person than the confidentiality agreement among Sunoco and ETP and any such information not previously provided to ETP will be provided to ETP on a substantially concurrent timeline.

Sunoco's non-solicitation obligations described above do not prohibit Sunoco from:

- informing any person that Sunoco is a party to the merger agreement and of the non-solicitation restrictions therein; or

- disclosing factual information regarding the business, financial condition, or results of operations of Sunoco or the fact that an acquisition proposal has been made, the identity of the party making such proposal or the material terms of such proposal or otherwise, to the extent Sunoco determines that such information is required to be disclosed under applicable law or that the failure to make such disclosure is reasonably likely to constitute a breach of its board of directors' fiduciary duties, however, any such disclosure that relates to the approval of the Sunoco board of directors with respect to the merger agreement or an acquisition proposal will be deemed to be a change of the Sunoco board of directors recommendation to approve and adopt the merger agreement unless Sunoco states that its recommendation of the merger agreement has not changed or refers to the prior recommendation.

Additionally, Sunoco, Sunoco Logistics and their respective boards of directors will be permitted to disclose to their equityholders a position or to issue a "stop, look and listen" communication under applicable Exchange Act rules , however, any such disclosure that relates to the approval of the Sunoco board of directors with respect to the merger agreement or an acquisition proposal will be deemed to be a change of the Sunoco board of directors recommendation to approve and adopt the merger agreement unless it states its recommendation of the merger agreement has not changed or refers to the prior recommendation.

Sunoco is also permitted to seek clarifications of certain acquisition proposals. Sunoco has agreed to notify ETP promptly (orally and in writing and no later than 24 hours thereafter) upon the receipt of an acquisition proposal or any inquiry or request for discussions regarding an acquisition transaction or for non-public information. Such notice must include the identity of the person making such acquisition proposal or request and if in writing, a copy of such written acquisition proposal and any related draft agreements, or, if oral, a reasonably detailed summary thereof, in each case, including any modifications made. Thereafter, Sunoco must keep ETP informed in all material respects on a prompt basis with respect to any change to the material terms of any such acquisition proposal (and no later than 24 hours following any such change).

Obligation to Recommend and Maintain its Recommendation to Approve and Adopt the Merger Agreement

Sunoco, through the Sunoco board of directors, has agreed, subject to its right to change its recommendation in the circumstances described below, to recommend the approval of the merger agreement to its shareholders and to use its reasonable best efforts to solicit from its shareholders proxies in favor of the approval and adoption of the merger agreement and to take all other action necessary or advisable to secure the vote or consent of the Sunoco shareholders.

Except as permitted below, neither Sunoco nor the Sunoco board of directors nor any committee thereof may withhold, withdraw or modify (or publicly propose to undertake the foregoing), its recommendation that Sunoco shareholders approve and adopt the merger agreement, nor recommend, adopt or approve (or publicly propose to undertake the foregoing), any acquisition proposal (each of the above is sometimes referred to as a change of recommendation).

Notwithstanding the foregoing, Sunoco is permitted to withdraw or make a change of recommendation and/or terminate the merger agreement at any time prior to the receipt of the Sunoco shareholder approval if all of the following conditions are met:

- Sunoco has received a written acquisition proposal or following the occurrence of an intervening event (as defined below);

- in the case of a written acquisition proposal:

  - such acquisition proposal did not result from a breach of Sunoco's non-solicitation obligations;

  - the Sunoco board of directors determines in good faith after consultation with its financial advisors and outside legal counsel that (i) such acquisition proposal constitutes a superior offer (as defined below) and (ii) the failure to make a change of recommendation or terminate the merger agreement would be reasonably likely to constitute a breach by the Sunoco board of directors of its fiduciary duties under applicable law;

- in the case of an intervening event, following consultation with outside legal counsel, the Sunoco Board determines that the failure to make a change of recommendation would be reasonably likely to constitute a breach by the Sunoco board of directors of its fiduciary duties under applicable law; and

- in either case:

  - Sunoco provides ETP 72 hours prior written notice of its intention to take such action which will include the reasons for the change in recommendation or information on the superior proposal;

  - after providing such notice and prior to making such a change of recommendation in connection with an intervening event or a superior offer or terminating the merger agreement to accept a superior offer, Sunoco will negotiate in good faith with ETP during such 72-hour period (to the extent that ETP desires to negotiate) to revise the terms of the merger agreement to permit the Sunoco board of directors not to effect a change of recommendation in connection with an intervening event or such that the acquisition proposal no longer constitutes a superior offer; and

  - the Sunoco board of directors will have determined in good faith following such 72-hour period, after consultation with its outside legal counsel and financial advisors, that the acquisition proposal would continue to constitute a superior offer or that the Sunoco board of directors' fiduciary duties would continue to require a change of recommendation with respect to such intervening event, in each case if any changes proposed in writing by ETP were given effect.

Regardless of its compliance with the foregoing, without ETP's consent, Sunoco may not change its recommendation or terminate the merger agreement to accept a superior offer for a period of 72 hours after it has provided written notice to ETP of its intention to change its recommendation or terminate the merger agreement, and in the event that the acquisition proposal is thereafter modified by the party making such acquisition proposal, Sunoco will provide ETP written notice of such modification and shall not be permitted to change its recommendation or terminate the merger agreement and shall again negotiate in good faith with ETP for a period of 72 hours.

Definition of Acquisition Proposal, Acquisition Transaction, Intervening Event and Superior Offer

As used above, an "acquisition proposal" means any bona fide offer or proposal, whether or not in writing, received from or made public by a third party relating to any acquisition transaction.

An "acquisition transaction" means any transaction or series of related transactions in which a third person directly or indirectly:

- acquires assets of Sunoco and its subsidiaries (specifically including Sunoco Logistics) equal to 25% or more of Sunoco's consolidated assets or to which 25% or more of Sunoco's consolidated revenues or earnings are attributable; or

- acquires "beneficial ownership" (as defined in the Exchange Act) of 25% or more of any class of equity securities of Sunoco entitled to vote on the approval and adoption of the merger agreement

however, the sale by Sunoco or its subsidiaries of the refining business, in whole or in part, will not constitute an acquisition transaction.

An "intervening event" means a material event, development or occurrence that is unknown to or by the Sunoco board of directors as of the merger agreement (or if known, the magnitude or material consequences of which were not known or understood by the Sunoco board of directors as of such date), which event, fact, circumstance, development, occurrence, magnitude or material consequence becomes known to or by the Sunoco board of directors prior to the Sunoco shareholders approving the merger agreement; however, to the extent that the intervening event relates to an event involving ETP or its subsidiaries, then such event will not constitute an intervening event if such event is:

- generally affecting the economy, the financial or securities markets, or political, legislative or regulatory conditions, in each case in the United States or elsewhere, unless such event disproportionately affects ETP and its subsidiaries (taken as a whole), relative to other similarly situated companies in the industries in which ETP and its subsidiaries operate; or

- resulting from or arising out of (a) changes or developments in the industries in which ETP or its subsidiaries conduct business, (b) changes or developments in prices for oil, natural gas or other commodities or for ETP's raw material inputs and end products, (c) the announcement or existence of, compliance with or performance under, the merger agreement (including the impact thereof on the relationships of ETP or its subsidiaries with employees, labor unions, customers, suppliers or partners and including any lawsuit or other proceeding with respect to the transactions contemplated by the merger agreement, (d) adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation ordinance or law of or by any governmental entity or market administrator, (e) failure by ETP to meet financial projections or forecasts or estimates of financial metrics for any period (though this exception will not affect a determination on the event underlying the failure), or (f) changes in the unit price or trading volume of ETP common units or ETP credit rating (though this exception will not affect a determination that an event underlying the change has resulted in an intervening event); except with respect to clauses (a), (b) and (d), to the extent the event disproportionately affects ETP and its subsidiaries (taken as a whole) relative to other similarly situated companies in the industries in which ETP and its subsidiaries operate.

A "superior offer" means a written acquisition proposal to acquire at least:

- 75% of the equity securities of Sunoco; or

- 75% of the assets of Sunoco and its subsidiaries, taken as a whole,

in each case on terms that the Sunoco board of directors determines, in good faith, after consultation with its outside legal counsel and its financial advisor, is:

- if accepted, reasonably likely to be consummated; and

- more favorable to Sunoco's shareholders from a financial point of view than the merger and the transactions contemplated by the merger agreement (taking into account any proposal by ETP to amend or modify the terms of the merger agreement which are committed to in writing)

after taking into account such factors deemed relevant by the Sunoco board of directors, including the form of consideration, timing, likelihood of consummation, required approvals and conditions to consummation.

Sunoco Employee Equity-Based Awards

Stock Options. Each award of stock options outstanding immediately prior to the effective time of the merger, whether or not vested, will become fully vested and be converted into the right to receive a cash payment equal to (i) the number of shares of Sunoco common stock subject to the stock option, multiplied by (ii) the excess, if any, of $50.00 over the per share exercise price of the stock option, less any applicable withholding or other taxes.

Restricted Share Units and Performance Share Units. Each award of restricted share units and performance share units that is outstanding immediately prior to the effective time of the merger will become fully vested and be converted into the right to receive an amount in cash equal to the product of (i) the number of shares of Sunoco common stock subject to such award multiplied by (ii) $50.00 (or, in the case of awards granted prior to March 1, 2012, the highest trading price per share of Sunoco common stock as reflected in the *Wall Street Journal* during the 60-day period immediately preceding the effective time of the merger, if greater than $50.00), less any applicable withholding or other taxes. For each performance share unit award granted in 2012, the number of shares of Sunoco common stock subject to such award will be equal to the target number of shares of Sunoco common stock subject to such award. For each other performance share unit award, the number of shares of Sunoco common stock subject to such award will be equal to the greater of (x) the target number of shares of Sunoco common stock subject to such award, and (y) the number of shares of Sunoco common stock that would be earned with respect to such award based on Sunoco's actual performance immediately prior to the effective time of the merger. A holder of restricted share units or performance share units will be entitled to payment of any accrued cash dividend equivalents corresponding to such units in connection with the cash-out of the underlying units, less any applicable withholding or other taxes.

Awards Granted Under Sunoco's Leadership Recognition Plan. Each award granted under Sunoco's Leadership Recognition Plan denominated in shares of Sunoco common stock that is outstanding immediately prior to the effective time of the merger will become fully vested and be converted into the right to receive an amount in cash equal to the product of (i) the number of shares of Sunoco common stock subject to such award multiplied by (ii) $50.00, less any applicable withholding or other taxes.

Accounts under Sunoco's Directors' Deferred Compensation Plan I, Sunoco's Directors' Deferred Compensation Plan II, Sunoco's Deferred Compensation Plan and Sunoco's Executive Involuntary Deferred Compensation Plan. At the effective time of the merger, each account under Sunoco's Directors' Deferred Compensation Plan I, Sunoco's Directors' Deferred Compensation Plan II, Sunoco's Deferred Compensation Plan and Sunoco's Executive Involuntary Deferred Compensation Plan that is denominated in shares of Sunoco common stock will be converted into a vested obligation to pay an amount in cash equal to the product of the total number of shares of Sunoco common stock subject to such deferred share account multiplied by $50.00, plus, other than with respect to the Executive Involuntary Deferred Compensation Plan, interest at a rate of 120% of the long-term applicable federal rate through the applicable payment date (less all applicable withholding and other taxes).

Employee Matters

From and after the effective time, ETP has agreed that it will, or will cause Sunoco or its subsidiaries to honor all Sunoco benefits plans and compensation arrangements in accordance with their terms as in effect immediately before the effective time.

ETP GP has agreed that it will cause Sunoco and its subsidiaries, for one year after the effective time, to provide to each individual employed by Sunoco or its subsidiaries immediately prior to the effective time (i) base compensation and target cash bonus opportunity that, in each case, is no less favorable than was provided to the employee immediately before the effective time, and (ii) all other compensation and benefits substantially comparable to the compensation and benefits (A) provided to such employee immediately prior to the effective time (excluding equity-based compensation), or (B) provided to similarly situated employees of ETP GP and its subsidiaries (excluding equity-based compensation). In addition, (x) ETP will or will cause the surviving corporation to provide each such employee whose employment terminates during the one-year period following the effective time (or such longer period required by an applicable Sunoco benefit plan) with severance payments and benefits at levels and in amounts no less favorable than the levels and amounts in effect immediately prior to the effective time, and (y) during such one-year period following the effective time (or such longer period required by an Sunoco benefit plan), severance benefits offered to each such employee will be determined without taking into account any reduction after the effective time in compensation paid to such employee.

For all purposes (including vesting, eligibility to participate, and levels of benefits, but not for purposes of benefit accrual under any defined benefit pension plan) under the benefit plans of ETP and its subsidiaries providing benefits to such employees after the effective time, each such employee will be credited with his or her years of service with Sunoco and its subsidiaries and their respective predecessors before the effective time, to the same extent as such employee was entitled, before the effective time, to credit for such service under any similar Sunoco benefit plan in which such employee participated or was eligible to participate immediately prior to the effective time, provided that it does not result in a duplication of benefits for the same period of service. In addition, (i) each such employee will be immediately eligible to participate, without any waiting time, in any and all benefit plans of ETP and its subsidiaries providing benefits to such employee after the effective time to the extent coverage under such plans is comparable to a benefit plan in which the employee participated prior to the effective time, (ii) for purposes of each benefit plan of ETP and its subsidiaries providing medical, dental, pharmaceutical and/or vision benefits to such employee after the effective time, ETP will use commercially reasonable efforts to (a) cause all pre-existing condition exclusions and actively-at-work requirements to be waived for such employee and his or her dependents, unless and to the extent the individual was subject to such conditions under a comparable benefit plan prior to the effective time and (b) cause any eligible expenses incurred by such employee and his or her dependents under Sunoco benefit plans during the plan year ending on the date on which the employee's participation in the corresponding benefit plan of ETP or its subsidiaries begins to be taken into account under such plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements for the applicable plan year.

Regulatory Approvals and Efforts to Close the Merger

Each of Sunoco, ETP and ETP GP has agreed to use, and to cause their respective subsidiaries to use, reasonable best efforts to take promptly all actions and to do promptly and assist and cooperate with the other party in doing all things necessary, proper or advisable to complete the merger and the transactions contemplated by the merger agreement, including:

- obtaining all necessary actions or nonactions, waivers, consents and approvals from governmental entities and making all necessary registrations and filings and any other steps necessary to obtain any approval or waiver from, or to avoid any action or proceeding by, any governmental entity;

- obtaining all necessary consents, expirations or terminations of waiting periods, approvals or waivers from third parties other than any governmental entity;

- defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging the merger agreement or the transactions contemplated by the merger agreement; and

- executing and delivering any additional instruments necessary to consummate the transactions contemplated by the merger agreement.

ETP, ETP GP and Sunoco have also agreed to:

- make their respective filings under the Hart-Scott-Rodino Antitrust Improvements Act within 15 business days of the merger agreement date and cooperate with each other in:

  - determining whether any filings are required to be made with, or consents, permits, authorizations, waivers or approvals are required to be obtained from, any third parties or governmental entities in connection with the merger agreement and the consummation of the transactions contemplated thereby;

  - timely making all such filings and timely seeking all such consents, permits, authorizations or approvals;

  - assuring all such filings are in material compliance with the requirements of applicable regulatory laws; and

  - making available to the other party information as the other party may reasonably request in order to respond to requests by any relevant governmental entity;

- use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things advisable to consummate and make effective the transactions contemplated by the merger agreement; and

- subject to applicable legal limitations and the instructions of any governmental entity, keep each other apprised of the status of such matters, including promptly furnishing the other with copies of notices or other communications, filings or correspondence between Sunoco or ETP, or any of their respective subsidiaries, and any third party and/or any governmental entity with respect to such transactions.

ETP and Sunoco have agreed to use their respective reasonable best efforts to file applications for the approval of certain governmental entities and any other filings, determined to be required, in no event later than

30 days after the merger agreement date, and will make such filings jointly if appropriate, permit counsel for the other parties opportunity to review and provide comments, and that neither party will participate in any meeting or discussion with any governmental entity in connection with the proposed transactions without prior consultation with the other party and, to the extent not prohibited by such governmental entity or by law, the opportunity for such other party to attend and participate. In addition, ETP, ETP GP, Merger Sub and Sunoco have agreed to use their respective best efforts to satisfy the conditions to each party's obligations to close the merger, as described below.

ETP and ETP GP have agreed to take, or cause to be taken, all steps and to make, or cause to be made, all undertakings necessary to avoid or eliminate every impediment to consummation of the transactions contemplated by the merger agreement under regulatory laws so as to enable the closing to occur no later than the End Date (as defined in "—Termination of the Merger Agreement"), including, (i) the divestiture of any businesses, assets, equity interests, product lines or properties of ETP and ETP GP or Sunoco (or any of their respective subsidiaries), (ii) creating, terminating, or divesting relationships, ventures, contractual rights or obligations of Sunoco, ETP or ETP GP (or their respective subsidiaries) and (iii) otherwise taking or committing to take any action that after the closing would limit ETP and ETP GP's freedom of action with respect to one or more of their or their subsidiaries' (including Sunoco or its subsidiaries') businesses, assets, equity interests, product lines or properties, in each case as may be required in order to obtain all approvals or to avoid the commencement of any action to prohibit the merger, or to avoid the entry of, or to effect the dissolution of, any order in any action or proceeding seeking to prohibit the merger or delay the closing beyond the End Date.

Indemnification and Insurance

ETP and Merger Sub have agreed that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors, officers or employees of Sunoco or its subsidiaries will survive the merger and continue in full force and effect. ETP and the surviving corporation will, to the fullest extent permitted under applicable law, indemnify and hold harmless each current and former director, officer or employee of Sunoco or any of its subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of Sunoco or any of its subsidiaries against any costs or expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, arising out of or in connection with any action or omission by them in their capacities as such.

The parties have agreed that for six years from the effective time, (i) ETP and the surviving corporation will maintain the exculpation, indemnification and advancement of expenses provisions of Sunoco's and any of its subsidiary's organization documents or in any indemnification agreements of Sunoco or its subsidiaries with any of their respective directors, officers or employees; however, all rights to indemnification in respect of any action pending or asserted or any claim made within such period will continue until the disposition of such action or resolution of such claim and (ii) ETP will maintain the coverage provided by the policies of directors' and officers' liability insurance and fiduciary liability insurance in effect as of the effective time by Sunoco and its subsidiaries, subject to certain limitations, but ETP shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by Sunoco prior to the date of the merger agreement, or Sunoco may elect, prior to the effective time, to purchase a tail policy for such coverage, but the cost of such policy may not exceed 6 times the maximum amount ETP would be required to pay in annual premiums as described above.

Financing Assistance

Sunoco has agreed it will, and will cause its subsidiaries and their respective representatives to, provide reasonable cooperation in connection with any financing by ETP GP, ETP or any of their respective subsidiaries in connection with the merger or otherwise, but will not be required to pay any commitment fee, provide any security or incur any liability in connection with any financing prior to the effective time.

Other Covenants and Agreements

The merger agreement contains additional agreements between the parties relating to the following matters, among other things:

- taking such actions to render state takeover laws to be inapplicable to the merger and the other transactions contemplated by the merger agreement;

- making certain public announcements regarding the terms of the merger agreement or the transactions contemplated thereby;

- taking steps as may be required to cause any dispositions of Sunoco common stock or acquisitions of ETP common units resulting from the merger agreement transactions to be exempt under Rule 16b-3 under the Exchange Act;

- the listing on the NYSE of the ETP common units to be issued as consideration in connection with the merger;

- ETP GP will execute the ETP GP partnership agreement amendment as of immediately prior to the effective time;

- Sunoco will give notice of, convene and hold a meeting of its shareholders as promptly as reasonably practicable after the registration statement on Form S-4, of which this document forms a part, is declared effective under the Securities Act;

- each party will provide reasonable access to personnel, properties, books and record; and

- Sunoco will, and will cause its subsidiaries to, use reasonable best efforts to permit the additional transactions contemplated in the merger agreement to occur immediately prior to the effective time, including to manage cash on hand to enable Sunoco to contribute between $1.5 billion and $1.8 billion of cash to ETP.

Termination of the Merger Agreement

The merger agreement may be terminated in accordance with its terms at any time prior to the effective time, whether before or after Sunoco shareholder approval:

- by mutual written consent of ETP and Sunoco;

- by either ETP or Sunoco, if the merger is not completed on or prior to December 31, 2012, provided, that if all of the conditions to closing, other than legal prohibitions or regulatory approvals, have been satisfied or are capable of being satisfied at such time, the end date may be extended by ETP or Sunoco from time to time by written notice to the other party up to a date not beyond December 31, 2013 (such date, as it may be extended from December 31, 2012, is referred to as the "End Date"); and provided, further, that such right to terminate the merger agreement will not be available to a party if the material breach by such party of any representation, warranty, covenant or other agreement of such party set forth in the merger agreement caused the failure of the closing to occur by the End Date and the other party has filed and is pursuing an action seeking specific performance under the merger agreement;

- by either ETP or Sunoco, if an injunction is entered permanently restraining, enjoining or otherwise prohibiting the consummation of the merger and such injunction will have become final and non-appealable; provided that the party seeking to avail itself of such right to terminate will have used its reasonable best efforts to remove such injunction to the extent so required by the merger agreement; or

- by either ETP or Sunoco, if Sunoco's shareholder meeting (including any adjournments or postponements thereof) has concluded without receiving the approval of the merger agreement.

ETP may also terminate the merger agreement:

- if Sunoco breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach or failure to perform (i) would result in a failure of a closing condition and (ii) by its nature, cannot be cured prior to the End Date or, if by its nature such breach or failure is capable of being cured by the End Date, Sunoco does not or ceases to diligently attempt to cure such breach or failure after receiving written notice from ETP describing such breach or failure in reasonable detail (provided that ETP is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement); or

- prior to obtaining Sunoco shareholder approval, (i) in the event of a change of recommendation or (ii) Sunoco willfully and materially breaches any of its obligations not to solicit acquisition proposals or change its recommendation pursuant to the merger agreement (other than in cases where such breach is a result of an isolated action by a non-director or senior officer, was not within Sunoco's knowledge, Sunoco takes action to remedy it upon discovery and ETP is not significantly harmed as a result).

Sunoco may also terminate the merger agreement:

- if ETP breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach or failure to perform (i) would result in a failure of a closing condition and (ii) by its nature, cannot be cured prior to the End Date or, if by its nature such breach or failure is capable of being cured by the End Date, ETP does not or ceases to diligently attempt to cure such breach or failure after receiving written notice from Sunoco describing such breach or failure in reasonable detail (provided that Sunoco is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement); or

- prior to obtaining Sunoco shareholder approval (only if Sunoco has complied with its obligations not to solicit acquisition proposals or change its recommendation pursuant to the merger agreement) in order to enter into a definitive agreement with respect to a superior offer (which it enters into with or promptly following the termination of the merger agreement); provided that any such purported termination by Sunoco will be void and of no force or effect unless Sunoco pays ETP the Breakup Fee summarized below.

Effect of Termination

If the merger agreement is validly terminated (other than any obligations to pay breakup fees or expenses, and certain other provisions of the merger agreement, including the enforcement of the terms of the merger agreement) there will be no liability on the part of Sunoco or ETP to the other except as related to breakup fees and expenses, and except that no party will be relieved or released from any liabilities arising out of or the result of, fraud or willful or intentional breach of any covenant or agreement or willful or intentional breach of any representation or warranty in the merger agreement.

Breakup Fee and ETP Expenses

Sunoco has agreed to reimburse ETP for its expenses incurred in connection with the merger transaction, up to $20.0 million if:

- ETP or Sunoco terminates the merger agreement because the Sunoco shareholders do not vote in favor of the proposal to approve and adopt the merger agreement and prior to the shareholder meeting, a third party has made and publicly announced or disclosed an acquisition proposal which has not been withdrawn prior to the shareholder meeting; or

- ETP terminates the merger agreement prior to Sunoco shareholder approval, due to a change of recommendation by the Sunoco board of directors, and the breakup fee (defined below) is not otherwise required to be paid pursuant to the merger agreement.

Sunoco has further agreed to pay ETP $225.0 million (referred to as the "breakup fee") less any ETP expenses previously reimbursed by Sunoco if:

- Sunoco terminates the merger agreement after having complied with the covenants that permit Sunoco to terminate the merger agreement to enter into a definitive agreement regarding a superior offer;

- ETP terminates the merger agreement because Sunoco has willfully and materially breached any of its obligations not to solicit acquisition proposals or change its recommendation pursuant to the merger agreement;

- ETP terminates the merger agreement because (i) prior to Sunoco shareholder approval, there is a change of recommendation by the Sunoco board of directors or (ii) Sunoco fails to call the shareholders' meeting in violation of its obligation to do so, and in either case, prior to such termination, a third party has made and publicly announced or disclosed an acquisition proposal which has not been withdrawn prior to termination;

- ETP or Sunoco terminates the merger agreement because of the failure to obtain shareholder approval of the merger agreement at the shareholder meeting and prior to the shareholder meeting, a third party has made and publicly announced or disclosed an acquisition proposal which has not been withdrawn prior to the shareholder meeting and within 12 months after such termination, Sunoco has consummated or entered into an agreement to consummate (which may be consummated after such 12-month period) an acquisition transaction; or

- ETP terminates the merger agreement due to a change of recommendation and within 12 months after such termination, Sunoco has consummated or entered into an agreement to consummate (which may be consummated after such 12-month period) an acquisition transaction.

"Acquisition transaction" is defined in "—Non-Solicitation by Sunoco—Definition of Acquisition Proposal, Acquisition Transaction, Intervening Event and Superior Offer," except that when the term is used in this section, the references to 25% are to 75%.

Upon the payment of the breakup fee or ETP expenses pursuant to the merger agreement, Sunoco will have no further liability under the merger agreement to ETP or its unitholders. Notwithstanding the foregoing, the payment of the breakup fee or ETP expenses will not release any party from liability arising out of or the result of fraud. In no event will Sunoco be required to pay the breakup fee on more than one occasion. If Sunoco fails to pay promptly, the breakup fee or ETP expenses when due under the merger agreement, it will also pay to ETP interest, accruing from the due date and the reasonable out-of-pocket expenses, including legal fees, in connection with any action taken to collect payment.

Other Fees and Expenses

Other than as provided in the provisions of the merger agreement summarized above, whether or not the merger is completed, all costs and expenses incurred in connection with the merger, the merger agreement and the transactions contemplated thereby will be paid by the party incurring or required to incur such expenses, except that the fees and expenses incurred in connection with the printing, filing and mailing of this document (including applicable SEC filing fees) will be borne equally by ETP and Sunoco.

Amendment and Waiver

At any time prior to the effective time, any provision of the merger agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Sunoco, ETP, ETP GP and Merger Sub (and by ETE, if such amendment would expend the obligations of ETE under the merger agreement or ETP GP's partnership agreement amendment) or, in the case of a waiver, by the party against whom the waiver is to be effective; however, that after receipt of Sunoco shareholder approval, if any such amendment or waiver will by applicable law or in accordance with the rules and regulations of the NYSE require further approval of the shareholders of Sunoco, the effectiveness of such amendment or waiver will be subject to the approval of the shareholders of Sunoco. Notwithstanding the foregoing, no failure or delay by any party to the merger agreement in exercising any right under the merger agreement will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise of any other right under the merger agreement.

Governing Law

The merger agreement is governed by the laws of the State of Delaware (without giving effect to any choice or conflict of law provision or rule).

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following section contains a discussion of (1) the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Sunoco common stock, (2) additional U.S. federal income tax consequences relating to the receipt and ownership of ETP common units issued pursuant to the merger, (3) potential U.S. federal income tax consequences to Sunoco and holders of Sunoco common stock, ETP and its subsidiaries arising from transactions contemplated to occur in connections with the merger, and (4) U.S. federal income tax and other tax considerations relating to the taxation of ETP and the ownership and disposition of ETP common units received pursuant to the merger.

This discussion of U.S. federal income tax consequences is based upon the Internal Revenue Code, U.S. Treasury regulations promulgated thereunder and administrative rulings and court decisions, all as in effect on the date of this document. These laws may change, possibly retroactively, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. For purposes of this discussion, the term "U.S. holder" means a beneficial owner of Sunoco common stock that is for U.S. federal income tax purposes (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation) organized under the laws of the United States or any state thereof or the District of Columbia; (iii) a trust if (a) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) it has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person; or (iv) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes is a beneficial owner of Sunoco common stock or, after completion of the merger, ETP common units, the tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. Holders of Sunoco common stock or ETP common units that are partnerships or partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them of the merger and the ownership and disposition of ETP common units.

Except as otherwise expressly provided herein, this discussion (1) only addresses holders of Sunoco common stock and ETP common units that hold their Sunoco common stock and ETP common units, as applicable, as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment); (2) does not address all aspects of U.S. federal income taxation that may be relevant to a holder in light of such holder's particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, insurance companies, tax-exempt organizations, dealers in securities or traders in securities that elect mark-to-market treatment, holders who acquired Sunoco common stock or ETP common units, as applicable, pursuant to the exercise of employee stock options or otherwise as compensation, entities or arrangements treated as partnerships for U.S. federal income tax purposes, holders liable for the alternative minimum tax, holders who hold their Sunoco common stock or ETP common units, as applicable, as part of a hedge, straddle, constructive sale or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, and U.S. expatriates); (3) does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to the federal income tax; and (4) does not address the tax consequences of the ownership and disposition of Sunoco common stock or ETP common units arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010. This discussion also does not address the tax consequences to any holder of Sunoco common stock that owns, directly or constructively any interest in ETE or ETP (other than ETP common units acquired pursuant to the merger).

ALL HOLDERS OF SUNOCO COMMON STOCK SHOULD CONSULT THEIR TAX ADVISOR REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE MERGER. ALL HOLDERS OF ETP COMMON UNITS

ACQUIRED PURSUANT TO THE MERGER SHOULD CONSULT THEIR TAX ADVISOR REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF ETP COMMON UNITS.

Material U.S. Federal Income Tax Consequences of the Merger

Subject to the limitations and qualifications described under "Material U.S. Federal Income Tax Considerations" and herein, the discussion under "—Material U.S. Federal Income Tax Consequences of the Merger" constitutes the opinion of Wachtell, Lipton, Rosen & Katz, special counsel to Sunoco, as to the material U.S. federal income tax consequences of the merger to U.S. holders of Sunoco common stock

It is a condition to Sunoco's obligation to effect the merger that (1) Sunoco receive an opinion from its special counsel, Wachtell, Lipton, Rosen & Katz, to the effect that, for U.S. federal income tax purposes, the exchange of shares of Sunoco common stock for ETP common units pursuant to the merger should qualify as an exchange to which Section 721(a) of the Internal Revenue Code applies (which opinion may rely on the opinions described in clauses (2) and (3) below), (2) ETP receive an opinion from its special tax counsel, Bingham McCutchen LLP, to the effect that ETP should not be treated as an "investment company" under applicable provisions of the Internal Revenue Code, and (3) ETP receive an opinion from its counsel, Latham & Watkins LLP, to the effect that for U.S. federal income tax purposes, 90% of the current gross income of ETP constitutes "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code and that ETP is treated as a partnership for U.S. federal income tax purposes pursuant to Section 7704(c) of the Internal Revenue Code. These opinions will be based on assumptions and representations set forth or referred to in the opinions. An opinion of counsel is not binding on the IRS or the courts, and neither Sunoco nor ETP intends to request a ruling from the IRS with respect to the U.S. federal income tax consequences of the merger, the treatment of ETP as an investment company, or the treatment of ETP as a corporation. Accordingly, there can be no assurance that the IRS will not disagree with any of the conclusions described herein. The following discussion assumes the receipt and accuracy of the above-described opinions.

Accordingly, the material U.S. federal income tax consequences of the merger to U.S. holders of Sunoco common stock are as follows:

A U.S. holder of Sunoco common stock who receives solely cash in exchange for its shares of Sunoco common stock pursuant to the merger will be treated as having sold its shares of Sunoco common stock for cash. A U.S. holder of Sunoco common stock who receives solely ETP common units in exchange for its shares of Sunoco common stock pursuant to the merger will be treated as having exchanged its shares of Sunoco common stock for ETP common units. It is uncertain whether a U.S. holder of Sunoco common stock who receives a combination of cash and ETP common units in exchange for its shares of Sunoco common stock pursuant to the merger will be able to specifically identify the shares of Sunoco common stock that are treated as sold for cash and the shares of Sunoco common stock that are treated as transferred to ETP in exchange for ETP common units. If such specific identification is ineffective, such holder of Sunoco common stock will be treated as having sold a single undivided portion of each share of Sunoco common stock exchanged by such shareholder pursuant to the merger (equal to the percentage that the amount of the cash consideration received by such shareholder in exchange for its shares of Sunoco common stock pursuant to the merger bears to the fair market value of the total consideration (that is, cash plus the fair market value of ETP common units) received by such holder in exchange for its shares of Sunoco common stock pursuant to the merger), and to have contributed the remaining single undivided portion of each share of Sunoco common stock exchanged by such shareholder pursuant to the merger to ETP in exchange for ETP common units.

A U.S. holder of Sunoco common stock that exchanges shares of Sunoco common stock for cash pursuant to the merger generally will recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received (including the amount of any cash received in lieu of a Fractional ETP common unit) and the shareholder's adjusted basis in the shares of Sunoco common stock (or single undivided portion thereof) treated as sold for cash in the transaction (as described above). Generally, any such gain or loss will be long-term capital gain or loss if the holder's holding period for the shares of Sunoco common stock exchanged is greater than one year as of the closing of the merger. The deductibility of capital losses is subject to limitations.

A U.S. holder of Sunoco common stock that exchanges shares of Sunoco common stock for ETP common units pursuant to the merger should not recognize gain or loss with respect to shares of Sunoco common stock treated as contributed to ETP in exchange for ETP common units, except as described below under the headings "—Additional U.S. Federal Income Tax Considerations Relating to the Receipt and Ownership of ETP Common Units Issued Pursuant to the Merger" and "—Potential U.S. Federal Income Tax Consequences to Holders of Sunoco Common Stock, Sunoco, ETP and its Subsidiaries Arising From Transactions Contemplated to Occur in Connection with the Merger." The aggregate tax basis of the ETP common units received by such Sunoco shareholder pursuant to the merger will be the same as the aggregate tax basis of the shares of Sunoco common stock (or single undivided portion thereof) exchanged therefor, increased by such shareholder's share of nonrecourse liabilities of ETP. The holding period of the ETP common units received in exchange for Sunoco common stock pursuant to the merger will include the holding period of the Sunoco common stock surrendered in exchange therefor.

A Sunoco shareholder who acquired different blocks of Sunoco common stock at different times or different prices should consult its own tax advisor regarding the manner in which gain or loss should be determined in such holder's particular circumstances and such holder's holding period in ETP common units received in exchange for Sunoco common stock pursuant to the merger.

Backup Withholding

Payments received in exchange for shares of Sunoco common stock pursuant to the merger generally are subject to information reporting, and may be subject to backup withholding at the applicable rate (currently, 28%) if the holder of such shares or other payee fails to provide a valid taxpayer identification number and comply with certain certification procedures by properly completing IRS Form W-9 or otherwise establishing an exemption from backup withholding. Backup withholding is not an additional U.S. federal income tax. Rather, the U.S. federal income tax liability of the person subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of U.S. federal income taxes, a refund may be obtained, provided that the required information is furnished to the IRS in a timely manner.

Additional U.S. Federal Income Tax Considerations Relating to the Receipt and Ownership of ETP Common Units Issued Pursuant to the Merger

This section contains a discussion of additional material U.S. federal income tax consequences to those Sunoco shareholders who receive ETP common units in the merger. Unless otherwise noted in the following discussion, this section is the opinion of Bingham McCutchen LLP insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. For a general discussion of the tax consequences of the ownership and disposition of ETP common units, see "—U.S. Federal Income Taxation of ETP and its Unitholders."

In general, as discussed above, the exchange by a Sunoco shareholder of Sunoco common stock for ETP common units should qualify as an exchange to which Section 721(a) of the Internal Revenue Code applies. However, under certain circumstances, a Sunoco shareholder may recognize gain upon such exchange or upon the occurrence of certain subsequent events or transactions undertaken by ETP. Specifically, the exchange of Sunoco common stock for ETP common units pursuant to the merger would not qualify as a transaction in which no gain or loss is recognized for U.S. federal income tax purposes if, immediately after the merger ETP were characterized, for U.S. federal income tax purposes, as (1) a partnership which would be treated as an "investment company" if the partnership were incorporated, or (2) a publicly traded partnership treated as a corporation.

Treatment of ETP as an Investment Company

As discussed above, Sunoco and ETP intend that the merger be treated for U.S. federal income tax purposes as a contribution of Sunoco common stock to ETP that qualifies under Section 721(a) of the Internal Revenue Code to the extent a Sunoco shareholder receives ETP common units as merger consideration. In order for the contribution to qualify under Section 721(a) of the Internal Revenue Code, among other things, ETP must not be treated as an investment company for purposes of Section 721(b) of the Internal Revenue Code.

Section 721(b) of the Internal Revenue Code provides that Section 721(a) of the Internal Revenue Code will not apply to gain realized on a transfer of property to a partnership which would be treated as an investment company (within the meaning of Section 351 of the Internal Revenue Code) if the partnership were incorporated. In general, Section 351(e) of the Internal Revenue Code and the Treasury Regulations promulgated thereunder define an investment company to mean any corporation more than 80% of the value of whose assets are held for investment and are stocks or securities as defined by the statute. In the case of stock and securities of a corporate subsidiary, the stock and securities of such corporate subsidiary are disregarded and the parent corporation is treated as owning its ratable share of the subsidiary's assets if the parent corporation owns 50% or more of the voting power or value of the subsidiary corporation's stock. The Treasury Regulations also provide that the determination of whether an entity is an investment company will ordinarily be made by reference to the circumstances in existence immediately after the transfer in question. However, where circumstances change thereafter pursuant to a plan in existence at the time of the transfer, this determination will be made by reference to the later circumstances.

The determination of whether ETP will be treated as an investment company for purposes of Section 721(b) of the Internal Revenue Code will be based on the relative value of the assets held by ETP and its ratable share of the assets of any subsidiary that ETP is treated as owning as a result of the merger and the transactions undertaken in connection with the merger. Based on the value of ETP's existing assets and the expected value of the assets ETP will be treated as owning following the completion of the merger and the transactions contemplated therewith, ETP will not be an investment company for purposes of Section 721(b) of the Internal Revenue Code immediately following the merger. Furthermore, it is a condition to Sunoco's obligation to effect the merger that ETP will receive an opinion from its special tax counsel, Bingham McCutchen LLP, to the effect that ETP should not be treated as an investment company for purposes of Section 721(b) of the Internal Revenue Code.

We and Bingham McCutchen LLP have no reason to believe that ETP will be treated as an investment company for purposes of Section 721(b) of the Internal Revenue Code. If the IRS were to prevail with the assertion, or a court were to conclude, that ETP was an investment company immediately following the merger, then Section 721(a) of the Internal Revenue Code would not apply with respect to a Sunoco shareholder that receives ETP common units as merger consideration and such Sunoco shareholder would be treated as having sold in a taxable transaction his Sunoco common stock to ETP for cash in an amount equal to the value of the ETP common units he receives. The discussion below is based on Bingham McCutchen LLP's opinion that ETP will not be treated as an investment company for purposes of Section 721(b) of the Internal Revenue Code.

Treatment of ETP as a Corporation

See discussion below under "U.S. Federal Income Taxation of ETP and its Unitholders—Partnership Status."

Additional Tax Consequences of Owning ETP Common Units Received in the Merger

For a general discussion of the tax consequences to a Sunoco shareholder of owning ETP common units received as merger consideration see "—U.S. Federal Income Taxation of ETP and its Unitholders—Tax Consequences of Unit Ownership." In addition to the tax consequences discussed therein, a Sunoco shareholder that receives and holds ETP common units as a result of the merger will be subject to special rules that may result in such former Sunoco shareholder recognizing additional taxable gain or income (see also "—Potential U.S. Federal Income Tax Consequences to Holders of Sunoco Common Stock, Sunoco, ETP and its Subsidiaries Arising from Transactions Contemplated to Occur in Connection with the Merger" below).

Under Section 704(c)(1) of the Internal Revenue Code, if appreciated property is contributed to a partnership, the contributing partner must recognize any gain that was realized but was not recognized for U.S.

federal income tax purposes with respect to the property at the time of the contribution (referred to as "built-in gain") if the partnership sells such property at any time thereafter or distributes such property to another partner within seven years of the contribution in a transaction that does not otherwise result in the recognition of "built-in gain" by the partnership. In addition, Section 737 of the Internal Revenue Code may require the recognition of at least a contributing partner's deferred "built-in gain" upon the distribution by the partnership to that contributing partner of other partnership property (other than money) within seven years of the contribution of the appreciated property to the partnership. If ETP were subsequently to engage in a transaction described in either Section 704(c)(1) or Section 737 of the Internal Revenue Code, a former Sunoco shareholder treated as contributing all or a portion of its Sunoco common stock to ETP may be required to recognize such "built-in gain" with respect to such Sunoco common stock.

Section 707(a) of the Internal Revenue Code and the Treasury Regulations thereunder create a presumption that any distributions of cash or other property made to a partner that contributed property within two years of the distribution will be treated as a payment in consideration for the property otherwise treated as contributed to the partnership in exchange for a partnership interest, with certain limited exceptions, including an exception for "operating cash flow distributions." For this purpose, an "operating cash flow distribution" is any distribution, including, but not limited to, a complete or partial redemption distribution, that does not exceed the product of the "net cash flow from operations" (as defined in the applicable Treasury Regulations) of ETP for the year multiplied by the lesser of the partner's percentage interest in overall partnership profits for that year or the partner's percentage interest in overall partnership profits for the life of the partnership. If ETP makes a distribution within two years of the merger that does not qualify for one of the specific exceptions, ETP will disclose that distribution to the IRS on behalf of the former Sunoco shareholders and will bear the burden of demonstrating that facts and circumstances clearly establish that the distribution was not part of a deemed sale transaction. If such a disclosure is required with respect to a quarterly distribution made to all ETP common unitholders, ETP intends to take the position that the distribution is not a part of a sale for tax purposes. However, the IRS may disagree with this position. If a distribution to a former Sunoco shareholder within two years of the merger is treated as part of a deemed sale transaction under Section 707(a) of the Internal Revenue Code, such former shareholder will recognize gain or loss in an amount equal to the difference between (i) the amount of cash and the fair market value of the property received and (ii) such person's adjusted tax basis in the Sunoco common stock deemed to have been sold. Such gain or loss will be recognized in the year of the merger, and, if the former shareholder has already filed a tax return for the year of the merger, the former shareholder may be required to file an amended return. In such a case, the former shareholder may also be required to report some amount of imputed interest income.

Accordingly, even if the merger is treated as a tax-deferred contribution of a portion of Sunoco common stock to ETP in exchange for ETP common units under Section 721(a) of the Internal Revenue Code, former Sunoco shareholders could be required to recognize part or all of the "built-in gain" on their shares of Sunoco common stock deferred as a result of the merger if ETP (a) sells or otherwise disposes of, or is considered to sell or otherwise to dispose of, Sunoco common stock in a taxable transaction at any time (including by reason of ETP's receipt of a distribution with respect to its shares in Sunoco that exceeds the current and accumulated earnings and profits of Sunoco and ETP's basis in the shares of Sunoco), (b) distributes any Sunoco common stock to another unitholder within seven years of the merger, (c) distributes any ETP property other than money or Sunoco common stock to a former Sunoco shareholder within seven years of the merger, or (d) makes any distribution (other than an "operating cash flow distribution") to a former Sunoco shareholder within two years of the merger. No provision of the ETP partnership agreement prohibits any of these events from occurring, even if the event would result in a former Sunoco shareholder recognizing part or all of the gain intended to be deferred pursuant to the merger.

If ETP is unable to determine the correct tax basis of Sunoco common stock acquired from any former Sunoco shareholder in exchange for ETP common units in the merger, the amount of gain reported by ETP to the IRS with respect to such shareholder upon such a transaction may be substantially greater than the correct amount.

Potential U.S. Federal Income Tax Consequences to Holders of Sunoco Common Stock, Sunoco, ETP and its Subsidiaries Arising From Transactions Contemplated to Occur in Connection with the Merger

This section contains a discussion of potential material U.S. federal income tax consequences to holders of Sunoco common stock, Sunoco, ETP and its subsidiaries arising from transactions contemplated to occur in connection with the merger. Unless otherwise noted in the following discussion, this section is the opinion of Bingham McCutchen LLP insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law.

Potential U.S. Federal Income Tax Consequences to Sunoco and Former Sunoco Shareholders Holding ETP Common Units Resulting from Transactions that will be Undertaken in Connection with the Merger

In connection with the merger, Sunoco and certain of its subsidiaries will transfer certain assets, including its interest in Sunoco Logistics, to ETP in exchange for Class F units. These contributions should be treated for U.S. federal income tax purposes as contributions of property by Sunoco and such subsidiaries to ETP in exchange for partnership interests in ETP. The tax consequences to Sunoco of such transactions are not certain. No ruling is expected to be sought from the IRS as to the income tax consequences to Sunoco of such transactions. While ETP intends to take the position that such transactions do not result in gain or loss to Sunoco, it is possible that the IRS could challenge this determination and apply legal principles or assert factual determinations that result in tax consequences that are materially different from this intended treatment.

For example, under proposed Treasury Regulations, which if finalized in their current form would be effective for transactions occurring during the year in which the merger closes, a partner recognizes gain when it is treated as increasing its indirect interest in its own stock owned by the partnership in exchange for its indirect interest in appreciated property (the "deemed redemption" rule). Under the deemed redemption rule, a corporate partner in a partnership recognizes gain at the time of, and to the extent that, any transaction (or series of transactions) has the economic effect of an exchange by the partner of its interest in appreciated property owned or acquired by the partnership for an interest in the stock of the partner owned, acquired, or distributed by the partnership. The economic effect of an exchange of property for stock may occur when the partner contributes property to a partnership which owns stock of a partner. It may also occur when a partnership acquires the stock of a partner or when a partnership makes disproportionate distributions.

Therefore, if the IRS were to seek to apply the principles of the proposed regulations or the proposed regulations were finalized in a manner that applied to these transactions, Sunoco could be treated as redeeming a portion of its common stock in exchange for a portion of its interest in appreciated property (i.e., its interest in the contributed assets). In addition (or in the alternative), the IRS could assert that Sunoco should be treated as having distributed a portion of its assets to ETP as a result of such transactions. In such case, Sunoco would recognize gain to the extent that the fair market value of the assets deemed paid in redemption of Sunoco common stock exceeded its adjusted tax basis in such assets. In no event, however, would Sunoco be permitted to recognize a loss for tax purposes if these characterizations were to apply. The deemed redemption could also result in the receipt of a taxable dividend by ETP to the extent of ETP's basis in its Sunoco common stock. Any amount of the distribution that is in excess of such basis will be treated as gain from the sale or exchange of Sunoco stock and allocated as described in the next paragraph.

ETP intends to structure such transactions in a manner so as to avoid the implication under the deemed redemption rule that Sunoco is increasing its interest in its own stock as a result of the transactions, but there can be no assurance that such structure will be effective for that purpose or that the IRS will not assert that a dividend or sale or exchange with respect to Sunoco common stock held by ETP occurred. If any distribution is treated as a sale or exchange of redeemed Sunoco common stock, the principles of Section 704(c) of the Internal Revenue Code (described above) would require any gain recognized from the deemed sale or exchange to be allocated to former Sunoco shareholders to the extent such gain is attributable to their "built-in gain" that was realized but not recognized at the time of the merger.

The transfer of Sunoco's interests in Sunoco Logistics to ETP in connection with the merger plus the transfers of common units of Sunoco Logistics by other unitholders in the public market may result in Sunoco

Logistics terminating for tax purposes. Sunoco Logistics will be considered to have been terminated for tax purposes if there are sales or exchanges which, in the aggregate, constitute 50% or more of the total interests in Sunoco Logistics' capital and profits within a twelve-month period. For purposes of measuring whether the 50% threshold is reached, multiple sales of the same interest are counted only once. A constructive termination occurring on a date other than December 31 will result in Sunoco Logistics filing two tax returns for one fiscal year and the cost of the preparation of these returns will be borne by all common unitholders of Sunoco Logistics, including ETP and its unitholders. Sunoco Logistics' termination currently would not affect its classification as a partnership for U.S. federal income tax purposes, but instead, Sunoco Logistics would be treated as a new partnership for tax purposes. A termination of Sunoco Logistics would result in a deferral of Sunoco Logistics' deductions for depreciation, which may affect the net taxable income allocated to a unitholder of ETP. A termination could also result in penalties if Sunoco Logistics was unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject Sunoco Logistics to, any tax legislation enacted before the termination.

In connection with the merger, ETP will also loan cash to Heritage Holdings, Inc., a wholly owned subsidiary of ETP (which we refer to as "Heritage Holdings"), which will acquire in the merger such portion of the Sunoco shares acquired in exchange for the cash consideration. Immediately following the merger, ETP will contribute its direct interest in Sunoco and its interest in Heritage Holdings to a newly formed corporate holding company, Holdco. In connection with that contribution, ETE will contribute to Holdco its interest in its wholly owned subsidiary that owns Southern Union. Such subsidiary will immediately thereafter be contributed to Heritage Holdings. None of these transactions should result in the recognition of taxable gain or income to ETP, Heritage Holdings or Holdco. However, such conclusion is not free from doubt. It is possible that the IRS could assert that one or a combination of these transactions will result in Heritage Holdings being treated as having distributed a promissory note to ETP in connection with the contribution of assets to Holdco. If the IRS were successful in this assertion and depending on the grounds on which the assertion is made, ETP may be treated as having received a distribution taxable as a dividend to the extent of the current and accumulated earnings and profits of Sunoco, Southern Union, or both, and then as a return of capital to the extent of ETP's basis in its stock of Holdco. Any amount of the distribution that is in excess of such basis would be treated as gain from the sale or exchange of the Holdco stock held by ETP. The principles of Section 704(c) of the Internal Revenue Code (described above) would apply if any portion of such distribution was treated as gain from the deemed sale or exchange of the Holdco stock and such gain would be allocated to former Sunoco shareholders to the extent such gain is attributable to the "built-in" gain in their Sunoco stock that was realized but not recognized in the merger.

Potential U.S. Federal Income Tax Consequences to Holdco and its Subsidiaries Resulting from Transactions that will be Undertaken in Connection with the Merger

Following the contribution of Heritage Holdings and Sunoco to Holdco immediately after the merger, Heritage Holdings and Sunoco will be included on Holdco's consolidated U.S. federal income tax return. Certain of the transactions that will be undertaken in connection with the merger, if challenged by the IRS, could result in Holdco recognizing additional taxable income. Such additional taxable income could result in increased tax liabilities of Holdco and a reduction in Holdco's distributable cash flow, which in turn may reduce the amount of cash available to be distributed to ETP's unitholders. For example, it is possible that the IRS may assert that ETP's loan to Heritage Holdings should be treated as a capital contribution instead of a loan. If successful in this assertion, Holdco's taxable income will be greater by the amount of the interest deductions that would otherwise have been available to Heritage Holdings if the loan made by ETP to Heritage Holdings were respected. In addition, immediately prior to the merger, Sunoco and certain of its subsidiaries will contribute assets to ETP in exchange for ETP Class F units (discussed above). In connection with that contribution, ETP will elect a particular method for allocating tax items attributable to such contributed assets to the extent the amount of tax and book items being allocated with respect to such assets differs because a built-in gain exists in such assets at the time of their contribution. Such allocation method is referred to in the Treasury Regulations as the "traditional method." The adoption of this method will result in less tax deductions being allocated to ETP unitholders as compared to other allocation methods available to ETP. However, it will also result in less taxable income being allocated to Sunoco and the other contributing Sunoco subsidiaries as compared to such other methods. If the IRS were to assert that the use of the traditional method is inappropriate or unreasonable, and another method must be adopted, such other method could result in Sunoco and the contributing Sunoco subsidiaries, and therefore Holdco, recognizing greater taxable income. As a result of these and other transactions, Holdco could be subjected to significant, additional tax liabilities, which may ultimately reduce the cash available for distribution to ETP unitholders.

U.S. Federal Income Taxation of ETP and its Unitholders

This section is a summary of the material U.S. federal income tax consequences that may be relevant to holders of ETP common units who are individual citizens or residents of the United States and acquired such ETP common units pursuant to the merger. Unless otherwise noted in the following discussion, this section is the opinion of Latham & Watkins LLP, counsel to ETP's general partner and ETP, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law.

The following discussion does not address all federal income tax matters affecting ETP or its unitholders. Moreover, this discussion focuses on unitholders who are individual citizens or residents of the U.S. and has only limited application to corporations, estates, entities treated as partnerships for U.S. federal income tax purposes, trusts, nonresident aliens, U.S. expatriates and former citizens or long term residents of the United States or other unitholders subject to specialized tax treatment, such as banks, insurance companies and other financial institutions, tax-exempt organizations, foreign persons (including, without limitation, controlled foreign corporations, passive foreign investment companies and foreign persons eligible for the benefits of an applicable income tax treaty with the United States), IRAs, real estate investment trusts (REITs) or mutual funds, dealers in securities or currencies, traders in securities, persons whose "functional currency" is not the U.S. dollar, persons holding their units as part of a "straddle," "hedge," "conversion transaction" or other risk reduction transaction, and persons deemed to sell their units under the constructive sale provisions of the Internal Revenue Code. In addition, this discussion only comments, to a limited extent, on state, local, and foreign tax consequences. Prospective unitholders are strongly encouraged to consult their tax advisors in analyzing the state, local, foreign and other tax consequences particular to them of the ownership or disposition of ETP common units.

No ruling has been or is expected to be requested from the IRS regarding any matter affecting ETP or prospective unitholders. Instead, ETP expects to rely on opinions of Latham & Watkins LLP. Unlike a ruling, an opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements expressed herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the ETP common units and the prices at which ETP common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to ETP unitholders and ETP's general partner and thus will be borne indirectly by ETP unitholders and ETP's general partner. Furthermore, the tax treatment of ETP, or of an investment in ETP, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements as to matters of federal income tax law and legal conclusions with respect thereto, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Latham & Watkins LLP. It must be emphasized that this opinion is based on various assumptions and representations as to factual matters (please read "—Partnership Status"), including representations made by ETP in a factual certificate provided by one of ETP's officers. In addition, this opinion is based upon ETP's factual representations set forth in this document.

For the reasons described below, Latham & Watkins LLP has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a unitholder whose ETP common units are loaned to a short seller to cover a short sale of ETP common units (please read "—Tax Consequences of Unit Ownership—Treatment of Short Sales"); (ii) whether ETP's monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read "—Disposition of ETP Common Units—Allocations Between Transferors and Transferees"); and (iii) whether ETP's method for taking into account Section 743 adjustments is sustainable in certain cases (please read "—Tax Consequences of Unit Ownership—Section 754 Election" and "—Disposition of ETP Common Units—Uniformity of Units").

Partnership Status

For U.S. federal income tax purposes, a partnership is not a taxable entity and incurs no U.S. federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his U.S. federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partner unless the amount of cash distributed to him is in excess of the partner's adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to herein as the "Qualifying Income Exception," exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." ETP's qualifying income includes income and gains derived from the transportation, processing, storage and marketing of crude oil, natural gas and products thereof, the retail and wholesale marketing of propane, the transportation of propane and natural gas liquids, certain related hedging activities. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. ETP estimates that less than 4% of its current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by ETP and its general partner and a review of the applicable legal authorities, Latham & Watkins LLP is of the opinion that at least 90% of ETP's current gross income constitutes qualifying income. The portion of ETP's income that is qualifying income may change from time to time.

No ruling has been or is expected to be sought from the IRS and the IRS has made no determination as to ETP's status for U.S. federal income tax purposes. Instead, ETP will rely on the opinion of Latham & Watkins LLP on such matters. It is the opinion of Latham & Watkins LLP that, based upon the Internal Revenue Code, Treasury Regulations, Revenue Rulings published by the IRS, court decisions and the representations described below that ETP will be classified as a partnership for U.S. federal income tax purposes.

In rendering its opinion, Latham & Watkins LLP has relied on factual representations made by ETP and its general partner. The representations made by ETP and its general partner upon which Latham & Watkins LLP has relied include:

- the factual statements and representations set forth in this registration statement and the form of joint proxy statement/prospectus contained in this registration statement were all true at the time they were made, and continue to be true in all respects;

- the merger and the other transactions contemplated in the merger agreement will be carried out in accordance with the terms of the merger agreement and as described in this registration statement and the form of joint proxy statement/prospectus contained in this registration statement, and none of the material terms and conditions in the merger agreement have been or will be waived or modified;

- at all times since its formation, ETP's taxable year has been the calendar year for United States federal income tax purposes;

- ETP has not elected and will not elect to be treated as a corporation;

- for each taxable year, more than 90% of ETP's gross income has been and will be income of the type that Latham & Watkins LLP has opined or will opine is "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code;

- each hedging transaction that ETP treats as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, gas, or products thereof that are held or to be held by ETP or its subsidiaries in activities of the type that Latham & Watkins LLP. has opined or will opine result in qualifying income; and that

- no amount of interest received by ETP or its subsidiaries has been (i) derived in the conduct of a financial or insurance business, or (ii) determined or based, in whole or in part, on the net income or profits of any person.

ETP believes that these representations have been true in the past and expects that these representations will continue to be true in the future. In addition, as discussed above, it is a condition to Sunoco's obligation to effect the merger that ETP receive an opinion from its counsel, Latham & Watkins LLP, to the effect that for U.S. federal income tax purposes, 90% of the current gross income of ETP constitutes "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code and that ETP is treated as a partnership for U.S. federal income tax purposes pursuant to Section 7704(c) of the Internal Revenue Code.

If ETP fails to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require ETP to make adjustments with respect to ETP unitholders or pay other amounts), ETP will be treated as if ETP had transferred all of its assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which ETP fails to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in ETP. This deemed contribution and liquidation should be tax-free to unitholders and ETP so long as ETP, at that time, does not have liabilities in excess of the tax basis of its assets. Thereafter, ETP would be treated as a taxable C-corporation for U.S. federal income tax purposes.

If ETP was taxed as a C-corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, ETP's items of income, gain, loss and deduction would be reflected only on ETP's tax return rather than being passed through to ETP's unitholders, and ETP's net income would be taxed to ETP at corporate rates. If ETP was taxable as a corporation, losses recognized by ETP would not flow through to ETP's unitholders. In addition, any distribution made by ETP to a unitholder would be treated as taxable dividend income, to the extent of ETP's current and accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder's tax basis in his ETP common units, or taxable capital gain, after the unitholder's tax basis in his ETP common units is reduced to zero. Accordingly, taxation of ETP as a C-corporation would result in a material reduction in a unitholder's cash flow and after-tax return attributable to ETP's common units, and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Latham & Watkins LLP's opinion that ETP will be classified as a partnership for U.S. federal income tax purposes.

Limited Partner Status

Holders of ETP common units will be treated as partners of ETP for U.S. federal income tax purposes. Also, unitholders whose ETP common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their ETP common units will be treated as partners of ETP for U.S. federal income tax purposes.

A beneficial owner of ETP common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for U.S. federal income tax purposes. Please read "—Tax Consequences of Unit Ownership—Treatment of Short Sales" below.

Income, gains, deductions or losses would not appear to be reportable by a unitholder who is not a partner for U.S. federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for U.S. federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their tax advisors with respect to their tax consequences of holding ETP common units. The references to "unitholders" in the discussion that follows are to persons who are treated as partners in ETP for U.S. federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income

Subject to the discussion below under "—Entity-Level Collections" below, ETP will not pay any U.S. federal income tax. Instead, each unitholder will be required to report on his income tax return his share of ETP's income, gains, losses and deductions without regard to whether ETP makes cash distributions to him. Consequently, ETP may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of ETP's income, gains, losses and deductions for ETP's taxable year ending with or within his taxable year. ETP's taxable year ends on December 31.

Treatment of Distributions

Distributions by ETP to a unitholder generally will not be taxable to the unitholder for U.S. federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his ETP common units immediately before the distribution. ETP's cash distributions in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the ETP common units, taxable in accordance with the rules described under "—Disposition of ETP Common Units" below. Any reduction in a unitholder's share of ETP's liabilities for which no partner, including the general partner, bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution by ETP of cash to that unitholder. To the extent ETP's distributions cause a unitholder's "at-risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read "—Limitations on Deductibility of Losses."

A decrease in a unitholder's percentage interest in ETP because of its issuance of additional ETP common units will decrease his share of ETP's nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his ETP common units, if the distribution reduces the unitholder's share of ETP's "unrealized receivables," including depreciation recapture, depletion recapture and/or substantially appreciated "inventory items," each as defined in the Internal Revenue Code, and collectively, "Section 751 Assets." To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with ETP in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income, which will equal the excess of (i) the non-pro rata portion of that distribution over (ii) the unitholder's tax basis (generally zero) for the share of Section 751 Assets deemed relinquished in the exchange.

In addition, as discussed above under "Additional U.S. Federal Income Tax Considerations Relating to the Receipt and Ownership of ETP Common Units Issued Pursuant to the Merger—Additional Tax Consequences of Owning ETP Common Units Received in the Merger," distributions by ETP to unitholders who receive ETP common units in the merger may be taxable in certain circumstances.

Basis of ETP Common Units

As described above under the heading "Material U.S. Federal Income Tax Consequences of the Merger," each Sunoco shareholder's initial tax basis in his ETP common units will be the pro rata portion of the shareholder's adjusted tax basis in his Sunoco common stock not attributable to the receipt of cash by such shareholder at the closing of the Merger plus his share of ETP's nonrecourse liabilities. That basis will be increased by his share of ETP's income and by any increases in his share of ETP's nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from ETP, by the unitholder's share of ETP's losses, by any decreases in his share of ETP's nonrecourse liabilities and by his share of ETP's expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of ETP's debt that is recourse to its general partner to the extent of the general partner's "net value" as defined in regulations under Section 752 of the Internal Revenue Code, but will have a share, generally based on his share of profits, of ETP's nonrecourse liabilities. Please read "—Disposition of ETP Common Units—Recognition of Gain or Loss" below.

Limitations on Deductibility of Losses

The deduction by a unitholder of his share of ETP's losses will be limited to his tax basis in his ETP units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50% of the value of the corporate unitholder's stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations) to the amount for which the unitholder is considered to be "at risk" with respect to ETP's activities, if that is less than his tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common unitholder's tax basis in his ETP common units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of ETP's nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in ETP, is related to the unitholder or can look only to the units for repayment. A unitholder's at-risk amount will increase or decrease as the tax basis of his units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of ETP's nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the Internal Revenue Code contains certain passive loss limitations, which generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses ETP generates will only be available to offset ETP's passive income generated in the future and will not be available to offset income from ETP's passive activities or investments, including investments in private businesses or other publicly traded partnerships. Moreover, any passive losses ETP generates will not be available to offset a unitholder's income from other passive activities or investments, including his investments in other publicly traded partnerships or the unitholder's salary, active business or other income. Further, a unitholder's share of ETP's net income may be offset by any suspended passive losses from his investment in ETP, but may not be offset by the unitholder's current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships. Passive losses that are not deductible because they exceed a unitholder's share of income ETP generates may be deducted in full when he disposes of his entire investment in ETP in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of that taxpayer's "net investment income." Investment interest expense includes:

- interest on indebtedness properly allocable to property held for investment;

- ETP's interest expense attributed to portfolio income; and

- the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or (if applicable) qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder's share of ETP's portfolio income will be treated as investment income.

Entity-Level Collections

If ETP is required or elects under applicable law to pay any Federal, state, local or foreign income tax on behalf of any unitholder or its general partner or any former unitholder, ETP is authorized to pay those taxes from its funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf such payment was made. If the payment is made on behalf of a person whose identity cannot be determined, ETP is authorized to treat the payment as a distribution to all current unitholders. ETP is authorized to amend its partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under its partnership agreement is maintained as nearly as is practicable. Payments by ETP as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

In general, if ETP has a net profit, its items of income, gain, loss and deduction will be allocated among its general partner and the unitholders in accordance with their percentage interests in ETP. At any time that incentive distributions are made to its general partner, gross income will be allocated to the recipients to the extent of these distributions. If ETP has a net loss, that loss will be allocated first to its general partner and the unitholders in accordance with their percentage interests in ETP to the extent of their positive capital accounts and, second, to ETP's general partner.

Specified items of ETP's income, gain, loss and deduction will be allocated to account for any difference between the tax basis and fair market value of its assets immediately prior to the closing of the merger, referred to in this discussion as the "Contributed Property." The effect of these allocations, referred to as reverse Section 704(c) Allocations, to a unitholder receiving ETP common units in the merger will be essentially the same as if the tax bases of ETP's assets were equal to their fair market values at the time of the merger. In the event ETP issues additional ETP common units or engages in certain other transactions in the future, "additional reverse Section 704(c) Allocations," similar to the reverse Section 704(c) Allocations described above, will be made to the general partner and all of ETP's unitholders immediately prior to such issuance or other transactions to account for the difference between the "book" basis for purposes of maintaining capital accounts and the fair market value of all property held by ETP at the time of such issuance or future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although ETP does not expect that its operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of ETP's income and gain will be allocated in an amount and manner sufficient to eliminate such negative capital account balances as quickly as possible.

The shares of Sunoco common stock ETP acquires in the merger in exchange for ETP common units will also be subject to Section 704(c) Allocations described above. As a result, income, gain, loss and deductions attributable to such Sunoco common stock will be allocated for U.S. federal income tax purposes in a manner such that the Sunoco shareholders receiving ETP common units in the merger will be charged with, or benefit from, the unrealized gain or unrealized loss associated with their Sunoco common stock at the time of the merger. The amount of unrealized gain or loss generally is equal to the difference between a unitholder's "book" capital account, credited with the fair market value of Contributed Property, and "tax" capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the "Book-Tax Disparity." Pursuant to the Section 704(c) Allocations, if the Sunoco common stock acquired by ETP in exchange for ETP common units in the merger is sold after the merger, gain equal to any Book-Tax Disparity remaining at the time of such sale must be allocated exclusively to the Sunoco shareholders who received ETP common units in the Merger.

An allocation of items of ETP's income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the Book-Tax Disparity, will generally be given effect for U.S. federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction only if the allocation has "substantial economic effect." In any other case, a partner's share of an item will be determined on the basis of his interest in ETP, which will be determined by taking into account all the facts and circumstances, including:

• his relative contributions to ETP;

• the interests of all the partners in profits and losses;

• the interest of all the partners in cash flow; and

• the rights of all the partners to distributions of capital upon liquidation.

Latham & Watkins LLP is of the opinion that, with the exception of the issues described in "—Section 754 Election" and "—Disposition of ETP Common Units—Allocations Between Transferors and Transferees," allocations under ETP's partnership agreement will be given effect for U.S. federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A unitholder whose units are loaned to a "short seller" to cover a short sale of units may be considered to have disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition.

As a result, during this period:

• any of ETP's income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

- any cash distributions received by the unitholder as to those units would be fully taxable; and

- while not entirely free from doubt, all such distributions would appear to be taxable for U.S. federal income tax purposes as ordinary income.

Because there is no direct or indirect controlling authority on the issue relating to partnership interests, Latham & Watkins LLP has not rendered an opinion regarding the tax treatment of a unitholder whose ETP common units are loaned to a short seller to cover a short sale of ETP common units Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has previously announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read "—Disposition of ETP Common Units—Recognition of Gain or Loss" below.

Alternative Minimum Tax

Each unitholder will be required to take into account his distributive share of any items of ETP's income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates

Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 35% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than twelve months) of individuals is 15%. These rates are scheduled to sunset after December 31, 2012, and, thereafter, absent new legislation, the U.S. federal income tax rates on both ordinary income and long-term capital gains will increase. Further, such rates are subject to change by new legislation at any time.

The Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 is scheduled to impose a 3.8% Medicare tax on certain net investment income earned by individuals, estates and trusts for taxable years beginning after December 31, 2012. For these purposes, net investment income generally includes a unitholder's allocable share of ETP's income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder's net investment income and (ii) the amount by which the unitholder's modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, and (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

ETP has made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS unless there is a constructive termination of the partnership. Please read "—Disposition of ETP Common Units—Constructive Termination." The election will generally permit ETP to adjust a common unit purchaser's tax basis in its assets ("inside basis") under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply with respect to a person who purchases ETP common units directly from ETP. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, the inside basis in ETP's assets with respect to a unitholder will be considered to have two components: (i) his share of ETP's tax basis in its assets ("common basis") and (ii) his Section 743(b) adjustment to that basis.

Where the remedial allocation method is adopted (which ETP has historically done), the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property that is subject to depreciation under Section 168 of the Internal Revenue Code and whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property's unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. If we elect a method other than the remedial method, the depreciation and amortization methods and useful lives associated with the Section 743(b) adjustment, therefore, may differ from the methods and useful lives generally used to depreciate the inside basis in such properties. Under ETP's partnership agreement, ETP's general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. Please read "—Disposition of ETP Common Units—Uniformity of Units."

ETP intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property's unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6) and Treasury Regulation Section 1.197-2(g)(3), which is not expected to directly apply to a material portion of ETP's assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, ETP will apply the rules described in the Treasury Regulations and legislative history. If ETP determines that this position cannot reasonably be taken, ETP may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read "Disposition of ETP Common Units—Uniformity of Units."

A unitholder's tax basis for his common units is reduced by his share of ETP's deductions (whether or not such deductions were claimed on an individual's income tax return) so that any position ETP takes that understates deductions will overstate the common unitholder's basis in his ETP common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read "—Disposition of ETP Common Units—Recognition of Gain or Loss." Latham & Watkins LLP is unable to opine as to whether ETP's method for depreciating Section 743 adjustments is sustainable for property subject to depreciation under Section 167 of the Internal Revenue Code or if we use an aggregate approach as described above, as there is no direct or indirect controlling authority addressing the validity of these positions. Moreover, the IRS may challenge ETP's position with respect to depreciating or amortizing the Section 743(b) adjustment ETP takes to preserve the uniformity of the units. If such challenge was sustained, the gain from the sale of units might be increased without the benefit of additional deductions. Please see "—Disposition of ETP Common Units— Uniformity of Units."

A Section 754 election is advantageous if the transferee's tax basis in his units is higher than the units' share of the aggregate tax basis of ETP's assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of ETP's assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his units is lower than those units' share of the aggregate tax basis of ETP's assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in ETP if ETP has a substantial built-in loss immediately after the transfer, or if ETP distributes property and there is a substantial basis reduction. Generally, a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of ETP's assets and other matters. For example, the allocation of the Section 743(b) adjustment among ETP's assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by ETP to its tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than ETP's tangible assets. ETP cannot assure unitholders that the determinations ETP makes will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in ETP's opinion, the expense of compliance exceed the benefit of the election, ETP may seek permission from the IRS to revoke ETP's Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

ETP uses the year ending December 31 as its taxable year and the accrual method of accounting for U.S. federal income tax purposes. Each unitholder will be required to include in income his share of ETP's income, gain, loss and deduction for its taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of ETP's taxable year but before the close of his taxable year must include his share of ETP's income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than twelve months of ETP's income, gain, loss and deduction. Please read "—Disposition of ETP Common Units—Allocations Between Transferors and Transferees."

Tax Basis, Depreciation and Amortization

The tax basis of ETP's assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The U.S. federal income tax burden associated with the difference between the fair market value of ETP's assets and their tax basis immediately prior to (i) the merger will be borne the unitholders immediately prior to the merger and (ii) any other offering will be borne by the partnership's unitholders prior to any such offering. Please read "—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction."

To the extent allowable, ETP may elect to use the depreciation and cost recovery methods, including bonus depreciation to the extent available that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Please read "—Disposition of ETP Common Units—Uniformity of Units." Property ETP subsequently acquires or constructs may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If ETP disposes of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property ETP owns will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in ETP. Please read "—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction" and "—Disposition of ETP Common Units—Recognition of Gain or Loss."

The costs ETP incurs in selling its units (called "syndication expenses") must be capitalized and cannot be deducted currently, ratably, or upon ETP's termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by ETP, and as syndication expenses, which may not be amortized by ETP. The underwriting discounts and commissions ETP incurs will be treated as syndication expenses.

Valuation and Tax Basis of ETP's Properties

The U.S. federal income tax consequences of the ownership and disposition of units will depend in part on ETP's estimates of the relative fair market values, and the tax bases, of ETP's assets. Although ETP may from time to time consult with professional appraisers regarding valuation matters, ETP will make many of the relative fair market value estimates itself. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If ETP's estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and may incur interest and penalties with respect to those adjustments.

Disposition of ETP Common Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder's tax basis for the units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of ETP's nonrecourse liabilities. Because the amount realized includes a unitholder's share of ETP's nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from ETP that in the aggregate were in excess of cumulative net taxable income for an ETP common unit and, therefore, decreased a unitholder's tax basis in that common unit will, in effect, become taxable income if the ETP common unit is sold at a price greater than the unitholder's tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a "dealer" in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than twelve months will generally be taxed at favorable rates. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss to the extent attributable to Section 751 Assets of ETP. Ordinary income attributable to Section 751 Assets may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner's tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner's entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify ETP common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis ETP common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific ETP common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of ETP common units transferred must consistently use that identification method for all subsequent sales or exchanges of ETP common units. A unitholder considering the acquisition of additional ETP common units or a sale of units acquired in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

- a short sale;

- an offsetting notional principal contract; or

- a futures or forward contract,

in each case, with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, ETP's taxable income and losses will be determined annually, will be prorated on a monthly basis and will be apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which ETP refers to in this disclosure as the "Allocation Date." However, gain or loss realized on a sale or other disposition of ETP's assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships employ such simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations as there is no direct or indirect controlling authority on this issue. Recently, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Latham & Watkins LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders because the issue has not been definitively resolved by the IRS or the courts. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, ETP's taxable income or losses might be reallocated among the unitholders. ETP is authorized to revise its method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations. A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of ETP's income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of his units is generally required to notify ETP in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify ETP in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, ETP is required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify ETP of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination

ETP will be considered to have been terminated for tax purposes if there are sales or exchanges which, in the aggregate, constitute 50% or more of the total interests in ETP's capital and profits within a twelve-month period. For purposes of measuring whether the 50% threshold is reached, multiple sales of the same interest are counted only once. A constructive termination results in the closing of ETP's taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of ETP's taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in ETP filing two tax returns (and unitholders could receive two Schedules K-1 if the relief discussed below is not available) for one fiscal year and the cost of the preparation of these returns will be borne by all common unitholders. ETP's termination currently would not affect ETP's classification as a partnership for U.S. federal income tax purposes, but instead, ETP would be treated as a new partnership for tax purposes. ETP would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of ETP's deductions for depreciation. A termination could also result in penalties if ETP was unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject ETP to, any tax legislation enacted before the termination. The IRS has recently announced a publicly traded partnership technical termination relief procedure whereby if a publicly traded partnership that has technically terminated requests publicly traded partnership technical termination relief and the IRS grants such relief, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years.

Uniformity of Units

ETP cannot match transferors and transferees of units. ETP endeavors to maintain uniformity of the economic and tax characteristics of the units to a subsequent purchaser of these units. In the absence of uniformity, ETP may be unable to comply completely with a number of U.S. federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6) and Treasury Regulation Section 1.197-2(g)(3). Any non-uniformity could have a negative impact on the value of the units. Please read "—Tax Consequences of Unit Ownership—Section 754 Election."

ETP intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property's unamortized Book-Tax Disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of ETP's assets, and Treasury Regulation Section 1.197-2(g)(3). Please read "—Tax Consequences of Unit Ownership—Section 754 Election." To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, ETP will apply the rules described in the Treasury Regulations and legislative history. If ETP determines that this position cannot reasonably be taken, ETP may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in ETP's assets. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if ETP determines that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If ETP chooses not to utilize this aggregate method, ETP may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. In either case, and as stated above under "—Tax Consequences of Unit Ownership—Section 754 Election," Latham & Watkins LLP has not rendered an opinion with respect to these methods. Moreover, the IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read "—Recognition of Gain or Loss."

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below to a limited extent, may have substantially adverse tax consequences to them. A tax-exempt entity or a non-U.S. person should consult its tax advisor before acquiring or investing in the ETP common units.

Employee benefit plans and most other organizations exempt from U.S. federal income tax, including individual retirement accounts and other retirement plans, are subject to U.S. federal income tax on their unrelated business taxable income. Virtually all of ETP's income allocated to a unitholder that is a tax-exempt organization is expected to be unrelated business taxable income and consequently will be taxable to such holders.

Non-resident aliens and foreign corporations, trusts or estates that own ETP common units will be considered to be engaged in business in the United States because of the ownership of such units. As a consequence, they will be required to file U.S. federal tax returns to report their share of ETP's income, gain, loss or deduction and pay U.S. federal income tax at regular rates on their share of ETP's net income or gain. Moreover, under rules applicable to publicly traded partnerships, ETP's quarterly distribution to foreign unitholders will be subject to withholding at the highest applicable effective tax rate. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to ETP's transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require ETP to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular U.S. federal income tax, on its share of ETP's earnings and profits, as adjusted for changes in the foreign corporation's "U.S. net equity," that is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a "qualified resident." In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A foreign unitholder who sells or otherwise disposes of an ETP common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS interpreting the scope of "effectively connected income," a foreign unitholder would be considered to be engaged in a trade or business in the United States by virtue of the U.S. activities of the partnership, and part or all of that unitholder's gain would be effectively connected with that unitholder's indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign common unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of an ETP common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5% of ETP's common units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of ETP's assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the ETP common units or the five-year period ending on the date of disposition. Currently, more than 50% of ETP's assets consist of U.S. real property interests and ETP does not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to U.S. federal income tax on gain from the sale or disposition of their units.

Recent changes in law may affect certain foreign unitholders. Please read "—Administrative Matters— Additional Withholding Requirements."

Administrative Matters

Information Returns and Audit Procedures

ETP intends to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of ETP's income, gain, loss and deduction for ETP's preceding taxable year. In preparing this information, which will not be reviewed by counsel, ETP will take various accounting and reporting positions, some of which have been mentioned above, to determine each unitholder's share of income, gain, loss and deduction. ETP cannot assure unitholders that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither ETP nor Latham & Watkins LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit ETP's U.S. federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of his return. Any audit of a unitholder's return could result in adjustments not related to ETP's returns as well as those related to ETP's returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the "Tax Matters Partner" for these purposes. ETP's partnership agreement names its general partner as its Tax Matters Partner.

The Tax Matters Partner has made and will make some elections on ETP's behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in ETP's returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in ETP to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate. The Tax Matters Partner may select the forum for judicial review, and, if the Tax Matters Partner selects the Court of Federal Claims or a District Court, rather than the Tax Court, partners may be required to pay any deficiency asserted by the IRS before judicial review is available.

A unitholder must file a statement with the IRS identifying the treatment of any item on his U.S. federal income tax return that is not consistent with the treatment of the item on ETP's return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Additional Withholding Requirements

Withholding taxes may apply to certain types of payments made to "foreign financial institutions" (as specially defined in the Internal Revenue Code) and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the United States ("FDAP Income"), or gross proceeds from the sale or other disposition of any property of a type which can produce interest or dividends from sources within the United States paid to a foreign financial institution or to a non-financial foreign entity, unless (i) the foreign financial institution undertakes certain diligence and reporting, (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders.

Although these rules currently apply to applicable payments made after December 31, 2012, the IRS has issued proposed Treasury Regulations providing that the withholding provisions described above will generally apply to payments of FDAP Income made on or after January 1, 2014 and to payments of relevant gross proceeds made on or after January 1, 2015.

The proposed Treasury Regulations described above will not be effective until they are issued in their final form, and as of the date of this prospectus, it is not possible to determine whether the proposed regulations will be finalized in their current form or at all. Each prospective unitholder should consult his own tax advisor regarding these withholding provisions.

Nominee Reporting

Persons who hold an interest in ETP as a nominee for another person are required to furnish to ETP:

- the name, address and taxpayer identification number of the beneficial owner and the nominee;

- whether the beneficial owner is:

    (1) a person that is not a U.S. person;

    (2) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

    (3) a tax-exempt entity;

- the amount and description of units held, acquired or transferred for the beneficial owner; and

- specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from dispositions.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to ETP. The nominee is required to supply the beneficial owner of the units with the information furnished to ETP.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue

Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

- for which there is, or was, "substantial authority"; or

- as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an "understatement" of income for which no "substantial authority" exists, ETP must disclose the pertinent facts on its tax return. In addition, ETP will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to "tax shelters," which ETP does not believe includes ETP, or any of its investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer's gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation or certain other thresholds are met, the penalty imposed increases to 40%. ETP does not anticipate making any valuation misstatements.

In addition, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions

If ETP was to engage in a "reportable transaction," ETP (and possibly its unitholders and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a "listed transaction" or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of six successive tax years. ETP's participation in a reportable transaction could increase the likelihood that its U.S. federal income tax information return (and possibly unitholder's tax return) would be audited by the IRS. Please read "—Administrative Matters—Information Returns and Audit Procedures."

Moreover, if ETP was to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, unitholders may be subject to the following additional consequences:

- accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at "—Accuracy-Related Penalties";

- for those persons otherwise entitled to deduct interest on Federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

- in the case of a listed transaction, an extended statute of limitations.

ETP does not expect to engage in any "reportable transactions."

Recent Legislative Developments

The present U.S. federal income tax treatment of publicly traded partnerships, including ETP, or an investment in ETP's common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of the U.S. Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. Currently, one such legislative proposal would eliminate the qualifying income exception upon which ETP relies for its treatment as a partnership for U.S. federal income tax purposes. Please read "—Partnership Status." ETP is unable to predict whether any such legislation will ultimately be enacted. However, it is possible that a change in law could affect ETP and may, if enacted, be applied retroactively. Any such changes could negatively impact the value of an investment in ETP common units.

State, Local, Foreign and Other Tax Considerations

In addition to U.S. federal income taxes, a unitholder may be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which ETP does business or owns property or in which the unitholder is a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider the potential impact of such taxes on his investment in ETP. We currently own property or do business in more than 40 states. Most of these states impose an income tax on individuals, corporations and other entities. ETP may also own property or do business in other jurisdictions in the future. Although a unitholder may not be required to file a return and pay taxes in some jurisdictions because the unitholder's income from that jurisdiction falls below the filing and payment requirement, the unitholder will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which ETP does business or owns property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require ETP, or ETP may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read "—Tax Consequences of Unit Ownership—Entity-Level Collections" above. Based on current law and ETP's estimate of ETP's future operations, ETP's general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states, localities and foreign jurisdictions, of his investment in ETP. Accordingly, each prospective unitholder is urged to consult his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal tax returns that may be required of him. Latham & Watkins LLP has not rendered an opinion on the state, local or foreign tax consequences of an investment in ETP.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma consolidated financial information of ETP reflects the pro forma impacts of multiple transactions, each of which is described in the following sections. The Propane Transaction and Citrus Transaction (both of which terms are defined below) were completed in January 2012 and March 2012, respectively and both transactions are collectively referred to as the "Completed Transactions" throughout the unaudited pro forma financial information and accompanying notes. The Sunoco Transaction (as defined below) is expected to be completed in the fourth quarter of 2012, and the Holdco Transaction (as defined below) is expected to be completed concurrent with the Sunoco Transaction.

The unaudited pro forma condensed consolidated balance sheet gives effect to the Sunoco Transaction and Holdco Transaction as if they had occurred on June 30, 2012; the unaudited pro forma condensed consolidated statements of operations assume that the Propane Transaction, Citrus Transaction, Sunoco Transaction and Holdco Transaction were consummated on January 1, 2011. The unaudited pro forma condensed balance sheet and condensed consolidated statements of operations should be read in conjunction with (i) ETP's Annual Report on Form 10-K for the year ended December 31, 2011, (ii) ETP's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012, (iii) Sunoco's Annual Report on Form 10-K for the year ended December 31, 2011, (iv) Sunoco's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012, (v) Sunoco's Current Report on Form 8-K filed with the SEC on June 22, 2012, (vi) Southern Union's Annual Report on Form 10-K for the year ended December 31, 2011 and (vii) Southern Union's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012.

The unaudited pro forma condensed consolidated financial statements are for illustrative purposes only and are not necessarily indicative of the financial results that would have occurred if the Propane Transaction, Citrus Transaction, Sunoco Transaction and/or Holdco Transaction had been consummated on the dates indicated, nor are they necessarily indicative of the financial position or results of operations in the future. The pro forma adjustments, as described in the accompanying notes, are based upon available information and certain assumptions that are believed to be reasonable as of the date of this document.

Propane Transaction

On January 12, 2012, ETP contributed its propane operations, consisting of HOLP and Titan (which we refer to collectively as the "Propane Business"), to AmeriGas. ETP received approximately $1.46 billion in cash and approximately 29.6 million AmeriGas common units valued at $1.12 billion at the time of the contribution. AmeriGas also assumed approximately $71.0 million of existing HOLP debt. The cash proceeds were used to complete the redemption of $750.0 million of aggregate principal amount of ETP senior notes and to repay borrowings on ETP's revolving credit facility.

Citrus Transaction

On March 26, 2012, ETE consummated the acquisition of Southern Union and, concurrently with the closing of the Southern Union acquisition, CrossCountry, a subsidiary of Southern Union that indirectly owns a 50% interest in Citrus Corp., merged with a subsidiary of ETP and, in connection therewith, ETP paid $1.895 billion in cash and issued $105.0 million of ETP common units (which we refer to as the "Citrus Transaction"). ETP used cash proceeds from its completed public offering of $2.0 billion of aggregate principal amount of senior notes to fund the cash portion of the purchase price of the Citrus Transaction. As a result of the consummation of the Citrus Transaction, ETP owns CrossCountry which in turn owns a 50% interest in Citrus Corp. The other 50% interest in Citrus Corp. is indirectly owned by Kinder Morgan, Inc. In conjunction with the Citrus Transaction, ETE agreed to relinquish its rights to approximately $220.0 million of incentive distributions from ETP that ETE would otherwise be entitled to receive over 16 consecutive quarters.

Sunoco Transaction

On April 30, 2012, ETP announced its entry into a definitive merger agreement whereby ETP will acquire Sunoco in exchange for ETP common units and cash. Under the terms of the merger agreement, Sunoco shareholders may elect to receive, for each Sunoco common share, either $50.00 in cash, 1.0490 ETP common units or a combination of $25.00 in cash and 0.5245 of an ETP common unit. The cash and unit elections, however, will be subject to proration to ensure that the total amount of cash paid and the total number of ETP common units issued in the merger to Sunoco shareholders as a whole are equal to the total amount of cash and number of ETP common units that would have been paid and issued if all Sunoco shareholders received the standard mix of consideration. Upon closing, Sunoco shareholders are expected to own approximately 18% of ETP's outstanding limited partner interests. This transaction is expected to close in the fourth quarter of 2012, subject to approval of Sunoco's shareholders and customary regulatory approvals.

Holdco Transaction

On June 15, 2012, ETE and ETP entered into a transaction agreement, pursuant to which, immediately following the closing of the Sunoco Transaction, (i) ETE will contribute its interest in Southern Union into Holdco in exchange for a 60% equity interest in Holdco and (ii) ETP will contribute its interest in Sunoco to Holdco and will retain a 40% equity interest in Holdco. Prior to the contribution of Sunoco to Holdco, Sunoco will contribute its interests in Sunoco Logistics to ETP in exchange for 50,706,000 Class F Units plus an additional number of Class F Units determined based upon the amount of cash contributed to ETP by Sunoco at the closing of the merger, as calculated in accordance with the merger agreement. The Class F Units will be entitled to 35% of the quarterly cash distributions generated by ETP and its subsidiaries other than Holdco, subject to a maximum cash distribution of $3.75 per Class F Unit per year. Pursuant to a stockholders agreement between ETE and ETP, ETP will control Holdco. Consequently, ETP expects to consolidate Holdco (including Sunoco and Southern Union) in its financial statements subsequent to consummation of the Holdco Transaction. Under the terms of the Holdco transaction agreement, ETE will relinquish an aggregate of $210.0 million of IDRs over 12 consecutive quarters following the closing of the Holdco transaction.

ENERGY TRANSFER PARTNERS, L.P. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
As of June 30, 2012
(in millions)

	ETP Historical	Sunoco Historical	Sunoco Transaction Pro Forma Adjustments	ETP Pro Forma for Sunoco Transaction	Southern Union Historical	Holdco Transaction Pro Forma Adjustments	ETP Pro Forma for Holdco Transaction
ASSETS							
CURRENT ASSETS:							
Cash and cash equivalents	$ 187	$1,884	$(1,884) **a**	$ 187	$ 11	$ —	$ 198
Accounts receivable, net of allowance for doubtful accounts	439	2,556	—	2,995	162	—	3,157
Accounts receivable from related companies	45	—	—	45	10	—	55
Inventories	230	462	1,900 **b**	2,592	191	—	2,783
Exchanges receivable	19	—	—	19	41	—	60
Price risk management assets	17	—	—	17	15	—	32
Other current assets	101	198	—	299	73	—	372
Total current assets	1,038	5,100	16	6,154	503	—	6,657
PROPERTY, PLANT AND EQUIPMENT, net	12,594	3,547	3,161 **b**	19,302	6,964	—	26,266
ADVANCES TO AND INVESTMENTS IN AFFILIATES	3,259	96	—	3,355	126	—	3,481
LONG-TERM PRICE RISK MANAGEMENT ASSETS	39	—	—	39	—	—	39
GOODWILL	600	134	2,619 **b**	3,353	2,030	—	5,383
INTANGIBLE ASSETS, net	170	279	643 **b**	1,092	—	—	1,092
OTHER NON-CURRENT ASSETS, net ...	160	181	—	341	274	—	615
Total assets	$17,860	$9,337	$ 6,439	$33,636	$9,897	$ —	$43,533

ENERGY TRANSFER PARTNERS, L.P. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
As of June 30, 2012
(in millions)

	ETP Historical	Sunoco Historical	Sunoco Transaction Pro Forma Adjustments	ETP Pro Forma for Sunoco Transaction	Southern Union Historical	Holdco Transaction Pro Forma Adjustments	ETP Pro Forma for Holdco Transaction
LIABILITIES AND EQUITY							
CURRENT LIABILITIES:							
Accounts payable	$ 299	$3,210	$ —	$ 3,509	$ 108	$ —	$ 3,617
Accounts payable to related companies	—	—	—	—	9	—	9
Exchanges payable	12	—	—	12	121	—	133
Price risk management liabilities	9	—	—	9	34	—	43
Accrued and other current liabilities	749	781	47 **b**	1,577	168	—	1,745
Current maturities of long-term debt	108	—	—	108	402	—	510
Total current liabilities	1,177	3,991	47	5,215	842	—	6,057
LONG-TERM DEBT, less current maturities	9,043	2,548	734 **a** 224 **b**	12,549	3,112	—	15,661
ACCUMULATED DEFERRED INCOME TAXES	142	283	1,705 **b**	2,130	1,695	—	3,825
OTHER NON-CURRENT LIABILITIES	166	769	—	935	358	—	1,293
COMMITMENTS AND CONTINGENCIES							
EQUITY:							
General Partner	186	—	—	186	—	—	186
Limited Partners	6,348	—	(2,618) **a** 5,031 **b**	8,761	—	—	8,761
Accumulated other comprehensive income	(12)	(200)	200 **b**	(12)	4	(4) **c**	(12)
Shareholders' Equity	—	1,116	(1,116) **b**	—	3,913	(3,913) **c**	—
Retained earnings	—	—	—	—	(27)	27 **c**	—
Total partners' capital	6,522	916	1,497	8,935	3,890	(3,890)	8,935
Noncontrolling interest	810	830	2,232 **b**	3,872	—	3,890 **c**	7,762
Total equity	7,332	1,746	3,729	12,807	3,890	—	16,697
Total liabilities and equity	$17,860	$9,337	$ 6,439	$33,636	$9,897	$ —	$43,533

ENERGY TRANSFER PARTNERS, L.P. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the Six Months Ended June 30, 2012
(in millions, except per unit data)

	ETP Historical	Pro Forma Adjustments for Completed Transactions	ETP as Adjusted for Completed Transactions	Sunoco Historical	Sunoco Transaction Pro Forma Adjustments	ETP Pro Forma for Sunoco Transaction	Southern Union Historical	Southern Union Pro Forma Adjustments	Holdco Transaction Pro Forma Adjustments	ETP Pro Forma for Holdco Transaction
REVENUES	$2,546	$ (93) **d**	$2,453	$24,435	$—	$26,888	$1,146	$—	$ —	$28,034
COSTS AND EXPENSES:										
Cost of products sold and operating expenses	1,698	(80) **d**	1,618	22,972	—	24,590	825	(90) **p**	—	25,325
Depreciation and amortization	201	(4) **d**	197	112	56 **j**	365	136	12 **q**	—	513
Selling, general and administrative	104	(1) **d**	103	309	(10) k	402	45	—	—	447
Impairment charges and other	—	—	—	108	(12) l	96	—	—	—	96
Total costs and expenses	2,003	(85)	1,918	23,501	34	25,453	1,006	(78)	—	26,381
OPERATING INCOME	543	(8)	535	934	(34)	1,435	140	78	—	1,653
OTHER INCOME (EXPENSE):										
Interest expense, net of interest capitalized	(271)	(23) **e**	(294)	(86)	(11) **m**	(391)	(112)	1 **r** 8 **r**	—	(494)
Equity in earnings of affiliates	55	19 **e**	74	6	—	80	17	(15) **s**	—	82
Gain on deconsolidation of Propane Business	1,057	(1,057) **f**	—	—	—	—	—	—	—	—
Gains (losses) on disposal of assets	(1)	2 **d**	1	104	—	105	—	—	—	105
Loss on extinguishment of debt	(115)	115 **g**	—	—	—	—	—	—	—	—
Gains on non-hedged interest rate derivatives	(8)	—	(8)	—	—	(8)	—	—	—	(8)
Other, net	4	—	4	5	—	9	—	—	—	9
INCOME BEFORE INCOME TAX EXPENSE AND DISCONTINUED OPERATIONS	1,264	(952)	312	963	(45)	1,230	45	72	—	1,347
Income tax expense	14	—	14	333	(27) **n**	320	22	31 **t**	(32) **w**	341
INCOME FROM CONTINUING OPERATIONS	1,250	(952)	298	630	(18)	910	23	41	32	1,006
Income from discontinued operations, net of income taxes	—	—	—	6	—	6	—	—	—	6
NET INCOME	1,250	(952)	298	636	(18)	916	23	41	32	1,012
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	24	—	24	140	(10) **o**	154	—	2 **u**	292 **x**	448
NET INCOME ATTRIBUTABLE TO PARTNERS	1,226	(952)	274	496	(8)	762	23	39	(260)	564
GENERAL PARTNER'S INTEREST IN NET INCOME	225	(12) **h**	213	—	18 **o**	231	—	1 **v**	(3) **x**	229
LIMITED PARTNERS' INTEREST IN NET INCOME	$1,001	$ (940) **h**	$ 61	$ 496	$(26) **o**	$ 531	$ 23	$ 38 **v**	$(257) **x**	$ 335
BASIC NET INCOME PER LIMITED PARTNER UNIT	$ 4.35		$ 0.22 **i**			$ 1.86 **i**				$ 1.17 **i**
DILUTED NET INCOME PER LIMITED PARTNER UNIT	$ 4.33		$ 0.22 **i**			$ 1.85 **i**				$ 1.16 **i**

124

ENERGY TRANSFER PARTNERS, L.P. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2011
(in millions, except per unit data)

	ETP Historical	Pro Forma Adjustments for Completed Transactions	ETP as Adjusted for Completed Transactions	Sunoco Historical	Sunoco Transaction Pro Forma Adjustments	ETP Pro Forma for Sunoco Transaction	Southern Union Historical	Southern Union Pro Forma Adjustments	Holdco Transaction Pro Forma Adjustments	ETP Pro Forma for Holdco Transaction
REVENUES	$6,851	$(1,427) d	$5,424	$45,328	$ —	$50,752	$2,666	$ —	$ —	$53,418
COSTS AND EXPENSES:										
Cost of products sold and operating expenses	4,963	(1,174) d	3,789	44,119	—	47,908	1,860	(16) p	—	49,752
Depreciation and amortization	431	(78) d	353	335	113 j	801	238	51 q	—	1,090
Selling, general and administrative	212	(47) d	165	598	—	763	90	—	—	853
Impairment charges and other	—	— d	—	2,629	—	2,629	—	—	—	2,629
Total costs and expenses	5,606	(1,299)	4,307	47,681	113	52,101	2,188	35	—	54,324
OPERATING INCOME (LOSS)	1,245	(128)	1,117	(2,353)	(113)	(1,349)	478	(35)	—	(906)
OTHER INCOME (EXPENSE):										
Interest expense, net of interest capitalized	(474)	(40) e	(514)	(172)	(21) m	(707)	(219)	5 r / 33 r	—	(888)
Equity in earnings of affiliates	26	148 e	174	15	—	189	99	(93) s	—	195
Gains (losses) on disposal of assets	(3)	3 d	—	13	—	13	—	—	—	13
Losses on non-hedged interest rate derivatives	(77)	—	(77)	—	—	(77)	—	—	—	(77)
Allowance for equity funds used during construction	1	—	1	—	—	1	—	—	—	1
Impairment of investment in affiliates	(5)	—	(5)	—	—	(5)	—	—	—	(5)
Other, net	3	(1) d	2	31	—	33	1	—	—	34
INCOME BEFORE INCOME TAX EXPENSE(BENEFIT) AND DISCONTINUED OPERATIONS	716	(18)	698	(2,466)	(134)	(1,902)	359	(90)	—	(1,633)
Income tax expense (benefit)	19	(4) d	15	(1,063)	(28) n	(1,076)	104	(5) t	(61) w	(1,038)
INCOME FROM CONTINUING OPERATIONS	697	(14)	683	(1,403)	(106)	(826)	255	(85)	61	(595)
Loss from discontinued operations, net of income taxes	—	—	—	(106)	—	(106)	—	—	—	(106)
NET INCOME (LOSS)	697	(14)	683	(1,509)	(106)	(932)	255	(85)	61	(701)
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	28	—	28	175	(20)	183	—	27 u	(926) x	(716)
NET INCOME (LOSS) ATTRIBUTABLE TO PARTNERS	669	(14)	655	(1,684)	(86)	(1,115)	255	(112)	987	15
GENERAL PARTNER'S INTEREST IN NET INCOME	433	(55) h	378	—	14 o	392	—	2 v	13 x	407
LIMITED PARTNERS' INTEREST IN NET INCOME (LOSS)	$ 236	$ 41 h	$ 277	$(1,684)	$(100) o	$(1,507)	$ 255	$(114) v	$ 974 x	$ (392)
BASIC NET INCOME (LOSS) PER LIMITED PARTNER UNIT	$ 1.10		$ 1.28 i			$ (5.77) i				$ (1.52) i
DILUTED NET INCOME (LOSS) PER LIMITED PARTNER UNIT	$ 1.10		$ 1.28 i			$ (5.77) i				$ (1.52) i

125

ENERGY TRANSFER PARTNERS, L.P.
NOTES TO UNAUDITED PRO FORMA INFORMATION

The unaudited pro forma condensed consolidated financial information presented above gives effect to multiple transactions. The unaudited pro forma condensed consolidated balance sheet gives effect to the Sunoco Transaction and the Holdco Transaction, both of which are expected to be consummated in the future, as if these transactions had been consummated on June 30, 2012. The unaudited pro forma condensed consolidated statements of operations give effect to the Propane Transaction, Citrus Transaction, Sunoco Transaction and Holdco Transaction as if all of these transactions had been consummated on January 1, 2011. The Propane Transaction and Citrus Transaction were consummated during the six months ended June 30, 2012, and both transactions collectively are referred to as the "Completed Transactions" throughout the unaudited pro forma financial information and accompanying notes. The Completed Transactions are already reflected in ETP's historical consolidated balance sheet as of June 30, 2012; therefore, no pro forma balance sheet adjustments are necessary.

The unaudited pro forma condensed consolidated financial information reflected above includes separate adjustments for the Sunoco Transaction and the Holdco Transaction. These two transactions were entered into separately at different times. The consummation of the Sunoco Transaction is not contingent upon the consummation of the Holdco Transaction; therefore, the pro forma financial information reflects separately the impacts of (i) the expected consummation of the Sunoco Transaction only and (ii) the expected consummation of the Holdco Transaction concurrent with the Sunoco Transaction. ETP expects to control Holdco; therefore, Holdco has been consolidated by ETP for purposes of this pro forma financial information.

The Sunoco historical amounts included in the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2011 have been adjusted from the amounts originally reported by Sunoco to reflect Sunoco's completion of the spin-off of SunCoke in January 2012 and the reclassification of those operations to discontinued operations.

a. To reflect the use of Sunoco's cash on hand to partially fund the cash portion of the Sunoco Transaction consideration. The remainder of the cash portion of the purchase price is assumed to be funded with long-term debt.

b. To record the impacts of applying the purchase method of accounting to the Sunoco Transaction. These pro forma adjustments are based on management's preliminary estimates, which may change prior to the completion of the final valuation. The calculation of the estimated purchase price or the estimated fair values ultimately recorded for assets (including goodwill) and liabilities may differ materially from those reflected in the unaudited pro forma condensed consolidated balance sheet, and any such changes could cause our actual results to differ materially from those presented in the unaudited pro forma condensed consolidated statements of operations. In addition, goodwill may also be impacted by changes in Sunoco's number of outstanding shares and changes in the trading price of ETP's common units, as such changes would impact the fair value of the total consideration to be paid. An increase or decrease of $1 in the trading price of ETP's common units would result in a corresponding increase or decrease in goodwill of approximately $60 million.

The following is a preliminary estimate of the purchase price for Sunoco:

Total Sunoco shares assumed to be paid in cash (in millions)	105
Cash conversion amount per Sunoco share	$ 25.00
Assumed cash portion of purchase price (in millions)	$ 2,618
Total Sunoco shares assumed to convert to ETP common units (in millions)	105
Sunoco share conversion rate	0.5245
ETP common units assumed to be issued (in millions)	55
ETP common unit closing price as of August 14, 2012	$ 43.92
Assumed fair value of equity portion of purchase price (in millions)	2,413
Total consideration to be paid (in millions)	$ 5,031

The following summarizes the assumed allocation of the purchase price among the assets acquired and liabilities assumed in the merger (in millions):

Total current assets	$ 7,000
Property, plant and equipment	6,708
Goodwill	2,753
Intangible assets	922
Other assets	277
Total assets	17,660
Total current liabilities	4,038
Long-term debt	2,772
Deferred income taxes	1,988
Other non-current liabilities	769
Total Liabilities	9,567
Noncontrolling Interest	3,062
	12,629
Total consideration to be paid	$ 5,031

c.   To record pro forma adjustments related to the formation of Holdco. The noncontrolling interest represents ETE's 60% ownership share of Holdco.

d.   To record the deconsolidation of ETP's propane operations in connection with the Propane Transaction.

e.   To record the pro forma impacts from the consideration received in connection with the Propane Transaction, including (i) ETP's receipt of AmeriGas common units representing approximately 34% of the limited partner interests in AmeriGas, and (ii) ETP's use of cash proceeds from the transaction to redeem long-term debt. The unaudited pro forma condensed consolidated statements of operations include adjustments to reduce interest expense resulting from the repayment of (i) $402.3 million of outstanding borrowings on ETP's revolving credit facility based on the amount outstanding as of January 1, 2011 and (ii) the redemption of $750.0 million of aggregate principal amount of ETP's senior notes.

The unaudited pro forma condensed consolidated statements of operations also include adjustments to equity in earnings of affiliates to reflect the net impact of (i) ETP's proportionate share of AmeriGas' income attributable to limited partners and (ii) amortization of the excess fair value associated with ETP's interest in AmeriGas. ETP's equity in earnings of AmeriGas reflected in its unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2011 are based on ETP's pro forma share of the earnings of AmeriGas for the twelve month period ended December 31, 2011 and the earnings of the Propane Business. For the six months ended June 30, 2012, a similar pro forma adjustment has been included for the period from January 1, 2012 to January 12, 2012 (the date of the completion of the Propane Transaction).

The adjustment to equity in earnings of affiliates also includes $15.0 million for the six months ended June 30, 2012 and $92.7 million for the year ended December 31, 2011, representing ETP's pro forma equity in earnings of Citrus Corp.

The pro forma adjustments to interest expense are based on ETP's actual weighted average rate of 5.85% from incremental debt of $1.895 billion in connection with the Citrus Transaction.

f.   To eliminate the gain recognized by ETP in connection with the deconsolidation of the Propane Business. This gain is eliminated from the unaudited pro forma condensed consolidated statement of operations because it would not have a continuing impact on ETP's results of operations.

g. To eliminate ETP's loss on extinguishment of debt recognized during the six months ended June 30, 2012. The loss on extinguishment of debt was recognized in connection with the redemption of $750.0 million of ETP's senior notes, as discussed above. The loss on extinguishment of debt is eliminated from the unaudited pro forma condensed consolidated statement of operations because it would not have a continuing impact on ETP's results of operations.

h. To reflect changes in amounts attributable to general and limited partners based on (i) pro forma changes in earnings resulting from adjustments (d), (e) and (f) above, (ii) the change in relative ownership percentage between the general partner and limited partners resulting from the issuance of $105.0 million of ETP common units in connection with the Citrus Transaction, and (iii) the impact for the period presented of ETE's relinquishment of $13.75 million per quarter of incentive distributions in connection with the Citrus Transaction.

i. The pro forma basic and diluted average number of units outstanding used to calculate ETP's pro forma income (loss) per limited partner unit is calculated as follows:

	Basic Average Number of Units Outstanding		Diluted Average Number of Units Outstanding	
	Six months ended June 30, 2012	Year ended December 31, 2011	Six months ended June 30, 2012	Year ended December 31, 2011
ETP historical	228,097,706	207,245,106	229,141,002	208,154,303
Effect of units issued in connection with the Citrus Transaction	1,056,950	2,249,092	1,056,950	2,249,092
ETP as adjusted for Completed Transactions	229,154,656	209,494,198	230,197,952	210,403,395
Effect of units issued in connection with the Sunoco Transaction	54,941,894	54,941,894	54,941,894	54,941,894
Effect of Holdco Transaction	(2,249,092)	(2,249,092)	(2,249,092)	(2,249,092)
ETP pro forma for Sunoco and Holdco Transactions	281,847,458	262,187,000	282,890,754	263,096,197

For the year ended December 31, 2011, the loss per limited partner unit on a pro forma basis for the Sunoco Transaction and Holdco Transaction is calculated using the basic average number of units outstanding as other securities would have been antidilutive.

j. To record incremental depreciation and amortization expense related to estimated fair values recorded in purchase accounting. Depreciation expense is estimated based on a weighted average useful life of 28 years.

k. To eliminate merger-related costs incurred by ETP because such costs would not have a continuing impact on results of operations.

l. To eliminate merger-related costs incurred by Sunoco because such costs would not have a continuing impact on results of operations.

m. To record interest expense at an assumed rate of 6.25% from incremental debt assumed to be issued in connection with the Sunoco Transaction. This adjustment is net of amortization assumed to be recorded on the fair value debt adjustment, which amortization was estimated to be $25.0 million for the year ended December 31, 2011 and $12.0 million for the three months ended June 30, 2012.

n. To record pro forma income tax impacts resulting from assumed income recorded by Sunoco with respect to its ownership of ETP's Class F units, offset by the assumed reduction of Sunoco's income from the deconsolidation of Sunoco Logistics. Although the assumed change to Sunoco's income would not impact ETP's pro forma consolidated pre-tax income, a pro forma income tax adjustment is necessary due to the significantly different effective income tax rates of ETP and Sunoco.

o. To reflect changes in amounts attributable to general and limited partners and noncontrolling interest based on Sunoco pro forma merger adjustments to net income.

p. To eliminate merger-related costs incurred by Southern Union because such costs would not have a continuing impact on results of operations.

q. To record incremental depreciation and amortization expense related to estimated fair values recorded in purchase accounting. Depreciation expense is estimated based on a weighted average useful life of 24 years.

r. To adjust amortization included in interest expense to (i) reverse historical amortization of financing costs and fair value adjustments related to debt and (ii) record amortization related to the pro forma adjustment of Southern Union's debt to fair value.

s. To reverse the equity in earnings of Citrus Corp. recorded in Southern Union's historical income statements.

t. To record the pro forma income tax impact related to Southern Union pro forma adjustments to pre-tax income.

u. To record the change in net income attributable to ETP's public unitholders as a result of the Citrus Transaction. This adjustment includes the impacts from (i) incremental income recorded by ETP from its equity method investment in Citrus Corp., (ii) the change in the relative ownership interests among the general partner and the limited partners as a result of ETP's issuance of $105.0 million of ETP common units in connection with the Citrus Transaction, and (iii) the impact for the periods presented of ETE's relinquishment of $13.75 million per quarter of incentive distributions in connection with the Citrus Transaction.

v. To record changes to the general and limited partners' interest in net income resulting from the consolidation of Southern Union.

w. To record pro forma income tax benefit for Holdco resulting from intercompany debt assumed in connection with the Holdco Transaction.

x. To record changes to the general and limited partners interest in net income and noncontrolling interest resulting from the Holdco Transaction. This adjustment includes impacts from the consolidation of Southern Union. The pro forma adjustment to noncontrolling interest is based on an allocation of 60% of Holdco's income to ETE.

DESCRIPTION OF ETP COMMON UNITS

As of August 27, 2012, there were approximately 349,000 separate common unitholders, which includes common units held in street name. ETP common units represent limited partner interests in ETP that entitle the holders to the rights and privileges specified in ETP's Second Amended and Restated Agreement of Limited Partnership, as amended.

Common Units, Class E Units, Class F Units and General Partner Interest

As of August 27, 2012, ETP had 245,559,257 common units outstanding, of which 193,083,198 were held by the public, including approximately 586,000 ETP common units held by ETP's officers and directors, and 52,476,059 ETP common units held by ETE, including 2,249,092 common units held by ETE's subsidiary, CrossCountry. ETP common units are listed for trading on the NYSE under the symbol "ETP."

As of August 27, 2012, there were 8,853,832 Class E units outstanding, all of which were issued in conjunction with ETP's purchase of the capital stock of Heritage Holdings in January 2004, and are currently owned by ETP's subsidiary Heritage Holdings. The Class E units generally do not have any voting rights. These Class E units are entitled to aggregate cash distributions equal to 11.1% of the total amount of cash distributed to all unitholders, including the Class E unitholders, up to $1.41 per unit per year. Management plans to continue its ownership of the Class E units by Heritage Holdings as long as such units remain outstanding.

In conjunction with the merger, as part of the Sunoco Logistics restructuring , ETP will enter into an amendment to its partnership agreement to create Class F units. The amount which will be issued will be determined at the closing of the merger and will equal 50,706,000 Class F units, plus an amount equal to the amount of cash contributed by Sunoco to ETP at the closing divided by $50.00. The Class F units generally will not have any voting rights. These Class F units will be entitled to aggregate cash distributions equal to 35% of the total amount of cash that is generated by ETP and its subsidiaries (other than Holdco) and available for distribution, up to a maximum of $3.75 per Class F unit per year.

As of August 27, 2012, ETP's general partner owned an approximate 1.4% general partner interest in ETP and the holders of common units and Class E units collectively owned an approximate 98.6% limited partner interest in ETP.

Issuance of Additional Securities

ETP's partnership agreement authorizes ETP to issue an unlimited number of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions established by ETP's general partner in its sole discretion, without the approval of the unitholders. Any such additional partnership securities may be senior to the common units.

It is possible that ETP will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units ETP issues will be entitled to share equally with the then-existing holders of common units in ETP's distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in ETP's net assets.

In accordance with Delaware law and the provisions of ETP's partnership agreement, ETP may also issue additional partnership securities that, in the sole discretion of the general partner, have special voting rights to which the common units are not entitled.

Upon issuance of additional partnership securities, ETP's general partner has the right to make additional capital contributions to the extent necessary to maintain its then-existing general partner interest in ETP. In the event that ETP's general partner does not make its proportionate share of capital contributions to ETP based on its then-current general partner interest percentage, its general partner percentage will be proportionately reduced. Moreover, ETP's general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other equity securities whenever, and on the same terms that, ETP issues those securities to persons other than the general partner and its affiliates, to the extent necessary to maintain its percentage interest, including its interest represented by common units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Unitholder Approval

The following matters require the approval of the majority of the outstanding common units, including the common units owned by the general partner and its affiliates:

- a merger of the partnership;
- a sale or exchange of all or substantially all of ETP's assets;
- dissolution or reconstitution of ETP's partnership upon dissolution;
- certain amendments to the partnership agreement; and
- the transfer to another person of the incentive distribution rights at any time, except for transfers to affiliates of the general partner or transfers in connection with the general partner's merger or consolidation with or into, or sale of all or substantially all of its assets to, another person.

The removal of ETP's general partner requires the approval of not less than 66⅔% of all outstanding units, including units held by ETP's general partner and its affiliates. Any removal is subject to the election of a successor general partner by the holders of a majority of the outstanding common units, including units held by ETP's general partner and its affiliates.

ETP's general partner manages and directs all of ETP's activities. The activities of ETP's general partner are managed and directed by its general partner, ETP LLC. The officers and directors of ETP LLC are the officers and directors of ETP. ETE, as the sole member of ETP LLC, is entitled under the limited liability company agreement of ETP LLC to appoint all of the directors of ETP LLC. ETP's unitholders do not have the ability to nominate directors or vote in the election of the directors of ETP LLC.

Amendments to ETP's Partnership Agreement

Amendments to ETP's partnership agreement may be proposed only by or with the consent of ETP's general partner. Certain amendments require the approval of a majority of the outstanding common units, including common units owned by the general partner and its affiliates. Any amendment that materially and adversely affects the rights or preferences of any class of partnership interests in relation to other classes of partnership interests will require the approval of at least a majority of the class of partnership interests so affected. ETP's general partner may make amendments to the partnership agreement without unitholder approval to reflect:

- a change in ETP's name, the location of ETP's principal place of business or ETP's registered agent or office;
- the admission, substitution, withdrawal or removal of partners;
- a change to qualify or continue ETP's qualification as a limited partnership or a partnership in which the limited partners have limited liability or to ensure that neither ETP nor ETP's operating partnership will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;
- a change that does not adversely affect ETP's unitholders in any material respect;

- a change (i) that is necessary or advisable to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute, or (B) facilitate the trading of common units or comply with any rule, regulation, guideline or requirement of any national securities exchange on which the common units are or will be listed for trading, (ii) that is necessary or advisable in connection with action taken by ETP's general partner with respect to subdivision and combination of ETP's securities or (iii) that is required to effect the intent expressed in ETP's partnership agreement;

- a change in ETP's fiscal year or taxable year and any changes that are necessary or advisable as a result of a change in ETP's fiscal year or taxable year;

- an amendment that is necessary to prevent ETP, or ETP's general partner or its directors, officers, trustees or agents from being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, as amended;

- an amendment that is necessary or advisable in connection with the authorization or issuance of any class or series of ETP's securities;

- any amendment expressly permitted in ETP's partnership agreement to be made by ETP's general partner acting alone;

- an amendment effected, necessitated or contemplated by a merger agreement approved in accordance with ETP's partnership agreement;

- an amendment that is necessary or advisable to reflect, account for and deal with appropriately ETP's formation of, or investment in, any corporation, partnership, joint venture, limited liability company or other entity other than ETP's operating partnership, in connection with ETP's conduct of activities permitted by ETP's partnership agreement;

- a merger or conveyance to effect a change in ETP's legal form; or

- any other amendment substantially similar to the foregoing.

Withdrawal or Removal of ETP's General Partner

ETP's general partner may withdraw as general partner by giving 90 days' written notice to the unitholders, and that withdrawal will not constitute a violation of ETP's partnership agreement. Upon the voluntary withdrawal of ETP's general partner, the holders of a majority of ETP's outstanding common units, excluding the common units held by the withdrawing general partner and its affiliates, may elect a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, ETP will be dissolved, wound up and liquidated, unless within 90 days after that withdrawal, the holders of a majority of ETP's outstanding units, excluding the common units held by the withdrawing general partner and its affiliates, agree to continue ETP's business and to appoint a successor general partner.

ETP's general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66⅔% of ETP's outstanding units, including units held by ETP's general partner and its affiliates, and ETP receive an opinion of counsel regarding limited liability and tax matters. In addition, if ETP's general partner is removed as ETP's general partner under circumstances where cause does not exist, ETP's general partner will have the right to receive cash in exchange for its partnership interest as a general partner in ETP, its partnership interest as the general partner of any member of the Energy Transfer partnership group and its incentive distribution rights. Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as ETP's general partner. Any removal of this kind is also subject to the approval of a successor general partner by the vote of the holders of the majority of ETP's outstanding common units, including those held by ETP's general partner and its affiliates.

While ETP's partnership agreement limits the ability of ETP's general partner to withdraw, it allows the general partner interest to be transferred if, among other things, the transferee assumes the rights and duties of ETP's general partner, furnishes an opinion of counsel regarding limited liability and tax matters and agrees to purchase all (or the appropriate portion thereof, if applicable) of ETP's general partner's general partner interest in ETP and any of ETP's subsidiaries. In addition, ETP's partnership agreement expressly permits the sale, in whole or in part, of the ownership of ETP's general partner. ETP's general partner may also transfer, in whole or in part, any common units it owns.

Transfer of General Partner Interest

ETP's general partner may transfer its general partner interest to a third party without the consent of the unitholders. Furthermore, the general partner of ETP's general partner may transfer its general partner interest in ETP's general partner to a third party without the consent of the unitholders. Any new owner of the general partner or the general partner of the general partner would be in a position to replace the officers of the general partner with its own choices and to control the decisions taken by such officers.

Liquidation and Distribution of Proceeds

Upon ETP's dissolution, unless ETP is reconstituted and continue as a new limited partnership, the person authorized to wind up ETP's affairs (the liquidator) will, acting with all the powers of ETP's general partner that the liquidator deems necessary or desirable in its good faith judgment, liquidate ETP's assets. The proceeds of the liquidation will be applied as follows:

- first, towards the payment of all of ETP's creditors and the creation of a reserve for contingent liabilities; and

- then, to all partners in accordance with the positive balance in their respective capital accounts.

Under some circumstances and subject to some limitations, the liquidator may defer liquidation or distribution of ETP's assets for a reasonable period of time. If the liquidator determines that a sale would be impractical or would cause a loss to ETP's partners, ETP's general partner may distribute assets in kind to ETP's partners.

Limited Call Right

If at any time less than 20% of the total limited partner interests of any class are held by persons other than ETP's general partner and its affiliates, ETP's general partner will have the right to acquire all, but not less than all, of those common units at a price no less than their then-current market price. As a consequence, a unitholder may be required to sell his common units at an undesirable time or price. ETP's general partner may assign this purchase right to any of its affiliates or ETP.

Indemnification

Under ETP's partnership agreement, in most circumstances, ETP will indemnify ETP's general partner, its affiliates and their officers and directors to the fullest extent permitted by law, from and against all losses, claims or damages any of them may suffer by reason of their status as general partner, officer or director, as long as the person seeking indemnity acted in good faith and in a manner believed to be in or not opposed to ETP's best interest and, with respect to any criminal proceeding, had no reasonable cause to believe the conduct was unlawful. Any indemnification under these provisions will only be out of ETP's assets. ETP's general partner shall not be personally liable for, or have any obligation to contribute or loan funds or assets to ETP to effectuate any indemnification. ETP is authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for ETP's activities, regardless of whether ETP would have the power to indemnify the person against liabilities under ETP's partnership agreement.

Listing

ETP's outstanding common units are listed on the NYSE under the symbol "ETP." Any additional common units ETP issue also will be listed on the NYSE.

Transfer Agent and Registrar

The transfer agent and registrar for the common units is American Stock Transfer & Trust Company.

Transfer of Common Units

Each purchaser of common units offered by this prospectus must execute a transfer application. By executing and delivering a transfer application, the purchaser of common units:

- becomes the record holder of the common units and is an assignee until admitted into ETP's partnership as a substituted limited partner;

- automatically requests admission as a substituted limited partner in ETP's partnership;

- agrees to be bound by the terms and conditions of, and executes, ETP's partnership agreement;

- represents that such person has the capacity, power and authority to enter into the partnership agreement;

- grants to ETP's general partner the power of attorney to execute and file documents required for ETP's existence and qualification as a limited partnership, the amendment of the partnership agreement, ETP's dissolution and liquidation, the admission, withdrawal, removal or substitution of partners, the issuance of additional partnership securities and any merger or consolidation of the partnership; and

- makes the consents and waivers contained in the partnership agreement, including the waiver of the fiduciary duties of the general partner to unitholders.

An assignee will become a substituted limited partner of ETP's partnership for the transferred common units upon the consent of ETP's general partner and the recording of the name of the assignee on ETP's books and records. Although the general partner has no current intention of doing so, it may withhold its consent in its sole discretion. An assignee who is not admitted as a limited partner will remain an assignee. An assignee is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from ETP, including liquidating distributions. Furthermore, ETP's general partner will vote and exercise other powers attributable to common units owned by an assignee at the written direction of the assignee.

Transfer applications may be completed, executed and delivered by a purchaser's broker, agent or nominee. ETP is entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holders' rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired, the purchaser has the right to request admission as a substituted limited partner in ETP's partnership for the purchased common units. A purchaser of common units who does not execute and deliver a transfer application obtains only:

- the right to assign the common unit to a purchaser or transferee; and

- the right to transfer the right to seek admission as a substituted limited partner in ETP's partnership for the purchased common units.

- Thus, a purchaser of common units who does not execute and deliver a transfer application:

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- will not receive cash distributions or federal income tax allocations, unless the common units are held in a nominee or "street name" account and the nominee or broker has executed and delivered a transfer application; and

- may not receive some federal income tax information or reports furnished to record holders of common units.

Until a common unit has been transferred on ETP's books, ETP and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or NYSE regulations.

Status as Limited Partner or Assignee

Except as described under "—Limited Liability," the common units will be fully paid, and the unitholders will not be required to make additional capital contributions to ETP.

Limited Liability

Assuming that a limited partner does not participate in the control of ETP's business within the meaning of the DRULPA, and that he otherwise acts in conformity with the provisions of ETP's partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to ETP for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to ETP's partnership agreement, or to take other action under ETP's partnership agreement, constituted "participation in the control" of ETP's business for the purposes of the Delaware Act, then the limited partners could be held personally liable for ETP's obligations under Delaware law, to the same extent as the general partner. This liability would extend to persons who transact business with ETP and who reasonably believe that the limited partner is a general partner. Neither ETP's partnership agreement nor the Delaware Act specifically provides for legal recourse against ETP's general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, ETP have found no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if after the distribution all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of ETP's partnership, exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to ETP's partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and which could not be ascertained from ETP's partnership agreement.

ETP's subsidiaries currently conduct business in 45 states: Alabama, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Idaho, Illinois, Indiana, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin and Wyoming. To maintain the limited liability for ETP as the holder of a 100% limited partner interest in HOLP, ETP may be required to comply with legal requirements in the jurisdictions in which HOLP conducts business, including qualifying ETP's subsidiaries to do business there. Limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established in many jurisdictions. If it were determined that ETP were, by virtue of ETP's limited partner interest in HOLP or otherwise, conducting business in any state without compliance with the applicable limited partnership statute, or that ETP's right or the exercise of ETP's right to remove or replace HOLP's general partner, to approve some amendments to Heritage Operating, L.P.'s partnership agreement, or to take other action under HOLP's partnership agreement constituted "participation in the control" of HOLP's business for purposes of the statutes of any relevant jurisdiction, then ETP could be held personally liable for HOLP's obligations under the law of that jurisdiction to the same extent as ETP's general partner under the circumstances. ETP will operate in a manner as ETP's general partner considers reasonable and necessary or appropriate to preserve ETP's limited liability.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of ETP's limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, shall be voted by ETP's general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by ETP's general partner on behalf of non-citizen assignees, ETP's general partner shall distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

ETP's general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. If authorized by ETP's general partner, any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by ETP's general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum shall be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in ETP, although additional limited partner interests having special voting rights could be issued. However, if at any time any person or group, other than ETP's general partner and its affiliates, owns, in the aggregate, beneficial ownership of 20% or more of the common units then outstanding, the person or group will lose voting rights on all of its common units and its common units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under ETP's partnership agreement will be delivered to the record holder by ETP or by the transfer agent.

Books and Reports

ETP's general partner is required to keep appropriate books of ETP's business at ETP's principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. Reporting for tax purposes is done on a calendar year basis.

ETP will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by ETP's independent public accountants. Except for ETP's fourth quarter, ETP will also furnish or make available summary financial information within 90 days after the close of each quarter.

ETP will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. ETP's ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying ETP with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies ETP with information.

ETP's partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

- a current list of the name and last known address of each partner;

- a copy of ETP's tax returns;

- information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

- copies of ETP's partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

- information regarding the status of ETP's business and financial condition; and

- any other information regarding ETP's affairs as is just and reasonable.

ETP's general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which ETP's general partner believes in good faith is not in ETP's best interests or that ETP is required by law or by agreements with third parties to keep confidential.

COMPARISON OF RIGHTS OF SUNOCO SHAREHOLDERS AND ETP UNITHOLDERS

The rights of Sunoco shareholders are currently governed by Sunoco's amended and restated articles of incorporation, bylaws and the PBCL. In the merger, Sunoco shares will be converted into the right to receive ETP common units, cash or a combination of ETP common units and cash. The rights of holders of ETP common units will be governed by ETP's certificate of limited partnership, ETP's Second Amended and Restated Partnership Agreement, as amended, and the DRULPA.

Set forth below is a discussion of the material differences between the rights of a holder of Sunoco common stock, on the one hand, and the rights of a holder of ETP common units, on the other hand. This summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to the PBCL, the DRULPA and the constituent documents of Sunoco and ETP, as applicable.

Sunoco	ETP
Authorized Capital Stock / Units	
Sunoco's authorized capital stock consists of 400,000,000 shares of common stock, par value $1.00 per share, and 15,000,000 shares of preferred stock, without par value.	ETP's partnership agreement authorizes ETP to issue an unlimited number of additional limited partner interests and other equity securities that are senior to, equal in rank with or junior to the common units on terms and conditions established by ETP's general partner in its sole discretion without the approval of ETP's unitholders.
Under its articles of incorporation, Sunoco has 15,000,000 authorized shares of "blank check" preferred stock, without par value. As such, the Sunoco board of directors has the authority, without shareholder approval, to create one or more series of preferred stock, to issue shares of preferred stock in such series up to the maximum number of shares of the relevant series of preferred stock authorized, and to determine the designation, powers, preferences and rights of each series, and the qualifications, limitations and restrictions of any such series. Such determination may include, without limitation, provisions with respect to voting rights, redemption, convertibility, distribution and preference on dissolution or otherwise.	As of August 27, 2012, ETP had issued and outstanding 245,559,257 common units, 8,853,832 Class E units and a 1.4% general partner interest. In conjunction with the merger, as part of the Sunoco Logistics restructuring, ETP will enter into an amendment to its partnership agreement to create Class F units. The amount which will be issued will be determined at the closing of the merger and will equal 50,706,000 Class F units, plus an amount equal to the amount of cash contributed by Sunoco to ETP at the closing divided by $50.00.
As of August 27, 2012, Sunoco had issued and outstanding 104,741,685 shares of common stock and no shares of preferred stock.	As a limited partnership, ETP is exempt from the rule of the NYSE that would require equityholder approval for the issuance of equity equal to or in excess of 20% of the number of outstanding equity of a company. Therefore, approval of the ETP unitholders is not required for such issuances under the rules of the NYSE.
Under the rules of the NYSE, subject to certain exceptions, shareholder approval is required for the issuance of Sunoco common stock equal to or in excess of 20% of the number of shares of Sunoco common stock outstanding before the issuance of the common stock.	

Sunoco	ETP

Voting Rights

Pursuant to Sunoco's articles of incorporation, each holder of Sunoco common stock is entitled to one vote for each share of common stock held of record on all matters on which shareholders are entitled to vote. No holder of Sunoco common stock is entitled to cumulative voting with regard to the election of the directors.	Under ETP's partnership agreement, each record holder of a common unit has a vote according to such holder's percentage interest in ETP. The holders of a majority of the outstanding common units, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the common units, in which case the quorum will be the greater percentage. Common units that are owned by non-citizen assignees will be voted by ETP's general partner and the general partner will distribute the votes on those units in the same ratios as the votes of limited partners on other units are cast.
Pursuant to Section 1924 of the PBCL, a plan of merger or consolidation may be adopted if, among other conditions, it receives the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon. Unless otherwise required by a corporation's bylaws, a plan of merger or consolidation does not require the approval of the shareholders of a constituent Pennsylvania corporation if: (i) whether or not the constituent corporation is the surviving corporation: (A) the surviving or new corporation is a Pennsylvania corporation and the articles of the surviving or new corporation are identical to the articles of the constituent corporation, except changes that may be adopted by the board of directors pursuant to Section 1914(c) without shareholder action; (B) each share of the constituent corporation outstanding immediately prior to the effective date of the merger or consolidation is to continue as or to be converted into, except as may be otherwise agreed by the holder thereof, an identical share of the surviving or new corporation after the effective date of the merger or consolidation; and (C) the plan provides that the shareholders of the constituent corporation are to hold in the aggregate shares of the surviving or new corporation to be outstanding immediately after the effectiveness of the plan entitled to cast at least a majority of the votes entitled to be cast generally for the election of directors; (ii) immediately prior to the adoption of the plan and at all times thereafter prior to its effective date, another corporation that is a party to the plan owns directly or indirectly 80% or more of the outstanding shares of each class of the constituent corporation; or (iii) no shares of the constituent corporation have been issued prior to the adoption of the plan of merger or consolidation by the board of directors.	The approval of a majority of ETP's outstanding common units is required to approve certain actions, including the approval of (i) certain amendments to the partnership agreement, (ii) in certain circumstances, the merger of ETP or the sale of all or substantially all of its assets, (iii) the dissolution of the partnership and (iv) the reconstitution of the partnership upon dissolution.

Except as required by Delaware law, the Class E units and Class F units are not entitled to vote on any matters related to ETP other than any amendment to the partnership agreement that would adversely affect the Class E units or Class F units, respectively, in any material respect.

In voting their common units, affiliates of ETP's general partner will have no fiduciary duty or obligation whatsoever to ETP or the limited partners, including any duty to act in good faith or in the best interests of ETP or the limited partners. |

Sunoco	ETP
Number of Directors; Classification	
Sunoco's articles of incorporation and bylaws provide that the number of directors on Sunoco's board will not be less than five, which number may be established from time to time pursuant to a resolution adopted by a majority of the total number of authorized directors. Sunoco's board, which is not divided into classes, currently has nine members.	ETP does not have a board of directors. Energy Transfer Partners GP, L.P. is the general partner of ETP and manages its operations and activities. Energy Transfer Partners, L.L.C., as the general partner of Energy Transfer Partners GP, L.P., manages in turn its operations and activities. Energy Transfer Partners, L.L.C. has a board of directors consisting of nine directors.
Election and Appointment of Directors / General Partner	
Sunoco's articles of incorporation and bylaws provide that in all elections, directors will be elected by a plurality of the votes cast.	ETP unitholders are not entitled to elect the directors of Energy Transfer Partners, L.L.C., or directly or indirectly participate in the management or operation of ETP.
Removal of Directors / General Partner	
Under the PBCL, directors may be removed at any time, with or without cause, by the affirmative vote of a majority of the votes cast by shareholders, or of the holders of a class or series of shares, entitled to elect directors.	Energy Transfer Partners GP, L.P. may not be removed as the general partner of ETP unless (i) that removal is approved by holders of not less than 66⅔% of ETP's outstanding common units (including common units held by ETP's general partner and its affiliates), (ii) ETP receives an opinion of counsel regarding limited liability and tax matters, and (iii) in certain circumstances, a successor general partner is approved by a majority of ETP's outstanding common units (including common units held by ETP's general partner and its affiliates).
Filling Vacancies on the Board of Directors	
Pursuant to Sunoco's bylaws, vacancies in the board of directors may be filled by a majority vote of the remaining members of the board of directors though less than a quorum, or by a sole remaining director. Each person so elected shall be a director to serve for the balance of the unexpired term. If the number of directors is at any time increased, the incumbent directors may, by a majority vote, elect any additional director. Such newly elected director shall hold office until the next annual meeting of the shareholders and until a successor is elected and qualified, or earlier death, resignation or removal.	Not applicable.

Sunoco	ETP

Amendments to the Articles of Incorporation and Bylaws / Partnership Agreement

Under the PBCL, an amendment to the articles of incorporation can be proposed by adoption of a resolution setting forth the proposed amendment by the Sunoco board of directors. An amendment must be submitted to a vote shall be adopted upon receiving the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon and, if any class or series of shares is entitled to vote thereon as a class, the affirmative vote of a majority of the votes cast in each such class vote, except for amendments on matters specified in Section 1914(c) of the PBCL that do not require shareholder approval.

Sunoco's bylaws may be amended or repealed: (a) at any annual meeting of shareholders, or at any special meeting so called for that purpose, by the shareholders entitled to vote and casting a majority of the votes at the meeting; (b) at any duly constituted meeting of the board of directors, by a majority of the directors then in office, provided however, that the board of directors shall not have the power to amend these bylaws on any subject that is expressly committed to the shareholders by the express terms of the bylaws, by the PBCL, or otherwise.

The general partner, without the approval of any partner, may amend any provision of the partnership to reflect:

- a change in the name of the partnership, the location of the partnership's principal place of business, the partnership's registered agent or its registered office;

- the admission, substitution, withdrawal or removal of partners in accordance with the partnership agreement;

- a change that, in the sole discretion of ETP's general partner, is necessary or advisable for the partnership to qualify or to continue its qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that the partnership and operating partnership will not be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

- a change that, in the discretion of the general partner, (i) does not adversely affect the unitholders in any material respect, (ii) is necessary or advisable to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the DRULPA) or (B) facilitate the trading of the common units (including the division of any class or classes of outstanding common units into different classes to facilitate uniformity of tax consequences within such classes of units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the common units are or will be listed for trading, compliance with any of which the general partner determines in its discretion to be in the best interests of the partnership and the unitholders, (iii) is necessary or advisable in connection with action taken by the general partner, or (iv) is required to effect the intent expressed in the registration

	statement or the intent of the provisions of the partnership agreement or is otherwise contemplated by the partnership agreement;
	• a change in the partnership's fiscal year or taxable year and related changes;
	• an amendment that is necessary, in the opinion of ETP's counsel, to prevent the partnership or ETP's general partner or its directors, officers, agents or trustees, from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;
	• an amendment that, in the discretion of the general partner, is necessary or advisable in connection with the authorization of issuance of any class or series of partnership securities;
	• any amendment expressly permitted in the partnership agreement to be made by ETP's general partner acting alone;
	• an amendment effected, necessitated or contemplated by a merger agreement approved in accordance with the terms of the partnership agreement;
	• an amendment that, in the discretion of the general partner, is necessary or advisable to reflect, account for and deal with appropriately the formation by the partnership of, or investment by the partnership in, any corporation, partnership, joint venture, limited liability company or other entity other than the operating partnership, in connection with the conduct by the partnership of activities permitted by the terms of the partnership agreement;
	• a merger or conveyance pursuant to the terms of the partnership agreement; or
	• any other amendments substantially similar to the foregoing.

Sunoco	ETP
	No amendment may be made to ETP's partnership agreement that would:

- enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

- enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by ETP to the general partner or any of its affiliates without the consent of the general partner, which may be given or withheld at its option.

The provision of ETP's partnership agreement preventing the amendments having the effects described in the immediately preceding sentence can be amended upon the approval of the holders of at least 90% of the outstanding units.

Proposed amendments to ETP's partnership agreement (other than those described above) must be approved by holders of a majority of ETP's outstanding units.

Any amendment to ETP's partnership agreement that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced. Further, any amendment to ETP's partnership agreement that requires the approval of holders of at least 90% of the outstanding units will not become effective unless ETP first obtains an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of the limited partners.

Any amendment to ETP's partnership agreement that adversely affects the rights, preferences and privileges of ETP's Class E units or Class F units requires the approval of a majority of ETP's outstanding Class E units or Class F units, as applicable, in each case voting separately as a class with each Class E unit or Class F unit, as applicable entitled to one vote.

Sunoco	ETP
Right to Call a Special Meeting of Shareholders / Unitholders	
Under Sunoco's articles of incorporation and bylaws, special meetings of the shareholders may be called at any time by the chairman of the board of directors or by order of the board of directors or by the holders of not less than a 10% of the voting power of all of the then-outstanding shares of any class or series of Sunoco's capital stock.	Under ETP's partnership agreement, meetings of the unitholders may be called by the general partner or by limited partners owning at least 20% of the outstanding units.

<table>
<tr><th colspan="2" style="text-align:center">Advance Notice Requirements for Shareholder / Unitholder Nominations and Other Proposals</th></tr>
<tr>
<td>Sunoco's bylaws allow shareholders to propose business to be brought before an annual meeting by giving prior written notice to the secretary of the company.

A nomination proposed to be at an annual meeting shall be timely submitted, which generally means being submitted in writing to the secretary of Sunoco no earlier than December 1 and no later than December 31 prior to the annual meeting at which such nomination is intended to be considered, and accompanied by the proper written notice, as set forth in Sunoco's bylaws.

Nomination may be made at a special meeting of shareholders called for the purpose of election of directors only upon written notice of the shareholder's intent to make such nominations at the meeting delivered to the secretary of Sunoco at least 90 days but not more than 120 prior to the date of such meeting; provided however, that if the date of such meeting is first publicly announced or disclosed less than 90 days prior to the date of such meeting, such prior notice shall be given more than 10 days after such date is first so announced or disclosed.</td>
<td>ETP's unitholders may not nominate directors for election to the Energy Transfer Partners LLC's board of directors.

Under ETP's partnership agreement, special meetings may be called by unitholders owning at least 20% or more of the outstanding units of the class or classes for which a meeting is proposed. Such unitholders must deliver to the general partner one or more requests in writing stating that the signing limited partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of the request from limited partners or within such greater time as may be reasonably necessary for ETP to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the general partner must send a notice of the meeting to the limited partners either directly or indirectly through the transfer agent. The meeting will be held at a time and place determined by the general partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Unitholders shall not vote on matters that would cause the limited partners to be deemed to be taking part in the management and control of the business and affairs of the partnership so as to jeopardize the unitholders' limited liability.</td>
</tr>
</table>

Sunoco	**ETP**

Conflicts of Interest of Directors or the General Partner

Under Pennsylvania law, a director's fiduciary duties require the director to avoid conflicts of interest. Under the PBCL, a transaction in which a director is interested will not be void or voidable due to the conflict or solely because the interested director participates in the board meeting or the vote authorizing the transaction if:

(i) the material facts as to the relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors and the board authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors even though the disinterested directors are less than a quorum;

(ii) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon and the contract or transaction is specifically approved in good faith by vote of those shareholders; or

(iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors or the shareholders.

ETP's partnership agreement generally provides that transactions in which ETP's general partner or any of its affiliates (as defined in the partnership agreement) have a potential conflict of interest, are permitted and deemed approved by all of ETP's partners and do not constitute a breach of the partnership agreement or any related agreement or of any duty stated or implied at law or equity, so long as such transaction (i) is approved by a majority of the members of the Conflicts Committee of the ETP Board (as long as the material facts known to the general partner or any of its affiliates regarding any proposed transaction were disclosed to the Conflicts Committee at the time it gave its approval), (ii) is on terms no less favorable to ETP than those generally being provided to or available from unrelated third parties, or (iii) is fair to ETP, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to ETP).

Fiduciary Duties of Directors or the General Partner

Under Pennsylvania law, a corporation's directors must act in good faith in a manner which they reasonably believe to be in the best interests of the corporation and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would exercise under the circumstances.

In considering the best interests of the corporation, directors may consider to the extent they deem appropriate, the effects of any action on all groups affected, including without limitation, shareholders, employees, customers, creditors and communities in which offices or other establishments of the corporation are located, the short-term and long- term interests of the corporation, the resources, interest and conduct of any person seeking to acquire control of the corporation and all other pertinent factors. In considering the best interests of the corporation or the effects of any action, directors are not required to regard any corporate interest or the interests of any particular group affected by such action as a dominant or controlling interest or factor.

ETP's partnership agreement contains provisions that waive or consent to conduct by the general partner and its affiliates and which reduce the obligations to which the general partner would otherwise be held by state-law fiduciary duty standards. Below are the material restrictions contained in ETP's partnership agreement on the fiduciary duties owed by the general partner to the limited partners. ETP's partnership agreement:

• permits the general partner to make a number of decisions in its "sole discretion," which entitles the general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, ETP, its affiliates or any limited partner;

• provides that the general partner is entitled to make other decisions in its "reasonable discretion," as such standard is set forth in the partnership agreement, or in "good faith";

Sunoco	ETP
Under Pennsylvania law, absent a breach of fiduciary duty, lack of good faith or self-dealing, any act of the board of directors, committee thereof or any individual director shall be presumed to be in the best interests of the corporation.	• generally provides that affiliated transactions and resolutions of conflicts of interest not involving a required vote of unitholders must be "fair and reasonable" to ETP and that, in determining whether a transaction or resolution is "fair and reasonable," the general partner may consider the interests of all parties involved, including its own. Unless the general partner has acted in bad faith, the action taken by the general partner shall not constitute a breach of its fiduciary duty; and
	• provides that the general partner and its officers and directors will not be liable for monetary damages to ETP, its limited partners or assignees for errors of judgment or for any acts or omissions if the general partner and those other persons acted in good faith.

Preemptive Rights

No holder of any shares of any class or series of capital stock of Sunoco has any preemptive rights.	ETP's limited partners do not have preemptive rights.

Redemption of Common Stock / Units

Not applicable.	If ETP is or becomes subject to federal, state or local laws or regulations that, in the reasonable determination of the general partner, create a substantial risk of cancellation or forfeiture of any property that ETP has an interest in because of the nationality, citizenship or other related status of any partner, ETP may redeem the units held by the limited partner at their current market price.
	If at any time ETP's general partner and its affiliates hold more than 80% of the outstanding limited partner interests of any class, the general partner has the right to acquire all, but not less than all, of the remaining limited partner interests of the class held by unaffiliated persons as of a record date to be selected by the general partner.

Sunoco	ETP

Dividend Policy / Cash Distributions

Sunoco shareholders are entitled to receive dividends as and when declared by the Sunoco board of directors out of funds legally available for such payment, subject to any preferential dividend rights of holders of outstanding shares of preferred stock.

ETP's partnership agreement requires that ETP distribute, within 45 days after the end of each quarter, all of its available cash to its partners as of the applicable record date.

Available cash is defined in the partnership agreement and generally means, with respect to any calendar quarter, all cash on hand at the end of such quarter:

- less the amount of cash reserves necessary or appropriate, as determined in good faith by the general partner, to:

  - provide for the proper conduct of the business of the partnership subsequent to such quarter;

  - comply with applicable, law or loan agreement, security agreement, mortgage, debt instruments or other agreement or obligation to which any member of the partnership agreement is a party or by which it is bound or its assets are subject; and,

  - provide funds for distributions to unitholders and the general partner in respect of any one or more of the next four quarters; and

- plus all cash on hand immediately prior to the date of the distribution of available cash for the quarter.

Distributions to Class E unitholders shall be made as follows:

(i) For each taxable year, no portion of any partnership cash distribution attributable to (i) any distribution or dividend received by the partnership from Holdco or the proceeds of any sale of the capital stock of Holdco or (ii) any interest payments received by ETP with respect to indebtedness of ETP or its subsidiaries (which we refer to as "Holdco Distributions") shall be distributed to the Class E units.

(ii) The Class E units shall be entitled to receive the Class E percentage (11.1%) of the portion of any partnership distributions (other than Holdco Distributions) to be made to the unitholders and the remaining portion of the available cash to be

Sunoco	ETP
	distributed shall be made to the unitholders (other than the holders of Class E units) in proportion to their relative percentage interests; provided, that the aggregate partnership distributions made to each Class E unit in respect of each fiscal year shall not exceed $1.41.

Distributions to Class F unitholders shall be made as follows:

(i) For each taxable year, no portion of any partnership cash distribution attributable to Holdco Distributions shall be distributed to the Class F units.

(ii) For each quarter following the quarter in which distributions are first made to the Class F units, aggregate quarterly distributions, if any, to the holders of the incentive distribution rights shall not exceed the amount the holders of the incentive distribution rights would otherwise receive if available cash were reduced by the lesser of (A) the amount distributed to the Class F units and (B) the aggregate Holdco Distributions received by ETP, in the immediately prior quarter.

(iii) The Class F units will be entitled to receive the Class F percentage (35%) of the portion of any partnership cash distributions (other than Holdco Distributions) to be made to the unitholders and the remaining portion of the available cash to be distributed shall be made to the unitholders (other than the holders of Class F units) in proportion to their relative percentage interests; provided, that the aggregate partnership distributions made to each Class F unit for each fiscal year shall not exceed $3.75.

Sunoco	ETP
Action by Written Consent	
Sunoco's articles of incorporation do not allow shareholder action by written consent.	Under ETP's partnership agreement, if authorized by ETP's general partner, any action that may be taken at a meeting of the limited partners may be taken by written consent setting forth the action so taken and signed by the limited partners owning not less than the minimum percentage of the outstanding units (including units deemed owned by the general partner) that would be necessary to authorize or take such action at a meeting at which all the limited partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any national securities exchange on which the units are listed for trading, in which case the rule, regulation, guideline or requirement of such national securities exchange shall govern).
Appraisal Rights	
Under PBCL Section 1571, appraisal rights are available only in connection with specific transactions. However, appraisal rights are not available in the merger for shareholders if the shares are (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or (ii) held beneficially or of record by more than 2,000 persons. Sunoco shareholders have no appraisal rights because Sunoco common stock is listed on the NYSE and Sunoco has more than 2,000 shareholders.	None.
Taxation of Entity	
Sunoco is subject to U.S. federal income taxes on its taxable income.	ETP is a flow-through entity for U.S. federal income tax purposes, which means it is not subject to entity-level U.S. federal income taxes (although any taxable income derived by subsidiaries of ETP that are domestic corporations generally is subject to U.S. federal income tax).

Sunoco	ETP
Taxation of Shareholders / Unitholders	
Cash distributions to shareholders of Sunoco are taxable to the shareholder to the extent distributed out of Sunoco's current and accumulated "earnings and profits" (as determined under U.S. federal income tax principles). Cash distributions in excess of Sunoco's current and accumulated earnings and profits are treated as a non-taxable return of capital, which reduce a shareholder's adjusted tax basis in his Sunoco shares, and to the extent the cash distribution exceeds his adjusted tax basis, as gain from the sale or exchange of such shares.	Each ETP unitholder is required to report on his income tax return his share of ETP's income, gains, losses and deductions without regard to whether ETP makes cash distributions to him. Consequently, ETP may allocate income to a unitholder even if he has not received a cash distribution. However, distributions by ETP to a unitholder generally will not be taxable to the unitholder for U.S. federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his ETP common units immediately before the distribution.

PROPOSAL 2: ADVISORY VOTE ON SPECIFIED COMPENSATION

Sunoco is requesting the Sunoco shareholders' approval, on an advisory (non-binding) basis, of specified compensation that may be payable to the Sunoco named executive officers in connection with the merger and therefore is asking shareholders to adopt the following resolution:

"RESOLVED, that the compensation that may be paid or become payable to Sunoco's named executive officers in connection with the merger, as disclosed in the table in the section of the proxy statement entitled "Interests of Sunoco's Directors and Executive Officers in the Merger— Quantification of Payments and Benefits to Sunoco's Named Executive Officers," including the associated narrative discussion, and the agreements and plans pursuant to which such compensation may be paid or become payable, are hereby APPROVED."

The advisory vote on executive compensation payable in connection with the merger is a vote separate and apart from the vote to approve and adopt the merger agreement, and approval of such executive compensation is not a condition to completion of the merger. Accordingly, you may vote to approve this proposal regarding specified compensation that may be received by Sunoco's named executive officers in connection with the merger and vote not to approve and adopt the merger agreement and vice versa. Because the vote is advisory in nature only, it will not be binding on either Sunoco or ETP. Accordingly, to the extent Sunoco or ETP is contractually obligated to pay the compensation, the compensation will be payable to the named executive officers, subject only to the conditions applicable thereto, if the merger agreement is approved and adopted and the merger completed, regardless of the outcome of the advisory vote.

Vote Required for Approval

Approval of the advisory vote on specified compensation that may be received by Sunoco's named executive officers in connection with the merger requires the affirmative vote of holders of a majority of the votes cast at the special meeting in person or by proxy.

Recommendation of the Sunoco Board of Directors

THE SUNOCO BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" PROPOSAL 2 AS TO THE APPROVAL, ON AN ADVISORY (NON-BINDING) BASIS, OF SPECIFIED COMPENSATION THAT MAY BE RECEIVED BY SUNOCO'S NAMED EXECUTIVE OFFICERS IN CONNECTION WITH THE MERGER.

LEGAL MATTERS

The validity of the ETP common units to be issued in connection with the merger and being offered by this document will be passed upon by Latham & Watkins LLP, Houston, Texas. Certain U.S. federal income tax consequences of the merger will be passed upon by Latham & Watkins LLP, Houston, Texas, and Bingham McCutchen LLP, Washington, D.C. for ETP and Wachtell, Lipton, Rosen & Katz, New York, New York, for Sunoco.

EXPERTS

The consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting of Energy Transfer Partners, L.P. appearing in Energy Transfer Partners, L.P.'s Annual Report on Form 10-K for the year ended December 31, 2011 and incorporated by reference in this registration statement, have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

The consolidated financial statements of Southern Union Company and its subsidiaries at December 31, 2011 and 2010, and for each of the three years ended December 31, 2011 incorporated in this Registration Statement by reference to Energy Transfer Partners, L.P.'s Current Report on Form 8-K filed with the SEC on June 25, 2012, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Citrus Corp. and its subsidiaries as of December 31, 2011 and 2010, and for each of the three years ended December 31, 2011, incorporated by reference in this Registration Statement by reference to Energy Transfer Partners, L.P.'s Current Report on Form 8-K filed with the SEC on June 6, 2012, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Sunoco, Inc. and subsidiaries at December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011, appearing in Sunoco, Inc.'s Current Report (Form 8-K) dated June 22, 2012, and the effectiveness of Sunoco, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2011 included in its Annual Report (Form 10-K) for the year ended December 31, 2011, incorporated herein by reference in the Proxy Statement of Sunoco, Inc., which is referred to and made a part of this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and Sunoco, Inc. and subsidiaries' management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2011 are incorporated herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

SUNOCO SHAREHOLDER PROPOSALS

To be considered for inclusion in next year's Sunoco proxy statement, all shareholder proposals (other than a nomination for election to the board of directors) must be submitted in writing to the Senior Vice President, General Counsel and Corporate Secretary, Sunoco, Inc., 1818 Market Street, Suite 1500, Philadelphia, PA 19103 by November 14, 2012.

Additionally, Sunoco's advance notice bylaw provisions require that if a shareholder proposal (other than a nomination for election to the board of directors) is not to be included in the proxy statement, but instead is to be presented from the floor of the 2013 Annual Meeting or otherwise, that proposal must be submitted in writing to the Senior Vice President, General Counsel and Corporate Secretary, at the above address, no earlier than December 1 and no later than December 31 prior to the annual meeting of shareholders at which the proposal is to be presented. However, if the date of the annual meeting is advanced more than 30 days prior to the first anniversary of the preceding year's annual meeting, or delayed more than 60 days after such anniversary date, such written notice must be delivered at least 120 days but not more than 150 days prior to the annual meeting. This written notice must be accompanied by:

- the name, residence and business addresses of the proposing shareholder (and/or beneficial owner, if any, on whose behalf such proposal is made);

- text of the proposal to be presented;

- a brief written statement of the reasons for the shareholder's (and/or beneficial owner's, if any) support of the proposal;

- a representation that the shareholder (and/or beneficial owner, if any, on whose behalf such proposal is made) is a record holder or beneficial owner of Sunoco stock and the number and class or series of shares held as well as a description (including type, amount and how held) of any other ownership interests in Sunoco held by such shareholder (and/or beneficial owner, if any, on whose behalf such proposal is made), including derivatives, hedged positions and all other direct or indirect economic or voting interests;

- a representation that the shareholder is entitled to vote, and intends to appear in person or by proxy, at the 2013 Annual Meeting to present the proposal;

- a representation as to whether such shareholder intends to deliver a proxy statement regarding such proposal to be presented to the other shareholders of Sunoco;

- a detailed description of any material interest of such shareholder in the proposal; and

- a detailed description of any and all direct or indirect arrangements, or understandings during the past three years between and among the shareholder (and/or beneficial owner, if any, on whose behalf such proposal is made) and any other persons (including their names) in connection with the proposal, and their respective affiliates and associates, or others in concert therewith.

A proposal may be presented from the floor only after Sunoco's chairman has determined that it is a proper matter for consideration under Sunoco's bylaws. Additionally, if the board of directors, after affording the shareholder a reasonable opportunity to cure any deficiency which the board of directors identifies in the original notice, determines that notice of a proposal was not effected in accordance with the foregoing procedure, then such proposal shall not be eligible for consideration at the meeting and such determination shall be conclusive and binding upon Sunoco and its shareholders.

Sunoco shareholders may recommend any person as a nominee for director of Sunoco for consideration by the Governance Committee by submitting in writing the name and supporting information to the Governance Committee of the Board of Directors, c/o Senior Vice President, General Counsel and Corporate Secretary, at Sunoco, Inc., 1818 Market Street, Suite 1500, Philadelphia, PA 19103. To be considered at the 2013 Annual Meeting, any shareholder recommendations of potential director nominees (whether the proposed nomination is intended to be included in Sunoco's proxy statement or presented from the floor of the annual meeting) must be received no earlier than December 1 and no later than December 31 prior to the annual meeting at which such nomination is intended to be considered. However, if the date of the annual meeting is advanced more than 30 days prior to the first anniversary of the preceding year's annual meeting, or delayed more than 60 days after such anniversary date, such proposal must be submitted in writing at least 120 days but not more than 150 days prior to the annual meeting. The proposal must be accompanied by:

- the name, residence and business addresses of the nominating shareholder (and/or beneficial owner, if any, on whose behalf such proposal is made);

- a representation that the shareholder (and/or beneficial owner, if any, on whose behalf such proposal is made) is a record holder or beneficial owner of Sunoco stock and the number of shares held;

- a description (including type, amount, and how held) of any other ownership interests in Sunoco held by such shareholder (and/or beneficial owner, if any, on whose behalf such proposal is made), including derivatives, hedged positions and all other direct or indirect economic or voting interests;

- a representation that the shareholder is entitled to vote and intends to appear in person or by proxy at the 2013 Annual Meeting to nominate the individual(s), if the nominations are to be made at a meeting of shareholders;

- a representation as to whether the shareholder intends to deliver a proxy statement to Sunoco's other shareholders;

- information regarding each nominee which would be required to be included in a proxy statement;

- a detailed description of any and all direct or indirect arrangements or understandings during the past three years between and among the shareholder (and/or beneficial owner, if any, on whose behalf such proposal is made) and each and every nominee and their respective affiliates and associates, or others acting in concert therewith;

- a representation by each nominee providing that such nominee does not and will not have any undisclosed voting commitments or other arrangements with respect to such nominee's actions as a director; and

- the written consent of each nominee to serve as a director, if elected.

WHERE YOU CAN FIND MORE INFORMATION

ETP has filed with the SEC a registration statement under the Securities Act of which this document forms a part, which registers the ETP common units to be issued to Sunoco shareholders in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about ETP and its common units. The rules and regulations of the SEC allow ETP and Sunoco to omit certain information that is included in the registration statement from this document.

ETP and Sunoco file annual, quarterly and current reports, proxy statements and other information with the SEC. Southern Union also files annual, quarterly and current reports with the SEC. You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. You can also inspect reports, proxy statements and other information about ETP and Sunoco at the offices of the NYSE at 20 Broad Street, New York, New York 10005. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, like ETP, Sunoco and Southern Union, who file electronically with the SEC. The address of the site is *www.sec.gov*. The reports and other information filed by ETP with the SEC are also available at ETP's website at *www.energytransfer.com*. The reports and other information filed by Sunoco with the SEC are also available at Sunoco's website at *www.sunocoinc.com*. The reports and other information filed by Southern Union with the SEC are also available at Southern Union's website at *www.sug.com*. The web addresses of the SEC, ETP, Sunoco and Southern Union have been included as inactive textual references only. Except as specifically incorporated by reference into this document, information on those websites is not part of this document.

This document incorporates by reference the documents listed below that ETP and Sunoco previously filed with the SEC. They contain important information about the companies and their financial condition.

ETP SEC Filings (File No. 1-11727)	Period or File Date
Annual Report on Form 10-K	Year Ended December 31, 2011
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2012 and June 30, 2012
Current Reports on Form 8-K or 8-K/A	Filed on January 4, 2012, January 9, 2012, January 13, 2012 (2 filings), January 17, 2012, March 28, 2012, April 30, 2012, May 1, 2012, June 6, 2012, June 18, 2012, June 20, 2012, June 25, 2012, July 3, 2012 and August 17, 2012
Registration Statement on Form 8-A and amendments thereto	Filed on May 16, 1996

Sunoco SEC Filings (File No. 1-6841)	Period or File Date
Annual Report on Form 10-K	Year Ended December 31, 2011
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2012 and June 30, 2012
Current Reports on Form 8-K or 8-K/A	Filed on January 10, 2012, January 23, 2012, February 2, 2012, March 6, 2012, April 30, 2012, May 3, 2012, May 8, 2012, June 21, 2012, June 22, 2012 and August 20, 2012
Registration Statement on Form 8-B and amendments thereto	Filed on January 14, 1972

ETP and Sunoco also incorporate by reference additional documents that either company files with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of the initial registration statement (of which this document forms a part) and prior to the effectiveness of the registration statement, as well as between the date of this document and the date on which the special meeting of Sunoco's shareholders is held. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. To the extent that any information contained in any Current Report on Form 8-K incorporated by referenced into this document (or any exhibit thereto) was furnished under Item 2.02 or 7.01 of Form 8-K , rather than filed, with the SEC, such information or exhibit is specifically not incorporated by reference into this document.

ETP has supplied all information contained or incorporated by reference into this document relating to ETP, and Sunoco has supplied all information relating to Sunoco.

Documents incorporated by reference are available from ETP and Sunoco without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference into this document by requesting them in writing or by telephone from the appropriate company at the following addresses:

Energy Transfer Partners, L.P.	**Sunoco, Inc.**
3738 Oak Lawn Avenue	1818 Market Street, Suite 1500
Dallas, TX 75219	Philadelphia, PA 19103-3687
Attn: Investor Relations	Attn: Investor Relations
Telephone: (214) 981-0795	Telephone: (215) 977-3105

Sunoco's shareholders requesting documents should do so by Thursday, September 27, 2012 to receive them before the Sunoco special meeting and by four business days prior to the election deadline to receive them before the election deadline. You will not be charged for any of these documents that you request. If you request any document incorporated by reference into this document from ETP, ETP will mail them to you by first class mail, or another equally prompt means, within one business day after it receives your request.

Neither ETP nor Sunoco has authorized anyone to give any information or make any representation about the merger or the respective companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated by reference into this document. Therefore, if anyone does give you information of that kind, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

AGREEMENT AND PLAN OF MERGER

by and among

ENERGY TRANSFER PARTNERS, L.P.,

ENERGY TRANSFER PARTNERS GP, L.P.,

SUNOCO, INC.,

SAM ACQUISITION CORPORATION,

and,

solely for purposes of Section 5.2(b)(iv)(E) and Article VIII,

ENERGY TRANSFER EQUITY, L.P.

Dated as of April 29, 2012

TABLE OF CONTENTS

ARTICLE I.

THE MERGER

ARTICLE II.

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE ETP PARTIES AND MERGER SUB

ARTICLE V.

COVENANTS AND AGREEMENTS

ARTICLE VI.

CONDITIONS TO THE MERGER

ARTICLE VII.

TERMINATION

ARTICLE VIII.

MISCELLANEOUS

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of April 29, 2012, is by and among Energy Transfer Partners, L.P., a Delaware limited partnership ("ETP"), Energy Transfer Partners GP, L.P., a Delaware limited partnership and general partner of ETP ("Parent" and together with ETP, the "ETP Parties"), Sam Acquisition Corporation, a Delaware corporation and a direct wholly owned subsidiary of ETP ("Merger Sub"), Sunoco, Inc., a Pennsylvania corporation (the "Company"), and, solely for purposes of Section 5.2(b)(iv)(E) and Article VIII, Energy Transfer Equity, L.P., a Delaware limited partnership ("ETE").

WITNESSETH:

WHEREAS, the parties intend that Merger Sub be merged with and into the Company (the "Merger"), with the Company surviving the Merger as a direct wholly owned subsidiary of ETP;

WHEREAS, the Board of Directors of the Company has (a) determined that it is in the best interests of the Company and its shareholders, and declared it advisable, for the Company to enter into this Agreement, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and adopted this Agreement, (c) resolved to recommend adoption of this Agreement by its shareholders, and (d) directed that this Agreement be submitted to a vote of its shareholders entitled to vote thereon;

WHEREAS, the Board of Directors of Energy Transfer Partners, L.L.C., a Delaware limited liability company and the general partner of Parent ("Parent GP"), has, on behalf of Parent GP, in its own capacity and, to the extent applicable, in its capacity as the general partner of Parent, in Parent's own capacity and in Parent's capacity as the general partner of ETP, (a) determined that it is in the best interests of Parent and the partners of Parent and ETP and the unitholders of ETP, and declared it advisable, for the ETP Parties to enter into this Agreement and (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, the Unit Issuance (as defined herein) and the execution of the Partnership Agreement Amendment (as defined herein);

WHEREAS, (a) the Board of Directors of Merger Sub has determined that it is in the best interests of Merger Sub and its stockholders, and declared it advisable, for Merger Sub to enter into this Agreement, and has approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger; and (b) ETP, as the sole stockholder of Merger Sub, has approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and adopted this Agreement;

WHEREAS, as a condition and inducement to the Company entering into this Agreement, subject to the terms and conditions set forth herein, Parent has agreed to execute and deliver the Partnership Agreement Amendment (as defined herein) immediately prior to the Effective Time;

WHEREAS, prior to the Merger, Merger Sub shall merge with and into a newly formed Pennsylvania corporation that is a direct wholly owned Subsidiary of ETP (the "Reincorporation Merger"), and, thereafter, all references to Merger Sub shall refer to the surviving corporation in such merger;

WHEREAS, this Agreement is intended to constitute the plan of merger required by Section 1922 of the Pennsylvania Business Corporation Law of 1988 (the "PBCL") for the Merger;

WHEREAS, for U.S. federal income tax purposes, it is intended that the exchange of shares of Company Common Stock for Common Units pursuant to the Merger qualify as an exchange to which Section 721(a) of the Internal Revenue Code of 1986, as amended (the "Code") applies; and

WHEREAS, the ETP Parties, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the ETP Parties, Merger Sub, the Company and, solely for purposes of Section 5.2(b)(iv)(E) and Article VIII, ETE agree as follows:

ARTICLE I.

THE MERGER

Section 1.1 The Merger. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the PBCL, Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall continue its corporate existence under Pennsylvania law as the surviving corporation in the Merger (the "Surviving Corporation") and a direct wholly owned subsidiary of ETP.

Section 1.2 Closing. The closing of the Merger (the "Closing") shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York at 10:00 a.m., local time, on the second business day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as the Company and ETP may agree in writing. The date on which the Closing actually occurs is referred to as the "Closing Date."

Section 1.3 Effective Time. On the Closing Date, the Company and Merger Sub shall file with the Department of State of the Commonwealth of Pennsylvania articles of merger (the "Articles of Merger"), executed in accordance with, and containing such information as is required by, the relevant provisions of the PBCL in order to effect the Merger. The Merger shall become effective at such time as the Articles of Merger have been filed in the Department of State of the Commonwealth of Pennsylvania or at such other, later date and time as is agreed between the parties and specified in the Articles of Merger in accordance with the relevant provisions of the PBCL (such date and time is hereinafter referred to as the "Effective Time").

Section 1.4 Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the PBCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, all as provided under the PBCL.

Section 1.5 Articles of Incorporation and By-laws of the Surviving Corporation. (a) At the Effective Time, the articles of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Law.

(b) At the Effective Time, the by-laws of the Company, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Law.

Section 1.6 Directors. Subject to applicable Law, the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 1.7 Officers. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 1.8 Merger Sub Reincorporation. As soon as reasonably practicable after the date of this Agreement, Parent, ETP and Merger Sub shall take, or cause to be taken, all actions necessary for Merger Sub to merge with and into a newly formed Pennsylvania corporation that is a direct wholly owned Subsidiary of ETP. Upon completion of the Reincorporation Merger, all references to Merger Sub shall refer to the surviving corporation in the Reincorporation Merger, and the surviving corporation in the Reincorporation Merger shall assume all of the obligations of Merger Sub under this Agreement. ETP shall promptly provide to the Company evidence of the completion of the Reincorporation Merger.

ARTICLE II.

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Capital Stock. (a) Subject in each case to Section 2.1(d) and Section 2.1(e), at the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders of any securities of the Company or Merger Sub, each share of common stock, par value $1.00 per share, of the Company (such shares, collectively, "Company Common Stock," and each, a "Share") issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares and Subsidiary Shares) shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted into and shall thereafter represent the right to receive the following consideration (collectively, the "Merger Consideration"):

(i) *Mixed Election Shares.* Each share of Company Common Stock with respect to which an election to receive a combination of common units representing limited partner interests in ETP ("Common Units") and cash (such election, a "Mixed Election") has been effectively made and not revoked pursuant to Section 2.2 (each such share, a "Mixed Consideration Election Share") and each No Election Share (as defined in Section 2.2(b)) shall be converted into the right to receive the combination (which combination shall hereinafter be referred to as the "Mixed Election Consideration") of (A) $25.00 in cash without interest (the "Standard Cash Consideration") and (B) 0.5245 of a validly issued, fully paid and nonassessable Common Unit (the "Standard Common Unit Consideration").

(ii) *Cash Election Shares.* Each share of Company Common Stock with respect to which an election to receive cash (such election, a "Cash Election") has been effectively made and not revoked pursuant to Section 2.2 (each such share, a "Cash Election Share") shall be converted into the right to receive $50.00 in cash without interest (the "Cash Election Consideration"); provided, however, that if the Cash Election Amount (as defined below) exceeds the Available Cash Election Amount (as defined below), then, instead of being converted into the right to receive the Cash Election Consideration, each Cash Election Share shall be converted into the right to receive (A) an amount of cash (without interest) equal to the product of the Cash Election Consideration, *multiplied by* a fraction, the numerator of which shall be the Available Cash Election Amount and the denominator of which shall be the Cash Election Amount (such fraction, the "Cash Fraction"), and (B) a number of validly issued, fully paid and nonassessable Common Units equal to the product of the Common Unit Election Consideration, *multiplied by* a fraction equal to one (1) minus the Cash Fraction.

"Cash Election Amount" means the product of the number of Cash Election Shares *multiplied by* the Cash Election Consideration.

"Available Cash Election Amount" means the difference between (1) the product of the Standard Cash Consideration *multiplied by* the total number of shares of Company Common Stock (other than Cancelled Shares and Subsidiary Shares) issued and outstanding immediately prior to the Effective Time, *minus* (2) the product of (1) the sum of the number of Mixed Consideration Election Shares and the number of No Election Shares, *multiplied by* and (2) the Standard Cash Consideration.

(iii) *Common Unit Election Shares.* Each share of Company Common Stock with respect to which an election to receive Common Units (such election, a "Common Unit Election") is properly made and not revoked pursuant to Section 2.2 (each such share, a "Common Unit Election Share") shall be converted into the right to receive 1.0490 validly issued, fully paid and nonassessable Common Units (such number of Common Units, the "Common Unit Election Consideration"); provided, however, that if the Available Cash Election Amount exceeds the Cash Election Amount, then, instead of being converted into the right to receive the Common Unit Election Consideration, each Common Unit Election Share shall be converted into the right to receive (A) an amount of cash (without interest) equal to the amount of such excess *divided by* the number of Common Unit Election Shares, and (B) a number of validly issued, fully paid and nonassessable Common Units equal to the product of the Common Unit Election Consideration *multiplied by* a fraction, the numerator of which shall be the difference between (I) the Cash Election Consideration *minus* (II) the amount calculated in clause (A) of this paragraph, and the denominator of which shall be the Cash Election Consideration.

(b) Cancelled Shares and Subsidiary Shares.

(i) Each Share that is held directly by the Company in treasury and each Share that is held directly by ETP or Merger Sub immediately prior to the Effective Time (such Shares, the "Cancelled Shares") shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange for such cancellation and retirement.

(ii) Each Share that is held by any direct or indirect wholly owned Subsidiary of the Company, any direct or indirect wholly owned Subsidiary of ETP (other than Merger Sub) or any direct or indirect wholly owned Subsidiary of Merger Sub immediately prior to the Effective Time (such Shares, the "Subsidiary Shares") shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into such number of shares of common stock, of the Surviving Corporation such that the ownership percentage of any such Subsidiary in the Surviving Corporation immediately following the Effective Time shall equal the ownership percentage of such Subsidiary in the Company immediately prior to the Effective Time.

(c) Conversion of Merger Sub Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation and, together with the shares of common stock of the Surviving Corporation issued in respect of the Subsidiary Shares as set forth in Section 2.1(b)(ii), shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the capital stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(d) Fractional Units. No fractional Common Units shall be issued in the Merger, but in lieu thereof each holder of Shares otherwise entitled to a fractional Common Unit will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.1(d), a cash payment in lieu of such fractional Common Unit representing such holder's proportionate interest, if any, in the proceeds from the sale by the Exchange Agent (reduced by any fees of the Exchange Agent attributable to such sale) in one or more transactions of Common Units equal to the excess of (i) the aggregate number of Common Units to be delivered to the Exchange Agent by ETP pursuant to Section 2.3(a) over (ii) the aggregate number of whole Common Units to be issued to the holders of Shares pursuant to Section 2.3(b) (such excess, the "Excess Shares"). No certificates or scrip representing fractional Common Units shall be issued in the Merger. The parties acknowledge that payment of the cash consideration in lieu of issuing fractional Common Units was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to ETP that would otherwise be caused by the issuance of fractional Common Units. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Shares in lieu of any fractional Common Units, the Exchange Agent shall make available such amounts to such holders of Shares, without interest, subject to and in accordance with Section 2.2.

(e) <u>Adjustments</u>. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding Shares of the Company or outstanding units of ETP shall occur as a result of any reclassification, stock or unit split (including a reverse stock or unit split) or combination, exchange or readjustment of shares or units, or any stock or unit dividend or stock or unit distribution with a record date during such period, the Mixed Election Consideration (including the Standard Cash Consideration and the Standard Common Unit Consideration), the Cash Election Consideration and the Common Unit Election Consideration and any other similarly dependent items shall be equitably adjusted to provide to ETP, Merger Sub and the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action, and thereafter, all references in this Agreement to the Mixed Election Consideration (including the Standard Cash Consideration and the Standard Common Unit Consideration), the Cash Election Consideration and the Common Unit Election Consideration and any other similarly dependent items shall be references to the Mixed Election Consideration (including the Standard Cash Consideration and the Standard Common Unit Consideration), the Cash Election Consideration and the Common Unit Election Consideration and any other similarly dependent items as so adjusted; <u>provided</u>, <u>however</u>, that nothing in this Section 2.1(e) shall be deemed to permit or authorize any party hereto to effect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement.

(f) <u>No Dissenters Rights</u>. In accordance with Section 1930 of the PBCL, the Merger will not entitle any holder of Company Common Stock to any dissenters rights, as described in Section 1930 of the PBCL.

Section 2.2 <u>Election Procedures</u>. (a) An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Company Common Stock shall pass, only upon proper delivery of such Certificates to the Exchange Agent) in such form as ETP shall reasonably specify and as shall be reasonably acceptable to the Company (the "<u>Election Form</u>") shall be mailed no less than thirty (30) days prior to the anticipated Closing Date or on such other date as ETP and the Company shall mutually agree (the "<u>Mailing Date</u>") to each holder of record of Company Common Stock as of the close of business on the fifth business day prior to the Mailing Date (the "<u>Election Form Record Date</u>").

(b) Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to specify (i) the number of shares of such holder's Company Common Stock with respect to which such holder makes a Mixed Election; (ii) the number of shares of such holder's Company Common Stock with respect to which such holder makes a Cash Election; and (iii) the number of shares of such holder's Company Common Stock with respect to which such holder makes a Common Unit Election. Any Shares with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., New York time, on the twentieth (20th) day following the Mailing Date (or such other time and date as ETP and the Company shall agree) (the "<u>Election Deadline</u>") (other than Cancelled Shares and Subsidiary Shares) shall be deemed to be "<u>No Election Shares</u>," and the holders of such No Election Shares shall be deemed to have made a Mixed Election with respect to such No Election Shares.

(c) ETP shall make available one or more Election Forms as may reasonably be requested from time to time by all persons who become holders (or beneficial owners) of Company Common Stock between the Election Form Record Date and the close of business on the business day prior to the Election Deadline, and the Company shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

(d) Any election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. After a Mixed Election, Cash Election or a Common Unit Election is validly made with respect to any shares of Company Common Stock, any subsequent transfer of such shares of Company Common Stock shall automatically revoke such election. Any Election Form may be revoked or changed by the person submitting such Election Form, by written notice received by the Exchange Agent prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of Company Common Stock represented by such Election Form shall become No Election Shares, except to the extent a subsequent election is properly made with respect to any or all of such shares of

Company Common Stock prior to the Election Deadline. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good-faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of ETP, the Company or the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

Section 2.3 Exchange of Certificates.

(a) Exchange Agent. Prior to the Mailing Date, ETP shall appoint an exchange agent mutually acceptable to ETP and the Company (the "Exchange Agent") for the purpose of exchanging Certificates for Merger Consideration. Prior to the Effective Time, (i) ETP shall deposit, or shall cause to be deposited, with the Exchange Agent, in trust for the benefit of holders of the Shares (other than the Cancelled Shares and the Subsidiary Shares), certificates representing the Common Units issuable pursuant to Section 2.1(a) and Section 5.6(a) (or appropriate alternative arrangements shall be made by ETP if uncertificated Common Units will be issued) and an amount of cash sufficient to effect the delivery of the Merger Consideration to the holders of Company Common Stock (other than Cancelled Shares and Subsidiary Shares). Following the Effective Time, ETP agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any distributions pursuant to Section 2.3(c). All such certificates representing Common Units and cash deposited with the Exchange Agent from time to time is hereinafter referred to as the "Exchange Fund."

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time and in any event not later than the fifth business day following the Effective Time, ETP shall cause the Exchange Agent to mail to each holder of Shares, which at the Effective Time were converted into the right to receive the Merger Consideration pursuant to Section 2.1, (i) a letter of transmittal (which shall specify that delivery shall be effected, and that risk of loss and title to the Shares shall pass, only upon delivery of the Shares to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the certificates or book-entry notations representing Shares (in each case, "Certificates") in exchange for, as applicable, cash Merger Consideration, certificates representing whole Common Units (or book-entry notations, if uncertificated Common Units will be issued), cash in lieu of any fractional Common Units pursuant to Section 2.1(d) and any distributions payable pursuant to Section 2.3(c). Upon surrender of Certificates for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Shares shall be entitled to receive in exchange therefor, as applicable, that number of whole Common Units (after taking into account all Shares surrendered by such holder) to which such holder is entitled pursuant to Section 2.1 and payment by cash or check of that amount of cash Merger Consideration to which such holder is entitled pursuant to Section 2.1, that amount of cash in lieu of fractional Common Units which such holder is entitled to receive pursuant to Section 2.1(d) and any distributions payable pursuant to Section 2.3(c) to which such holder is entitled, and the Shares represented by the Certificates so surrendered shall forthwith be cancelled. If any cash payment is to be made to, or any Common Units constituting any part of the Merger Consideration is to be registered in the name of, a person other than the person in whose name the applicable surrendered Share is registered, it shall be a condition to the payment or registration thereof that the surrendered Certificate be in proper form for transfer and that the person requesting such payment or delivery of the Merger Consideration pay any transfer or other similar Taxes required as a result of such registration in the name of a person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable. Until surrendered as contemplated by this Section 2.3(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration (and any amounts to be paid pursuant to Section 2.1(d) or Section 2.3(c)) upon such surrender. No interest shall be paid or shall accrue on any amount payable pursuant to Section 2.1(d) or Section 2.3(c).

(c) Distributions with Respect to Unexchanged Shares. No distributions with respect to Common Units with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificates with respect to the Common Units represented thereby, and no cash payment in lieu of fractional Common Units shall be paid to any such holder pursuant to Section 2.1(d), until such Certificate has been surrendered in accordance with this Article II. Subject to applicable Laws, following surrender of any such Certificate, there shall be paid to the recordholder thereof, without interest, (i) promptly after such surrender, (A) the number of whole Common Units (after taking into account all Shares surrendered by such holder) to which such holder is entitled pursuant to Section 2.1, (B) payment by cash or check of that amount of cash Merger Consideration to which such holder is entitled pursuant to Section 2.1, (C) that amount of cash in lieu of fractional Common Units which such holder is entitled pursuant to Section 2.1(d), and (D) the amount of distributions with a record date after the Effective Time theretofore paid with respect to such whole Common Units and (ii) at the appropriate payment date, the amount of distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such whole Common Units.

(d) No Further Ownership Rights in Company Common Stock; Closing of Transfer Books. All Merger Consideration issued upon the surrender for exchange of Certificates representing Shares in accordance with the terms of this Article II and any cash paid pursuant to Section 2.1(d) or Section 2.3(c) shall be deemed to have been issued (or paid) in full satisfaction of all rights pertaining to the Shares previously represented by such Certificates. After the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Shares for one year after the Effective Time shall be delivered to ETP upon demand, and any holders of Shares who have not theretofore complied with this Article II shall thereafter look only to ETP for payment of their claim for the Merger Consideration, any cash in lieu of fractional Common Units pursuant to Section 2.1(d) and any distributions pursuant to Section 2.3(c).

(f) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by ETP, the posting by such person of a bond, in such reasonable amount as ETP may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to be paid in respect of the Share represented by such Certificate as contemplated by this Article II.

(g) No Liability. Notwithstanding anything in this Agreement to the contrary, none of the Company, the ETP Parties, Merger Sub, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 2.4 Withholding (a). Each of the ETP Parties, Merger Sub and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as the ETP Parties, Merger Sub and the Exchange Agent are required to deduct and withhold under the Code, or any Tax Law, with respect to the making of such payment. To the extent that amounts are so withheld and paid over to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of whom such deduction and withholding was made.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents (excluding any disclosures set forth in any such Company SEC Document under the heading "Risk Factors" or in any section relating to forward-looking statements), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or in the disclosure schedule delivered by the Company to ETP immediately prior to the execution of this Agreement (the "Company Disclosure Schedule") (each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent), the Company represents and warrants to ETP as follows:

Section 3.1 Qualification, Organization, Subsidiaries, etc. (a) Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries is qualified to do business and is in good standing as a foreign entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) As used in this Agreement, a "Company Material Adverse Effect" means an event, change, effect, development or occurrence that has had, or is reasonably likely to have, a material adverse effect on the business, financial condition or continuing results of operations of the Company and its Subsidiaries, taken as a whole, other than any event, change, effect, development or occurrence: (i) disclosed in the Company SEC Documents filed or furnished prior to the date of this Agreement (excluding any disclosure set forth in any risk factor section, or in any section relating to forward-looking statements) or as disclosed in the Company Disclosure Schedule, (ii) in or generally affecting the economy, the financial or securities markets, or political, legislative or regulatory conditions, in each case in the United States or elsewhere in the world, so long as such event, change, effect, development or occurrence does not disproportionately affect the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate, or (iii) resulting from or arising out of (A) any changes or developments in the industries in which the Company or any of its Subsidiaries conducts its business, (B) any changes or developments in prices for oil, natural gas or other commodities or for the Company's raw material inputs and end products, (C) the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the Merger or any of the other transactions contemplated by this Agreement), (D) any taking of any action at the request of ETP or Merger Sub, and any actions pursuant to or in furtherance of the Additional Transactions, (E) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Entity, or market administrator, (F) any changes in GAAP or accounting standards or interpretations thereof, (G) earthquakes, any weather-related or other force majeure event or natural disasters or outbreak or escalation of hostilities or acts of war or terrorism, (H) any failure by the Company to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the exception in this clause (H) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect so long as it is not otherwise excluded by this definition), (I) the announcement or the existence of, or compliance with or performance under any agreement with regard to, the Company Restructuring Transactions or (J) any changes in the share price or trading volume of the Shares or in the Company's credit rating (provided that the exception in this clause (J) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such change has resulted in, or contributed to, a Company Material Adverse Effect so long as it is not otherwise excluded by this definition); except, in each case with respect to subclauses (A)-(B) and (E)-(G) of this clause (iii), to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate.

(c) The Company has made available prior to the date of this Agreement a true and complete copy of the Company's articles of incorporation and by-laws (collectively, the "Company Organizational Documents"), SXL's Certificate of Limited Partnership (the "SXL Certificate of Limited Partnership") and the Third Amended and Restated Agreement of Limited Partnership (the "SXL Partnership Agreement"), in each case, as amended through the date hereof, and promptly upon request, the Company will make available to ETP the articles of incorporation, certificate of limited partnership, certificate of formation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents of each material Subsidiary of the Company.

Section 3.2 Capital Stock. (a) The authorized capital stock of the Company consists of 400,000,000 shares of Company Common Stock, par value $1.00 per share, and 15,000,000 shares of preferred stock, no par value per share ("Company Preferred Stock"). As of April 27, 2012, (i) 282,292,464 shares of Company Common Stock were issued and 104,604,170 shares were outstanding, (ii) 177,688,294 shares of Company Common Stock were held in treasury, and (iii) no shares of Company Preferred Stock were issued or outstanding. All outstanding shares of Company Common Stock are, and shares of Company Common Stock reserved for issuance with respect to Company Equity Awards described in the first sentence of Section 3.2(b), when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. The authorized equity interests of Sunoco Logistics Partners L.P., a Delaware limited partnership ("SXL"), consist of common units representing limited partner interests in SXL ("SXL Common Units"), Class A Units representing limited partner interests in SXL ("Class A Units"), the Incentive Distribution Rights (as defined in the SXL Partnership Agreement, "SXL IDRs") and a general partner interest in SXL ("SXL General Partner Interest"). As of April 27, 2012, the issued and outstanding limited partner interests and general partner interests of SXL consisted of (i) 3,939,435 Class A Units, (ii) 99,601,231 SXL Common Units, (iii) the SXL IDRs and (iv) a 2% SXL General Partner Interest. As of April 27, 2012, 1,591,339 SXL Common Units were reserved for issuance under the employee and director equity plans of Sunoco Partners LLC (the "SXL Equity Plans"), of which amount 1,044,287 SXL Common Units were subject to outstanding awards under the SXL Equity Plans. All outstanding equity securities of SXL are duly authorized, validly issued, fully paid (to the extent required by the SXL Partnership Agreement) and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act) and free of preemptive rights (except as set forth in the SXL Partnership Agreement).

(b) There were (w) 1,968,291 Shares subject to outstanding Company Options with a weighted average exercise price of $43.67 as of April 12, 2012, (x) 578,024 Shares underlying Company RSU Awards as of April 27, 2012, (y) 485,630 Shares underlying Company PSU Awards assuming "target" performance and 971,260 Shares underlying Company PSU Awards assuming "maximum" performance as of April 27, 2012, and (z) cash-settled awards with respect to 104,685 Shares under the Company's Leadership Recognition Plan as of April 27, 2012. Except as set forth in Section 3.2(a) and this Section 3.2(b) (and other than the Class A Units and Shares issuable pursuant to the terms of outstanding Company Equity Awards), there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the Company or any of its Subsidiaries is a party (i) obligating the Company or any of its Subsidiaries to (A) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests, (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or (E) make any payment to any person the value of which is derived from or calculated based on the value of Company Common Stock or Company Preferred Stock, or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Company or its Subsidiaries.

(c) Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(d) There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interest of the Company or any of its Subsidiaries.

(e) The Company or a Subsidiary of the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of the Company (other than SXL and its Subsidiaries), free and clear of any preemptive rights and any Liens other than Company Permitted Liens, and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware Revised Uniform Limited Partnership Act (the "Delaware LP Act") or Sections 18-607 and 18-804 of the Delaware Limited Liability Company Act, as amended (the "Delaware LLC Act")). Except for equity interests in the Company's Subsidiaries, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any equity interest in any person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any person), or has any obligation to acquire any such equity interest, security, right, agreement or commitment or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

(f) The Company indirectly owns (i) 29,591,202 SXL Common Units and 3,939,435 Class A Units, which together, as of April 27, 2012, represented 28.52% of the outstanding limited partner interest in SXL, (ii) the SXL General Partner Interest and (iii) all of the SXL IDRs, in each case, free and clear of any Liens other than Company Permitted Liens.

(g) SXL or a Subsidiary of SXL owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of SXL, free and clear of any Liens, other than Company Permitted Liens, and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act or Sections 18-607 and 18-804 of the Delaware LLC Act) and free of preemptive rights. Except for equity interests in SXL's Subsidiaries, neither SXL nor any of its Subsidiaries owns, directly or indirectly, any equity interest in any person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any person), or has any obligation to acquire any such equity interest, security, right, agreement or commitment or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

(h) As used in this Agreement, "Company Permitted Lien" means any Lien (i) for Taxes or governmental assessments, charges or claims of payment not yet delinquent, being contested in good faith or for which adequate accruals or reserves have been established, (ii) that is a carriers', warehousemen's, mechanics', materialmen's, repairmen's or other similar lien arising in the ordinary course of business, (iii) arising under conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (iv) not created by the Company or its Subsidiaries that affect the underlying fee interest of a Company Leased Real Property, (v) that is disclosed on the most recent consolidated balance sheet of the Company included in the Company SEC Documents or notes thereto or securing liabilities reflected on such balance sheet, (vi) arising under or pursuant to the Company Organizational Documents, the SXL Certificate of Limited Partnership, the SXL Partnership Agreement or the organizational documents of any Company Subsidiary or Subsidiary of SXL, (vii) created pursuant to the agreements set forth on Section 3.2(h) of the Company Disclosure Schedule, (viii) grants to others of Rights-of-Way, surface leases, crossing rights and amendments, modifications, and releases of Rights-of-Way, easements and surface leases in the ordinary course of business, (ix) with respect to Rights-of-Way, restrictions on the exercise of any of the rights under a granting instrument that are set forth therein or in another executed agreement, that is of public record or to which the Company or any of its Subsidiaries otherwise has access, between the parties thereto, (x) which an accurate up-to-date survey would show, (xi) resulting from any facts or circumstances relating to ETP or its affiliates, or (xii) that does not and would not reasonably be expected to materially impair the continued use of a Company Owned Real Property or a Company Leased Real Property as currently operated.

(i) As used in this Agreement, "Rights-of-Way" means easements, licenses, rights-of-way, permits, servitudes, leasehold estates, instruments creating an interest in real property, and other similar real estate interests.

Section 3.3 Corporate Authority Relative to this Agreement; No Violation. (a) The Company has the requisite corporate power and authority to enter into this Agreement and each other document to be entered into by the Company in connection with the transactions contemplated hereby (together with this Agreement, the "Company Transaction Documents") and, subject to receipt of approval of this Agreement by a majority of the votes cast by all shareholders entitled to vote thereon (the "Company Shareholder Approval"), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the other Company Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Board of Directors of the Company and, except for the Company Shareholder Approval (assuming the accuracy of the representations and warranties set forth in Section 4.21), no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the transactions contemplated hereby. The Board of Directors of the Company has unanimously resolved to recommend that the Company's shareholders adopt this Agreement (the "Company Recommendation"). Each of the Company Transaction Documents has been duly and validly executed and delivered by the Company and, assuming each such Company Transaction Documents constitutes the legal, valid and binding agreement of the counterparty thereto, each of the Company Transaction Documents constitutes the legal, valid and binding agreement of the Company and is enforceable against the Company in accordance with its terms.

(b) Other than in connection with or in compliance with (i) Subchapter 19C of the PBCL, (ii) the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder (the "Exchange Act"), (iii) the U.S. Securities Act of 1933, as amended, and the rules promulgated thereunder (the "Securities Act"), (iv) applicable state securities, takeover and "blue sky" laws, (v) the rules and regulations of the New York Stock Exchange ("NYSE"), (vi) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act"), and any antitrust, competition or similar laws outside of the United States, (vii) the Federal Power Act, 16 U.S.C. §§ 791a-825r and the regulations promulgated by the Federal Energy Regulatory Commission (the "FERC") thereunder, and (viii) the approvals set forth in Section 3.3(b) of the Company Disclosure Schedule (collectively, the "Company Approvals"), and, subject to the accuracy of the representations and warranties of ETP and Merger Sub in Section 4.3(b), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any United States, state of the United States or foreign governmental or regulatory agency, commission, court, body, entity or authority, independent system operator, regional transmission organization, other market administrator, or national, regional or state reliability organization (each, a "Governmental Entity") is necessary, under applicable Law, for the consummation by the Company of the transactions contemplated by this Agreement, except for such authorizations, consents, orders, licenses, permits, approvals or filings that are not required to be obtained or made prior to consummation of such transactions or that, if not obtained or made, would not materially impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement or have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The execution and delivery by the Company of this Agreement do not, and (assuming the Company Approvals are obtained) the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of the Company or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon the Company or any of its Subsidiaries or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a "Lien") other than Company Permitted Liens, in each case, upon any of the properties or assets of the Company or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the articles of incorporation or by-laws or other equivalent organizational document, in each case as amended or restated, of the Company or any of its Subsidiaries or (iii) conflict with or violate any applicable Laws, except in the case of clauses (i) and (iii) for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens as would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.4 <u>Reports and Financial Statements</u>. (a) The Company and each of its Subsidiaries has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the U.S. Securities and Exchange Commission (the "<u>SEC</u>") since January 1, 2010 (all such documents and reports filed or furnished by the Company or any of its Subsidiaries, the "<u>Company SEC Documents</u>"). As of their respective dates or, if amended, as of the date of the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information set forth in the Company SEC Documents as of a later date (but before the date of this Agreement) will be deemed to modify information as of an earlier date.

(b) The consolidated financial statements (including all related notes and schedules) of the Company and of SXL included in the Company SEC Documents fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries and the consolidated financial position of SXL and its consolidated Subsidiaries, respectively, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with U.S. generally accepted accounting principles ("<u>GAAP</u>") (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 3.5 <u>Internal Controls and Procedures</u>. (a) The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company's disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the "<u>Sarbanes-Oxley Act</u>"). The Company's management has completed an assessment of the effectiveness of the Company's internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2011, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of the Company has disclosed to the Company's auditors and the audit committee of the Board of Directors of the Company (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company's ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to ETP prior to the date hereof.

(b) SXL has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. SXL's disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by SXL in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to management of Sunoco Partners LLC ("SXL GP") as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. SXL GP's management has completed an assessment of the effectiveness of SXL's internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2011, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of SXL GP has disclosed to SXL's auditors and the audit committee of the Board of Directors of SXL GP (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect SXL's ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in SXL or SXL GP's internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to ETP prior to the date hereof.

Section 3.6 No Undisclosed Liabilities. Except (a) as reflected or reserved against in the Company's or SXL's consolidated balance sheets as of December 31, 2011 (the "Balance Sheet Date") (including the notes thereto) included in the Company SEC Documents, (b) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated by this Agreement, (c) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business and (d) for liabilities and obligations that have been discharged or paid in full, neither the Company nor any Subsidiary of the Company has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its consolidated Subsidiaries (including the notes thereto), other than those which would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.7 Compliance with Law; Permits. (a) The Company and its Subsidiaries are in compliance with, and are not in default under or in violation of, any applicable federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement of any Governmental Entity (collectively, "Laws" and each, a "Law"), except where such non-compliance, default or violation would not have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2010, neither the Company nor any of its Subsidiaries has received any written notice or, to the Company's knowledge, other communication from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, except as would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Entities, and all rights under any Company Material Contract with all Governmental Entities, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the "Company Permits"), except where the failure to have any of the Company Permits or to have filed such tariffs, reports, notices or other documents would not have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are valid and in full force and effect and are not subject to any administrative or judicial proceeding that could result in modification, termination or revocation thereof, except where the failure to be in full force and effect or any modification, termination or revocation thereof would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries is in compliance with the terms and requirements of all Company Permits, except where the failure to be in compliance would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.8 Environmental Laws and Regulations. (a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (i) there are no investigations, actions, suits or proceedings (whether administrative or judicial) pending, or to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any person or entity whose liability the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of law, alleging non-compliance with or other liability under any Environmental Law and, to the knowledge of the Company, there are no existing facts or circumstances that would reasonably be expected to give rise to any such action, suit or proceeding, (ii) the Company and its Subsidiaries are, and except for matters that have been fully resolved with the applicable Governmental Entity, since January 1, 2009 have been, in compliance with all Environmental Laws, (iii) there has been no release of Hazardous Materials at any real property currently owned, leased or operated by the Company or any Subsidiary of the Company or, to the knowledge of the Company, formerly owned, leased or operated by the Company or any Subsidiary of the Company, (iv) the Company is not party to any order, judgment or decree that imposes any obligations under any Environmental Law, (v) there have been no ruptures or explosions in the Company's Systems resulting in claims for personal injury, loss of life or material property damage, except to the extent any claims related to such ruptures have been resolved, and (vi) there are no defects, corrosion or other damage to any of the Company's Systems that would reasonably be expected to result in a pipeline integrity failure.

(b) As used in this Agreement:

(i) "Environmental Law" means any Law relating to the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or any exposure to or release of, or the management of (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of any Hazardous Materials), in each case as in effect as of the date of this Agreement.

(ii) "Systems" means the refined petroleum product, crude oil, natural gas, liquefied natural gas, natural gas liquid and other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants and other related operations, assets, machinery and equipment that are owned by the Company or ETP or any of their Subsidiaries, as applicable, and used for the conduct of the business of the Company or ETP or any of their Subsidiaries as presently conducted.

(iii) "Hazardous Materials" means all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, or defined as such by, or regulated as such under, any Environmental Law, including any regulated pollutant or contaminant (including any constituent, raw material, product or by-product thereof), petroleum or natural gas hydrocarbons or any liquid or fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, lead paint, any hazardous, industrial or solid waste, and any toxic, radioactive, infectious or hazardous substance, material or agent.

Section 3.9 Employee Benefit Plans. (a) Section 3.9(a) of the Company Disclosure Schedule lists all material Company Benefit Plans. Copies of the material Company Benefit Plans and any material amendments thereto have been made available to ETP together with, with respect to each material Company Benefit Plan, any applicable trust documents, the most recent summary plan description (and summaries of material modifications, if applicable), the most recent actuarial valuations, if applicable, and the most recent annual report, if applicable. Except as specifically provided in the foregoing documents made available to ETP, neither the Company nor any of its Subsidiaries has adopted, terminated or materially modified any material Company Benefit Plan, other than with respect to a modification or termination required by ERISA or the Code. For purposes of this Agreement, (i) "Company Benefit Plans" means all Benefit Plans sponsored, maintained, contributed to or required to be contributed to by the Company, any of its Subsidiaries, or any of their ERISA Affiliates, or under which the Company, any of its Subsidiaries or any of their ERISA Affiliates may have any liability (contingent or otherwise), and (ii) "ERISA Affiliate" of any entity means any other person, entity, trade or business (whether or not incorporated) that, together with such entity, would be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Benefit Plan has been maintained and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto, and (ii) all contributions required to be made under the terms of any Company Benefit Plan have been timely made or, if not yet due, have been properly reflected in the Company's financial statements in accordance with GAAP. Any Company Benefit Plan intended to be qualified under Section 401(a) or 401(k) of the Code has received a favorable determination letter or equivalent opinion letter from the Internal Revenue Service, and the Company has made available to ETP a copy of the most recent such letter for each such Company Benefit Plan.

(c) Neither the Company nor its Subsidiaries maintains, contributes to or is required to contribute to, or has in the past six years maintained, contributed to or been required to contribute to any plan or arrangement which provides retiree medical or welfare benefits, except pursuant to the continuation coverage requirements of Section 601 et seq. of ERISA or Section 4980B of the Code.

(d) (i) Neither the Company, its Subsidiaries nor any of their ERISA Affiliates maintains, contributes to or is required to contribute to, or has in the past six years maintained, contributed to or been required to contribute to, any Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) none of the Company Benefit Plans is a "multiple employer welfare arrangement" (as defined in Section 3(40) of ERISA), a "multiple employer plan" (as defined in Section 413(c) of the Code) or a "multiemployer plan" (as defined in Section 3(37) of ERISA), and (iii) neither the Company, its Subsidiaries nor any of their ERISA Affiliates has during the past six years maintained or contributed to, or been required to contribute to, or otherwise had any obligation or liability in connection with, such a multiple employer plan or multiemployer plan.

(e) Except as set forth in Section 5.6 and Section 5.7 of this Agreement, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, consultant, officer or other service provider of the Company or any of its Subsidiaries to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, consultant, officer or other service provider, (iii) trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits, or (iv) trigger any other material obligation, benefit (including loan forgiveness), requirement or restriction pursuant to any Company Benefit Plan.

(f) No amount or benefit that would be, or has been, received (whether in cash or property or the vesting of property or the cancellation of indebtedness) by any current or former employee or other service provider of the Company or any Subsidiary of the Company who is a "disqualified individual" within the meaning of Section 280G of the Code would reasonably be expected to be characterized as an "excess parachute payment" (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the transactions contemplated by this Agreement.

(g) All grants of Company Equity Awards were validly made and properly approved by the Board of Directors of the Company (or a duly authorized committee or subcommittee thereof) in compliance in all material respects with all applicable Laws and the terms of the applicable employee or director equity plan of the Company.

(h) Each Company Benefit Plan and any award thereunder that constitutes non-qualified deferred compensation under Section 409A of the Code (i) has been operated in good faith compliance in all material respects with Section 409A of the Code since January 1, 2005, and all applicable regulations and notices issued thereunder, and (ii) since January 1, 2009, has been in all material respects in documentary compliance with Section 409A of the Code. Each Company Option was granted with an exercise price not less than the fair market value of the underlying Company Common Stock on the date of grant. No director, officer, employee or service provider of the Company or its affiliates is entitled to a gross-up, make-whole or indemnification payment with respect to taxes imposed under Section 409A or Section 4999 of the Code.

(i) No Company Benefit Plan provides benefits or compensation to any employees or other service providers who reside or provide services primarily outside of the United States.

Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, there are no pending or, to the Company's knowledge, threatened claims by or on behalf of any Company Benefit Plan, by any employee or beneficiary covered under any Company Benefit Plan or otherwise involving any Company Benefit Plan (other than routine claims for benefits).

Section 3.10 Absence of Certain Changes or Events.

(a) From the Balance Sheet Date through the date of this Agreement, the businesses of the Company and its Subsidiaries have been conducted in all material respects in the ordinary course of business.

(b) From the Balance Sheet Date through the date of this Agreement, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, a Company Material Adverse Effect or an SXL Material Adverse Effect.

(c) From the date of this Agreement, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, a Company Material Adverse Effect or an SXL Material Adverse Effect.

(d) As used in this Agreement, an "SXL Material Adverse Effect" means an event, change, effect, development or occurrence that has had, or is reasonably likely to have, a material adverse effect on the business, financial condition or continuing results of operations of SXL and its Subsidiaries, taken as a whole, other than any event, change, effect, development or occurrence: (i) disclosed in the Company SEC Documents filed or furnished prior to the date of this Agreement (excluding any disclosure set forth in any risk factor section, or in any section relating to forward-looking statements) or as disclosed in the Company Disclosure Schedule, (ii) in or generally affecting the economy, the financial or securities markets, or political, legislative or regulatory conditions, in each case in the United States or elsewhere in the world, so long as such event, change, effect, development or occurrence does not disproportionately affect SXL and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which SXL and its Subsidiaries operate, or (iii) resulting from or arising out of (A) any changes or developments in the industries in which SXL or any of its Subsidiaries conducts its business, (B) any changes or developments in prices for oil, natural gas or other commodities or for SXL's raw material inputs and end products, (C) the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (including the impact thereof on the relationships, contractual or otherwise, of SXL or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the Merger or any of the other transactions contemplated by this Agreement), (D) any taking of any action at the request of ETP or Merger Sub, (E) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Entity, or market administrator, (F) any changes in GAAP or accounting standards or interpretations thereof, (G) earthquakes, any weather-related or other force majeure event or natural disasters or outbreak or escalation of hostilities or acts of war or terrorism, (H) any failure by SXL to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the exception in this clause (H) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, an SXL Material Adverse Effect so long as it is not otherwise excluded by this definition), or (I) any changes in the share price or trading volume of the SXL Common Units or in SXL's credit rating (provided that the exception in this clause (J) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such change has resulted in, or contributed to, an SXL Material Adverse Effect so long as it is not otherwise excluded by this definition); except, in each case with respect to subclauses (A)-(B) and (E)-(G) of this clause (iii), to the extent disproportionately affecting SXL and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which SXL and its Subsidiaries operate.

Section 3.11 <u>Investigations; Litigation</u>. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (a) there is no investigation or review pending (or, to the knowledge of the Company, threatened) by any Governmental Entity with respect to the Company or any of its Subsidiaries, (b) there are no actions, suits, inquiries, investigations, proceedings, subpoenas, civil investigative demands or other requests for information relating to potential violations of law pending (or, to the knowledge of the Company, threatened) against or affecting the Company or any of its Subsidiaries, or any of their respective properties and (c) there are no orders, judgments or decrees of, or before, any Governmental Entity against the Company or any of its Subsidiaries.

Section 3.12 <u>Information Supplied</u>. None of the information provided in writing by the Company specifically for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by ETP in connection with the issuance of Common Units in the Merger (including any amendments or supplements, the "<u>Form S-4</u>") will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the proxy statement/prospectus relating to the Shareholders' Meeting (the "<u>Proxy Statement/Prospectus</u>") will, at the date it is first mailed to the Company's shareholders and at the time of the Shareholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement/Prospectus and the Form S-4 (solely with respect to the portion thereof relating to the Shareholders' Meeting but excluding any portion thereof based on information supplied by ETP or Merger Sub for inclusion or incorporation by reference therein, with respect to which no representation is made by the Company or any of its Subsidiaries) will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing provisions of this Section 3.12, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus that were not specifically supplied in writing by or on behalf of the Company.

Section 3.13 <u>Regulatory Matters</u>.

(a) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) none of the Company and its Subsidiaries is a natural gas company under the Natural Gas Act, ("<u>NGA</u>"), 15 U.S.C. §§ 717-717W, and the regulations promulgated by the FERC thereunder, or a utility, intrastate pipeline, gas service company, electric service company, gas company, electric company, or any similar entity however described under the laws of any state or local jurisdiction and the regulations promulgated thereunder and (ii) none of the Company or its Subsidiaries is a holding company or a public-utility company as defined in the Public Utility Holding Company Act of 2005, 42 U.S.C. §§ 16451-16453, and the regulations promulgated by the FERC thereunder ("<u>PUHCA</u>").

(b) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect (i) each of the Company's Subsidiaries and each Subsidiary of the Company in the past three years that is or was a public utility under the FPA engaged in the sale of electricity at wholesale and has been authorized by the FERC, pursuant to the FPA, to make such sales at market-based rates, and has been granted such waivers and blanket authorizations (including blanket authorization to issue securities and to assume liabilities under Section 204 of the FPA and 18 C.F.R. Pt. 34) as are customarily granted to entities with market-based rate authority, (ii) each such Subsidiary that was a public-utility company, as such term is defined under PUHCA, has obtained an order from the FERC finding it, or has in good faith self-certified itself to the FERC, to be either (A) an Exempt Wholesale Generator as such term is defined under PUCHA ("<u>Exempt Wholesale Generator</u>") or (B) a qualifying facility ("<u>Qualifying Facility</u>") under the Public Utility Regulatory Policies Act of 1978 §§ 16 U.S.C. 2601-2645, and the regulations promulgated by the FERC thereunder ("<u>PURPA</u>"). Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, to the knowledge of the Company, there are no facts that are reasonably likely to cause any such Subsidiary to lose or be ineligible for its market-based rate authorization or such customary waivers and blanket authorizations or to lose or be ineligible for its status as an Exempt Wholesale Generator under PUHCA or a Qualifying Facility under PURPA, as applicable.

(c) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, all filings (other than immaterial filings) required to be made by the Company or any of its Subsidiaries during the three years preceding the date hereof, with the FERC under the NGA, Natural Gas Policy Act of 1978, 15 U.S.C. §§ 3302-3432, and regulations promulgated by the FERC thereunder ("NGPA"), the Interstate Commerce Act implemented by the FERC pursuant to 49 USC § 60502 and the regulations promulgated by the FERC thereunder ("ICA"), the FPA, PUHCA, the Department of Energy, the Federal Communications Commission (the "FCC"), or any applicable state public utility commission or department, as the case may be, have been made, including all forms, statements, reports, notices, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs and related documents, and all such filings complied, as of their respective dates, and, as amended or supplemented, with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder.

Section 3.14 <u>Tax Matters</u>. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect:

(a) The Company and its Subsidiaries (i) have duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to have been filed by or with respect to the Company or any of its Subsidiaries, and all such Tax Returns are true, correct and complete, (ii) have duly and timely paid all Taxes due and payable (whether or not shown on such Tax Returns), (iii) have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and (iv) have not received written notice of any deficiencies for any Tax from any taxing authority against the Company or any of its Subsidiaries, except, in each case, with respect to matters contested in good faith or for which adequate reserves, in accordance with GAAP, are reflected in the Company SEC Documents. The Company and its Subsidiaries have adequate reserves, in accordance with GAAP, on the financial statements included in the Company SEC Documents for Taxes payable by the Company and its Subsidiaries for all taxable periods and portions thereof through the date of the most recent quarterly or annual report included in the Company SEC Documents. Since the date of the most recent quarterly or annual report included in the Company SEC Documents, neither the Company nor any of its Subsidiaries have incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

(b) Neither the Company nor any of its Subsidiaries is the subject of any currently ongoing tax audit or other proceeding with respect to Taxes nor has any Tax audit or other proceeding with respect to Taxes been proposed against any of them in writing. As of the date of this Agreement, there are no pending requests for waivers of the time to assess any Tax. There are no currently effective waivers of any statute of limitations in respect of Taxes or extensions of time with respect to a Tax assessment or deficiency of the Company or any of its Subsidiaries. There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries, other than any Lien for Taxes not yet delinquent, being contested in good faith or for which adequate accruals or reserves have been established, in accordance with GAAP, in the Company SEC Documents. No claim has been made in writing in the past three years by a taxing authority of a jurisdiction where the Company or one of its Subsidiaries has not filed Tax Returns claiming that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction.

(c) Neither the Company nor any of its Subsidiaries is obligated by any written contract or agreement to indemnify any other person (other than the Company and its Subsidiaries) with respect to Taxes (excluding customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes). Neither the Company nor any of its Subsidiaries is a party to or bound by any written Tax allocation, indemnification or sharing agreement (other than an agreement solely between or among the Company and/or its Subsidiaries and excluding customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes). Neither the Company nor any of its Subsidiaries is liable under Treasury Regulation Section 1.1502-6 (or any similar provision of the Tax Laws of any state, local or foreign jurisdiction) or as a transferee or successor for any Tax of any person other than the Company and its Subsidiaries.

(d) Other than the distribution by the Company of shares of SunCoke Energy, Inc. to the Company's shareholders on January 17, 2012 in a transaction intended to qualify under Sections 368(a)(1)(D) and 355 of the Code, and any transactions taken in connection therewith, neither the Company nor any of its Subsidiaries was a "distributing corporation" or a "controlled corporation" in a transaction intended to qualify under Section 355 of the Code within the past two (2) years.

(e) Neither the Company nor any of its Subsidiaries has participated in any "listed transaction" within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(f) The factual representations provided by the Company in the letter dated as of the date of this Agreement are true and correct in all material respects.

(g) SXL has, at all times since its formation, been classified for U.S. federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation.

(h) As used in this Agreement, (i) "Taxes" means any and all domestic or foreign, federal, state, local or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, occupation, property, transfer, sales, use, capital stock, severance, alternative minimum, payroll, employment, unemployment, social security, workers' compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added or other taxes, fees, duties, levies, customs, tariffs, imposts, assessments, obligations and charges of the same or a similar nature to any of the foregoing, and (ii) "Tax Return" means any return, report or similar filing (including the attached schedules) with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

Section 3.15 Employment and Labor Matters.

(a) Except, with respect to clauses (ii) – (v), for such matters as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries is a party to or bound by any material collective bargaining or similar agreement or work rules or practices with any labor union, labor organization or employee association applicable to employees of the Company or any of its Subsidiaries, (ii) there are no existing or, to the knowledge of the Company, threatened strikes or lockouts with respect to any employees of the Company or any of its Subsidiaries ("Company Employees"), (iii) to the knowledge of the Company, there is no union organizing effort pending or threatened against the Company or any of its Subsidiaries, (iv) there is no unfair labor practice, labor dispute (other than, in each case, routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Company, threatened with respect to Company Employees and (v) there is no slowdown or work stoppage in effect or, to the knowledge of the Company, threatened with respect to Company Employees.

(b) Except for such matters that would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company and its Subsidiaries are, and have been, in compliance with all applicable Laws respecting (i) employment and employment practices, (ii) terms and conditions of employment and wages and hours, and (iii) unfair labor practices. Neither the Company nor any of its Subsidiaries has any material liabilities under the Worker Adjustment and Retraining Notification Act of 1998 as a result of any action taken by the Company (other than at the written direction of ETP or as a result of any of the transactions contemplated hereby).

Section 3.16 Intellectual Property.

(a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, either the Company or a Subsidiary of the Company owns, or is licensed or otherwise possesses valid rights to use, free and clear of Liens other than Company Permitted Liens, all trademarks, trade names, service marks, service names, mark registrations, logos, assumed names, domain names, registered and unregistered copyrights, patents or applications and registrations, trade secrets and other intellectual property rights necessary to their respective businesses as currently conducted (collectively, the "Company Intellectual Property"). Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no pending or, to the knowledge of the Company, threatened claims by any person alleging infringement, misappropriation or other violation by the Company or any of its Subsidiaries of any intellectual property rights of any person, (ii) to the knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate any intellectual property rights of any person, (iii) neither the Company nor any of its Subsidiaries has made any claim of a violation, infringement or misappropriation by others of the Company's or any its Subsidiaries' rights to or in connection with the Company Intellectual Property, and (iv) to the knowledge of the Company, no person is infringing, misappropriating or otherwise violating any Company Intellectual Property.

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have implemented (i) commercially reasonable measures, consistent with industry standards, to protect the confidentiality, integrity and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby); and (ii) commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a commercially reasonable business continuity plan, in each case consistent with customary industry practices.

(c) As used in this Agreement "IT Assets" means the computers, software, servers, routers, hubs, switches, circuits, networks, data communications lines and all other information technology infrastructure and equipment of the Company and its Subsidiaries that are required in connection with the operation of the business of the Company and its Subsidiaries.

Section 3.17 Real Property.

(a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) either the Company or a Subsidiary of the Company has good and valid title to each material real property (and each real property at which material operations of the Company or any of its Subsidiaries are conducted) owned by the Company or any Subsidiary, other than Company Real Property Leases and Rights-of-Way (such owned property collectively, the "Company Owned Real Property") and (ii) either the Company or a Subsidiary of the Company has a good and valid leasehold interest in each material lease, sublease and other agreement under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any material real property (or real property at which material operations of the Company or any of its Subsidiaries are conducted) (such property subject to a lease, sublease or other agreement, the "Company Leased Real Property," and such leases, subleases and other agreements are, collectively, the "Company Real Property Leases"), in each case, free and clear of all Liens other than any Company Permitted Liens, and other than any conditions, encroachments, easements, rights-of-way, restrictions and other encumbrances that do not adversely affect the existing use of the real property subject thereto by the owner (or lessee to the extent a leased property) thereof in the operation of its business ("Permitted Encumbrances"). Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (A) each Company Real Property Lease is valid, binding and in full force and effect, subject to the limitation of such enforcement by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to creditors' rights generally or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law (the "Remedies Exceptions") and (B) no uncured default of a material nature on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the landlord thereunder, exists under any Company Real Property Lease, and no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a material breach or default under a Company Real Property Lease.

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no leases, subleases, licenses, rights or other agreements affecting any portion of the Company Owned Real Property or the Company Leased Real Property that would reasonably be expected to adversely affect the existing use of such Company Owned Real Property or the Company Leased Real Property by the Company or its Subsidiaries in the operation of its business thereon, (ii) except for such arrangements solely among the Company and its Subsidiaries or among the Company's Subsidiaries, there are no outstanding options or rights of first refusal in favor of any other party to purchase any Company Owned Real Property or any portion thereof or interest therein that would reasonably be expected to adversely affect the existing use of the Company Owned Real Property by the Company in the operation of its business thereon, and (iii) neither the Company nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy a material portion of a Company Owned Real Property or Company Leased Real Property that would reasonably be expected to adversely affect the existing use of such Company Owned Real Property or Company Leased Real Property by the Company or its Subsidiaries in the operation of its business thereon.

(c) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect or an SXL Material Adverse Effect: (i) each of the Company and its Subsidiaries has such Rights-of-Way that are necessary for the Company and its Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are currently used and operated, and each such Right-of-Way is valid and free and clear of all Liens (other than Company Permitted Liens); (ii) the Company and its Subsidiaries conduct their businesses in a manner that does not violate any of the Rights-of-Way; (iii) the Company and its Subsidiaries have fulfilled and performed all of their obligations with respect to such Rights-of-Way; and (iv) neither the Company nor any of its Subsidiaries has received written notice of, and, to the knowledge of the Company, there does not exist, the occurrence of any ongoing event or circumstance that allows, or after the giving of notice or the passage of time, or both, would allow the limitation, revocation or termination of any Right-of-Way or would result in any impairment of the rights of the Company and its Subsidiaries in and to any such Rights-of-Way. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect or an SXL Material Adverse Effect, all pipelines operated by the Company and its Subsidiaries are subject to all Rights-of-Way that are necessary for the Company and its Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are currently used and operated, and there are no gaps (including any gap arising as a result of any breach by the Company or any of its Subsidiaries of the terms of any Rights-of-Way) in such Rights-of-Way that would prevent the Company and its Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are currently used and operated.

Section 3.18 Insurance. The Company and its Subsidiaries maintain insurance in such amounts and against such risks substantially as the Company believes to be customary for the industries in which it and its Subsidiaries operate. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received notice of any pending or, to the knowledge of the Company, threatened cancellation or premium increase (retroactive or otherwise) with respect to any such insurance policy, and each of its Subsidiaries is in compliance with all conditions contained therein.

Section 3.19 Opinion of Financial Advisor. The Board of Directors of the Company has received the opinion of Credit Suisse Securities (USA) LLC to the effect that, as of the date thereof and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the aggregate Merger Consideration to be received by the holders of Company Common Stock in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders. The Company shall, promptly following the execution of this Agreement by all parties, furnish an accurate and complete copy of said opinion to ETP solely for informational purposes.

Section 3.20 Material Contracts. (a) Except for this Agreement, the Company Benefit Plans and agreements filed as exhibits to the Company SEC Documents, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by:

(i) any "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) any Contract that (A) expressly imposes any material restriction on the right or ability of the Company or any of its Subsidiaries to compete with any other person or acquire or dispose of the securities of another person or (B) contains an exclusivity or "most favored nation" clause that restricts the business of the Company or any of its Subsidiaries in a material manner;

(iii) any mortgage, note, debenture, indenture, security agreement, guaranty, pledge or other agreement or instrument evidencing indebtedness for borrowed money or any guarantee of such indebtedness of the Company or any of its Subsidiaries in an amount in excess of $25 million;

(iv) any Contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties with a value, or requiring the payment of an annual amount by the Company and its Subsidiaries, in excess of $50 million;

(v) any joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such Contract solely between the Company and its Subsidiaries or among the Company's Subsidiaries;

(vi) any Contract expressly limiting or restricting the ability of the Company or any of its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be;

(vii) any acquisition Contract that contains "earn out" or other contingent payment obligations, or remaining indemnity or similar obligations, that could reasonably be expected to result in payments after the date hereof by the Company or any of its Subsidiaries in excess of $50 million; and

(viii) any material lease or sublease with respect to a Company Leased Real Property.

All contracts of the types referred to in clauses (i) through (viii) above are referred to herein as "Company Material Contracts." As used herein, "Contract" shall mean any agreement, contract, obligation, promise, understanding or undertaking (whether written or oral) that is legally binding.

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract, (ii) to the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract and (iii) each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, subject to the Remedies Exceptions.

Section 3.21 Finders or Brokers. Except for Credit Suisse Securities (USA) LLC, neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 3.22 State Takeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 4.21, the action of the Board of Directors of the Company in approving this Agreement and the Merger is sufficient to render inapplicable to this Agreement and the Merger the restrictions under Section 2555 of the PBCL on certain "business combinations" (as defined in Section 2554 of the PBCL).

Section 3.23 No Additional Representations.

(a) The Company acknowledges that neither the ETP Parties nor Merger Sub makes any representation or warranty as to any matter whatsoever except as expressly set forth in Article IV or in any certificate delivered by ETP or Merger Sub to the Company in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that neither the ETP Parties nor Merger Sub makes any representation or warranty with respect to (a) any projections, estimates or budgets delivered or made available to the Company (or any of their respective affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of ETP and its Subsidiaries or (b) the future business and operations of ETP and its Subsidiaries, and the Company has not relied on such information or any other representation or warranty not set forth in Article IV.

(b) The Company has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of ETP and its Subsidiaries and acknowledges that the Company has been provided access for such purposes. Except for the representations and warranties expressly set forth in Article IV or in any certificate delivered to the Company by ETP and Merger Sub in accordance with the terms hereof, in entering into this Agreement, the Company has relied solely upon its independent investigation and analysis of ETP and ETP's Subsidiaries, and the Company acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by ETP, its Subsidiaries, or any of their respective affiliates, stockholders, controlling persons or representatives that are not expressly set forth in Article IV or in any certificate delivered by ETP or Merger Sub to the Company, whether or not such representations, warranties or statements were made in writing or orally. The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV or in any certificate delivered by ETP or Merger Sub to the Company, (i) the ETP Parties do not make, or have not made, any representations or warranties relating to themselves or their businesses or otherwise in connection with the transactions contemplated hereby and the Company is not relying on any representation or warranty except for those expressly set forth in this Agreement, (ii) no person has been authorized by the ETP Parties to make any representation or warranty relating to themselves or their business or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by the Company as having been authorized by such party, and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to the Company or any of its representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in Article IV.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE ETP PARTIES AND MERGER SUB

Except as disclosed in the ETP SEC Documents (excluding any disclosures set forth in any such ETP SEC Document under the heading "Risk Factors" or in any section relating to forward-looking statements), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or in the disclosure schedule delivered by ETP to the Company immediately prior to the execution of this Agreement (the "ETP Disclosure Schedule") (each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent), ETP, Parent and Merger Sub represent and warrant to the Company as follows:

Section 4.1 Qualification, Organization, Subsidiaries, etc. (a) Each of Parent, ETP and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not have, individually or in the aggregate, an ETP Material Adverse Effect. Each of the ETP Parties and their Subsidiaries is qualified to do business and is in good standing as a foreign entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not have, individually or in the aggregate, an ETP Material Adverse Effect.

(b) As used in this Agreement, a "ETP Material Adverse Effect" means an event, change, effect, development or occurrence that has had, or is reasonably likely to have, a material adverse effect on the business, financial condition or continuing results of operations of ETP and its Subsidiaries, taken as a whole, other than any event, change, effect, development or occurrence: (i) disclosed in the ETP SEC Documents filed or furnished prior to the date of this Agreement (excluding any disclosure set forth in any risk factor section, or in any section relating to forward-looking statements) or as disclosed in the ETP Disclosure Schedule, (ii) in or generally affecting the economy, the financial or securities markets, or political, legislative or regulatory conditions, in each case in the United States or elsewhere in the world, so long as such event, change, effect, development or occurrence does not disproportionately affect ETP and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which ETP and its Subsidiaries operate, or (iii) resulting from or arising out of (A) any changes or developments in the industries in which ETP or any of its Subsidiaries conducts its business, (B) any changes or developments in prices for oil, natural gas or other commodities or for ETP's raw material inputs and end products, (C) the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (including the impact thereof on the relationships, contractual or otherwise, of ETP or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the Merger or any of the other transactions contemplated by this Agreement), (D) any taking of any action at the request of the Company, (E) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Entity, or market administrator, (F) any changes in GAAP or accounting standards or interpretations thereof, (G) earthquakes, any weather-related or other force majeure event or natural disasters or outbreak or escalation of hostilities or acts of war or terrorism, (H) any failure by ETP to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the exception in this clause (H) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, an ETP Material Adverse Effect so long as it is not otherwise excluded by this definition) or (I) any changes in the share price or trading volume of the Common Units or in ETP's credit rating (provided that the exception in this clause (I) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such change has resulted in, or contributed to, an ETP Material Adverse Effect so long as it is not otherwise excluded by this definition); except, in each case with respect to subclauses (A)-(B) and (E)-(G) of this clause (iii), to the extent disproportionately affecting ETP and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which ETP and its Subsidiaries operate.

(c) ETP has made available to the Company prior to the date of this Agreement a true and complete copy of (i) the Certificate of Limited Partnership of ETP (the "ETP Certificate of Limited Partnership"), and (ii) the Second Amended and Restated Agreement of Limited Partnership of ETP (as amended by Amendment No. 1 thereto, the "ETP Partnership Agreement" and together with the ETP Certificate of Limited Partnership, the "ETP Organizational Documents"), in each case, as amended through the date hereof, and promptly upon request, ETP will make available to the Company the certificate of incorporation, certificate of limited partnership, certificate of formation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents of each material Subsidiary of ETP.

Section 4.2 Equity Interests. (a) The authorized equity interests of ETP consist of Common Units, Class E Units representing limited partner interests in ETP ("Class E Units"), the Incentive Distribution Rights (as defined in the ETP Partnership Agreement, "ETP IDRs") and a general partner interest in ETP ("General Partner Interest"). As of April 27, 2012, the issued and outstanding limited partner interests and general partner interests of ETP consisted of (i) 8,853,832 Class E Units, (ii) 229,563,121 Common Units, (iii) the ETP IDRs and (iv) and a 1.5% General Partner Interest. As of April 27, 2012, 5,336,181 Common Units were issuable pursuant to employee and director equity plans of ETP (the "ETP Equity Plans"), of which amount 2,337,124 Common Units were subject to outstanding awards under the ETP Equity Plans. All outstanding equity securities of ETP are duly authorized, validly issued, fully paid (to the extent required by the ETP Partnership Agreement) and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act) and free of preemptive rights (except as set forth in the ETP Partnership Agreement).

(b) Except as set forth in Section 4.2(b) (and other than Common Units issuable pursuant to the terms of outstanding awards under the ETP Equity Plans), there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which ETP or any of its Subsidiaries is a party (i) obligating ETP or any of its Subsidiaries to (A) issue, transfer, exchange, sell or register for sale any Common Units, Class E Units or other equity interests of ETP or any Subsidiary of ETP or securities convertible into or exchangeable for such partnership units or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such partnership units or other equity interests, (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or (E) make any payment to any person the value of which is derived from or calculated based on the value of Common Units, Class E Units or other equity interests of ETP, or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by ETP or its Subsidiaries.

(c) Neither ETP nor any of its Subsidiaries has outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the unitholders of ETP on any matter.

(d) There are no voting trusts or other agreements or understandings to which ETP or any of its Subsidiaries is a party with respect to the voting or registration of equity securities of ETP or any of its Subsidiaries.

(e) As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by ETP or a direct or indirect wholly owned Subsidiary of ETP. Merger Sub has no outstanding option, warrant, right or any other agreement pursuant to which any person other than ETP may acquire any equity security of Merger Sub. Merger Sub has not conducted any business prior to the date hereof and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(f) When issued pursuant to the terms hereof, all outstanding Common Units constituting any part of the Merger Consideration will be duly authorized, validly issued, fully paid (to the extent required under the ETP Partnership Agreement) and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act) and free of preemptive rights (except as set forth in the ETP Partnership Agreement).

(g) ETP or a Subsidiary of ETP owns, directly or indirectly, all of the issued and outstanding equity interests of each Subsidiary of ETP, free and clear of any Liens other than ETP Permitted Liens, and all of such equity interests are duly authorized, validly issued, fully paid and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act or Sections 18-607 and 18-804 of the Delaware LLC Act) and free of preemptive rights. Except for equity interests in ETP's Subsidiaries, neither ETP nor any of its Subsidiaries owns, directly or indirectly, any equity interest in any person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any person), or has any obligation to acquire any such equity interest, security, right, agreement or commitment or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

(h) As used in this Agreement, "ETP Permitted Lien" means any Lien (i) for Taxes or governmental assessments, charges or claims of payment not yet delinquent, being contested in good faith or for which adequate accruals or reserves have been established, (ii) that is a carriers', warehousemen's, mechanics', materialmen's, repairmen's or other similar lien arising in the ordinary course of business, (iii) arising under conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (iv) not created by ETP or its Subsidiaries that affect the underlying fee interest of an ETP Leased Real Property, (v) that is disclosed on the most recent consolidated balance sheet of ETP included in the ETP SEC Documents or notes thereto or securing liabilities reflected on such balance sheet, (vi) arising under or pursuant to the ETP Organizational Documents or the organizational documents of any ETP Subsidiary, (vii) created pursuant to the agreements set forth on Section 4.2(h) of the ETP Disclosure Schedule, (viii) grants to others of Rights-of-Way, surface leases, crossing rights and amendments, modifications, and releases of Rights-of-Way, easements and surface leases in the ordinary course of business, (ix) with respect to Rights-of-Way, restrictions on the exercise of any of the rights under a granting instrument that are set forth therein or in another executed agreement, that is of public record or to which ETP or any of its Subsidiaries otherwise has access, between the parties thereto, (x) which an accurate up-to-date survey would show, (xi) resulting from any facts or circumstances relating to the Company or its affiliates, or (xii) that does not and would not reasonably be expected to materially impair the continued use of an ETP Owned Real Property or an ETP Leased Real Property as currently operated.

Section 4.3 Partnership / Corporate Authority Relative to this Agreement; No Violation. (a) Each of the ETP Parties and Merger Sub has the requisite partnership or corporate power and authority to enter into this Agreement and each other document to be entered into by the ETP Parties and Merger Sub in connection with the transactions contemplated hereby (together with this Agreement, the "ETP Transaction Documents"). (i) The execution and delivery of this Agreement and the other ETP Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by Parent, Parent GP, ETP, the Board of Directors of Parent GP, the Board of Directors of Merger Sub, and ETP, as the sole shareholder of Merger Sub; (ii) the execution and delivery of this Agreement and the Partnership Agreement Amendment (solely with respect to Section 1(c) of the Partnership Agreement Amendment) and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Board of Directors of LE GP, LLC on behalf of LE GP, LLC, in its capacity as the general partner of ETE (and, with respect to Section 1(c) of the Partnership Agreement Amendment, in ETE's capacity as the sole member of Parent GP, in its capacity as the general partner of Parent); and (iii) no other entity or equity-holder proceedings on the part of ETE, the ETP Parties, Merger Sub or their respective equity holders are necessary to authorize the consummation of the transactions contemplated hereby. Parent has approved the execution and delivery of this Agreement and the ETP Transaction Documents and the transactions contemplated hereby and thereby, including the Merger, the issuance of Common Units (the "Unit Issuance") in connection with the Merger and the Partnership Agreement Amendment. No vote of holders of securities of ETP, ETE or any ETP Party is required to approve the Merger, the Unit Issuance or the execution of the Partnership Agreement Amendment, and no vote of the holders of any class of ETP equity holders is necessary to approve this Agreement or the transactions contemplated hereby, including the Merger, the Unit Issuance and the execution of the Partnership Agreement Amendment, in each case, other than the approval of and action by Parent, and such approval of and action by Parent has been obtained. Each of the ETP Transaction Documents has been duly and validly executed and delivered by the ETP Parties and Merger Sub, as applicable, and, assuming each such ETP Transaction Document constitutes the legal, valid and binding agreement of the counterparty thereto, each of the ETP Transaction Documents constitutes the legal, valid and binding agreement of each of the ETP Parties and Merger Sub and is enforceable against the ETP Parties and Merger Sub in accordance with its terms.

(b) Other than in connection with or in compliance with (i) Subchapter 19C of the PBCL, (ii) the Exchange Act, and the rules promulgated thereunder, (iii) the Securities Act, and the rules promulgated thereunder, (iv) applicable state securities, takeover and "blue sky" laws, (v) the rules and regulations of the NYSE, (vi) the HSR Act and any antitrust, competition or similar laws outside of the United States, (vii) the FPA and (viii) the approvals set forth in Section 4.3(b) of the ETP Disclosure Schedule (collectively, the "ETP Approvals"), and, subject to the accuracy of the representations and warranties of the Company in Section 3.3(b), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by the ETP Parties or Merger Sub of the transactions contemplated by this Agreement, except for such authorizations, consents, orders, licenses, permits, approvals or filings that are not required to be obtained or made prior to consummation of such transactions or that, if not obtained or made, would not materially impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement or have, individually or in the aggregate, an ETP Material Adverse Effect.

(c) The execution and delivery by the ETP Parties and Merger Sub of this Agreement do not, and (assuming the ETP Approvals are obtained) the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of ETP or any of its Subsidiaries to own or use any assets required for the conduct their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon ETP or any of its Subsidiaries or result in the creation of any Liens other than Permitted Liens, in each case, upon any of the properties or assets of ETP or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or by-laws or other equivalent organizational document, in each case as amended or restated, of ETP or any of its Subsidiaries or (iii) conflict with or violate any applicable Laws, except in the case of clauses (i) and (iii) for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens as would not have, individually or in the aggregate, an ETP Material Adverse Effect.

Section 4.4 <u>Reports and Financial Statements</u>. (a) ETP and each of its Subsidiaries has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC since January 1, 2010 (all such documents and reports filed or furnished by ETP or any of its Subsidiaries, the "<u>ETP SEC Documents</u>"). As of their respective dates or, if amended, as of the date of the last such amendment, the ETP SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the ETP SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information set forth in the ETP SEC Documents as of a later date (but before the date of this Agreement) will be deemed to modify information as of an earlier date.

(b) The consolidated financial statements (including all related notes and schedules) of ETP included in the ETP SEC Documents fairly present in all material respects the consolidated financial position of ETP and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 4.5 <u>Internal Controls and Procedures</u>. ETP has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. ETP's disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by ETP in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the management of Parent as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. ETP's management has completed an assessment of the effectiveness of ETP's internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2011, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of Parent has disclosed to ETP's auditors and the audit committee of the Board of Directors of Parent GP (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect ETP's ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in ETP's internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to the Company prior to the date hereof.

Section 4.6 No Undisclosed Liabilities. Except (a) as reflected or reserved against in ETP's consolidated balance sheets as of the Balance Sheet Date (including the notes thereto) included in the ETP SEC Documents, (b) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated by this Agreement, (c) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business and (d) for liabilities and obligations that have been discharged or paid in full, neither ETP nor any Subsidiary of ETP has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of ETP and its consolidated Subsidiaries (including the notes thereto), other than those which would not have, individually or in the aggregate, an ETP Material Adverse Effect.

Section 4.7 Compliance with Law; Permits. (a) ETP and its Subsidiaries are in compliance with, and are not in default under or in violation of, any applicable Law, except where such non-compliance, default or violation would not have, individually or in the aggregate, an ETP Material Adverse Effect. Since January 1, 2010, neither ETP nor any of its Subsidiaries has received any written notice or, to ETP's knowledge, other communication from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, except as would not have, individually or in the aggregate, an ETP Material Adverse Effect.

(b) ETP and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Entities, and all rights under any ETP Material Contract with all Governmental Entities, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for ETP and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the "ETP Permits"), except where the failure to have any of the ETP Permits or to have filed such tariffs, reports, notices or other documents would not have, individually or in the aggregate, an ETP Material Adverse Effect. All ETP Permits are valid and in full force and effect and are not subject to any administrative or judicial proceeding that could result in modification, termination or revocation thereof, except where the failure to be in full force and effect or any modification, termination, or revocation thereof would not have, individually or in the aggregate, an ETP Material Adverse Effect. ETP is, and each of its Subsidiaries is, in compliance in all respects with the terms and requirements of such ETP Permits, except where the failure to be in compliance would not have, individually or in the aggregate, an ETP Material Adverse Effect.

Section 4.8 Environmental Laws and Regulations. Except as would not have, individually or in the aggregate, an ETP Material Adverse Effect: (i) there are no investigations, actions, suits or proceedings (whether administrative or judicial) pending, or to the knowledge of ETP, threatened against ETP or any of its Subsidiaries or any person or entity whose liability ETP or any of its Subsidiaries has retained or assumed either contractually or by operation of law, alleging non-compliance with or other liability under any Environmental Law and, to the knowledge of ETP, there are no existing facts or circumstances that would reasonably be expected to give rise to any such action, suit or proceeding, (ii) ETP and its Subsidiaries are, and except for matters that have been fully resolved with the applicable Governmental Entity, since January 1, 2009 have been, in compliance with all Environmental Laws, (iii) there has been no release of Hazardous Materials at any real property currently owned, leased or operated by ETP or any Subsidiary of ETP or, to the knowledge of ETP, formerly owned, leased or operated by ETP or any Subsidiary of ETP, (iv) ETP is not party to any order, judgment or decree that imposes any obligation under any Environmental Law, (v) there have been no ruptures or explosions in ETP's Systems resulting in claims for personal injury, loss of life or material property damage, except to the extent any claims related to such ruptures have been resolved and (vi) there are no defects, corrosion or other damage to any of ETP's Systems that would reasonably be expected to result in a pipeline integrity failure.

Section 4.9 Employee Benefit Plans. (a) Except as would not have, individually or in the aggregate, an ETP Material Adverse Effect, (i) each Benefit Plan sponsored, maintained, contributed to or required to be contributed to by ETP, any of its Subsidiaries, or any of their ERISA Affiliates, or under which ETP, any of its Subsidiaries or any of their ERISA Affiliates may have any liability (contingent or otherwise) (the "ETP Benefit Plans") has been maintained and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto, and (ii) all contributions required to be made under the terms of any ETP Benefit Plan have been timely made or, if not yet due, have been properly reflected in the ETP's financial statements in accordance with GAAP. Any ETP Benefit Plan intended to be qualified under Section 401(a) or 401(k) of the Code has received a favorable determination letter or equivalent opinion letter from the Internal Revenue Service.

(b) (i) Neither ETP, its Subsidiaries nor any of their ERISA Affiliates maintains, contributes to or is required to contribute to, or has in the past six years maintained, contributed to or been required to contribute to, any Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) none of the ETP Benefit Plans is a "multiple employer welfare arrangement" (as defined in Section 3(40) of ERISA), a "multiple employer plan" (as defined in Section 413(c) of the Code) or a "multiemployer plan" (as defined in Section 3(37) of ERISA), and (iii) neither ETP, its Subsidiaries nor any of their ERISA Affiliates has during the past six years maintained or contributed to, or been required to contribute to, or otherwise had any obligation or liability in connection with, such a multiple employer plan or multiemployer plan.

(c) All grants of ETP equity awards were validly made and properly approved by the Board of Directors of Parent GP (or a duly authorized committee or subcommittee thereof) in compliance in all material respects with all applicable Laws and the terms of the applicable ETP Equity Plan.

Section 4.10 Absence of Certain Changes or Events.

(a) From the Balance Sheet Date through the date of this Agreement, the businesses of ETP and its Subsidiaries have been conducted in all material respects in the ordinary course of business.

(b) From the Balance Sheet Date through the date of this Agreement, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, an ETP Material Adverse Effect.

(c) From the date of this Agreement, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, an ETP Material Adverse Effect.

Section 4.11 Investigations; Litigation. Except as would not, individually or in the aggregate, have an ETP Material Adverse Effect, (a) there is no investigation or review pending (or, to the knowledge of ETP, threatened) by any Governmental Entity with respect to ETP or any of its Subsidiaries, (b) there are no actions, suits, inquiries, investigations, proceedings, subpoenas, civil investigative demands or other requests for information relating to potential violations of law pending (or, to the knowledge of ETP, threatened) against or affecting ETP or any of its Subsidiaries, or any of their respective properties and (c) there are no orders, judgments or decrees of, or before, any Governmental Entity against ETP or any of its Subsidiaries.

Section 4.12 Information Supplied. None of the information provided in writing by ETP or its Subsidiaries specifically for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the Proxy Statement/Prospectus will, at the date it is first mailed to the Company's shareholders and at the time of the Shareholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement/Prospectus and the Form S-4 (solely with respect to the portion thereof based on information supplied by the Company for inclusion or incorporation by reference therein, with respect to which no representation is made by ETP or any of its Subsidiaries) will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act.

Notwithstanding the foregoing provisions of this Section 4.12, no representation or warranty is made by ETP with respect to information or statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus that were not specifically supplied in writing by or on behalf of ETP.

Section 4.13 <u>Regulatory Matters</u>.

(a) Except as would not, individually or in the aggregate, have an ETP Material Adverse Effect, (i) none of ETP and its Subsidiaries is subject to regulation as a common carrier under the ICA and (ii) none of ETP or its Subsidiaries is, or has been in the past three years a holding company or a public-utility company as defined in PUHCA.

(b) Except as would not, individually or in the aggregate, have an ETP Material Adverse Effect each of ETP's Subsidiaries and each Subsidiary of ETP in the past three years that is or was a public utility under the FPA engaged in the sale of electricity at wholesale and has been authorized by the FERC, pursuant to the FPA, to make such sales at market-based rates, and has been granted such waivers and blanket authorizations (including blanket authorization to issue securities and to assume liabilities under Section 204 of the FPA and 18 C.F.R. Pt. 34) as are customarily granted to entities with market-based rate authority. Except as would not, individually or in the aggregate, have an ETP Material Adverse Effect, to the knowledge of ETP, there are no facts that are reasonably likely to cause any such Subsidiary to lose or be ineligible for its market-based rate authorization or such customary waivers and blanket authorizations.

(c) Except as would not, individually or in the aggregate, have an ETP Material Adverse Effect, all filings required to be made by ETP or any of its Subsidiaries during the three years preceding the date hereof, with the FERC under the NGA, NGPA, the ICA, the FPA, the PUHCA, the Department of Energy, the FCC, or any applicable state public utility commission or department, as the case may be, have been made, including all forms, statements, reports, notices, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs and related documents, and all such filings complied, as of their respective dates, and, as amended or supplemented, with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder.

Section 4.14 <u>Tax Matters</u>. Except as would not have, individually or in the aggregate, an ETP Material Adverse Effect:

(a) ETP and its Subsidiaries (i) have duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to have been filed by or with respect to ETP or any of its Subsidiaries, and all such Tax Returns are true, correct and complete, (ii) have duly and timely paid all Taxes due and payable (whether or not shown on such Tax Returns), (iii) withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, unit holder or other third party, and (iv) have not received written notice of any deficiencies for any Tax from any taxing authority against ETP or any of its Subsidiaries, except, in each case, with respect to matters contested in good faith or for which adequate reserves, in accordance with GAAP, are reflected in the ETP SEC Documents. ETP and its Subsidiaries have adequate reserves, in accordance with GAAP, on the financial statements included in the ETP SEC Documents for Taxes payable by ETP and its Subsidiaries for all taxable periods and portions thereof through the date of the most recent quarterly or annual report included in the ETP SEC Documents. Since the date of the most recent quarterly or annual report included in the ETP SEC Documents, neither ETP nor any of its Subsidiaries have incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

(b) Neither ETP nor any of its Subsidiaries is the subject of any currently ongoing tax audit or other proceeding with respect to Taxes nor has any Tax audit or other proceeding with respect to Taxes been proposed against any of them in writing. As of the date of this Agreement, there are no pending requests for waivers of the time to assess any Tax. There are no currently effective waivers of any statute of limitations in respect of Taxes or extensions of time with respect to a Tax assessment or deficiency of ETP or any of its Subsidiaries. There are no Liens for Taxes on any of the assets of ETP or any of its Subsidiaries, other than any Lien for Taxes not yet delinquent, being contested in good faith or for which adequate accruals or reserves have been established, in accordance with GAAP, in the ETP SEC Documents. No claim has been made in writing in the past three years by a taxing authority of a jurisdiction where ETP or one of its Subsidiaries has not filed Tax Returns claiming that ETP or such Subsidiary is or may be subject to taxation by that jurisdiction.

(c) Neither ETP nor any of its Subsidiaries is obligated by any written contract or agreement to indemnify any other person (other than ETP and its Subsidiaries) with respect to Taxes (excluding customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes). Neither ETP nor any of its Subsidiaries is a party to or bound by any written Tax allocation, indemnification or sharing agreement (other than an agreement solely between or among ETP and/or its Subsidiaries and excluding customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes). Neither ETP nor any of its Subsidiaries is liable under Treasury Regulation Section 1.1502-6 (or any similar provision of the Tax Laws of any state, local or foreign jurisdiction) or as a transferee or successor for any Tax of any person other than ETP and its Subsidiaries.

(d) Neither ETP nor any of its Subsidiaries was a "distributing corporation" or "controlled corporation" in a transaction intended to qualify under Section 355 of the Code within the past two (2) years.

(e) Neither ETP nor any of its Subsidiaries has participated in any "listed transaction" within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(f) ETP has, at all times since its formation, been classified for U.S. federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation. ETP is not, for U.S. federal income tax purposes, a partnership that would be treated as an investment company (within the meaning of Section 351) if the partnership were incorporated.

Section 4.15 Employment and Labor Matters.

(a) Except, with respect to clauses (ii) – (v), for such matters as would not have, individually or in the aggregate, an ETP Material Adverse Effect, (i) neither ETP nor any of its Subsidiaries is a party to or bound by any material collective bargaining or similar agreement or work rules or practices with any labor union, labor organization or employee association applicable to employees of ETP or any of its Subsidiaries, (ii) there are no existing or, to the knowledge of ETP, threatened strikes or lockouts with respect to any employees of ETP or any of its Subsidiaries ("ETP Employees"), (iii) to the knowledge of ETP, there is no union organizing effort pending or threatened against ETP or any of its Subsidiaries, (iv) there is no unfair labor practice, labor dispute (other than, in each case, routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of ETP, threatened with respect to ETP Employees and (v) there is no slowdown or work stoppage in effect or, to the knowledge of ETP, threatened with respect to ETP Employees.

(b) Except for such matters that would not, individually or in the aggregate, have an ETP Material Adverse Effect, ETP and its Subsidiaries are, and have been, in compliance with all applicable Laws respecting (i) employment and employment practices, (ii) terms and conditions of employment and wages and hours, and (iii) unfair labor practices. Neither ETP nor any of its Subsidiaries has any material liabilities under the Worker Adjustment and Retraining Notification Act of 1998 as a result of any action taken by ETP (other than at the written direction of ETP or as a result of any of the transactions contemplated hereby).

Section 4.16 Real Property.

(a) Except as would not have, individually or in the aggregate, an ETP Material Adverse Effect, (i) either the ETP or a Subsidiary of ETP has good and valid title to each material real property (and each real property at which material operations of ETP or any of its Subsidiaries are conducted) owned by ETP or any Subsidiary other than ETP Real Property Leases and Rights-of-Way (such owned property collectively, the "ETP Owned

Real Property") and (ii) either ETP or a Subsidiary of ETP has a good and valid leasehold interest in each lease, sublease and other agreement under which ETP or any of its Subsidiaries uses or occupies or has the right to use or occupy any material real property (or real property at which material operations of ETP or any of its Subsidiaries are conducted) (any property subject to such lease, sublease or other agreement, the "ETP Leased Real Property," and such leases subleases and other agreements are, collectively, the "ETP Real Property Leases"), in each case, free and clear of all Liens other than any ETP Permitted Liens and Permitted Encumbrances. Except as would not have, individually or in the aggregate, an ETP Material Adverse Effect, (A) each ETP Real Property Lease is valid, binding and in full force and effect, subject to the Remedies Exceptions and (B) no uncured default of a material nature on the part of ETP or, if applicable, its Subsidiary or, to the knowledge of ETP, the landlord thereunder, exists under any ETP Real Property Lease, and no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a material breach or default under an ETP Real Property Lease.

(b) Except as would not have, individually or in the aggregate, an ETP Material Adverse Effect, (i) there are no leases, subleases, licenses, rights or other agreements affecting any portion of the ETP Owned Real Property or the ETP Leased Real Property that would reasonably be expected to adversely affect the existing use of such ETP Owned Real Property or the ETP Leased Real Property by ETP or its Subsidiaries in the operation of its business thereon, (ii) except for such arrangements solely among ETP and its Subsidiaries or among ETP's Subsidiaries, there are no outstanding options or rights of first refusal in favor of any other party to purchase any ETP Owned Real Property or any portion thereof or interest therein that would reasonably be expected to adversely affect the existing use of the ETP Owned Real Property by ETP in the operation of its business thereon, and (iii) neither ETP nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy a material portion of a ETP Owned Real Property or ETP Leased Real Property that would reasonably be expected to adversely affect the existing use of such ETP Owned Real Property or ETP Leased Real Property by ETP or its Subsidiaries in the operation of its business thereon.

(c) Except as would not, individually or in the aggregate, have an ETP Material Adverse Effect: (i) each of ETP and its Subsidiaries has such Rights-of-Way that are necessary for ETP and its Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are currently used and operated, and each such Right-of-Way is valid and free and clear of all Liens (other than ETP Permitted Liens); (ii) ETP and its Subsidiaries conduct their businesses in a manner that does not violate any of the Rights-of-Way; (iii) ETP and its Subsidiaries have fulfilled and performed all of their obligations with respect to such Rights-of-Way; and (iv) neither ETP nor its Subsidiaries have received written notice of, and to the knowledge of ETP there does not exist, the occurrence of any ongoing event or circumstance that allows, or after the giving of notice or the passage of time, or both, would allow the limitation, revocation or termination of any Right-of-Way or would result in any impairment of the rights of ETP and its Subsidiaries in and to any such Rights-of-Way. Except as would not, individually or in the aggregate, have an ETP Material Adverse Effect, all pipelines operated by ETP and its Subsidiaries are subject to Rights-of-Way that are necessary for ETP and its Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are currently used and operated, and there are no gaps (including any gap arising as a result of any breach by ETP or any of its Subsidiaries of the terms of any Rights-of-Way) in such Rights-of-Way that would prevent ETP and its Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are currently used and operated.

Section 4.17 Insurance. ETP and its Subsidiaries maintain insurance in such amounts and against such risks substantially as ETP believes to be customary for the industries in which it and its Subsidiaries operate. Except as would not have, individually or in the aggregate, an ETP Material Adverse Effect, neither ETP nor any of its Subsidiaries has received notice of any pending or, to the knowledge of ETP, threatened cancellation or premium increase (retroactive or otherwise) with respect to any such insurance policy, and each of its Subsidiaries is in compliance with all conditions contained therein.

Section 4.18 Opinion of Financial Advisor. The Board of Directors of Parent GP has received the opinion of Wells Fargo Securities, LLC to the effect that, as of the date thereof and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Merger Consideration is fair, from a financial point of view, to ETP.

Section 4.19 <u>Material Contracts</u>. (a) Except for this Agreement, ETP's Benefit Plans and agreements filed as exhibits to ETP SEC Documents, as of the date of this Agreement, neither ETP nor any of its Subsidiaries is a party to or bound by:

(i) any "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) any Contract that (A) expressly imposes any material restriction on the right or ability of ETP or any of its Subsidiaries to compete with any other person or acquire or dispose of the securities of another person or (B) contains an exclusivity or "most favored nation" clause that restricts the business of ETP or any of its Subsidiaries in a material manner;

(iii) any mortgage, note, debenture, indenture, security agreement, guaranty, pledge or other agreement or instrument evidencing indebtedness for borrowed money or any guarantee of such indebtedness of the ETP or any of its Subsidiaries in an amount in excess of $50 million;

(iv) any Contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties with a value, or requiring the payment of an annual amount by ETP and its Subsidiaries, in excess of $50 million;

(v) any joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such Contract solely between ETP and its Subsidiaries or among ETP's Subsidiaries;

(vi) any Contract expressly limiting or restricting the ability of the Company or any of its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be;

(vii) any acquisition Contract that contains "earn out" or other contingent payment obligations, or remaining indemnity or similar obligations, that could reasonably be expected to result in payments after the date hereof by ETP or any of its Subsidiaries in excess of $50 million; and

(viii) any material lease or sublease with respect to an ETP Leased Real Property.

All contracts of the types referred to in clauses (i) through (viii) above are referred to herein as "<u>ETP Material Contracts</u>."

(b) Except as would not have, individually or in the aggregate, an ETP Material Adverse Effect, (i) neither ETP nor any Subsidiary of ETP is in breach of or default under the terms of any ETP Material Contract, (ii) to the knowledge of ETP, no other party to any ETP Material Contract is in breach of or default under the terms of any ETP Material Contract and (iii) each ETP Material Contract is a valid and binding obligation of ETP or the Subsidiary of ETP which is party thereto and, to the knowledge of ETP, of each other party thereto, and is in full force and effect, subject to the Remedies Exceptions.

Section 4.20 <u>Finders or Brokers</u>. Except for Wells Fargo Securities, LLC , neither the ETP Parties nor any of ETP's Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 4.21 <u>Lack of Ownership of Company Common Stock</u>. Neither ETP nor any of its Subsidiaries nor any "affiliate" or "associate" of ETP or any of its Subsidiaries (as such terms are defined in Section 2552 of the PBCL) beneficially owns (or has beneficially owned in the past five years) directly or indirectly, any Shares or other securities convertible into, exchangeable for or exercisable for Shares or any securities of any Subsidiary of the Company (including for purposes of Subchapter 25F of the PBCL), and neither ETP nor any of its Subsidiaries has any rights to acquire any Shares except pursuant to this Agreement.

Section 4.22 <u>Financing</u>. Assuming the satisfaction of the closing conditions set forth in Section 6.3, the accuracy of the representations and warranties set forth in Section 3.2 and that the Company shall have $1.7 billion of cash to contribute to ETP pursuant to clause (3) of the definition of "Additional Transactions," then, as of the Closing, ETP will have, immediately available to it cash and funds to consummate the Merger and the other transactions contemplated hereby and required for the satisfaction of all of ETP's and Merger Sub's payment obligations under this Agreement, including the payment of the full Merger Consideration and the consideration in respect of the Company Stock Awards and other equity-based awards under Section 5.6 and to fund any required refinancings or repayments of any existing indebtedness of ETP, the Company or any of its Subsidiaries that may be required as a result of the Merger and to pay all related fees and expenses of ETP and its Subsidiaries.

Section 4.23 <u>No Additional Representations</u>.

(a) The ETP Parties and Merger Sub acknowledge that the Company does not make any representation or warranty as to any matter whatsoever except as expressly set forth in Article III or in any certificate delivered by the Company to the ETP Parties or Merger Sub in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that the Company makes no representation or warranty with respect to (a) any projections, estimates or budgets delivered or made available to the ETP Parties or Merger Sub (or any of their respective affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and its Subsidiaries or (b) the future business and operations of the Company and its Subsidiaries, and neither the ETP Parties nor Merger Sub has relied on such information or any other representations or warranties not set forth in Article III.

(b) The ETP Parties and Merger Sub have conducted their own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries and acknowledge that ETP and Merger Sub have been provided access for such purposes. Except for the representations and warranties expressly set forth in Article III or in any certificate delivered to the ETP Parties and Merger Sub by the Company in accordance with the terms hereof, in entering into this Agreement, each of the ETP Parties and Merger Sub have relied solely upon its independent investigation and analysis of the Company and the Company's Subsidiaries, and the ETP Parties and Merger Sub acknowledge and agree that they have not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by the Company, its Subsidiaries, or any of their respective affiliates, stockholders, controlling persons or representatives that are not expressly set forth in Article III or in any certificate delivered by ETP to the Company, whether or not such representations, warranties or statements were made in writing or orally. The ETP Parties and Merger Sub acknowledge and agree that, except for the representations and warranties expressly set forth in Article III or in any certificate delivered by the Company to the ETP Parties or Merger Sub, (i) the Company does not make, or has not made, any representations or warranties relating to itself or its business or otherwise in connection with the transactions contemplated hereby and the ETP Parties and Merger Sub are not relying on any representation or warranty except for those expressly set forth in this Agreement, (ii) no person has been authorized by the Company to make any representation or warranty relating to itself or its business or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by the ETP Parties or Merger Sub as having been authorized by the Company, and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to the ETP Parties or Merger Sub or any of their representatives are not and shall not be deemed to be or include representations or warranties of the Company unless any such materials or information is the subject of any express representation or warranty set forth in Article III.

ARTICLE V.

COVENANTS AND AGREEMENTS

Section 5.1 <u>Conduct of Business by the Company</u>. (a) From and after the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 7.1 (the "<u>Termination Date</u>"), and except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company or any of its Subsidiaries, (ii) as may be agreed in writing by ETP (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be contemplated or required by this Agreement, (iv) pursuant to the Company Restructuring Transactions (<u>provided</u> that the Company shall keep ETP reasonably informed as to the status of the Company Restructuring Transactions) or the Additional Transactions or (v) as set forth in Section 5.1(a) of the Company Disclosure Schedule, the Company covenants and agrees that the business of the Company and its Subsidiaries shall be conducted in the ordinary course of business, and shall use commercially reasonable efforts to preserve intact their present lines of business, maintain their rights, franchises and Company Permits and preserve their relationships with customers and suppliers; <u>provided</u>, <u>however</u>, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b) The Company agrees with ETP, on behalf of itself and its Subsidiaries, that from the date hereof and prior to the earlier of the Effective Time and the Termination Date, except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company or any of its Subsidiaries, (ii) as may be consented to by ETP (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be contemplated or required by this Agreement, (iv) pursuant to the Company Restructuring Transactions (<u>provided</u> that the Company shall keep ETP reasonably informed as to the status of the Company Restructuring Transactions) or the Additional Transactions or (v) as set forth in Section 5.1(b) of the Company Disclosure Schedule, the Company:

(A) shall not adopt any amendments to its articles of incorporation or by-laws or similar applicable charter documents, and shall not permit any of its Subsidiaries to adopt any amendments to its articles of incorporation or by-laws or similar applicable charter documents;

(B) shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction;

(C) except in the ordinary course of business, shall not, and shall not permit any of its Subsidiaries that is not wholly owned by the Company or wholly owned Subsidiaries of any such Subsidiaries to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except (1) dividends or distributions by any Subsidiaries only to the Company or to any Subsidiary of the Company in the ordinary course of business, (2) dividends or distributions required under the applicable organizational documents of such entity in effect on the date of this Agreement; <u>provided</u>, <u>however</u>, that SXL shall not pay any distributions other than regular quarterly distributions with customary record and payment dates on the SXL Common Units, and such distributions shall not exceed $0.42 per unit per quarter, as such distributions may be adjusted as described in Section 5.1(b) of the Company Disclosure Schedule, (3) regular quarterly cash dividends with customary record and payment dates on the shares of the Company Common Stock not in excess of $0.20 per share per quarter and (4) regular quarterly cash distributions with customary record and payment dates on the SXL IDRs as required by the SXL Partnership Agreement;

(D) shall not, and shall not permit any of its material Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the Merger and other than any mergers, consolidations, restructurings or reorganizations solely among the Company and its Subsidiaries or among the Company's Subsidiaries;

(E) shall not, and shall not permit any of its Subsidiaries to, make any acquisition of any other person or business or make any loans, advances or capital contributions to, or investments in, any other person with a value in excess of $25 million in the aggregate, except (1) as contemplated by the Company's fiscal 2012 budget and capital expenditure plan, previously provided to ETP (the "Company 2012 Budget") (whether or not such acquisition, loan, advance, capital contribution or investment is made during the 2012 fiscal year) or (2) as made in connection with any transaction among the Company and its wholly owned Subsidiaries or among the Company's wholly owned Subsidiaries; provided, however, that the Company shall not, and shall not permit any of its Subsidiaries to, make any acquisition of any other person or business or make loans, advances or capital contributions to, or investments in, any other person that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger;

(F) shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, transfer, exchange or swap, or otherwise dispose of any properties or non-cash assets with a value in excess of $25 million in the aggregate, except (1) sales, transfers and dispositions of obsolete or worthless equipment, (2) sales, transfers and dispositions of inventory, commodities and produced hydrocarbons, crude oil and refined products in the ordinary course of business, (3) sales, leases, transfers or other dispositions made in connection with any transaction among the Company and its wholly owned Subsidiaries or among the Company's wholly owned Subsidiaries or (4) sales, transfers and dispositions in the ordinary course of business pursuant to the Company's Retail Portfolio Management (RPM) Program;

(G) shall not, and shall not permit any of its Subsidiaries to, authorize any capital expenditures in excess of $50 million in the aggregate, except for (1) expenditures contemplated by the Company 2012 Budget (whether or not such capital expenditure is made during the 2012 fiscal year), (2) expenditures contemplated by the Company's fiscal 2013 budget and capital expenditures plan, which shall not be greater than the expenditures contemplated by the Company 2012 Budget plus 10%, excluding extraordinary items contained in the Company 2012 Budget, or (3) expenditures made in response to any emergency, whether caused by war, terrorism, weather events, public health events, outages or otherwise;

(H) except as required by any Company Benefit Plan as in effect on the date of this Agreement (or as modified in compliance with this Agreement), shall not, and shall not permit any of its Subsidiaries to, (1) increase the compensation or other benefits payable or provided to the Company's directors, officers, employees or other service providers, other than customary increases in the ordinary course of business consistent with past practice, (2) enter into or amend any employment, change of control, severance or retention agreement with any director, officer or key employee of the Company, except (x) for agreements entered into with any newly hired employees who are not officers or (y) for severance agreements entered into with employees who are not officers in connection with terminations of employment, in each case, in the ordinary course of business consistent with past practice, (3) establish, adopt, enter into, terminate or amend any plan, policy, program or arrangement for the benefit of any current or former directors, officers or employees of the Company (or any of its Subsidiaries other than Sunoco Partners LLC) or any of their beneficiaries, except as permitted pursuant to clause (2) above or in the ordinary course of business consistent with past practice as would not result in a material increase in cost to the Company; provided, however, that the foregoing exception shall not apply to any equity based plan, policy, program or arrangement (or award under any of the foregoing), (4) establish, adopt, enter into or amend any employee benefit plan, policy, program or arrangement that would result in additional payments, funding or vesting in connection with the transactions contemplated by this Agreement, except as permitted pursuant to clause (2) above or subclause (J)(3) below, (5) enter into, terminate or amend any material collective bargaining agreements, (6) make any change in the key management structure of the Company or any of its material Subsidiaries, including the hiring of additional officers or the termination of existing officers, or (7) enter into or make any loans or advances to any of its officers, directors, employees, agents, or consultants (other than loans or advances for travel or reasonable business expenses);

(I) shall not, and shall not permit any of its Subsidiaries to, materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, SEC rule or policy or applicable Law;

(J) shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in the Company or any of its Subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing Company Benefit Plans (except as otherwise provided by the terms of this Agreement or the express terms of any unexercisable or unexercised options or warrants outstanding on the date hereof), other than (1) issuances of shares of Company Common Stock or common units in SXL in respect of the exercise or settlement of any Company Equity Awards or phantom units in SXL outstanding on the date hereof or as may be granted after the date hereof as permitted under this Section 5.1(b), (2) the sale of shares of Company Common Stock pursuant to the exercise of Company Options if necessary to effectuate an option direction upon exercise or for withholding of Taxes, (3) the grant by SXL or Sunoco Partners LLC of SXL equity compensation awards to individuals performing services solely with respect to Sunoco Partners LLC, SXL or any of their Subsidiaries at times, in amounts, on terms and conditions and otherwise in the ordinary course of business consistent with past practice, or (4) for transactions among the Company and its wholly owned Subsidiaries or among the Company's wholly owned Subsidiaries;

(K) shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares of the capital stock of any of them or any rights, warrants or options to acquire any such shares, except for transactions among the Company and its Subsidiaries or among the Company's Subsidiaries;

(L) shall not, and shall not permit any of its Subsidiaries to, incur, assume, guarantee or otherwise become liable for any indebtedness for borrowed money or any guarantee of such indebtedness, except (1) for any indebtedness incurred in the ordinary course of business, (2) for any indebtedness among the Company and its wholly owned Subsidiaries or among the Company's wholly owned Subsidiaries, (3) for any indebtedness incurred to replace, renew, extend, refinance or refund any existing indebtedness on substantially the same or more favorable terms to the Company than such existing indebtedness, (4) for any guarantees by the Company of indebtedness of Subsidiaries of the Company or guarantees by the Company's Subsidiaries of indebtedness of the Company or any Subsidiary of the Company, which indebtedness is incurred in compliance with this Section 5.1(b) and 5) with respect to any indebtedness not in accordance with clauses (1) through (4), for any indebtedness not to exceed $25 million in aggregate principal amount outstanding at the time incurred by the Company or any of its Subsidiaries; provided, however, that in the case of each of clauses (1) through (5) such indebtedness does not impose or result in any additional restrictions or limitations that would be material to the Company and its Subsidiaries, or, following the Closing, ETP and its Subsidiaries, other than any obligation to make payments on such indebtedness and other than any restrictions or limitations to which the Company or any Subsidiary is currently subject under the terms of any indebtedness outstanding as of the date hereof;

(M) other than in the ordinary course of business, shall not, and shall not permit any of its Subsidiaries to, modify, amend or terminate, or waive any rights under any Company Material Contract or under any Company Permit, in a manner or with an effect that is materially adverse to the Company and its Subsidiaries, taken as a whole;

(N) shall not, and shall not permit any of its Subsidiaries to, waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises (1) equal to or lesser than the amounts reserved with respect thereto on the balance sheet as of the Balance Sheet Date included in the Company SEC Documents or (2) that do not exceed $50 million in the aggregate;

(O) shall not make, revoke or amend any material Tax election, enter into any closing agreement, settlement or compromise of any claim or assessment with respect to any material Tax liability, amend any material Tax Return, or surrender a claim for a material refund of Taxes, except, in each case, if such actions would not increase the Tax liability of the Company and its Subsidiaries by a material amount;

(P) take any action or fail to take any action that would reasonably be expected to cause SXL to be treated, for U.S. federal income tax purposes, as a corporation;

(Q) except as otherwise permitted by this Agreement or for transactions between the Company and its Subsidiaries or among the Company's Subsidiaries, shall not, and shall not permit any of its Subsidiaries, to prepay, redeem, repurchase, defease, cancel or otherwise acquire any indebtedness or guarantees thereof of the Company or any Subsidiary, other than (1) at stated maturity and (2) any required amortization payments and mandatory prepayments (including mandatory prepayments arising from any change of control put rights to which holders of such indebtedness or guarantees thereof may be entitled), in each case in accordance with the terms of the instrument governing such indebtedness as in effect on the date hereof;

(R) shall not, and shall not permit any of its Subsidiaries to, establish any "captive" insurance company;

(S) shall not, and shall not permit any of its Subsidiaries to, (1) sell any of their respective receivables under or borrow under the SUN Receivables Facility, other than for letters of credit issued pursuant thereto that exist as of the date of this Agreement, which letters of credit shall not be extended or renewed, (2) amend the SUN Receivables Facility in order to extend it beyond its current termination date of July 17, 2012 or (3) incur any indebtedness for borrowed money under the SUN Credit Facility (it being understood that the Company and its Subsidiaries shall be permitted to issue letters of credit under the SUN Credit Facility in connection with the purchase, sale or transfer of inventory, commodities and hydrocarbons, crude oil and refined products); and

(T) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to clauses (A) through (S) of this Section 5.1(b).

(c) Notwithstanding anything to the contrary, with respect to SXL and its Subsidiaries, the Company's obligations under this Section 5.1 to take an action or not to take an action shall only apply to the extent permitted by the organizational documents and governance arrangements of SXL and its Subsidiaries and to the extent permitted by the Company's or its Subsidiaries' duties (fiduciary or otherwise) to SXL or any of its equity holders.

Section 5.2 Conduct of Business by the ETP Parties. (a) From and after the date hereof until the earlier of the Effective Time and the Termination Date, and except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to ETP or any of its Subsidiaries, (ii) as may be agreed in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be contemplated or required by this Agreement or (iv) as set forth in Section 5.2(a) of the ETP Disclosure Schedule, each of the ETP Parties covenants and agrees with the Company that the business of ETP and its Subsidiaries shall be conducted, and that such entities shall not take any action except in the ordinary course of business, and shall use their commercially reasonable efforts to preserve intact their present lines of business, maintain their rights, franchises and ETP Permits and preserve their relationships with customers and suppliers; provided, however, that no action by the ETP Parties or their Subsidiaries with respect to matters specifically addressed by any provision of Section 5.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b) Each of the ETP Parties agrees with the Company, on behalf of itself and its Subsidiaries, that from the date hereof and prior to the earlier of the Effective Time and the Termination Date, except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to ETP or any of its Subsidiaries, (ii) as may be consented to by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be contemplated or required by this Agreement or (iv) as set forth in Section 5.2(b) of the ETP Disclosure Schedule, ETP, Parent and, solely for purposes of subclause (E), ETE:

(A) shall not adopt any amendments to the ETP Organizational Documents or the organizational documents and governance arrangements of Parent;

(B) shall not, and shall not permit any of their Subsidiaries to, split, combine or reclassify any of their equity interests or other ownership interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or equity interests, except for any such transaction by a wholly owned Subsidiary of ETP which remains a wholly owned Subsidiary after consummation of such transaction;

(C) except in the ordinary course of business, shall not, and shall not permit any of its Subsidiaries that is not wholly owned by ETP or wholly owned Subsidiaries of any such Subsidiaries to, authorize or pay any dividends on or make any distribution with respect to its outstanding equity securities (whether in cash, assets, partnership units, stock or other securities of ETP or its Subsidiaries), except (1) dividends or distributions by any Subsidiaries only to ETP or any Subsidiary of ETP in the ordinary course of business, (2) dividends or distributions required under the applicable organizational documents of such entity in effect on the date of this Agreement, (3) regular quarterly cash distributions with customary record and payment dates on the Common Units not in excess of $0.89375 per Common Unit per quarter, as such distributions may be adjusted as described in Section 5.2(b) of the ETP Disclosure Schedule, and (4) regular quarterly cash distributions with customary record and payment dates on the IDRs as required by the ETP Partnership Agreement;

(D) shall not, and shall not permit any of its material Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the Merger and other than any mergers, consolidations, restructurings or reorganizations solely among ETP and its Subsidiaries or among ETP's Subsidiaries;

(E) shall not, and shall not permit any of its Subsidiaries to, make any acquisition of any other person or business or make loans, advances or capital contributions to, or investments in, any other person that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger;

(F) shall not issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any equity interest or other ownership interest in ETP or any securities convertible into or exchangeable for any such equity interest or other ownership interest, or any rights, warrants or options to acquire any such equity interest, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing ETP Benefit Plans (except as otherwise provided by the terms of this Agreement or the express terms of any unexercisable or unexercised options or warrants outstanding on the date hereof), other than (1) issuances of Common Units in respect of any exercise of ETP Equity Awards and settlement of any ETP Equity Awards outstanding on the date hereof or as may be granted after the date hereof as permitted under this Section 5.2(b), (2) the sale of Common Units pursuant to the exercise of options to purchase ETP Common Units if necessary to effectuate an option direction upon exercise or for withholding of Taxes, (3) the grant of equity compensation awards under the ETP Equity Plans, or (4) for transactions among ETP and its Subsidiaries or among the ETP's Subsidiaries;

(G) shall not directly or indirectly, purchase, redeem or otherwise acquire any equity securities of ETP or Parent or any rights, warrants or options to acquire any such equity securities, except for transactions among ETP and its Subsidiaries or among ETP's Subsidiaries;

(H) take any action or fail to take any action that would reasonably be expected to cause ETP to be treated, for U.S. federal income tax purposes, (1) as a corporation or (2) as a partnership that would be treated as an investment company (within the meaning of Section 351) if the partnership were incorporated; and

(I) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to clauses (A) through (H) of this Section 5.2(b).

Section 5.3 Mutual Access. (a) For purposes of furthering the transactions contemplated hereby, each of the Company and ETP shall afford the other party and (i) the officers and employees and (ii) the accountants, consultants, legal counsel, financial advisors, financing sources and agents and other representatives (such persons described in this clause (ii), collectively, "Representatives") of such other party reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time and the Termination Date, to its and its Subsidiaries' personnel and properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws and with such additional accounting, financing, operating, environmental and other data and information regarding the Company and its Subsidiaries, as ETP may reasonably request, and ETP and its Subsidiaries, as the Company may reasonably request, as the case may be, including any such information related to the qualification under Sections 332, 368(a)(1)(D) and 355 of the Code (and other applicable provisions of the Code) of the distribution by the Company of its shares of SunCoke Energy, Inc. to the Company's shareholders on January 17, 2012 and any transactions taken in connection therewith. Notwithstanding the foregoing, neither the Company nor ETP shall be required to afford such access if it would unreasonably disrupt the operations of such party or any of its Subsidiaries, would cause a violation of any agreement to which such party or any of its Subsidiaries is a party, would cause a risk of a loss of privilege to such party or any of its Subsidiaries or would constitute a violation of any applicable Law. Neither the Company nor ETP, nor any of their respective officers, employees or Representatives, shall be permitted to perform any onsite procedures (including an onsite study) with respect to any property of the other party or any of the other party's Subsidiaries without the other party's prior written consent.

(b) The parties hereto hereby agree that all information provided to them or their respective officers, directors, employees or Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be governed in accordance with the confidentiality agreement, dated as of March 5, 2012, between the Company and ETP (the "Confidentiality Agreement").

Section 5.4 Non-Solicitation by the Company. (a) Except as permitted by this Section 5.4 or pursuant to the Additional Transactions, from the date hereof and prior to the earlier of the Effective Time and the Termination Date, the Company shall not, and the Company shall cause its Subsidiaries and its and their respective directors, officers, employees and use its reasonable best efforts to cause its and their Representatives not to, directly or indirectly: (i) solicit, initiate, seek or knowingly encourage, induce or facilitate any inquiries regarding or the making or submission of any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) furnish any non-public information regarding the Company or any of its Subsidiaries or afford access to the business, properties, books or records of the Company or any of its Subsidiaries, to any person (other than any ETP Party, Merger Sub or their respective directors, officers, employees, affiliates or Representatives) in connection with or in response to an Acquisition Proposal or any inquiries regarding an Acquisition Proposal, (iii) engage or participate in any discussions or negotiations with a person (other than any ETP Party, Merger Sub or their respective directors, officers, employees, affiliates or Representatives) with respect to an Acquisition Proposal, (iv) approve, endorse or recommend (or publicly propose to approve, endorse or recommend) any Acquisition Proposal, (v) enter into any letter of intent, term sheet, memorandum of understanding, merger agreement, acquisition agreement, exchange agreement or any other agreement providing for any Acquisition Transaction or requiring the Company to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement, (vi) unless the Board of Directors concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to constitute a breach by the Board of Directors of its fiduciary duties under applicable Law, (x) amend or grant any waiver, release or modification under, or fail to enforce, any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries or (y) take any action to make the provisions of Subchapters F, G and H of Chapter 25 of the PBCL inapplicable to any Acquisition Proposal or Acquisition Transaction or (vii) resolve or agree to do any of the foregoing. Notwithstanding the first sentence of this Section 5.4, prior to obtaining the Company Shareholder Approval, the Company, or the Board of Directors of the Company, directly or indirectly through any officer, employee or Representative, may (x) furnish non-public information regarding the Company or any of its Subsidiaries to, and afford access to the business, properties, books or records of the Company and any of its Subsidiaries to, any person and (y) engage and participate in discussions and negotiations with any person, in each case in response to an unsolicited, written and bona fide Acquisition Proposal if the Board of Directors of the Company, prior to taking any such particular action, concludes in good faith, after consultation with its financial advisors and outside legal counsel, constitutes or could reasonably be expected to result in a Superior Offer if (1) such Acquisition Proposal was received after the date of this Agreement and did not result from a material breach of this Section 5.4, (2) the Company provides to ETP the notice required by Section 5.4(b) with respect to such Acquisition Proposal, and (3) the Company furnishes any non-public information provided to the maker of the Acquisition Proposal only pursuant to a confidentiality agreement between the Company and such person with provisions that are not less restrictive to such person than the provisions of the Confidentiality Agreement, a copy of which shall be promptly provided to ETP (it being agreed that such confidentiality agreement between the Company and such person shall permit such person to make any Acquisition Proposal to the Board of Directors of the Company), and to the extent non-public information that has not been made available to ETP is made available to the maker of the Acquisition Proposal, provide or make available such non-public information to ETP substantially concurrent with the time that it is provided to such other person. Nothing in this Section 5.4 shall prohibit the Company, or the Board of Directors, directly or indirectly through any officer, employee or Representative, from (1) informing any person that the Company is party to this Agreement and informing such person of the restrictions that are set forth in Section 5.4, or (2) disclosing factual information regarding the business, financial condition or results of operations of the Company or the fact that an Acquisition Proposal has been made, the identity of the party making such proposal or the material terms of such proposal in the Proxy Statement/Prospectus or otherwise; provided that, in the case of this clause (2), (x) the Company shall in good faith determine that such information, facts, identity or terms is required to be disclosed under applicable Law or that failure to make such disclosure is reasonably likely to constitute a breach of its fiduciary duties under applicable Law, and (y) the Company complies with the obligations set forth in the proviso in Section 5.4(h). So long as the Company and its Representatives have otherwise complied with this Section 5.4, none of the foregoing shall prohibit the Company and its Representatives from contacting any persons or group of persons who has made an Acquisition Proposal after the date of this Agreement solely to request the clarification of the terms and conditions thereof so as to determine whether the Acquisition Proposal is, or could reasonably be expected to result in, a Superior Offer, and any such actions shall not be a breach of this Section 5.4.

(b) The Company shall promptly, and in no event later than twenty-four (24) hours after its or any of its Representatives' receipt of any Acquisition Proposal or any inquiry or request for discussions or negotiations regarding an Acquisition Transaction or non-public information relating to the Company or any of its Subsidiaries in connection with an Acquisition Proposal, advise ETP (orally and in writing) of such Acquisition Proposal, inquiry or request (including providing the identity of the person making or submitting such Acquisition Proposal, inquiry or request, and, (x) if it is in writing, a copy of such Acquisition Proposal, inquiry or request and any related draft agreements and (y) if oral, a reasonably detailed summary thereof), in each case including any modifications thereto. The Company shall keep ETP informed in all material respects on a prompt basis with respect to any change to the material terms of any such Acquisition Proposal (and in no event later than twenty-four (24) hours following any such change).

(c) Immediately following the execution of this Agreement, the Company shall, shall cause its Subsidiaries and their respective officers, directors, employees and shall use its reasonable best efforts to cause its and their Representatives to, immediately cease and terminate any discussions existing as of the date of this Agreement between the Company or any of its Subsidiaries or any of their respective officers, directors, employees or Representatives and any person (other than ETE, Parent, ETP, Merger Sub or any of their respective officers, directors, employees or Representatives) that relate to any Acquisition Proposal.

(d) Except as otherwise provided in Section 5.4(e) and Section 5.4(f), neither the Board of Directors of the Company nor any committee thereof may (i) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Company Recommendation in a manner adverse to ETP, or (ii) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal (any action described in this Section 5.4(d), a "Change of Recommendation").

(e) Notwithstanding anything in this Agreement to the contrary, with respect to an Acquisition Proposal, the Board of Directors of the Company may at any time prior to receipt of the Company Shareholder Approval, make a Change of Recommendation and/or terminate this Agreement pursuant to Section 7.1(h), if (and only if): (i) (A) a written Acquisition Proposal (that did not result from a material breach of Section 5.4(a)) is made by a third party after the date hereof, and such Acquisition Proposal is not withdrawn, (B) the Company's Board of Directors determines in good faith after consultation with its financial advisors and outside legal counsel that such Acquisition Proposal constitutes a Superior Offer and (C) following consultation with outside legal counsel, the Board of Directors of the Company determines that the failure to make a Change of Recommendation or terminate this Agreement pursuant to Section 7.1(h) would be reasonably likely to constitute a breach by the Board of Directors of its fiduciary duties under applicable Law; and (ii) (A) the Company provides ETP seventy-two (72) hour's prior written notice of its intention to take such action, which notice shall include the information with respect to such Superior Offer that is specified in Section 5.4(b), (B) after providing such notice and prior to making such Change of Recommendation in connection with a Superior Offer or taking any action pursuant to Section 7.1(h) with respect to a Superior Offer, the Company shall negotiate in good faith with ETP during such seventy-two (72) hour period (to the extent that ETP desires to negotiate) to make such revisions to the terms of this Agreement, such that the Acquisition Proposal ceases to constitute a Superior Offer, and (C) the Board of Directors of the Company shall have considered in good faith any changes to this Agreement offered in writing by ETP, and following such seventy-two (72) hour period, shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that the Acquisition Proposal would continue to constitute a Superior Offer if such changes offered in writing by ETP were to be given effect; provided that, in the event that the Acquisition Proposal is thereafter modified by the party making such Acquisition Proposal, the Company shall provide written notice of such modified Acquisition Proposal and shall again comply with this Section 5.4(e).

(f) Other than in connection with a Superior Offer (which shall be subject to Section 5.4(e) and shall not be subject to this Section 5.4(f)), nothing in this Agreement shall prohibit or restrict the Board of Directors of the Company from making a Change of Recommendation in response to an Intervening Event to the extent that (i) the Board determines in good faith, after consultation with the Company's outside legal counsel, that the failure of the Board of Directors of the Company to effect a Change of Recommendation would be reasonably likely to constitute a breach of its fiduciary duties under applicable Law, and (ii) (A) the Company provides ETP seventy-two (72) hour's prior written notice of its intention to take such action, which notice shall specify the reasons therefor, (B) after providing such notice and prior to making such Change of Recommendation, the Company shall negotiate in good faith with ETP during such seventy-two (72) hour period (to the extent that ETP desires to negotiate) to make such revisions to the terms of this Agreement as would not permit the Board of Directors to make a Change of Recommendation pursuant to this Section 5.4(f), and (C) the Board of Directors of the Company shall have considered in good faith any changes to this Agreement offered in writing by ETP, and following such seventy-two (72) hour period, shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that the Board of Directors' fiduciary duties under applicable Law would continue to require a Change of Recommendation with respect to an Intervening Event.

(g) Notwithstanding anything to the contrary in this Section 5.4, with respect to SXL and its Subsidiaries, the Company's obligations under this Section 5.4 to take an action or not to take an action shall only apply to the extent permitted by the organizational documents and governance arrangements of SXL and its Subsidiaries and to the extent permitted by applicable Law.

(h) Nothing contained in this Section 5.4 or elsewhere in this Agreement shall prohibit the Company, SXL or the Board of Directors of the Company or the Board of Directors of SXL GP from taking and disclosing to its equity holders a position contemplated by Rule 14d-9 or 14e-2(a) promulgated under the Exchange Act or from issuing a "stop, look and listen" letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act; provided, however, that any such disclosure that addresses or relates to the approval, recommendation or declaration of advisability by the Board of Directors of the Company with respect to this Agreement or an Acquisition Proposal shall be deemed to be a Change of Recommendation unless the Board of Directors of the

Company in connection with such communication publicly states that its recommendation with respect to this Agreement has not changed or refers to the prior recommendation of the Board of Directors of the Company.

(i) As used in this Agreement:

(i) "Acquisition Proposal" means any bona fide offer or proposal, whether or not in writing, received from or made public by a third party (other than an offer or proposal by any ETP Party, Merger Sub or their respective affiliates) relating to any Acquisition Transaction;

(ii) "Acquisition Transaction" means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) pursuant to which any person, other than any ETP Party, Merger Sub or their respective affiliates, (A) directly or indirectly acquires (whether in a single transaction or a series of related transactions, and whether through merger, tender offer, exchange offer, business combination, consolidation or otherwise) assets of the Company and its Subsidiaries (which for purposes of this definition shall specifically include SXL) equal to twenty-five percent (25%) or more of the Company's consolidated assets (based on their fair market value thereof) or to which twenty-five percent (25%) or more of the Company's revenues or earnings on a consolidated basis are attributable, and (B) directly or indirectly acquires (whether in a single transaction or a series of related transactions, and whether through merger, tender offer, exchange offer, business combination, consolidation or otherwise) beneficial ownership (within the meaning of Section 13 under the Exchange Act) twenty-five percent (25%) or more of any class of equity securities of the Company entitled to vote with respect to the adoption of this Agreement; provided that the sale by the Company or any of its Subsidiaries of the refining business, in whole or in part, shall not constitute an Acquisition Transaction; and

(iii) "Intervening Event" means a material event, fact, circumstance, development or occurrence that is unknown to or by the Company's Board of Directors as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known or understood by the Company's Board of Directors as of the date of this Agreement), which event, fact, circumstance, development, occurrence, magnitude or material consequences becomes known to or by the Company's Board of Directors prior to obtaining the Company Shareholder Approval; provided, however, that, to the extent that the Intervening Event shall relate to an event, change, effect, development or occurrence involving ETP or any of its Subsidiaries, then such event, change, effect, development or occurrence shall not constitute an Intervening Event if such event, change, effect, development or occurrence is: (i) generally affecting the economy, the financial or securities markets, or political, legislative or regulatory conditions, in each case in the United States or elsewhere in the world, unless such event, change, effect, development or occurrence disproportionately affects ETP and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which ETP and its Subsidiaries operate; or (ii) resulting from or arising out of (a) any changes or developments in the industries in which ETP or any of its Subsidiaries conducts its business, (b) any changes or developments in prices for oil, natural gas or other commodities or for ETP's raw material inputs and end products, (c) the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (including the impact thereof on the relationships, contractual or otherwise, of ETP or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the Merger or any of the other transactions contemplated by this Agreement), (d) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Entity, or market administrator, (e) any failure by ETP to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the exception in this clause (e) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure), or (f) any changes in the unit price or trading volume of the ETP Common Units or in ETP's credit rating (provided that the exception in this clause (f) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such change has resulted in an Intervening Event), except, in each case with respect to clauses (a), (b) and (d), to the extent disproportionately affecting ETP and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which ETP and its Subsidiaries operate; and

(iv) "Superior Offer" means a written Acquisition Proposal to acquire at least (A) seventy-five percent (75%) of the equity securities of the Company or (B) seventy-five percent (75%) of the assets of the Company and its Subsidiaries, taken as a whole (based on the fair market value thereof), in either case on terms that the Company's Board of Directors determines, in good faith, after consultation with its outside legal counsel and its financial advisor, is (i) if accepted, reasonably likely to be consummated and (ii) more favorable to the Company's shareholders from a financial point of view than the Merger and the transactions contemplated by this Agreement (taking into account at the time of determination any proposal by ETP to amend or modify the terms of this Agreement which are committed to in writing, after taking into account such factors deemed relevant by the Board of Directors of the Company, including the form of consideration, timing, likelihood of consummation, required approvals, conditions to consummation, and other factors that the Board of Directors may consider in the exercise of its fiduciary duties).

Section 5.5 Filings; Other Actions. (a) As promptly as reasonably practicable following the date of this Agreement, ETP and the Company shall prepare and file with the SEC the Form S-4, which will include the Proxy Statement/Prospectus. Each of ETP and the Company shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Merger and the other transactions contemplated hereby. The Company will cause the Proxy Statement/Prospectus to be mailed to the Company's shareholders as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act. ETP shall also take any action required to be taken under any applicable state or provincial securities laws in connection with the issuance and reservation of Common Units in the Merger, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock, or holders of a beneficial interest therein, as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 or the Proxy Statement/Prospectus will be made by ETP or the Company, as applicable, without the other's prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the other party a reasonable opportunity to review and comment thereon. ETP or the Company, as applicable, will advise the other promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Common Units issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. If at any time prior to the Effective Time any information relating to ETP or the Company, or any of their respective affiliates, officers or directors, is discovered by ETP or the Company which should be set forth in an amendment or supplement to any of the Form S-4 or the Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the shareholders of the Company.

(b) The Company shall take all action necessary in accordance with applicable Laws and the Company Organizational Documents to duly give notice of, convene and hold a meeting of its shareholders, to be held as promptly as practicable after the Form S-4 is declared effective under the Securities Act, to consider the adoption of this Agreement (the "Shareholders' Meeting"). The Company will, except in the case of a Change of Recommendation, through its Board of Directors, recommend that its shareholders adopt this Agreement and will use reasonable best efforts to solicit from its shareholders proxies in favor of the adoption of this Agreement and to take all other action necessary or advisable to secure the vote or consent of its shareholders required by the rules of the NYSE or applicable Laws to obtain such approvals.

(c) Notwithstanding anything in this Agreement to the contrary, the Company may, in consultation with ETP, postpone or adjourn the Company Shareholders' Meeting (i) to solicit additional proxies for the purpose of obtaining the Company Shareholder Approval, (ii) for the absence of quorum, (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure which the Company has determined after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the shareholders of the Company prior to the Company Shareholders' Meeting and (iv) if the Company has delivered any notice contemplated by Section 5.4(e) and the time periods contemplated by Section 5.4(e) have not expired.

Section 5.6 <u>Equity-Based Awards</u>. (a) Each option to purchase Shares (each, a "<u>Company Option</u>"), whether vested or unvested, that is outstanding immediately prior to the Effective Time, shall, as of the Effective Time, become fully vested and be converted into the right to receive an amount in cash equal to the product of (i) the total number of Shares subject to such Company Option multiplied by (ii) the excess, if any, of the Cash Election Consideration over the exercise price per Share subject to such Company Option. The Surviving Corporation or one of its Subsidiaries, as applicable, shall pay to the holders of Company Options the cash amounts described in the immediately preceding sentence, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payment, within five business days following the Effective Time.

(b) Each award of restricted share units that corresponds to Shares and vests solely based on the passage of time (each, a "<u>Company RSU Award</u>"), whether vested or unvested, that is outstanding immediately prior to the Effective Time, shall, as of the Effective Time, become fully vested and be converted into the right to receive an amount in cash equal to the product of (i) the total number of Shares subject to such Company RSU Award multiplied by (ii) the Per Unit Cash Consideration. The Surviving Corporation shall pay to the holders of Company RSU Awards the cash amounts described in the immediately preceding sentence (together with any dividend equivalents corresponding to Company RSU Awards that vest in accordance with this Section 5.6(b)), less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payments, within five business days following the Effective Time.

(c) Each award of performance share units that corresponds to Shares (each, a "<u>Company PSU Award</u>" and the Company PSU Awards, together with the Company Options and the Company RSU Awards, the "<u>Company Equity Awards</u>"), whether vested or unvested, that is outstanding immediately prior to the Effective Time, shall, as of the Effective Time, become fully vested and be converted into the right to receive an amount in cash equal to the product of (i) the total number of Shares subject to such Company PSU Award (determined pursuant to the last two sentences of this Section 5.6(c)) multiplied by (ii) the Per Unit Cash Consideration. The Surviving Corporation shall pay to the holders of Company PSU Awards the cash amounts described in the immediately preceding sentence (together with any dividend equivalents corresponding to Company PSU Awards that vest in accordance with this Section 5.6(c)), less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payment, within five business days following the Effective Time. For any Company PSU Award with respect to which the Effective Time occurs prior to the first anniversary of the grant date for such Company PSU Award and for any Company PSU Award granted in 2012, the number of Shares subject to such Company PSU Award shall be equal to the target number of Shares subject to the Company PSU Award. For any Company PSU Award with respect to which the Effective Time occurs on or after the first anniversary of the grant date for such Company PSU Award (other than any Company PSU Award granted in 2012), the number of Shares subject to such Company PSU Award shall be equal to the greater of (x) the target number of Shares subject to such Company PSU Award, and (y) the number of Shares that would be earned with respect to such Company PSU Award based on the Company's actual performance immediately prior to the Effective Time.

(d) Each award under the Company's Leadership Recognition Plan that corresponds to Shares (each, a "<u>Company SLRP Award</u>"), whether vested or unvested, that is outstanding immediately prior to the Effective Time, shall, as of the Effective Time, become fully vested and be converted into the right to receive an amount in cash equal to the product of (i) the total number of Shares subject to such Company SLRP Award multiplied by (ii) the Cash Election Consideration. The Surviving Corporation shall pay to the holders of Company SLRP

Awards the cash amounts described in the immediately preceding sentence, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payments, within five business days following the Effective Time.

(e) Each account under the Company Directors' Deferred Compensation Plan I, the Company Directors' Deferred Compensation Plan II, the Company Deferred Compensation Plan and the Company Executive Involuntary Deferred Compensation Plan that is denominated in Shares (each, a "Company Deferred Share Account") shall, as of the Effective Time, be converted into a vested obligation to pay cash with a value equal to the product of (i) the total number of Shares subject to such Company Deferred Share Account multiplied by (ii) the Cash Election Consideration. The Surviving Corporation shall pay to each holder of a Company Deferred Share Account, at such time as such Company Deferred Share Account would have been settled under its terms as in effect immediately prior to the Effective Time, the cash amounts described in the immediately preceding sentence, plus, except with respect to the Company Executive Involuntary Deferred Compensation Plan, interest accruing at 120% of the long-term applicable federal rate from and including the Effective Time, through and including the payment date, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payments.

(f) For purposes of this Section 5.6, "Per Unit Cash Consideration" means (i) for Company PSU Awards and Company RSU Awards granted prior to March 1, 2012, the greater of (A) the Cash Election Consideration, and (B) the highest trading price per Share as reflected in the *Wall Street Journal* during the sixty-day period immediately prior to the Effective Time, and (ii) for Company PSU Awards and Company RSU Awards granted on or after March 1, 2012, the Cash Election Consideration.

(g) The Company shall take any and all actions reasonably necessary to effectuate the transactions contemplated by this Section 5.6.

Section 5.7 Employee Matters. (a) From and after the Effective Time, ETP shall or shall cause the Surviving Corporation or its Subsidiaries, as applicable, to honor all Company Benefit Plans and compensation arrangements and agreements in accordance with their terms as in effect immediately before the Effective Time as such agreements and arrangements may be modified or terminated in accordance with their terms from time to time. Parent shall cause the Surviving Corporation and each of its Subsidiaries, for the period commencing at the Effective Time and ending on the first anniversary thereof, to provide to each of the individuals employed by the Company or any of its Subsidiaries immediately prior to the Effective Time (the "Current Employees") (i) base compensation and target cash bonus opportunity that, in each case, is no less favorable than was provided to the Current Employee immediately before the Effective Time, and (ii) all other compensation and benefits that are substantially comparable in the aggregate to the compensation and benefits (A) provided to such Current Employee immediately prior to the Effective Time (excluding equity-based compensation), or (B) provided to similarly situated employees of Parent and its Subsidiaries (excluding equity-based compensation). Notwithstanding any other provision of this Agreement to the contrary, (x) ETP shall or shall cause the Surviving Corporation to provide each Current Employee whose employment terminates during the one-year period following the Effective Time (or such longer period required by an applicable Company Benefit Plan) with severance payments and benefits at levels and in amounts no less favorable than the levels and amounts in effect immediately prior to the Effective Time, and (y) during such one-year period following the Effective Time (or such longer period required by an Company Benefit Plan), severance benefits offered to each Current Employee shall be determined without taking into account any reduction after the Effective Time in compensation paid to such Current Employee.

(b) For all purposes (including vesting and eligibility to participate and level of benefits but not for purposes of benefit accrual under any defined benefit pension plan) under the employee benefit plans of ETP and its Subsidiaries providing benefits to any Current Employees after the Effective Time (the "New Plans"), each Current Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Current Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plan in which such Current Employee participated or was eligible to participate immediately prior to the Effective Time, provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, and without limiting the generality of the foregoing, (i) each Current Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Company Benefit Plan in which such Current Employee participated immediately before the Effective Time (such plans, collectively, the "Old Plans"), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Current Employee, ETP shall use commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless and to the extent the individual, immediately prior to entry in the New Plans, was subject to such conditions under the comparable Old Plans, and ETP shall use commercially reasonable efforts to cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee's participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan. For purposes of this Agreement, "Benefit Plans" means, with respect to any entity, any compensation or employee benefit plans, programs, policies, agreements or other arrangements, whether or not "employee benefit plans" (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), whether or not subject to ERISA, including bonus, cash or equity-based incentive, deferred compensation, stock purchase, health, medical, dental, disability, accident, life insurance, or vacation, paid time off, perquisite, fringe benefit, severance, change of control, retention, employment, separation, retirement, pension, or savings, plans, programs, policies, agreements or arrangements for the benefit of current or former directors, officers or employees of such entity or any of its Subsidiaries or any dependent or beneficiary thereof.

(c) The Company shall have the right, immediately prior to the Effective Time, to pay to each Current Employee who participates in the Company's Senior Executive Incentive Plan a pro-rata cash bonus in respect of the calendar year in which the Effective Time occurs based on target performance, for the portion of the calendar year in which the Effective Time occurs commencing January 1 through and including the date on which the Effective Time occurs.

(d) ETP hereby acknowledges that a "change of control" (or similar phrase) within the meaning of the Company Benefit Plans will occur at or prior to the Effective Time, as applicable.

(e) If requested by ETP, subject to the terms of any such Company Benefit Plan and applicable Law, the Company shall both (i) terminate any Company Benefit Plan qualified under Section 401(a) of the Code and containing a Code Section 401(k) cash or deferred arrangement (a "Company 401(k) Plan") and (ii) fully vest each Continuing Employee in his or her account balance in such Company 401(k) Plan, in each case, effective at least one day prior to the Closing Date (the "ERISA Effective Date"). Prior to the ERISA Effective Date, the Company shall provide Parent with executed resolutions of its or, as applicable, its Subsidiary's Board of Directors authorizing such termination and amending any such Company 401(k) Plan commensurate with its termination to the extent necessary to comply with all applicable Laws. The Company shall also take and/or cause its Subsidiaries to take such other actions in furtherance of the termination of each Company 401(k) Plan as Parent may reasonably require, including such actions as Parent may require prior to the Effective Time to support Parent obtaining a determination letter with respect to the termination of each Company 401(k) Plan following the ERISA Effective Date. In addition, unless otherwise determined by Parent, the Company shall take such actions as may be necessary to eliminate, as of no later than immediately prior to the Effective Time, from any Company 401(k) Plan, any investment fund, election or alternative that provides for an investment directly or indirectly in shares of Company Common Stock or that provides for payments to be made to a participant by reference to the value of Company Common Stock.

(f) In the event of the termination, pursuant to Section 5.7(e), of any Company 401(k) Plan (each such terminated Company 401(k) Plan, a "Terminated Company 401(k) Plan"), Parent or its applicable Subsidiary shall cause a defined contribution plan that is qualified under Section 401(a) of the Code, that includes a cash or deferred arrangement within the meaning of Section 401(k) of the Code and that is established or maintained by Parent or its applicable Subsidiary (a "Parent 401(k) Plan") to immediately accept eligible rollover distributions (as defined in Section 402(c)(4) of the Code) from current and former employees of the Company and its Subsidiaries with respect to such individuals' account balances (including loans) under such Terminated Company 401(k) Plan, if elected by any such individuals. The rollovers described herein shall comply with applicable Law, and Parent and its Subsidiaries shall make all filings and take any actions required of such party under applicable Law in connection therewith. Current and former employees of the Company and its Subsidiaries who are participants in a Terminated Company 401(k) Plan immediately prior to the Effective Time shall be eligible immediately as of the Effective Time to participate in a Parent 401(k) Plan.

(g) Nothing in this Section 5.7 shall be construed as an amendment of, or undertaking to amend, any Benefit Plan or to prevent the amendment or termination of any Benefit Plan in accordance with its terms. Nothing in this Section 5.7 shall limit the right of ETP, Parent, the Surviving Corporation or any of their Subsidiaries to terminate the employment of any Current Employee at any time, subject to any rights to severance or other separation benefits accrued as of the applicable termination date under a Company Benefit Plan. Without limiting the generality of Section 8.13, the provisions of this Section 5.7 are solely for the benefit of the parties to this Agreement, and no current or former director, officer, employee, other service provider or independent contractor or any other person shall be a third-party beneficiary of this Agreement, and nothing herein shall be construed as an amendment to any Company Benefit Plan or other compensation or benefit plan or arrangement (including any Benefit Plan of the ETP Parties or their Subsidiaries) for any purpose.

(h) The Company agrees that prior to the occurrence of a "Potential Change in Control" as such term is defined in either of the Rabbi Trust Agreements, the Company shall cause the Rabbi Trust Agreements to be amended to provide as follows: (i) the Legal Defense Fund Amount (as defined in either of the Rabbi Trust Agreements) will not be funded into either of the trusts described in the Rabbi Trust Agreements, (ii) no amounts in respect of the indemnification agreements set forth on Schedule 2.1 of either of the Rabbi Trust Agreements (or any other indemnification agreements) will be funded into either of the trusts described in the Rabbi Trust Agreements (and Schedule 2.1 of each of the Rabbi Trust Agreements will be amended to remove all indemnification agreements from each such schedule), (iii) any amounts funded into the trust described in the Executive Trust Agreement in respect of the Sunoco, Inc. Special Executive Severance Plan will be returned to the Surviving Corporation on the 30 month anniversary of the Closing Date (the "Reversion Date") to the extent such amounts have not been paid, and are not owing, to participants as of the Reversion Date, and (iv) the reference to the Sunoco, Inc. Special Employee Severance Plan will be removed from Schedule 2.1 of the Executive Trust Agreement and the reference to the Sunoco, Inc. Non-Employee Directors' Retirement Plan will be removed from Schedule 2.1 of the Director Trust Agreement. The Company shall provide drafts of such amendments to ETP prior to execution thereof and shall consider in good faith any of ETP's comments thereon.

Section 5.8 Regulatory Approvals; Efforts. (a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use (and shall cause its Subsidiaries to use) its reasonable best efforts (subject to, and in accordance with, applicable Law) to take, or cause to be taken, promptly all actions, and to do, or cause to be done, promptly and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including: (i) obtaining all necessary actions or nonactions, waivers, consents and approvals, including the Company Approvals and the ETP Approvals, from Governmental Entities and the making of all necessary registrations, notifications and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, in each case as promptly as reasonably practicable, (ii) obtaining all necessary consents, expirations or terminations of waiting periods, approvals or waivers from third parties other than any Governmental Entity, in each case as promptly as reasonably practicable, (iii) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any Governmental

Entity vacated or reversed, and (iv) executing and delivering any additional instruments necessary to consummate the transactions contemplated by this Agreement. In the event that any litigation, administrative or judicial action or other proceeding is commenced challenging the Merger or any of the proposed transactions, each of the Company, ETP and Merger Sub shall cooperate with each other and use its respective reasonable best efforts to contest and resist any such litigation, action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

(b) Subject to the terms and conditions herein provided and without limiting the foregoing, the Company and the ETP Parties shall (i) as promptly as practicable (and in any event not more than fifteen business days) after the date hereof, make their respective filings and thereafter make any other required submissions under the HSR Act, (ii) cooperate with each other in (A) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers or approvals are required to be obtained from, any third parties or other Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, (B) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals, (C) assuring that all such filings are in material compliance with the requirements of applicable Regulatory Laws, and (D) making available to the other party such information as the other party may reasonably request in order to respond to information requests by any relevant Governmental Entity, (iii) use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things advisable to consummate and make effective the transactions contemplated hereby, and (iv) subject to applicable legal limitations and the instructions of any Governmental Entity, keep each other apprised of the status of matters relating to the completion of the transactions contemplated thereby, including promptly furnishing the other with copies of notices or other communications, filings or correspondence (or memoranda setting forth the substance thereof) between the Company or the ETP Parties, or any of their respective Subsidiaries, and any third party and/or any Governmental Entity (or members of their respective staffs) with respect to such transactions. The Company and the ETP Parties shall use their respective reasonable best efforts to file applications for any FERC approval, and any other filings, determined to be required as promptly as practicable after the date hereof, but in no event later than 30 days after the date hereof, and shall make such filings jointly if appropriate. Prior to transmitting any material to any Governmental Entity (or members of their respective staffs), the Company and the ETP Parties shall permit counsel for the other parties a reasonable opportunity to review and provide comments thereon, and consider in good faith the views of the other parties in connection with, any proposed written communication to any Governmental Entity (or members of their respective staffs) to the extent permitted by Law. Each of the Company and the ETP Parties agrees not to participate in any meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the proposed transactions unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity or by Law, gives the other parties the opportunity to attend and participate where appropriate and advisable under the circumstances.

(c) In furtherance and not in limitation of the foregoing, each of the ETP Parties, Merger Sub and the Company shall use their best efforts to satisfy the conditions to closing identified in Section 6.1 of this Agreement, including (i) responding to and complying with, as promptly as reasonably practicable, any request for information or documentary material regarding the transactions from any relevant Governmental Entity (including responding to any "second request" for additional information or documentary material under the HSR Act as promptly as reasonably practicable); (ii) ensuring the prompt expiration or termination of any applicable waiting period and clearance or approval by any such relevant Governmental Entity, including defense against, and the resolution of, any objections or challenges, in court or otherwise, by any relevant Governmental Entity preventing consummation of the transactions; and (iii) assisting and cooperating with the other party in doing all things necessary, proper or advisable to consummate and make effective the transactions, under any applicable Regulatory Law with each relevant Governmental Entity.

(d) The ETP Parties agree to take, or cause to be taken (including by their Subsidiaries), any and all steps and to make, or cause to be made, any and all undertakings necessary to resolve such objections, if any, that a

Governmental Entity may assert under Regulatory Laws with respect to the transactions contemplated hereby, and to avoid or eliminate each and every impediment under Regulatory Laws that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur no later than the End Date, including without limitation, (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of any businesses, assets, equity interests, product lines or properties of the ETP Parties or the Company (or any of their respective Subsidiaries), (y) creating, terminating, or divesting relationships, ventures, contractual rights or obligations of the Company or the ETP Parties or their respective Subsidiaries and (z) otherwise taking or committing to take any action that after the Closing would limit the ETP Parties' freedom of action with respect to, or their ability to retain or hold, one or more of their or their Subsidiaries' (including the Company's or its Subsidiaries') businesses, assets, equity interests, product lines or properties, in each case as may be required in order to obtain all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations or to avoid the commencement of any action to prohibit the Merger, or, in the alternative, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any action or proceeding seeking to prohibit the Merger or delay the Closing beyond the End Date.

(e) The ETP Parties and the Company shall not take, and shall cause each of their respective Subsidiaries not to take, any action with the intention to, or that could reasonably be expected to, hinder or delay the obtaining of clearance or any necessary consent of any Governmental Entity under any Regulatory Law or the expiration of the required waiting period under any Regulatory Law.

(f) Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 5.8 shall limit a party's right to terminate this Agreement pursuant to Section 7.1(b) or Section 7.1(c) so long as such party has, prior to such termination, complied in all respects with its obligations under this Agreement, including this Section 5.8.

(g) As used in this Agreement, "Regulatory Law" means the Sherman Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the Robinson-Patman Act, as amended, the FPA, the NGA, the ICA, the NGPA, the PUHCA, the Communications Act of 1934, as amended, the HSR Act, the Federal Trade Commission Act, the FERC and other regulatory laws and all other federal, state or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including any antitrust, competition or trade regulation Laws, that are designed or intended to (i) prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, price discrimination or lessening competition through merger or acquisition or (ii) protect the national security or the national economy of any nation.

Section 5.9 Takeover Statutes. If any "moratorium," "control share acquisition," "fair price," "supermajority," "affiliate transactions" or "business combination statute or regulation" or other similar state anti-takeover Laws and regulations may become, or may purport to be, applicable to the Merger or any other transactions contemplated hereby, each of the Company and ETP shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 5.10 Public Announcements. Except (a) following any Change of Recommendation or (b) with respect to action taken by the Company or its Board of Directors pursuant to, and in accordance with, Section 5.4, so long as this Agreement is in effect, ETP and the Company shall use reasonable best efforts to develop a joint communications plan and each party shall use reasonable best efforts to ensure that all press releases and other public statements with respect to the transactions contemplated hereby, to the extent they have not been previously issued or disclosed, shall be consistent with such joint communications plan. Unless otherwise required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, each party shall consult with each other before issuing any press release or public statement with respect to the Merger and, subject to the requirements of applicable Law or the rules of any securities exchange, shall not issue any such press release or public statement prior to such consultation. The ETP Parties and the Company agree to issue a mutually acceptable initial joint press release announcing this Agreement.

Section 5.11 <u>Indemnification and Insurance</u>. (a) ETP and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the current or former, directors, officers or employees, as the case may be, of the Company or its Subsidiaries as provided in their respective articles of incorporation or by-laws or other organization documents or in any agreement shall survive the Merger and shall continue in full force and effect. For a period of six years from the Effective Time, ETP and the Surviving Corporation shall maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of the Company's and any of its Subsidiaries' articles of incorporation and by-laws or similar organization documents in effect immediately prior to the Effective Time or in any indemnification agreements of the Company or its Subsidiaries with any of their respective current or former directors, officers or employees in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions or the exculpation, indemnification or advancement of expenses provisions of the Surviving Corporation's articles of incorporation and bylaws in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries; <u>provided</u>, <u>however</u>, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim. From and after the Effective Time, ETP shall assume, be jointly and severally liable for, and honor, guaranty and stand surety for, and shall cause the Surviving Corporation and its Subsidiaries to honor and perform, in accordance with their respective terms, each of the covenants contained in this Section 5.11 without limit as to time.

(b) ETP and the Surviving Corporation shall jointly and severally, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director, officer or employee of the Company or any of its Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of its Subsidiaries (each, together with such person's heirs, executors or administrators, an "<u>Indemnified Party</u>"), in each case against any costs or expenses (including advancing attorneys' fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable Law; <u>provided</u>, <u>however</u>, that the Indemnified Party to whom expenses are advanced provides an undertaking consistent with the Company Organizational Documents to repay such amounts if it is ultimately determined that such person is not entitled to indemnification), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an "<u>Action</u>"), arising out of, relating to or in connection with any action or omission by them in their capacities as such occurring or alleged to have occurred whether before or after the Effective Time (including acts or omissions in connection with such Indemnified Party serving as an officer, director, employee or other fiduciary of any entity if such service was at the request or for the benefit of the Company). In the event of any such Action, the Surviving Corporation shall cooperate with the Indemnified Party in the defense of any such Action.

(c) For a period of six years from the Effective Time, ETP shall cause to be maintained in effect the coverage provided by the policies of directors' and officers' liability insurance and fiduciary liability insurance in effect as of the date hereof by the Company and its Subsidiaries with respect to matters existing or arising on or before the Effective Time; <u>provided</u>, <u>however</u>, that ETP shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverages (the "<u>Maximum Amount</u>") required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount. If the Company in its sole discretion elects, then the Company may, prior to the Effective Time, purchase a "tail policy" with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time that were committed or alleged to have been committed by such Indemnified Parties in their capacity as such; <u>provided</u> that in no event shall the cost of such policy exceed six (6) times the Maximum Amount and, if such a "tail policy" is purchased, ETP shall have no further obligations under this Section 5.11(c).

(d) ETP shall pay all reasonable expenses, including reasonable attorneys' fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.11.

(e) The rights of each Indemnified Party shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the articles of incorporation or by-laws or other organization documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification arrangement, the PBCL or otherwise.

(f) In the event ETP, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of ETP or the Surviving Corporation, as the case may be, shall assume the obligations of such party set forth in this Section 5.11. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors' and officers' insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 5.11 is not prior to, or in substitution for, any such claims under any such policies.

(g) The obligations of ETP and the Surviving Corporation under this Section 5.11 shall not be terminated, amended or modified in any manner so as to adversely affect any Indemnified Party (including their successors, heirs and legal representatives) to whom this Section 5.11 applies without the consent of such Indemnified Party. It is expressly agreed that, notwithstanding any other provision of this Agreement that may be to the contrary, (i) the Indemnified Parties to whom this Section 5.11 applies shall be third-party beneficiaries of this Section 5.11, and (ii) this Section 5.11 shall survive consummation of the Merger and shall be enforceable by such Indemnified Parties and their respective successors, heirs and legal representatives against ETP and the Surviving Corporation and their respective successors and assigns.

Section 5.12 Control of Operations. Without in any way limiting any party's rights or obligations under this Agreement, the parties understand and agree that (a) nothing contained in this Agreement shall give the ETP Parties or the Company, directly or indirectly, the right to control or direct the other party's operations prior to the Effective Time and (b) prior to the Effective Time, each of the Company and the ETP Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.13 Certain Transfer Taxes. Any liability arising out of any real estate transfer Tax with respect to interests in real property owned directly or indirectly by the Company or any of its Subsidiaries immediately prior to the Merger, if applicable and due with respect to the Merger, shall be borne by the Surviving Corporation and expressly shall not be a liability of shareholders of the Company.

Section 5.14 Section 16 Matters. Prior to the Effective Time, ETP and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Common Units (including derivative securities with respect to Common Units) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to ETP, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.15 Federal Income Tax Treatment. The parties to this Agreement intend that the exchange of Company Common Stock for Common Units pursuant to the Merger qualify as an exchange to which Section 721(a) of the Code applies and agree to file all federal (and, to the extent applicable, state and local) income Tax Returns in a manner consistent with such treatment.

Section 5.16 NYSE Listing. ETP shall cause the Common Units to be issued in the Merger and such other Common Units to be reserved for issuance in connection with the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

Section 5.17 Financing Assistance. (a) Prior to the Effective Time, the Company shall, and shall cause its Subsidiaries and their respective Representatives to, provide such reasonable cooperation in connection with any financing by Parent, ETP or any of their respective Subsidiaries in connection with the Merger or otherwise, in each case as may be reasonably requested by ETP, Merger Sub or their Representatives. Without limiting the generality of the foregoing, the Company shall, and shall cause its Subsidiaries and their respective Representatives to, upon reasonable request (i) furnish the report of the Company's auditor on the most recently available audited consolidated financial statements of the Company and its Subsidiaries and use its reasonable best efforts to obtain the consent of such auditor to the use of such report, including in documents filed with the SEC under the Securities Act, in accordance with normal custom and practice and use reasonable best efforts to cause such auditor to provide customary comfort letters to the underwriters, initial purchasers or placement agents, as applicable, in connection with any such financing; (ii) furnish any additional financial statements, schedules, business or other financial data relating to the Company and its Subsidiaries reasonably requested by ETP, Merger Sub or their Representatives as may be reasonably necessary to consummate any such financing, including any pro forma financial information or pro forma financial statements required pursuant to the Securities Act or as may be customary in connection with any such financing; (iii) provide direct contact between (x) senior management and advisors, including auditors, of the Company and (y) the proposed lenders, underwriters, initial purchasers or placement agents, as applicable, and/or Parent or ETP's auditors, as applicable, in connection with, the financing, at reasonable times and upon reasonable advance notice; (iv) make available the employees and advisors of the Company and its Subsidiaries to provide reasonable assistance with Parent's or ETP's or their respective Subsidiaries' preparation of business projections, financing documents and offer materials; (v) obtain the cooperation and assistance of counsel to the Company and its Subsidiaries in providing customary legal opinions and other services; (vi) provide information, documents, authorization letters, opinions and certificates, enter into agreements (including indentures or supplemental indentures) and take other actions that are or may be customary in connection with the financing or necessary or desirable to permit Parent or ETP or their respective Subsidiaries' to fulfill conditions or obligations under the financing documents, provided that such agreements entered into shall be conditioned upon, and shall not take effect until, the Effective Time; (vii) assist in the preparation of one or more confidential information memoranda, prospectuses, offering memoranda and other marketing and syndication materials reasonably requested by ETP; (viii) permit Parent's or ETP's or their respective Subsidiaries' reasonable use of the Company's and its Subsidiaries' logos for syndication and underwriting, as applicable, in connection with any such financing (subject to advance review of and consultation with respect to such use), (ix) participate in meetings and presentations with prospective lenders and investors, as applicable (including the participation in such meetings of the Company's senior management) and (x) use commercially reasonable efforts to assist in procuring any necessary rating agency ratings or approvals.

(b) Notwithstanding anything in this Section 5.17 to the contrary, in fulfilling its obligations pursuant to this Section 5.17, (i) none of the Company, its Subsidiaries or its Representatives shall be required to pay any commitment or other fee, provide any security or incur any other liability in connection with any financing prior to the Effective Time, (ii) any requested cooperation shall not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, and (iii) ETP shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or any of its Subsidiaries in connection with such cooperation. ETP shall indemnify and hold harmless the Company and its Subsidiaries from and against any and all losses or damages actually suffered or incurred by them directly in connection with the arrangement of any such financing (other than to the extent related to information provided by the Company, its Subsidiaries or their respective Representatives).

(c) The Company shall deliver to the ETP Parties at least two business days prior to the Closing Date payoff letters from any third-party lenders (or agents therefor), trustees, or other holders of indebtedness of the

Company or its Subsidiaries (or representatives therefor), as applicable, in the customary forms of such lenders, trustees or other holder of indebtedness or otherwise in form reasonably satisfactory to the ETP Parties, with respect to the indebtedness or obligations of the Company and its Subsidiaries set forth in Section 5.17(c) of the Company Disclosure Schedule. The Company shall reasonably cooperate with the ETP Parties in replacing any letters of credit issued pursuant to the facilities evidencing the above referenced indebtedness or obligations.

(d) Upon the reasonable request of ETP, the Company shall use commercially reasonable efforts to amend the SXL Credit Agreement prior to the Closing Date to permit the Merger and the other transactions contemplated hereby, shall consult with the ETP Parties on the terms of such amendment and shall reasonably cooperate to implement any additional amendments to the SXL Credit Agreement that may be deemed reasonably necessary or beneficial by the ETP Parties; it being understood that the execution of an amendment to the SXL Credit Agreement shall not be a condition to any party's obligation to effect the Merger. "SXL Credit Agreement" means, collectively, (a) the $200 million credit facility dated as of August 22, 2011 among SXL, Citibank, N.A. as administrative agent, and the other lenders and parties thereto, and (b) the $350 million credit facility dated as of August 22, 2011 among SXL, Citibank, N.A. as administrative agent, and the other lenders and parties thereto.

Section 5.18 Obligations of Merger Sub, the Surviving Corporation and Parent.

(a) Parent and ETP shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.

(b) Parent shall execute the Partnership Agreement Amendment as of immediately prior to the Effective Time.

Section 5.19 Cooperation with Additional Transactions. From and after the date hereof and until the earlier of the Effective Time and the Termination Date, upon the request of ETP, the Company shall, and shall cause its Subsidiaries to (subject to, and in accordance with, applicable Law) to use their reasonable best efforts to permit the Additional Transactions to occur immediately prior to or contemporaneously with the Effective Time, including using reasonable best efforts to manage cash on hand to enable the Company to contribute between $1.5 billion and $1.8 billion of cash to ETP pursuant to clause (3) of the definition of "Additional Transactions"; it being understood that it shall not be a condition to any party's obligation to effect the Merger that the Company shall have a certain amount of Available Cash or have a certain amount of cash or cash equivalents to contribute to ETP as part of the Additional Transactions, and neither the Company nor any of its Subsidiaries shall be obligated to effect any of the Additional Transactions unless all of the conditions set forth in Article VI have been satisfied or waived. Notwithstanding anything in this Section 5.19 to the contrary, in fulfilling its obligations pursuant to this Section 5.19, (i) any requested cooperation shall not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, and (ii) ETP shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or any of its Subsidiaries in connection with such cooperation.

ARTICLE VI.

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver by all parties, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) The Company Shareholder Approval shall have been obtained.

(b) No injunction by any court or other tribunal of competent jurisdiction shall have been entered and shall continue to be in effect and no Law shall have been adopted or be effective, in each case that prohibits the consummation of any of the Merger.

(c) (i) If required, the Merger shall have been approved by FERC under Section 203 of the FPA and (ii) any waiting period applicable to the Merger under the HSR Act shall have expired or been terminated.

(d) The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

Section 6.2 <u>Conditions to Obligation of the Company to Effect the Merger</u>. The obligation of the Company to effect the Merger is further subject to the fulfillment (or waiver by the Company) at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of ETP and Merger Sub set forth in (i) this Agreement (other than in Sections 4.2(a), 4.2(g), 4.10(b) and 4.10(c)) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except where such failures to be so true and correct (without regard to "materiality," ETP Material Adverse Effect and similar qualifiers contained in such representations and warranties) would not, in the aggregate, reasonably be expected to have an ETP Material Adverse Effect, (ii) Sections 4.2(a) and 4.2(g) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for any immaterial inaccuracies, and (iii) Sections 4.10(b) and 4.10(c) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; <u>provided</u>, <u>however</u>, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii) or (iii), as applicable) only as of such date or period.

(b) ETP shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c) ETP shall have delivered to the Company a certificate, dated the Closing Date and signed by the Chief Executive Officer or another senior officer of its general partner, certifying to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

(d) The Common Units to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

(e) ETP shall have received the following written opinions, on the basis of assumptions, representations and warranties set forth or referred to in such opinions, dated as of the Closing Date, and upon which the Company and its counsel shall expressly be entitled to rely: (i) an opinion from Bingham McCutchen LLP to the effect that, for U.S. federal income tax purposes, ETP should not be treated as an investment company for purposes of Section 721(b) of the Code, and (ii) an opinion from Latham & Watkins LLP to the effect that for U.S. federal income tax purposes, 90% of the current gross income of ETP constitutes qualifying income within the meaning of Section 7704(d) of the Code and ETP is treated as a partnership for federal income tax purposes pursuant to Section 7704(c) of the Code. In rendering such opinions, such counsel shall be entitled to receive and rely upon representations, warranties and covenants of officers of ETP, Merger Sub or others reasonably requested by such counsel.

(f) The Company shall have received a written opinion from Wachtell, Lipton, Rosen & Katz, on the basis of assumptions, representations and warranties set forth or referred to in such opinion, dated as of the Closing Date, to the effect that for U.S. federal income tax purposes the exchange of Company Common Stock for Common Units pursuant to the Merger should qualify as an exchange to which Section 721(a) of the Code applies. In rendering such opinion, such counsel shall be entitled to receive and rely upon representations, warranties and covenants of officers of ETP, Merger Sub, the Company or others reasonably requested by such counsel and on the opinions described in Section 6.2(e).

(g) Parent shall have executed and delivered to the Company the Partnership Agreement Amendment substantially in the form set forth in Annex A to this Agreement (the "<u>Partnership Agreement Amendment</u>"), with such Partnership Agreement Amendment to be effective as of the Effective Time.

Section 6.3 <u>Conditions to Obligation of ETP to Effect the Merger</u>. The obligation of ETP to effect the Merger is further subject to the fulfillment (or the waiver by ETP) at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of the Company set forth in (i) this Agreement (other than in Sections 3.2(a), 3.2(f), 3.10(b) and 3.10(c)) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except where such failures to be so true and correct (without regard to "materiality," Company Material Adverse Effect and similar qualifiers contained in such representations and warranties) would not, in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (ii) Sections 3.2(a) and 3.2(f) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for any immaterial inaccuracies, and (iii) Sections 3.10(b) and 3.10(c) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; <u>provided</u>, <u>however</u>, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii) and (iii), as applicable) only as of such date or period.

(b) The Company shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c) The Company shall have delivered to ETP a certificate, dated the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b).

Section 6.4 <u>Frustration of Closing Conditions</u>. Neither the Company nor ETP may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party's willful and intentional material breach of any material provision of this Agreement.

ARTICLE VII.

<u>TERMINATION</u>

Section 7.1 <u>Termination or Abandonment</u>. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after any approval of the Merger by the shareholders of the Company:

(a) by the mutual written consent of the Company and ETP;

(b) by either the Company or ETP, if the Merger shall not have been consummated on or prior to December 31, 2012 (the "End Date"); <u>provided</u>, <u>however</u>, that if all of the conditions to Closing, other than the conditions set forth in Section 6.1(b) or Section 6.1(c), shall have been satisfied or shall be capable of being satisfied at such time, the End Date may be extended by either ETP or the Company from time to time by written notice to the other party up to a date not beyond March 31, 2013, the latest of any of which dates shall thereafter be deemed to be the End Date; and <u>provided</u>, <u>further</u>, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a party if (i) the failure of the Closing to occur by such date shall be due to the material breach by such party of any representation, warranty, covenant or other agreement of such party set forth in this Agreement and (ii) the other party has filed (and is then pursuing) an action seeking specific performance as permitted by Section 8.5;

(c) by either the Company or ETP, if an injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such injunction shall have become final and nonappealable; <u>provided</u>, <u>however</u>, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to a party if such injunction was due to the failure of such party to perform any of its obligations under this Agreement;

(d) by either the Company or ETP, if the Shareholders' Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Shareholder Approval shall not have been obtained;

(e) by the Company, if ETP or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, ETP does not diligently attempt or ceases to diligently attempt to cure such breach or failure after receiving written notice from the Company describing such breach or failure in reasonable detail (provided that the Company is not then in material breach of any representation, warranty, covenant or other agreement contained herein);

(f) by ETP, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, the Company does not diligently attempt or ceases to diligently attempt to cure such breach or failure after receiving written notice from ETP describing such breach or failure in reasonable detail (provided that ETP is not then in material breach of any representation, warranty, covenant or other agreement contained herein);

(g) by ETP, prior to the Company Shareholder Approval (i) in the event of a Change of Recommendation or (ii) the Company shall have Willfully Breached any of its obligations under Section 5.4, other than in the case where (A) such Willful Breach is a result of an isolated action by a person that is a Representative of the Company (other than a director or senior officer of the Company), (B) such Willful Breach was not caused by, or within the knowledge of, the Company, (C) the Company takes appropriate actions to remedy such Willful Breach upon discovery thereof and (D) Parent is not significantly harmed as a result thereof; and

(h) by the Company, prior to obtaining the Company Shareholder Approval and if the Company has complied in all material respects with its obligations under Section 5.4, in order to enter into a definitive agreement with respect to a Superior Offer (which definitive agreement shall be entered into concurrently with, or promptly following, the termination of this Agreement pursuant to this Section 7.1(h)); provided that any such purported termination by the Company pursuant to this Section 7.1(h) shall be void and of no force or effect unless the Company pays to ETP the Breakup Fee in accordance with Section 7.3(a).

Section 7.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.1, this Agreement shall terminate (except for the provisions of Section 7.3 and Article VIII), and there shall be no other liability on the part of the Company or ETP to the other except as provided in Section 7.3 and, subject to Section 7.3(f), liability arising out of or the result of, fraud or any willful or intentional breach of any covenant or agreement or willful or intentional breach of any representation or warranty in this Agreement occurring prior to termination or as provided for in the Confidentiality Agreement, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity.

Section 7.3 Breakup Fee; Expenses.

(a) If this Agreement is terminated by the Company pursuant to Section 7.1(h), then the Company shall pay to ETP the Breakup Fee by wire transfer of same day federal funds to the account specified by ETP upon termination of this Agreement, and as a condition to the effectiveness of such termination.

(b) If this Agreement is terminated by ETP pursuant to Section 7.1(g)(ii), then the Company shall pay to ETP, within three (3) business days after the date of termination, the Breakup Fee, by wire transfer of same day federal funds to the account specified by ETP.

(c) If this Agreement is terminated by ETP pursuant to (i) Section 7.1(g)(i) or (ii) Section 7.1(f), so long as the breach giving rise to the right to terminate this Agreement pursuant to Section 7.1(f) was the Company's failure to call a Company Shareholders' Meeting in violation of its obligations under Section 5.5(b), and, in each of cases (i) or (ii), prior to such termination and after the date of this Agreement, any person (other than Parent, ETP, Merger Sub or any of their respective affiliates) shall have made an Acquisition Proposal, which shall have been publicly announced or disclosed or otherwise communicated to the Board of Directors of the Company and not have been withdrawn prior to such termination, then the Company shall pay to ETP, within three (3) business days after the date of termination, the Breakup Fee, by wire transfer of same day federal funds to the account specified by ETP.

(d) If this Agreement is terminated by the Company or ETP pursuant to Section 7.1(d) and prior to the Company Shareholders' Meeting, any person (other than ETE, Parent, ETP, Merger Sub or any of their respective affiliates) shall have made an Acquisition Proposal, which shall have been publicly announced or publicly disclosed or otherwise publicly communicated to the Board of Directors of the Company and not have been withdrawn prior to the Company Shareholders' Meeting, then the Company shall pay to ETP the ETP Expenses, by wire transfer of same day federal funds to the account specified by ETP within three (3) business days following the Company Shareholders' Meeting, and, if within twelve months after such termination of this Agreement, the Company shall have consummated, or shall have entered into an agreement to consummate (which may be consummated after such twelve-month period), an Acquisition Transaction, then the Company shall pay to ETP an amount equal to the Breakup Fee *minus* the ETP Expenses previously paid or reimbursed by the Company, by wire transfer of same day federal funds to the account specified by ETP, on the earlier of the public announcement of the Company's entry into such agreement or the consummation of any such Acquisition Transaction.

(e) If this Agreement is terminated by ETP pursuant to Section 7.1(g)(i) in circumstances where the Breakup Fee is not payable pursuant to Section 7.3(c), then the Company shall pay to ETP the ETP Expenses, by wire transfer of same day federal funds to the account specified by ETP within three (3) business days following termination of this Agreement, and, if within twelve months after such termination of this Agreement, the Company shall have consummated, or shall have entered into an agreement to consummate (which may be consummated after such twelve-month period), an Acquisition Transaction, then the Company shall pay to ETP an amount equal to the Breakup Fee minus the ETP Expenses previously paid or reimbursed by the Company, by wire transfer of same day federal funds to the account specified by ETP, on the earlier of the public announcement of the Company's entry into such agreement or the consummation of any such Acquisition Transaction.

(f) Solely for purposes of this Section 7.3, "Acquisition Transaction" shall have the meaning ascribed thereto in Section 5.4, except that all references to twenty-five percent (25%) shall be changed to seventy-five percent (75%).

(g) As used in this Agreement, "ETP Expenses" means the documented out-of-pocket expenses incurred and paid by or on behalf of the ETP Parties and ETE in connection with the Merger and the other transactions contemplated by this Agreement, including any documented commitment, underwriting, extension, ticking, structuring, fronting, duration, upfront fees or similar fees required to be paid in connection with arranging financing for the transactions contemplated by this Agreement; provided that in on event shall the ETP Expenses exceed $20 million.

(h) As used in this Agreement, "Breakup Fee" means $225 million.

(i) Upon payment of the Breakup Fee and/or the ETP Expenses, as applicable, to ETP pursuant to Section 7.3(a), 7.3(b), 7.3(c), 7.3(d) or 7.3(e), the Company shall have no further liability with respect to this Agreement or the transactions contemplated hereby to ETP or its unitholders; provided that nothing herein shall release any party from liability arising out of or the result of fraud. The parties acknowledge and agree that in no event shall the Company be required to pay the Breakup Fee, as applicable, on more than one occasion. In addition, the parties acknowledge that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement and are not a penalty, and that, without these agreements, neither party would enter into this Agreement. If the Company fails to pay promptly the amounts due pursuant to this Section 7.3, the Company will also pay to ETP interest on the unpaid amount under this Section 7.3, accruing from its due date, at an interest rate per annum equal to two percentage points in excess of the prime commercial lending rate quoted by *The Wall Street Journal* and the reasonable out-of-pocket expenses (including legal fees) in connection with any action taken to collect payment. Any change in the interest rate hereunder resulting from a change in such prime rate will be effective at the beginning of the date of such change in such prime rate.


ARTICLE VIII.

MISCELLANEOUS


Section 8.1 <u>No Survival</u>. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger, except for covenants and agreements which contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

Section 8.2 <u>Expenses</u>. Except as set forth in Section 7.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses, except that fees and expenses incurred in connection with the printing, filing and mailing of the Proxy Statement/Prospectus and Form S-4 (including applicable SEC filing fees) shall be borne equally by ETP and the Company.

Section 8.3 <u>Counterparts; Effectiveness</u>. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in "portable document format" (".pdf") form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 8.4 <u>Governing Law</u>. This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 8.5 <u>Jurisdiction; Specific Enforcement</u>. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and all such rights and remedies at law or in equity shall be cumulative, except as may be limited by Section 7.3. The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 8.7; provided, however, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Law.

Section 8.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon personal delivery to the party to be notified; (b) when received when sent by email or facsimile by the party to be notified, provided, however, that notice given by email or facsimile shall not be effective unless either (i) a duplicate copy of such email or fax notice is promptly given by one of the other methods described in this Section 8.7 or (ii) the receiving party delivers a written confirmation of receipt for such notice either by email or fax or any other method described in this Section 8.7; or (c) when delivered by an courier (with confirmation of delivery); in each case to the party to be notified at the following address:

To Parent, ETP or Merger Sub:

Energy Transfer Partners, L.P.
3738 Oak Lawn Avenue
Dallas, Texas 75219
Facsimile: (214) 981-0706
Attention: Thomas P. Mason, Senior Vice President, General Counsel and Secretary

with copies to:

Latham & Watkins LLP
811 Main Street
Suite 3700
Houston, Texas 77002
Facsimile: (713) 546-7401
Attention: William N. Finnegan IV, Esq.
            Sean T. Wheeler, Esq.

To ETE:

Energy Transfer Equity, L.P.
3738 Oak Lawn Avenue
Dallas, Texas 75219
Facsimile: (214) 981-0706
Attention: Thomas P. Mason, Esq.
　　　　　Senior Vice President, General Counsel and Secretary

with copies to:

Vinson & Elkins L.L.P.
1001 Fannin Street
Suite 2500
Houston, Texas 77002
Facsimile: (713) 615-5861
Attention: David Palmer Oelman, Esq.
　　　　　W. Matthew Strock, Esq.

To the Company:

Sunoco, Inc.
1818 Market Street, Suite 1500
Philadelphia, Pennsylvania
Facsimile: (215) 977-3131
Attention: Stacy L. Fox, Esq.
　　　　　Senior Vice President, General Counsel and Corporate Secretary

with copies to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Facsimile: (212) 403-2000
Attention: David A. Katz, Esq.
　　　　　David K. Lam, Esq.

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five (5) business days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto without the prior written consent of the other parties; provided, however, that (i) Merger Sub may assign any of its rights and delegate any of its obligations hereunder to a wholly owned direct or indirect Subsidiary of ETP without the prior written consent of the Company, but no such assignment shall relieve Merger Sub of any of its obligations hereunder, (ii) ETP may assign any of its rights (but not delegate any of its obligations) under this Agreement to one or more wholly owned direct or indirect subsidiaries of ETP without the prior written consent of the Company, and (iii) with the prior written consent of the Company, such consent not to be unreasonably withheld, ETE or one or more of its wholly owned Subsidiaries may acquire up to 50% of the capital stock of Merger Sub, so long as, in each of (i), (ii) and (iii), such assignment or acquisition does not delay the Closing; provided, further, that (A) any request for ETE or one of its wholly owned Subsidiaries to acquire up to 50% of the capital stock of Merger Sub must be made within 30 days of the date of this Agreement and shall specify the terms of any such acquisition and any related transactions (collectively, the "Merger Sub Transactions"); (B) if a request for a Merger Sub Transaction shall be made, the ETP Parties shall provide such additional information related to the Merger Sub Transactions as the Company may reasonably request within 10 days of such request; (C) the Company shall evaluate the Merger Sub Transactions in good faith; (D) if the Company shall consent to the Merger Sub Transactions, then ETE shall agree to be bound by the terms of this Agreement as if it were ETP with respect to (w) the representations and warranties of ETP under Sections 4.1, 4.3 and 4.12, (x) the obligations of ETP under Section 5.3(a), 5.5(a) and Section 5.8, (y) the conditions set forth in Section 6.2(a), 6.2(b) and 6.2(c) and (z) the termination provisions set forth in Section 7.1(e); and (E) the Merger Sub Transactions shall be treated as one of the Additional Transactions for purposes of the definition of "Company Material Adverse Effect" and Sections 5.1 and 5.4. For purposes of clause (iii) of the preceding sentence, there shall be a presumption that such consent has been withheld unreasonably if the Board of Directors of the Company determines in good faith, after consultation with legal and financial advisors, that (A) the Merger Sub Transactions would not reasonably be expected to delay, impede or prevent the Merger, taking into account the provisions of Section 5.5(a) and Section 5.8 that will be applicable to the Merger Sub Transactions, (B) the Merger Sub Transactions would not adversely affect any of the credit ratings of the senior unsecured indebtedness of ETP pro forma for the transactions contemplated by this Agreement at the time of the execution of this Agreement as evidenced by affirmations of ETP's credit ratings by each of Moody's Investors Service, Inc. and Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc. and (C) in each quarter thereafter, the Merger Sub Transactions would reasonably be expected to (1) increase the future cash distributions and distributable cash flow per Common Unit, without increasing indebtedness of ETP, as compared to the projected future cash distributions and distributable cash flow per Common Unit following the consummation of the Merger without effectuating the Merger Sub Transactions, (2) result in the same degree or greater certainty of achieving those distributions and cash flows, as compared to the degree of certainty of achieving those distributions and cash flows following the consummation of the Merger without effectuating the Merger Sub Transactions, (3) result in those cash flows being valued at least as favorably by the market, as compared to the value that the market is expected to value such cash flows following the consummation of the Merger without effectuating the Merger Sub Transactions, and (4) result in no diminution in the intrinsic value of the Common Units, as compared to the value of such Common Units following the consummation of the Merger without effectuating the Merger Sub Transactions. Subject to the first sentence of this Section 8.8, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Any purported assignment not permitted under this Section shall be null and void.

Section 8.9 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.10 Entire Agreement. This Agreement together with the exhibits hereto, schedules hereto and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof, and this Agreement is not intended to grant standing to any person other than the parties hereto.

Section 8.11 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, ETP, Parent and Merger Sub (and, if such amendment would (i) expand the obligations of ETE under this Agreement or the Partnership Agreement Amendment or (ii) amend any provision of Section 5.2(b)(iv)(E) or Article VIII in a manner that would apply ETE, also in writing and signed by ETE) or, in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that after receipt of Company Shareholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the NYSE require further approval of the shareholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the shareholders of the Company. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.12 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13 No Third-Party Beneficiaries. Each of ETP, Parent, Merger Sub and the Company agrees that (a) their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and (b) except for (i) the provisions of Section 5.11, (ii) the right of the Company's shareholders to receive the Merger Consideration on the terms and conditions of this Agreement, this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

Section 8.14 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.15 Definitions.

(a) *General Definitions.* References in this Agreement to "Subsidiaries" of any party means any corporation, partnership, association, trust or other form of legal entity of which (i) fifty percent (50%) or more of the voting power of the outstanding voting securities are on the date hereof directly or indirectly owned by such party or (ii) such party or any Subsidiary of such party is a general partner on the date hereof (excluding Regency Energy Partners LP, a Delaware limited partnership, or any of its Subsidiaries). References in this Agreement (except as specifically otherwise defined) to "affiliates" means, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person (excluding Regency Energy Partners LP, a Delaware limited partnership, or any of its Subsidiaries). As used in this definition, "control" (including, with its correlative meanings, "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. References in this Agreement (except as specifically otherwise defined) to "person" means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person. As used in this Agreement, "knowledge" means (i) with respect to ETP and its Subsidiaries, the actual knowledge, after reasonable investigation, of the individuals listed in Section 8.15(a) of the ETP Disclosure Schedule and (ii) with respect to the Company and its Subsidiaries, the actual knowledge, after reasonable investigation of the individuals listed on Section 8.15(a) of the Company Disclosure Schedule. As used in this Agreement, "business day" means any day other than a Saturday, Sunday or other day on which the banks in New York are authorized by law or executive order to remain closed.

(b) *Certain Specified Definitions.* As used in this Agreement:

(i) "Additional Transactions" means the following transactions, in the following order: (1) the distribution by Sunoco Partners LLC of the SXL Common Units to Sun Pipe Line Co. (63.63%), Atlantic R&M Corp. (18.99%) and Sunoco R&M Inc. (17.38%), (2) the contribution by the members of Sunoco Partners LLC of their respective interests in Sunoco Partners LLC to ETP in exchange for a number of Class F Units equal to the fair market value of such interests divided by $100, and (3) the contribution by the Company of an amount of cash and cash equivalents specified by ETP (but only to the extent that such amount is equal to less than the Available Cash) to ETP in exchange for a number of Class F Units equal to the amount of such cash divided by $100.

(ii) "Available Cash" means the available cash and cash equivalents of the Company as of immediately prior to the Effective Time, less any cash to be used to pay any fees, expenses and payables of the Company, including in connection with the transactions contemplated by this Agreement.

(iii) "Class F Units" means the Class F Units of ETP containing the rights, preferences and privileges ascribed to such units in the Partnership Agreement Amendment.

(iv) "Company Restructuring Transactions" means the Company's previously announced exit of its refining business, including any sale or discontinuation, in whole or in part, of such business.

(v) "Director Trust Agreement" means that certain Directors Deferred Compensation and Benefits Trust Agreement by and among the Company, Mellon Trust of New England, N.A., and Towers, Perrin, Forster & Crosby, Inc., as amended and restated effective November 1, 2007, as amended.

(vi) "Executive Trust Agreement" means that certain Deferred Compensation and Benefits Trust Agreement by and among the Company, Mellon Trust of New England, N.A., and Towers, Perrin, Forster & Crosby, Inc., as amended and restated effective November 1, 2007, as amended.

(vii) "Rabbi Trust Agreements" means the Executive Trust Agreement and the Director Trust Agreement.

(viii) "SUN Credit Facility" shall mean that certain credit agreement dated as of November 22, 2011 among the Company, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent.

(ix) "SUN Receivables Facility" shall mean that certain Amended and Restated Receivables Purchase Agreement, dated as of July 19, 2011, among Sunoco Receivables Corporation, Inc., as seller, the Company, as servicer, Market Street Funding LLC, as a conduit purchaser, PNC Bank, National Association, as administrative agent, and the other parties thereto.

(x) "Willful Breach" means (i) a material breach, or failure to perform, that is the consequence of an act or omission of a Representative or a Subsidiary of the Company with the knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of this Agreement.

(c) *Definitions Appearing Elsewhere.* Each of the following terms is defined in the section of this Agreement set forth opposite such term:

Acquisition Proposal	Section 5.4(i)(i)
Acquisition Transaction	Section 5.4(i)(ii)
Action	Section 5.11(b)
Additional Transactions	Section 8.15(b)(i)
affiliates	Section 8.15(a)
Agreement	Preamble
Articles of Merger	Section 1.3
Available Cash	Section 8.15(b)(ii)
Available Cash Election Amount	Section 2.1(a)(ii)
Balance Sheet Date	Section 3.6
Benefit Plans	Section 5.7(b)
Breakup Fee	Section 7.3(h)
business day	Section 8.15(a)
Cancelled Shares	Section 2.1(b)
Cash Election	Section 2.1(a)(ii)
Cash Election Amount	Section 2.1(a)(ii)
Cash Election Consideration	Section 2.1(a)(ii)
Cash Election Share	Section 2.1(a)(ii)
Cash Fraction	Section 2.1(a)(ii)
Certificates	Section 2.3(b)
Change of Recommendation	Section 5.4(d)
Class A Units	Section 3.2(a)
Class E Units	Section 4.2(a)
Class F Units	Section 8.15(b)(iii)
Closing	Section 1.2
Closing Date	Section 1.2
Code	Recitals
Common Unit Election	Section 2.1(a)(iii)
Common Unit Election Consideration	Section 2.1(a)(iii)
Common Unit Election Share	Section 2.1(a)(iii)
Common Units	Section 2.1(a)(i)
Company	Preamble
Company 2012 Budget	Section 5.1(b)(E)
Company 401(k) Plan	Section 5.7(e)
Company Approvals	Section 3.3(b)
Company Benefit Plans	Section 3.9(a)
Company Common Stock	Section 2.1(a)
Company Deferred Share Account	Section 5.6(e)
Company Disclosure Schedule	Preamble to Article III
Company Employees	Section 3.15(a)
Company Equity Awards	Section 5.6(c)
Company Intellectual Property	Section 3.16
Company Leased Real Property	Section 3.17(a)
Company Material Adverse Effect	Section 3.1(b)
Company Material Contracts	Section 3.20(a)
Company Option	Section 5.6(a)
Company Organizational Documents	Section 3.1(c)
Company Owned Real Property	Section 3.17(a)
Company Permits	Section 3.4(b)

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

ENERGY TRANSFER PARTNERS, L.P.

By: Energy Transfer Partners GP, L.P., its general partner

    By: Energy Transfer Partners, L.L.C., its general partner

        By: /s/ Thomas P. Mason
            Name: Thomas P. Mason
            Title: Senior Vice President,
                    General Counsel and Secretary

SAM ACQUISITION CORPORATION

By: /s/ Thomas P. Mason
    Name: Thomas P. Mason
    Title: Senior Vice President,
           General Counsel and Secretary

ENERGY TRANSFER PARTNERS GP, L.P.

By: Energy Transfer Partners, L.L.C., its general partner

By: /s/ Thomas P. Mason
    Name: Thomas P. Mason
    Title: Senior Vice President,
           General Counsel and Secretary

ENERGY TRANSFER EQUITY, L.P.

By: LE GP, LLC, its general partner

By: /s/ John W. McReynolds
    Name: John W. McReynolds
    Title: President and Chief Financial Officer

SUNOCO, INC.

By: /s/ Brian P. MacDonald
    Name: Brian P. MacDonald
    Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

AMENDMENT NO. 1

TO

AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 (this "Amendment"), dated as of June 15, 2012, to Agreement and Plan of Merger (the "Merger Agreement"), dated as of April 29, 2012, is by and among Energy Transfer Partners, L.P., a Delaware limited partnership ("ETP"), Energy Transfer Partners GP, L.P., a Delaware limited partnership and general partner of ETP ("Parent"), Sam Acquisition Corporation, a Delaware corporation and a direct wholly owned subsidiary of ETP ("Merger Sub"), Sunoco, Inc., a Pennsylvania corporation (the "Company") and, solely as applicable pursuant to Section 8.11 of the Merger Agreement, Energy Transfer Equity, L.P., a Delaware limited partnership ("ETE").

WHEREAS, the parties have heretofore entered into the Merger Agreement, which provides for, among other things, the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation, upon the terms and conditions set forth therein;

WHEREAS, the parties desire to amend certain provisions of the Merger Agreement; and

WHEREAS, the Board of Directors of each of the Company, the general partner of Parent and Merger Sub have each approved the execution, delivery and performance of this Amendment and the consummation of the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the mutual agreements set forth in the Merger Agreement and this Amendment, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, ETP, Parent, Merger Sub and the Company hereby agree as follows:

1. Definitions. Terms used herein and not defined shall have the meanings ascribed thereto in the Merger Agreement.

2. Additional Transactions. Section 8.15(b)(i) of the Merger Agreement is hereby amended and restated in its entirety as follows:

(i) "Additional Transactions" means the following transactions, in the following order: (1) the contribution by the members of Sunoco Partners LLC of their respective interests in Sunoco Partners LLC to ETP in exchange for 50,706,000 Class F Units, and (2) the contribution by the Company of an amount of cash and cash equivalents specified by ETP (but only to the extent that such amount is equal to or less than the Available Cash) to ETP in exchange for a number of Class F Units equal to the amount of such cash divided by $50.00.

3. Partnership Agreement Amendment. Annex A to the Merger Agreement is hereby amended and restated in its entirety in the form set forth in Annex A hereto.

4. References. Each reference in the Merger Agreement to "this Agreement," "hereof," "hereunder" or words of like import referring to the Merger Agreement shall mean and be a reference to the Merger Agreement as amended by this Amendment. References in Sections 4.22 and 5.19 of the Merger Agreement to clause (3) of the definition of "Additional Transactions" are hereby amended to refer to clause (2) of the definition of "Additional Transactions."

5. Effect of Amendment. This Amendment shall not constitute an amendment or waiver of any provision of the Merger Agreement not expressly amended and or waived herein and shall not be construed as an amendment, waiver or consent to any action that would require an amendment, waiver or consent except as expressly stated herein. The Merger Agreement, as amended by this Amendment, is and shall continue to be in full force and effect and is in all respects ratified and confirmed hereby.

6. Counterparts; Effectiveness. This Amendment may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Amendment transmitted by facsimile transmission, by electronic mail in "portable document format" (".pdf") form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

7. Governing Law. This Amendment, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Amendment or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the date first above written.

ENERGY TRANSFER PARTNERS, L.P.

By: Energy Transfer Partners GP, L.P., its general partner

    By: Energy Transfer Partners, L.L.C., its general partner

    By: /s/ Thomas P. Mason
        Name: Thomas P. Mason
        Title: Senior Vice President and General Counsel

SAM ACQUISITION CORPORATION

By: /s/ Thomas P. Mason
    Name: Thomas P. Mason
    Title: Senior Vice President and General Counsel

ENERGY TRANSFER PARTNERS GP, L.P.

By: Energy Transfer Partners, L.L.C., its general partner

By: /s/ Thomas P. Mason
    Name: Thomas P. Mason
    Title: Senior Vice President and General Counsel

ENERGY TRANSFER EQUITY, L.P.

By: LE GP, LLC, its general partner

By: /s/ John W. McReynolds
    Name: John W. McReynolds
    Title: President and Chief Financial Officer

SUNOCO, INC.

By: /s/ Brian P. MacDonald
    Name: Brian P. MacDonald
    Title: Chairman, President and Chief Executive Officer

[Signature Page to Amendment No. 1 to the Merger Agreement]

FORM OF ETP PARTNERSHIP AGREEMENT AMENDMENT

AMENDMENT NO. 2 TO

SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

OF

ENERGY TRANSFER PARTNERS, L.P.

This Amendment No. 2 (this "*Amendment No. 2*") to the Second Amended and Restated Agreement of Limited Partnership of Energy Transfer Partners, L.P. (the "*Partnership*"), dated as of July 28, 2009, as amended by Amendment No. 1 thereto dated as of March 26, 2012 (as so amended, the "*Partnership Agreement*"), is hereby adopted effective as of [●], 2012, by Energy Transfer Partners GP, L.P., a Delaware limited partnership (the "*General Partner*"), as general partner of the Partnership. Capitalized terms used but not defined herein have the meaning given such terms in the Partnership Agreement.

WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement to reflect a change that, in the discretion of the General Partner, does not adversely affect the Unitholders in any material respect; and

WHEREAS, Section 13.1(g) of the Partnership Agreement provides that the General Partner, without the approval of any Partner (subject to Section 5.7 of the Partnership Agreement), may amend any provision of the Partnership Agreement to reflect an amendment that, in the discretion of the General Partner, is necessary or advisable in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.6 of the Partnership Agreement; and

WHEREAS, the General Partner has entered into an Agreement and Plan of Merger (as amended, the "*Merger Agreement*") by and among the Partnership, the General Partner, Sam Acquisition Corporation, a Pennsylvania corporation ("*Merger Sub*"), and Sunoco, Inc. a Pennsylvania corporation (the "*Company*"), pursuant to which Merger Sub will be merged with and into the Company (the "*Merger*"), with the Company surviving the Merger; and

WHEREAS, in connection with the transactions contemplated by the Merger Agreement, the Partnership is obligated to issue limited partner interests to be designated as Class F Units having the rights, preferences and privileges set forth in this Amendment No. 2; and

WHEREAS, the General Partner has determined that the creation of the new class of Partnership Securities to be designated as "Class F Units" provided for in this Amendment No. 2 will be in the best interests of the Partnership and beneficial to the Limited Partners, including the holders of the Common Units; and

WHEREAS, the General Partner has determined, pursuant to Section 13.1(g) of the Partnership Agreement, that the amendments to the Partnership Agreement set forth herein (other than those amendments to Section 6.4 of the Partnership Agreement) are necessary or advisable in connection with the authorization of the issuance of the Class F Units; and

WHEREAS, acting pursuant to the power and authority granted to it under Section 13.1(d)(i) of the Partnership Agreement, the General Partner has determined that the following amendment to Section 6.4 of the Partnership Agreement does not adversely affect the Unitholders in any material respect; and

NOW THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:

Section 1. Amendment.

(a) Section 1.1 of the Partnership Agreement is hereby amended to add or amend and restate the following definitions in the appropriate alphabetical order:

(i) "*Class F Percentage*" means, with respect to the Class F Units for any date, the percentage determined by multiplying (a) 35% by (b) the quotient obtained by dividing (A) the number of Class F Units Outstanding on such date, by (B)   .[1]

(ii) "*Class F Issue Price*" means $50.00.

(iii) "*Class F Unit*" means a Unit representing a fractional part of the Partnership Interests of all Limited Partners and Assignees and of the General Partner (exclusive of its interest as holder of the general partner interest and the Incentive Distribution Rights) and having the rights and obligations specified with respect to Class F Units in this Agreement.

(iv) "*Company*" means Sunoco, Inc., a Pennsylvania corporation.

(v) "*Company Merger*" means the merger of Merger Sub with and into the Company contemplated by the Company Merger Agreement.

(vi) "*Company Merger Agreement*" means the Agreement and Plan of Merger by and among the Partnership, the General Partner, Merger Sub, and the Company, pursuant to which Merger Sub will be merged with and into the Company.

(vii) "ETP Holdco" means ETP Holdco Corporation, a Delaware corporation.

(viii) "ETP Holdco Distributions" has the meaning set forth in Section 5.10(b)(iii)(A).

(ix) "ETP Holdco Items" has the meaning set forth in Section 5.10(b)(ii)(A).

(x) "*Merger Sub*" has the meaning ascribed to such term in the Company Merger Agreement.

(xi) "*Quarterly Reduction Amount*" has the meaning set forth in Section 6.4(c).

(xii) "*Unit*" means a Partnership Interest of a Limited Partner or Assignee in the Partnership and shall include Common Units, Class E Units and Class F Units, but shall not include (x) the general partner interest in the Partnership or (y) Incentive Distribution Rights.

(xiii) "*Unitholders*" means the holders of Common Units, Class E Units and Class F Units.

(xiv) "*Unit Majority*" means at least a majority of the Outstanding Units (excluding the Class E Units and Class F Units in respect of matters in which the holders of the Class E Units and Class F Units are not entitled to a vote).

(b) Article V of the Partnership Agreement is hereby amended by adding a new Section 5.10 at the end thereof as follows:

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[1] This amount will equal the aggregate number of Class F Units issued by ETP at the closing of the Merger, which amount will be equal to the sum of (i) 50,706,000 Class F Units and (ii) the quotient obtained by dividing the amount of cash and cash equivalents contributed by the Company to ETP at the closing of the Merger in connection with the Additional Transactions (as defined in the Company Merger Agreement) by $50.00.

"*5.10 Establishment of Class F Units.*

(a) *General*. The General Partner hereby designates and creates a series of Units to be designated as "Class F Units" and consisting of a total of   Class F Units.[2]

(b) *Rights of Class F Units*. The Class F Units shall have the following rights, preferences and privileges and shall be subject to the following duties and obligations:

(i) *Initial Capital Account*. The initial capital account with respect to each Class F Unit will be equal to its Issue Price minus its proportionate share of the principal amount of any public indebtedness of the Company assumed by the Partnership.

(ii) *Allocations*.

(A) The Class F Units shall not be entitled to receive any allocation of any item of Partnership income, gain, loss, deduction or credit attributable to the Partnership's ownership of ETP Holdco or the Partnership's ownership of any indebtedness of ETP Holdco or any of its subsidiaries (the "ETP Holdco Items"), and such ETP Holdco Items (which shall not be included in the computation of Net Income, Net Loss, Net Termination Gain or Net Termination Loss for any taxable year while any Class F Units remain Outstanding) shall instead be specially allocated to the General Partner in an amount equal to the General Partner's Percentage Interest of such ETP Holdco Items and the remainder to the Unitholders (other than the holders of the Class F Units or the holders of the Class E Units) Pro Rata.

(B) The Class F Percentage of any Net Income to be allocated to the Unitholders pursuant to Section 6.1(a)(iii) of this Agreement shall be allocated to the Class F Units and the remaining portion of such Net Income shall be allocated to the Unitholders (other than the holders of Class F Units) in proportion to their relative Percentage Interests; provided, that the amount of Net Income allocated to each Class F Unit for each taxable year shall not exceed the product of (A) the aggregate cash amount distributed to such Class F Unit pursuant to Article VI of this Agreement for such taxable year, multiplied by (B) the quotient obtained by dividing (I) the Partnership's Net Income allocated to the Unitholders (including the holders of the Class F Units) for such taxable year by (II) the aggregate cash amount distributed (excluding ETP Holdco Distributions) to the Unitholders (including the holders of the Class F Units) pursuant to Article VI for such taxable year.

(C) The Class F Percentage of any Net Losses to be allocated to the Unitholders pursuant to Section 6.1(b)(ii) of this Agreement shall be allocated to the Class F Units and the remaining portion of such Net Losses shall be allocated to the Unitholders (other than the holders of Class F Units) in proportion to their relative Percentage Interests; provided that Net Losses shall not be allocated pursuant to Section 6.1(b)(ii) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account).

(D) For each taxable period, each Class F Unit shall be allocated Net Termination Gain pursuant to Section 6.1(c)(i)(B) until the Capital Account of each Class F Unit is equal to its Issue Price. Such allocations will be made prior to any allocations being made to any other Unitholder pursuant to Section 6.1(c)(i)(B) and will be made prior to any allocations being made pursuant to Section 6.1(c)(i)(C). The Class F Units shall be allocated 1% of the remaining aggregate Net

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[2] This amount will equal the aggregate number of Class F Units issued by ETP at the closing of the Merger, which amount will be equal to the sum of (i) 50,706,000 Class F Units and (ii) the quotient obtained by dividing the amount of cash and cash equivalents contributed by the Company to ETP at the closing of the Merger in connection with the Additional Transactions (as defined in the Company Merger Agreement) by $50.00.

Termination Gain, if any, that is to be allocated pursuant to Section 6.1(c)(i) for such taxable period following the allocations made pursuant to Section 6.1(c)(i)(B). No other allocations of Net Termination Gain shall be made to the Class F Units for such taxable period. The Class F Units shall be allocated Net Termination Loss to the same extent as the Common Units.

(E) Notwithstanding Section 6.2(b)(iii), the General Partner shall apply the principles of Treasury Regulation Section 1.704-3(b) to eliminate Book-Tax Disparities in any Contributed Property received by the Partnership in exchange for the issuance of Class F Units when applying Section 6.2(b)(i) with respect to such Contributed Property and will apply the principles of Treasury Regulation Section 1.704-3(d) to eliminate Book-Tax Disparities when applying Section 6.2(b)(ii)(A)(1) with respect to such Contributed Property to the extent such contributed property subsequently becomes Adjusted Property.

(F) All items of income, gain, loss, deduction or credit attributable to any public indebtedness of the Company assumed by the Partnership in connection with the issuance of the Class F Units shall be specially allocated to the holders of the Class F Units.

(iii) *Distributions*.

(A) For each taxable year, no portion of any Partnership cash distribution attributable to (i) any distribution or dividend received by the Partnership from ETP Holdco or the proceeds of any sale of the capital stock of ETP Holdco or (ii) any interest payments received by the Partnership with respect to indebtedness of ETP Holdco or its subsidiaries (such portion of any Partnership cash distributions, the "ETP Holdco Distributions") shall be distributed to the Class E Units or the Class F Units.

(B) For each Quarter following the Quarter in which distributions are first made to the Class F Units, aggregate quarterly distributions, if any, to the holders of the Incentive Distribution Rights provided for in clauses (iii)(B), (iv)(B) and (v)(B) of Section 6.4(a) shall not exceed the amount the holders of the Incentive Distribution Rights would otherwise receive pursuant to such clauses if Available Cash were reduced by the lesser of (A) the amount distributed to the Class F Units and (B) the aggregate ETP Holdco Distributions received by the Partnership, in the immediately prior Quarter.

(C) The Class F Units will be entitled to receive the Class F Percentage of the portion of any Partnership cash distributions (other than ETP Holdco Distributions) to be made to the Unitholders pursuant to Article VI and the remaining portion of the Available Cash to be distributed shall be made to the Unitholders (other than the holders of Class F Units) in proportion to their relative Percentage Interests; provided, that the aggregate Partnership distributions made to each Class F Unit for each taxable year shall not exceed $3.75.

(iv) *Voting Rights*. The Class F Units shall not have any voting rights, except to the extent the Delaware Act gives the Class F Units a vote as a class on any matter. With respect to any matter on which the Class F Units are entitled to vote, each Class F Unit will be entitled to one vote on such matter.

(v) *Redemption and Conversion Rights*. The Class F Units will be perpetual and shall not have any rights of redemption or conversion.

(vi) *Certificates*; *Book-Entry*. The Class F Units shall be evidenced by certificates in such form as the General Partner may approve and, subject to the satisfaction of any applicable legal, regulatory and contractual requirements, may be assigned or transferred in a manner identical to the assignment and transfer of other Units

(vii) *Registrar and Transfer Agent*. Unless and until the General Partner determines to assign the responsibility to another Person, the General Partner will act as the registrar and transfer agent for the Class F Units.

(viii) *Continuing Liability for Assumed Company Debt*. The Company shall continue to be liable for any public indebtedness assumed by the Partnership as a result of the contribution of assets to the Partnership by the Company or its subsidiaries in exchange for Class F Units. The Company, on behalf of itself and its subsidiaries, shall contribute cash to the Partnership immediately prior to the payment by the Partnership of any amount due with respect to such assumed indebtedness, including principal, interest or any other amounts due pursuant to the terms of such indebtedness, in an amount equal to the amount due by the Partnership with respect to such indebtedness. The capital accounts of the Class F Units shall be increased by the amount of such cash contributions, but no additional Class F Units shall be issued to the Company or its subsidiaries as a result of such additional cash contributions. The Company shall provide such additional documentation setting forth such obligation as requested by the Partnership, including but not limited to the issuance to the Partnership of a promissory note of the Company.

(c) Section 6.1(a)(iii)(A)(II) of the Partnership Agreement is hereby amended by replacing "HHI Distributions" with "ETP Holdco Distributions" where such term is used.

(d) Section 6.1(d)(xiii) of the Partnership Agreement is hereby amended by (i) changing the subtitle to "Class E and ETP Holdco Allocations," (ii) replacing "HHI" with "ETP Holdco" each place where such term is used, (iii) deleting the parenthetical containing "HHI Items" in clause (A), and (iv) replacing "HHI Items" with "ETP Holdco Items" each other place where the term "HHI Items" is used.

(e) Section 6.3(e)(i) of the Partnership Agreement is hereby amended and restated as follows:

"(i) For each taxable year, no portion of any Partnership cash distributions that are ETP Holdco Distributions shall be distributed to the Class E Units."

(f) Section 6.3(e)(ii) of the Partnership Agreement is hereby amended by replacing "HHI Distributions" with "ETP Holdco Distributions" where such term is used.

(g) Section 6.4 of the Partnership Agreement is hereby amended by adding a new subsection (c) as follows:

"(c) Notwithstanding anything to the contrary in this Section 6.4, and without limiting the provisions of Subsection 6.4(b), for a period of twelve consecutive Quarters commencing with the Quarter in which the Company Merger is consummated, aggregate quarterly distributions, if any, to the holders of the Incentive Distribution Rights provided for in clauses (iii)(B), (iv)(B) and (v)(B) of Subsection 6.4(a) shall be reduced by $17,500,000 per Quarter (the "Quarterly Reduction Amount"); provided, that if any such reduction for a Quarter would result in a negative number, then the Quarterly Reduction Amount for such Quarter shall be adjusted and deemed to be an amount that would result in zero quarterly distributions for such Quarter to the holders of Incentive Distribution Rights provided for in clauses (iii)(B), (iv)(B) and (v)(B) of Subsection 6.4(a)."

Section 2. Except as hereby amended, the Partnership Agreement shall remain in full force and effect.

Section 3. This Amendment shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws without regard to principles of conflicts of laws.

[Signature page follows]

IN WITNESS WHEREOF, this Amendment has been executed as of the date first above written.

GENERAL PARTNER:

ENERGY TRANSFER PARTNERS GP, L.P.

By: Energy Transfer Partner, L.L.C.,
its general partner

By: ____
Name:
Title:

[Signature Page to Amendment No. 2 to ETP Partnership Agreement]

ANNEX C

[LETTERHEAD OF CREDIT SUISSE SECURITIES (USA) LLC]

April 29, 2012

Sunoco, Inc.
1818 Market Street, 15th Floor
Philadelphia, PA 19103
Attention: Board of Directors

Members of the Board:

You have asked us to advise you in your capacity as the Board of Directors of Sunoco, Inc. (the "Company") with respect to the fairness, from a financial point of view, to the holders of common stock, par value $1.00 per share ("Company Common Stock"), of the Company, of the Merger Consideration (as defined below) to be received by such holders in the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of April 29, 2012 (the "Merger Agreement"), by and among Energy Transfer Partners, L.P. (the "Acquiror"), Energy Transfer Partners GP, L.P., the general partner of the Acquiror ("Acquiror GP" and, together with the Acquiror, the "Acquiror Entities"), the Company, Sam Acquisition Corporation, a wholly owned subsidiary of the Acquiror ("Merger Sub"), and, solely for purposes of certain provisions of the Merger Agreement, Energy Transfer Equity, L.P. ("ETE"). The Merger Agreement provides for, among other things, the merger (the "Merger") of the Company with Merger Sub pursuant to which the Company will become a wholly owned subsidiary of the Acquiror and each outstanding share of Company Common Stock will be converted into the right to receive, at the election of the holder thereof (i) $25.00 in cash (the "Standard Cash Consideration"), and 0.5245 of a common unit (an "Acquiror Common Unit") representing limited partnership interests in the Acquiror (the "Standard Common Unit Consideration" and together with the Standard Cash Consideration, the "Mixed Election Consideration"), (ii) $50.00 in cash (the "Cash Election Consideration") or (iii) 1.0490 Acquiror Common Units (the "Common Unit Election Consideration"). The Cash Election Consideration and the Common Unit Election Consideration are subject to limitations set forth in the Merger Agreement, as to which we express no view or opinion. The aggregate Mixed Election Consideration, Cash Election Consideration and Common Unit Election Consideration to be received by holders of Company Common Stock in the Merger is referred to as the "Merger Consideration."

In arriving at our opinion, we have reviewed the Merger Agreement and certain publicly available business and financial information relating to the Company and the Acquiror. We have also reviewed certain other information relating to the Company and the Acquiror, including (i) financial forecasts relating to the Company provided to us by the management of the Company (as adjusted based on discussions with and instructions from management of the Company, the "Company Forecasts") and financial forecasts for the Acquiror provided to us by the management of the Acquiror (the "Acquiror Forecasts"), and have met with the managements of the Company and the Acquiror to discuss the business and prospects of the Company and the Acquiror. We have also considered certain financial and stock market data of the Company and the Acquiror, and we have compared that data with similar data for other companies with publicly traded equity securities in businesses we deemed similar to those of the Company and the Acquiror and, with respect to the Company, we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information, and we have assumed and relied upon such information being complete and accurate in all respects material to our analyses and this opinion. With respect to the Company Forecasts and the Acquiror Forecasts, the managements of the Company and the Acquiror have advised us and we have assumed that the Company Forecasts and the Acquiror

Forecasts have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the managements of the Company and the Acquiror as to the future financial performance of the Company and the Acquiror, respectively, and we express no opinion with respect to such financial forecasts or the assumptions upon which they are based. As you are aware, the Company Projections as prepared by management of the Company and relied upon by us for purposes of our analyses and our opinion assume the completion of certain refinery closings and certain strategic and other initiatives previously announced by the Company in September 2011 and February 2012, respectively. We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, the Acquiror or the contemplated benefits of the Merger. We have further assumed, with your consent, that the Merger will be consummated with the parties and in the form and structure described above in accordance with the terms of the Merger Agreement, without waiver, modification or amendment of any term, condition or agreement thereof that is material to our analyses or this opinion and that neither the consummation of the Additional Transactions (as defined in the Merger Agreement) nor any assignments of any rights under or modification to the parties, form and structure of the Merger as described above, whether pursuant to the Merger Agreement or otherwise, would be material to our analyses or this opinion. You have advised us and for purposes of our analyses and our opinion we have assumed that, for Federal income tax purposes, the exchange of shares of Company Common Stock for Acquiror Common Units pursuant to the Merger will qualify as an exchange to which Section 721(a) of the Internal Revenue Code of 1986, as amended, applies. We have not investigated or otherwise evaluated, and our opinion does not address, the potential effects of the Merger, any related transactions or any sales or transfers of any assets or securities of the Company, the Acquiror or their respective affiliates, whether in connection with the Merger or otherwise, on the credit ratings of the Company or the Acquiror or the federal, state or other taxes or tax rates payable by the Company, the Acquiror or their respective security holders and, with your consent, have assumed, that, except as would not be material to our analysis or this opinion, such credit ratings, taxes and tax rates will not be adversely affected by or after giving effect to the Merger, any related transactions or any such sales or transfers. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or the Acquiror, nor have we been furnished with any such evaluations or appraisals except that management of the Company provided us with certain studies relating to certain of the Company's real estate assets. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or the Acquiror is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or the Acquiror is or may be a party or is or may be subject.

Our opinion addresses only the fairness, from a financial point of view, to the holders of Company Common Stock of the Merger Consideration to be received by such holders in the Merger pursuant to the Merger Agreement and does not address (i) any other aspect or implication of the Merger or any agreement, arrangement or understanding entered into in connection therewith or otherwise, including, without limitation, the potential effects of any subsequent sales, transfers (including internal transfers) of any assets or securities of the Company, the Acquiror or their respective affiliates on the Company or the Acquiror, whether in connection with the Merger, the financing of the Merger or otherwise, (ii) the allocation of the Merger Consideration as between holders of Company Common Stock who receive the Cash Election Consideration, the Common Unit Election Consideration, the Mixed Election Consideration or any combination thereof, (iii) the relative fairness of the Cash Election Consideration, the Common Unit Election Consideration and the Mixed Election Consideration and (iv) the fairness of the amount or nature of, or any other aspect relating to, any compensation or consideration to be received or otherwise payable to any officers, directors, employees, security holders or affiliates of any party to the Merger, or class of such persons, relative to the Merger Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended regarding matters that require legal, regulatory, accounting, insurance, tax, environmental, executive compensation or other similar professional advice. It is assumed that such opinions, counsel, interpretations or advice have been or will be obtained from the appropriate professional sources. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. In addition, as you are aware, the financial projections and estimates that we have reviewed relating to the future financial performance of the Company and the Acquiror reflect certain assumptions regarding the oil and gas industry that are subject to significant uncertainty and that, if different than assumed, could have a material impact on our analyses and this opinion. Our opinion does not address the relative merits of the Merger as compared to alternative transactions or strategies that might be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Merger. Except pursuant to a separate pending engagement with respect to the disposition of certain refineries, we were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company though, at the Company's direction, we participated in discussions with a third party that contacted the Company regarding a potential transaction. We are not expressing any opinion as to what the value of the Acquiror Common Units actually will be when exchanged or issued pursuant to the Merger or the price or range of prices at which Company Common Stock or Acquiror Common Units may be purchased or sold at any time. We have assumed that the Acquiror Common Units to be issued in the Merger will be listed on the New York Stock Exchange.

We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a portion of which became payable to us upon the rendering of our opinion and the principal portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates have in the past provided and are currently providing investment banking and other financial services to the Company, the Acquiror and certain of their respective affiliates for which we and our affiliates have received compensation. With respect to the Company and certain of its affiliates including a former affiliate, SunCoke Energy, Inc. ("SunCoke") and a current affiliate, Sunoco Logistics Partners L.P. ("Logistics"), such investment banking and financial services have included: (A) being a lender to the Company, SunCoke and Logistics pursuant to certain loan and credit facility agreements; (B) (i) having acted as financial advisor to the Company with respect to certain strategic alternatives and related matters including strategic alternatives with respect to the disposition of SunCoke and certain strategic and financial matters relating to Logistics and (ii) currently acting as financial advisor to the Company in connection with its proposed disposition of certain refineries; and (C) having acted as bookrunning lead managing underwriter in connection with the initial public offering of SunCoke common stock in July 2011, joint bookrunning lead managing underwriter of an offering of SunCoke debt securities in July 2011, joint bookrunning lead managing underwriter of an offering of Logistics common units in May 2009, and co-managing underwriter of offerings of Logistics debt securities in February 2010 and February 2009. With respect to the Acquiror and certain of its affiliates including ETE, Southern Union Company ("Southern Union") and Regency Energy Partners LP ("Regency"), such investment banking and financial services have included: (x) being a lender to the Acquiror, ETE, Southern Union and certain of their affiliates pursuant to certain loans and credit facilities; (y) having acted as financial advisor to ETE in connection with its acquisitions of Southern Union and the general partner of Regency and having acted as financial advisor to the Acquiror in connection with the sale of its propane business; and (z) having acted as lead bookrunning managing underwriter of an offering of equity securities by the Acquiror in August 2010, joint bookrunning underwriter of an offering of debt and equity securities by the Acquiror in January 2012, November 2011, May 2011, April 2011 and January 2010, joint bookrunning lead managing underwriter of an offering of debt securities by ETE in September 2010, lead arranger and administrative agent on a debt financing by ETE in March 2012, sole arranger on a debt financing by ETE in July 2011, and joint bookrunning underwriter of offerings of equity and debt securities by Regency in March 2012, October 2011, May 2011, October 2010 and August 2010. We and our affiliates have provided other financial advice and services, and may in the future provide investment banking and financial services, to the Company, the Acquiror, ETE and their respective affiliates for which we and our affiliates have received, and would expect to receive, compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, the Acquiror, ETE and any other company that may be involved in the Merger, as well as provide investment banking and other financial services to such companies and their affiliates. In addition, as discussed with you prior to our engagement (the "Engagement") as financial advisor to the Company in connection with the proposed Merger and related matters, certain officers and other members of the team of investment banking professionals principally assigned to perform the Engagement have previously provided investment banking and financial services to the Acquiror, ETE and certain of their affiliates, including having recently participated in the provision of investment banking and financial services to ETE in connection with its acquisition of Southern Union and the financing thereof, and certain other officers and investment banking professionals may provide investment banking and financial services to the Acquiror, ETE and certain of their affiliates on matters unrelated to the proposed Merger during the pendency of the Engagement.

It is understood that this letter is for the information of the Board of Directors of the Company (in its capacity as such) in connection with its consideration of the Merger and does not constitute advice or a recommendation to any holder of Company Common Stock as to how such holder should vote or act on any matter relating to the proposed Merger or otherwise, including, without limitation, whether such holder should elect to receive the Cash Election Consideration, the Common Unit Election Consideration or the Mixed Election Consideration in the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of Company Common Stock in the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC